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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Old Mutual plc

*CURRENT ADDRESS

**FORMER NAME

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APR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 04974

FISCAL YEAR 12-31-06

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DAT : 4/12/07

Looking ahead...



OLD MUTUAL plc

Annual Report 2006

Who we are

Old Mutual is an international financial services group focusing on asset gathering and asset management. We are the largest financial services group in South Africa and have life and asset management operations in the USA, life operations in the UK, Europe, Latin America, India and China, a banking operation in the Nordic region and growing asset management operations in the UK.

Our vision

To be a premier international savings and wealth management business.

Our proposition

The strength of diversity, the power of focus
From our roots in South Africa, we have built an international business. With our acquisition of Skandia, we now have the people, scale and geographic diversity to establish our presence on the world stage.

Focus is about clarity.
At Old Mutual we are clear about our future. We are growing from leadership positions, we are committed to *innovation in our* products and services, and we have a sustainable business that promises to deliver value year on year.

...to the next stage of our journey

Extended contents

Highlights of the year

- Skandia acquisition completed in February 2006, with synergy targets on track
- Group funds under management rose to £239 billion
- Continued recovery at Nedbank
- Multi-boutique strategy announced for Old Mutual Asset Managers in South Africa
- US businesses grew their assets and earnings

We are on a journey to achieve our vision of becoming a premier international savings and wealth management business. We are well positioned in attractive markets and, with a sharp focus on delivery, we aim to capitalise on the excellent growth opportunities that lie ahead of us

Below is a brief outline of how we have progressed this year













Financial highlights

These results reflect a healthy overall performance from around the Group. Funds under management grew by 31%, with operating profit benefiting both from a better than expected result from our Skandia acquisition and good progress in our other businesses

we're growing

Adjusted operating profit* (IFRS basis) £m

+16%

2006	1,459
[illegible]	1,261

Adjusted operating profit (EEV basis) £m

+22%

2006	1,687
[illegible]	1,387

Adjusted operating earnings per share* (IFRS basis) p

–18%

2006	15.1
[illegible]	18.5

Adjusted operating earnings per share (EEV basis) p

–14%

2006	17.8
[illegible]	20.7

Basic earnings per share (IFRS basis) p

–32%

2006	17.0
[illegible]	25.1

Funds under management £bn

+31%

2006	239
[illegible]	182

Total life assurance sales on an EEV (APE) basis £m

+137%

2006	1,535
[illegible]	648

Final dividend p

+14%

2006	4.15
[illegible]	3.65

Wherever the items asterisked in the highlights are used, whether in the highlights or the Business review, the following definitions apply:

- For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

  Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policy holder' funds and Black Economic Empowerment trusts.

Numbers for currencies other than Sterling are translated at average rate for profit and loss items and at closing rates for year-end balances.



Christopher Collins
Chairman

Overview of 2006

2006 was an important year in the history of Old Mutual. We took a major step in developing our international reach through the acquisition of Skandia. We now have operations in over 40 countries and Skandia's businesses are well on their way to being integrated fully with the rest of Old Mutual.

Old Mutual has also made progress in South Africa, the USA and the Far East. Nedbank has continued its return to health.

Our adjusted operating earnings per share on an IFRS basis were in line with plan at 15.1p, reflecting the increased number of shares now in issue following our acquisition of Skandia. On behalf of the shareholders, I would like to thank all Old Mutual people for their hard work and dedication in contributing to this result.

Dividend

Reflecting the Board's confidence and wish to improve returns to shareholders, we are recommending a final dividend of 4.15p per share, an increase of 13.7% over 2005, making a total dividend for the year of 6.25p per share.

Board

Warren Clewlow retired at the Annual General Meeting in May 2006, while Wiseman Nkuhlu left us at the end of October 2006 to take on a potentially conflicting chairmanship. We are grateful to both of them for their substantial contributions to the Board.

Meanwhile we have been delighted to welcome Jonathan Nicholls, our new Group Finance Director.

Lars Otterbeck and Bongani Nqwababa have also joined us as non-executive directors, the latter from April 2007. They will provide us with important insights into Swedish and South African business.

Annual General Meeting 2007

Our Annual General Meeting will be held at our offices in London on 24 May 2007. In addition to our usual standing agenda items, there is one additional item of special business.

Resolution 7 seeks shareholders' approval for the proposed use of proceeds from closing the Unclaimed Shares Trusts established to deal with unclaimed entitlements dating back to demutualisation in 1999. The explanatory notes with the Notice of AGM describe these proposals in detail. In summary, valid late claims would be settled by a cash payment for a further three years to the end of August 2009 (consistent with the original authority granted by shareholders to extend the Unclaimed Shares Trusts in 2004). Many of the residual unclaimed shares relate to policyholders in South Africa and other African territories. We therefore plan to reinvest most of the remaining proceeds either into good works in these territories or to enhance the value of specific smaller life policies in South Africa and Namibia.

This item, as well as all of the standing items at the AGM, are unanimously recommended by the Board, who intend to vote their own shares in favour of them. I ask you to support them as well.

The future

Old Mutual is on a journey to become a premier international savings and wealth management business. We believe that this will provide us with great opportunities.

Christopher Collins
Chairman
26 February 2007


We
wel
plac

Jim Sutcliffe
Chief Executive

Our strategy is based on disciplined organic and acquisitive growth, building value through diversity

Group values
Despite our geographic and cultural diversity, we are bound together by our Group values.

Integrity

→ Act honestly and openly and be trustworthy and consistent in all that you do. Act in accordance with the highest ethical standards.

Respect

→ Treat others as you would like to be treated yourself – value and learn from the strength of our diversity. Actively listen to others and recognise that everyone has a contribution to make.

Accountability

→ Take responsibility for the commitment that you make, actions you perform and problems that occur. Accept that you will be judged on these.

Pushing beyond boundaries

→ Strive as individuals, as a team and as an organisation to break new ground and achieve higher levels of performance. Reach to the depth of your abilities.

It is important that these values form the basis of all our decision-making, the ways in which we work together and how we serve our customers.

How we have grown over the past five years

	End 2001	End 2006
Funds under management	£143bn	£239bn
Life sales in Europe	nil	57%
FTSE 100 ranking	76	38
Market Capitalisation	£3,274m	£9,585m

A year of significant international development
2006 was a year of significant international development for the Old Mutual Group, with the successful completion of our acquisition of Skandia. Reflecting the increased spread of our business, funds under management grew substantially to £239 billion, a 31% increase over last year.

The transformation of the overall profile of our business is apparent from the fact that nearly 60% of our life sales for the year on an Annual Premium Equivalent (APE) basis came from Europe and over three-quarters of our funds under management are now located in the USA and Europe.

The Group produced a healthy earnings performance overall. Operating profit benefited both from a better than expected result from our Skandia acquisition and good progress at our other businesses. We ended the year with a capital surplus of over £1 billion on an FGD (Financial Groups Directive) basis, comfortably above the required threshold. Our strong financial position has enabled us to recommend an increased final dividend of 4.15p per share.

Growth is evident from our net cash flow of £28 billion and increases of 185% in gross unit trust sales and of 137% in life APE sales. Unfavourable currency movements, particularly in the Rand's and US Dollar's exchange rates to Sterling, reduced our IFRS earnings per share (EPS) by around 1.2p year-on-year.

In South Africa, Old Mutual South Africa (OMSA), Nedbank and Mutual & Federal all performed well. The three businesses also made good progress in their strategic co-operation programme. In particular, there was impressive growth in the bancassurance business written by Nedbank and OMSA.

OMSA is managing the continuing move by customers from life products to other investment products such as unit trusts. Return on Equity maintains its high levels and this, coupled with high cash generation, reaffirms this business as our "heartland" jewel. Old Mutual Specialised Finance division enjoyed excellent growth in both margins and investment profit.

In addition to the break-up of its asset management business into twelve specialised boutiques offering both active and passive investment opportunities, OMSA acquired Marriott, a leading property investment business based in KwaZulu-Natal, to broaden its portfolio, and Umbono, a black-empowered index investment house. Aligned to our strategy of "being the best or buying the best" and focusing on our core competencies, Old Mutual Asset Managers (South Africa) concluded an outsourcing agreement with JP Morgan Worldwide Securities to manage its investment administration services.

Value of new business 2006


5
1
4
3
2

£244m

1 South Africa	30%
2 UK	23%
3 USA	18%
4 Europe and Latin America	15%
5 Nordic	14%

Nedbank, our 53%-owned banking subsidiary, continued on its return to health, with a 38% increase in profit and a Return on Equity of 18.6%. There are encouraging signs that its retail franchise is gaining market share, with an increase in residential mortgage lending as a leading indicator of this. Its cost-to-income ratio has also continued to improve.

Although our South African general insurance business, Mutual & Federal, came off the cyclical highs it had enjoyed over the past few years, sound and prudent underwriting skills and good investment performance kept the business operating at a steady level. Mutual & Federal was able to return surplus cash to its shareholders during the year through payment of a special dividend.

Our US life and asset management businesses have begun their integration programme. While IFRS profit at the life business was on track, the embedded value performance for 2006 was somewhat disappointing. However, sales by the life business, including those out of Bermuda, grew impressively and we are confident that the business will now stabilise and build on its strong foundations. Plans for US life to address the important and growing Hispanic market advanced during the year.

The investment affiliates that make up our US asset management business all performed well. The year saw the sale of eSecLending, our US securities-lending business, and the departure of Pacific Financial Research. Notwithstanding this, assets under management levels recovered well and exceeded levels for 2005. During the year we agreed terms to acquire a new affiliate, Ashfield, a San Francisco-based investment boutique with $3.1 billion of funds under management. Agreement in principle has been reached on a new long-term incentive plan for the affiliates, which is designed to strengthen and motivate performance and succession.

We have launched a retail arm for our investment business in the USA – Old Mutual Capital – and have developed a product set for retail customers that was previously available only to our institutional ones. In establishing this business, we aim to combine the depth and breadth of the investment capabilities of our asset management affiliates and the ever-growing distribution reach built by our life operation.

Since its acquisition in February 2006, Skandia has become the focus of our UK, European and Latin American operations. We have been pleased with what we have found and the cultural integration has progressed well. The synergy targets announced as part of our market update about Skandia in June 2006 are on track, with some associated costs to be incurred during 2007. Overall, Skandia's businesses have exceeded expectations, although the Nordic business is still dealing with a number of legacy issues. The businesses have been evaluated for strategic and commercial fit and the Spanish traditional life business, Skandia Vida, disposed of.

Key business drivers

- → Consolidation in the sector – size matters
- → Demographics and changing savings patterns
- → Baby-boomers
- → Global pensions reform
- → US savings growth
- → Emerging markets
- → Benefits of open architecture
- → Technology-driven distribution
- → Transparency of performance

One of our objectives for Skandia was to understand and assess the relationship and future of Skandia Liv, the mutual company held by Skandia AB. This work is continuing and we expect to clarify our intentions in relation to the future of Skandia Liv during the coming year.

Our Indian and Chinese businesses have enjoyed exceptional growth during 2006. While our investment in Kotak Mahindra Old Mutual Life Insurance in India is still at the present legally-permitted level of 26%, it is now adding significant value to the Group. We believe its growth trajectory is sustainable and intend to increase our stake as and when Indian legislation changes. Our 50:50 joint venture with the Beijing State Asset Management Company in China has also enjoyed strong growth. We plan to support this growth and to look for ways to build on our good start in this region with a view to generating cash as soon as reasonably possible.

Our Skandia Australian business continues to grow. During 2006, it acquired Intech, a leading investment advisory firm, to strengthen the reach and depth of its client offerings.

Outlook

The current year has started well. Although exchange rates, the cost of investing to achieve synergies across Europe, and costs in Sweden and at our South African life business to put the business on a sound basis for the future will hold back earnings growth in 2007, we have an excellent set of growing businesses and are clear about the tasks we must complete. We are on track to achieve over £300 billion of funds under management by the end of 2008, which should provide a solid basis for substantial future earnings growth.


1
2
3
4
5
6
7

£8.6bn

1 **Old Mutual South Africa**	26%
2 **USA**	20%
3 **Nedbank**	20%
4 **Nordic**	12%
5 **UK**	11%
6 **Europe and Latin America**	5%
7 **Mutual & Federal**	4%

Our strategy

Old Mutual is, in size and shape, a significantly different company today from that of six years ago, but our vision to become a premier international savings and wealth management business and our strategy to achieve this has not changed. Our strategy is based on disciplined organic and acquisitive growth, building value through diversity.

The nature of the financial services industry – and the Company's philosophy – is a long-term one. The transformation of the Company from a dominant South African life assurer of more than 150 years' standing to an internationally competitive, customer-focused financial services organisation since its UK listing in 1999 has been a carefully thought-through journey that is by no means finished.

With the completion of the Skandia acquisition in 2006, our portfolio of businesses is now well placed to capitalise on four global trends that are shaping financial services markets internationally.

The first of these is the move to greater choice, transparency and lower costs for customers. More than ever, customers are faced with a bewildering array of alternatives. The power of consumer choice for financial services puts pressure on us to respond appropriately with solutions most relevant to our customers' needs. The diversity of our business allows us to draw widely from our own experience and transfer solutions from one part of the Company to another, quickly and efficiently.

The purchase of Skandia has given us access to its pioneering and leading open architecture platform, specifically in the UK, Europe and Latin America, which strategically and technologically provides us with a competitive advantage.

These consumer needs are being driven predominantly by a second trend, which is the increasing longevity of many populations and the growing proportion of older people who make up those populations – the so-called baby-boomers. Strategies for savings and wealth accumulation are changing globally as customers prepare for different lifestyles resulting from longer retirements. Old Mutual has responded to these changing needs and continues to offer new and innovative products to address these requirements.

The third trend is the move away from traditional life products towards other investment solutions supported by core and satellite investment strategies. Our affiliate model in the USA and our boutique model in South Africa (which has adopted the US approach) position us well to respond to the changes being driven by our customers.

The pressure on margins all around the world has reinforced the fourth trend, which is outsourcing. The Company has a strategy of "being the best or buying the best". If we are not able to deliver a core service or product at a competitive price, we will either build that

The Old Mutual Executive

In addition to the Chief Executive and the Group Finance Director, there are eight other members of the Old Mutual Executive, who are shown below. The Old Mutual Executive meets monthly to address strategic issues, to review the Group's progress against its business plan for the year and to discuss other high-level matters affecting the Group's performance or prospects.

Rosie Harris, who is joining the Company as Group Head of Risk and Compliance at the end of April 2007, will also become a member of the Old Mutual Executive.


Hasan Askari
Head of Asia Pacific


Katie Bell
Director, Corporate Communications


Nicky Bicket
Director of the CEO's office


Bob Head
Group Director, Southern Africa


Martin Murray
Company Secretary


Michael Newman
Director, Group Development


Scott Powers
Chief Executive, Old Mutual US


Julian Roberts
Chief Executive, Skandia

capability internally (if that makes economic sense) or outsource the service or product concerned in order to benefit from scale and competence provided by best of breed third party suppliers.

These trends, while challenging, provide us with opportunities. Asset gathering and management have never depended on specific product types, but rather on solutions that best serve the needs of customers. Whether these are life-wrapped or straight investment products is immaterial to us, and our experience across all product lines enables us to respond quickly and imaginatively and to manage margins effectively.

We plan to continue to run the Group on geographic lines, governed by a simple profit-generating formula, namely that profit is the outcome of assets times our margins less expenses. Common approaches to strategy, talent and knowledge management and adherence to the Group's four values are designed to bind our companies into a whole worth more than the sum of the parts.

Our declared strategy when we listed in London in 1999 was to diversify our business geographically to avoid undue reliance on any one region. Life sales in Europe, which did not form part of our business in 1999, now account for 57% of our volumes, while 65% of our assets under management are now located in the USA and the UK. Earnings are still predominantly generated out of South Africa, but the profit streams from the USA and the UK are beginning to reflect our strategy.

We are not pursuing geographic diversity at any cost and we work constantly to identify those markets that are growing and profitable and where the demographics and the propensity and need to save are clearly evident.

Business models, where they demonstrate success for us in one part of the world, are applied in others. The move we announced in South Africa during 2006 to split our asset management business into a number of small, specialised boutiques to position themselves to address customer needs was built on the successful model operating in our US asset management business.

South Africa continues to provide world-class, low-cost technical innovation and capacity to our businesses around the world. We are also making progress with the strategic integration of several areas of our South African businesses, both for top line (sales) advantage and to lower unit costs.

Our management is strong and committed. Our development programmes and talent management systems are designed not only to grow local capability, but also to prepare a pipeline of suitably qualified managers who are able to work across cultures and transfer and build skills wherever required. In May 2006, we held our third

We are building a premier international savings and wealth management group...

More growth →	Less risk →	Increased returns
Consistent positive net client cash flows and strong investment performance for customers	Balanced market exposures	Accepting that growth and IFRS profit are not alternatives

...by targeting the global trends driving our industry

Demography	Increased transparency, freedom of choice and flexibility	Core and satellite asset management	Outsourcing

Top Leadership Forum involving around 100 of our most senior executives from around all our businesses, where the objectives of collaboration and skill-sharing were advanced. I believe that all of our businesses have benefited from this Group-wide approach.

We have continued to strengthen our broader contribution to the societies in which we operate. We retain our membership of the FTSE4Good index and, locally, all our companies are engaged in corporate citizenship activities. More details of these activities are contained in the Corporate citizenship report later in this document.

With our strength of diversity and power of focus, I am confident that Old Mutual will continue successfully on its journey.

Jim Sutcliffe
Chief Executive
26 February 2007

A powerful set of engines

Offering high quality investment management solutions to build and protect client assets

South Africa and Nordic

Our life assurance business is the largest in South Africa, while Nedbank is one of South Africa's top four banks.

Skandia is one of the largest life assurers in Sweden, and has operations in a number of other Nordic countries. Approximately 20% of Skandia's business is in Sweden, where it has dealings with one in every four households.

High brand and high market share

Performance

Funds under management	£49bn
Adjusted operating profit[1]	£1,198m



Major brands

South Africa
Old Mutual
Nedbank
Mutual & Federal

Nordic
Skandia

USA, UK and Europe

Our US, UK and European businesses are growing in size and significance, helping to broaden the Group's international profile.

Assets under management have grown steadily during 2006 and these businesses are well placed to continue to grow in their respective markets.

High growth now

Performance

Funds under management	£184bn
Adjusted operating profit[1]	£406m



Major brands

USA
Acadian Asset Management
Barrow, Hanley, Mewhinney & Strauss
Dwight Asset Management
Old Mutual Financial Network

UK and Europe
Old Mutual Asset Managers (UK)
Royal Skandia
Skandia

Asia Pacific and Latin America

We have a number of rapidly-growing businesses in exciting markets that promise to drive growth in the longer term.

Our Chinese and Indian life businesses have shown exceptional growth during 2006, while our operations in Australia and Latin America are continuing to expand.

High growth long-term

Performance

Funds under management	£6bn
Adjusted operating profit[1]	£18m



Major brands

Asia Pacific
Australian Skandia
Kotak Mahindra Old Mutual Life Insurance (India)
Skandia BSAM (China)

Latin America[2]
Skandia

[1] Before Group finance costs, other shareholders' income and expenses, minority interests and tax.

[2] Results included within Europe for segmental reporting purposes.



Providing a solid foundation to the business

Our operations in South Africa and Sweden are high brand and high market share businesses that have consistently delivered strong cash profits.

High brand and high market shares

South Africa

Our aim in South Africa is to be the preferred financial provider to every economically active home and business. We see significant opportunities for further growth through cross-selling and bringing offerings by our three businesses, Old Mutual South Africa, Nedbank and Mutual & Federal more closely together.

Nordic

Skandia and its mutual subsidiary, Skandia Liv, hold a leading position in the Swedish life assurance market measured by new business, with a combined customer base of 1.9 million customers in their Nordic operations. With a full range of product offerings – traditional life, unit-linked, banking, financial advisory, mutual funds and healthcare – they are well positioned in a growing savings market.



High growth now

Over the last few years these businesses have delivered high growth. We are well positioned in these markets for continuing growth now and in the future. We also aim to benefit from the opportunities that changing demographic trends will bring

High growth now

USA

In the USA, we are one of the top ten fixed annuity and one of the top five equity index annuity providers. Our asset management business comprises 19 asset management houses offering diverse investment styles and products.

UK

In the UK, we focus on asset management through Skandia, a provider of IFA-distributed retail investment solutions, and Old Mutual Asset Managers (UK), a specialist investment boutique.

Europe

In addition to its core markets of Sweden and the UK, Skandia operates in a select number of European countries offering unit-linked insurance products and mutual funds. These include Germany, Austria, Spain, Italy, Poland, Switzerland, France and Liechtenstein.



Small today Big tomorrow

These are emerging businesses.
They are providing an uplift to sales now – but over the longer term we will reap the benefits of strong growth



High growth long-term

Latin America and Asia Pacific

Skandia has operations in a number of countries in Latin America and Asia Pacific. In Latin America, it operates in Mexico, Colombia and Chile. In Asia Pacific, Skandia has established a meaningful presence in Australia and China.

Old Mutual's life joint venture in India is also benefiting from the rapid economic growth in the region, with a strong increase in sales.



Strong growth in sales and assets across all regions, including our enlarged European operation, contributed to an encouraging increase in adjusted operating profit before tax



Jonathan Nicholls
Group Finance Director

We're focused

Group results

Adjusted operating profit after tax and minority interests increased by 11% from £710 million in 2005 to £790 million in 2006, resulting in adjusted operating earnings per share of 15.1p for 2006.

The Group results reflect a 30% increase in the life result and a 17% increase in the asset management, banking and general insurance result, with all regions improving on a local currency basis.

The split of the Group by adjusted IFRS earnings (after tax and minority interests, excluding corporate) is now broadly 58% South Africa, 20% USA, 20% Europe, and 2% Asia Pacific and elsewhere, reflecting the greater diversification of our earnings as a result of the Skandia acquisition.

Adjusted Embedded Value operating profit up 22%

The increase of 22% in the Group's adjusted operating profit on a European Embedded Value (EEV) basis primarily reflects the significant contribution from Skandia, strong new business growth, and increased profit from non-covered business in Nedbank and our asset management businesses.

The adjusted embedded value operating profit of £981 million for our covered business was up 40% from the £701 million achieved in 2005. This increase was driven by the acquisition of Skandia, which contributed 40% of the profit. The contributions by the South African and US businesses were 50% and 10% respectively. The value of new life business grew by 116% to £244 million, benefiting from Skandia's contribution and growth of 16% in South Africa, partially offset by a managed volume reduction of 12% in the USA.

While operating assumptions across all businesses were strengthened, this impact was largely offset by risk margin recalibration, ranging from 10 to 30 basis points. This was driven by the lower risk profile of our business and the impact of higher markets and interest rates, which reduced the expected cost of financial options and guarantees.

Dilution reduced Adjusted Embedded Value per share by 10%. Adjusted Group Embedded Value (EV) (adjusted primarily to bring listed Group subsidiaries to market value) increased by 21% to £8.6 billion at 31 December 2006 (31 December 2005: £7.1 billion). The adjusted Group EV per share reduced from 174p to 157.2p at 31 December 2006. Return on Group EV was strong, at 13.8%.

The movement in the EV per share was driven by a dilutive impact of approximately 22p as a result of acquiring Skandia and depreciation of the South African Rand and US Dollar over the year by 26% and 14% respectively against Sterling, offset by market movements and operating profit growth.

Group Highlights	2006	2005	Change
Profit before tax (IFRS) (£m)	**1,714**	1,606	7%
Embedded Value (£bn)	**8.6**	7.1	21%
Value of new business (£m)	**244**	113	116%
Unit trust/mutual fund sales (£m)	**7,961**	2,795	185%
Net fund inflows (£bn)	**28**	13	115%
Return on equity[1]	**12.0%**	18.8%	
Return on Embedded Value	**13.8%**	16.5%	
Total dividend	**6.25p**	5.5p	14%

Embedded value £bn	Adjusted Embedded Value per share (EEV basis) p	Senior debt gearing[2] %	Total gearing[2] %
+21%	-10%	-2%	-8%
2006: 8.6	2006: 157.2	2006: 6.0	2006: 21.8
7.1	174.0	6.1	23.6

1 Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

2 Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an EEV basis. Senior debt excludes debt from banking activities and is net of cash and short-term investments that are immediately available to repay debt and derivative assets relating to swaps associated with senior debt, so as to reflect debt valued on effective currency and interest rate positions. Total gearing is similarly based, but includes hybrid capital instruments within debt.

Synergies on track

The purchase of Skandia, with its leading open architecture technology, builds out our European operations and provides significant opportunities for organic, new start-up and acquisitive growth. The integration and synergy benefits of £70 million per annum that we announced in June 2006 are currently on track to be delivered by the end of 2008.

Funds under management up 31%

We are pleased with the increased level of our sales and assets following the Skandia acquisition. The Annual Premium Equivalent (APE) of new business increased 137% and the Value of New Business also more than doubled. Net fund inflows were £28 billion, representing 13% of funds under management when Skandia's opening funds under management are taken into account. Total funds under management were up 31% to £239 billion.

Capital position

The Group's gearing level remains comfortably within our target range, with senior debt gearing[2] at 31 December 2006 of 6.0% (6.1% at 31 December 2005) and total gearing, including hybrid capital, of 21.8% (23.6% at 31 December 2005), reflecting the funding of Skandia. In January 2006, the Group issued £300 million of Lower Tier 2 Preferred Callable Securities as part of the public debt-raising associated with the Skandia acquisition.

The Group continues to develop its economic capital programme. Over the year, we have observed a strengthening in our overall capital position, with available financial resources significantly in excess of the economic capital the Group believes would be required to support its target credit rating.

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates. Our FGD surplus was £1 billion at 31 December 2006.

Holding company cash flow

The table below shows the cash flows of the Old Mutual plc holding company and its satellite holding companies in South Africa, the USA and, since 1 February 2006, Europe. We believe this provides a clearer picture of the receipts and payments of available cash within the Old Mutual group than the IFRS holding company cash flow statement.

	£m
Total debt at 31 December 2005	**1,982**
Opening liquid assets held centrally	**704**
Operational receipts	535
Capital receipts	356
Net debt raised	387
New equity issuance	14
Operational expenses	(156)
Acquisitions, including Skandia	(1,287)
FX adjustments and other items	18
Cash available	**571**
Old Mutual plc dividend paid	(281)
Organic investment	(214)
Closing liquid assets held centrally	**76**
Net debt raised	387
Skandia's debt included at 31 December 2006 and other adjustments	114
Total debt at 31 December 2006	**2,483**
Liquid assets held centrally	(76)
Total net debt at 31 December 2006	**2,407**



Paul Hanratty
Chief Executive, OMSA

Total available cash within the holding companies at the end of 2005 was £704m, largely being held in anticipation of financing the purchase of Skandia. During 2006, the holding companies received a total of £891m of operational and capital receipts from business units, plus net debt and equity proceeds of £401 million.

After operational expenses, acquisition payments and adjusting items, there was £571m in available cash, of which £281m was used to pay the Old Mutual plc dividend and £214m invested in the businesses.

The balance of cash remaining at the end of 2006 was £76m, which was more in line with normal expectations than the end 2005 balance, as surplus cash is generally applied to reduce outstanding debt.

Taxation

The Group's effective tax rate for the year ended 31 December 2006 of 27% increased from 25% for 2005. The main reasons for this movement were as follows:

> increased STC (Secondary Tax on Companies) paid on dividends led to a 1% increase
> a reduction in the amount of non-taxable income led to a 4% increase
> against this, the tax rate reduced by 3% as a result of additional profit arising in lower tax jurisdictions.

Dividend

The directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2006 of 4.15p[3] per share, making a total of 6.25p per share for the year, an increase of 13.6% over 2005.

The indicative Rand equivalent of this final dividend[4] is 58c, making a total of 89c for the year, an increase of 45%. The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and cash flow requirements of Old Mutual's businesses.

Old Mutual South Africa (OMSA)

Business profile

OMSA's financial services business, comprising life and asset management business, has at its core one of the largest distribution capabilities in the South African industry. This uses a combination of tied agents, independent financial advisers, bank distribution, corporate advisers and direct distribution to ensure that the business appears in front of a full spectrum of potential clients. OMSA's investment and risk products, as well as its strong links with other Group businesses, positions the business to meet a full array of client needs. The business is supported by strong branding and a proven reputation for providing competitive long-term returns to customers.

The breadth of this business, incorporating life, health and disability assurance, and investment and asset management in the retail, corporate and institutional markets positions us well to extract value from our large number of well established client relationships in both the retail and institutional sectors. Through the productive and growing tied distribution force in the high, middle and low income markets, as well as our relationships with independent brokers, the business is well positioned for future growth.

Retail business

The Retail business contains a number of different business segments, marketing investment and insurance products to the individual retail market including life, disability and health insurance, retirement annuities, savings and investment products. Old Mutual has been one of the most successful South African financial services businesses in offering products across all major market segments. We distribute our products through independent brokers, personal financial advisers (PFAs), a salaried sales force in Group Schemes, direct distribution channels and bank channels.

Our key Retail product offerings include *Greenlight*, a flexible and comprehensive range of life, disability, and future-needs cover. Flexible healthcare schemes for individuals are offered under the *Oxygen* brand. A range of retirement savings plans, annuities, investment and income products are provided through different wrappers – which include the *Max*, *Investments Frontiers* and *Galaxy* product ranges. Our Group Schemes business offers savings and funeral cover products to the low-income segment.

In line with international trends and the need to ensure products are appropriate for today's environment, a key feature of more recent investment and savings products is significantly lower charges (and capital requirements) and increased flexibility.

[3] The record date for this dividend payment is the close of business on Friday, 11 May 2007 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 4 May 2007 and on the London and Stockholm Stock Exchanges Tuesday, 8 May 2007. The shares will trade ex-dividend from the opening of business on Monday, 7 May 2007 on the JSE and the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on Wednesday, 9 May 2007 on the London and Stockholm Stock Exchanges.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on Thursday, 19 April 2007 and will be announced by the Company on Friday, 20 April 2007.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 7 May and Friday, 11 May 2007, both dates inclusive, and transfers between the registers may not take place during that period. The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Thursday, 24 May 2007. Subject to being so approved, the final dividend will be paid on Thursday, 31 May 2007.

[4] Based on the exchange rate at 20 February 2007 (R13.9876 = £1).

 

Old Mutual Unit Trust sells a range of diversified unit trusts to individual and institutional investors. Old Mutual Investment Services operates as a linked investment service provider, offering clients open-architecture investment products for discretionary, pre-retirement and post-retirement savings.

Corporate business

The Corporate business markets investment, retirement, insurance and structured products and advisory services to corporate, institutional and parastatal customers. Under a life wrapper it provides underwritten investment products for retirement funds, and group life and disability insurance to retirement funds established by employers for the benefit of their employees and by trade unions for the benefit of their members. Group assurance products provide life cover to employees in the event of death, funeral cover and funeral support services and a full range of disability solutions. Investment products are customised depending on the investors' requirements. These include smoothed bonus portfolios, structured solutions and annuity products, as well as third party asset management. Other asset management solutions are offered through our asset management capabilities and we administer a range of retirement schemes for corporates and umbrella arrangements. Our Healthcare business offers administration to both commercial and corporate healthcare schemes.

Asset management

In response to the changing factors driving investment success worldwide, and in particular the demand for core and specialist asset management capabilities, Old Mutual Asset Managers (South Africa) was restructured in January 2007 into a new multi-boutique model under the renamed Old Mutual Investment Group (South Africa) (OMIGSA). This follows the success of the same model in Old Mutual's US asset management business. We believe this will assist us in delivering improved investment performance to customers and in gathering assets. In addition, our links to Group businesses outside South Africa enable OMIGSA to offer international investment services to the corporate and institutional market

The investment boutiques provide a range of investment capabilities designed to meet the various needs of customers. They include:

> a number of specialist equity and fixed-interest boutiques
> an index-tracker capability in Umbono Fund Managers
> a multi-manager capability through SYmmETRY, which creates portfolios for institutional investors blending best of breed asset managers across multiple asset classes, using sophisticated portfolio construction methods. The portfolios aim to maximise returns while controlling risk and diversifying managers
> Old Mutual Property Group, which provides property management and property-related asset management services within OMSA
> Old Mutual Specialised Finance (OMSFIN), which is active in corporate advisory, corporate lending, securities lending and structured products.

Performance during 2006

Key Performance Indicators	31 Dec 2006	31 Dec 2005
Adjusted Operating Profit (Rm)	**5,724**	6,075
Unit Trust Sales (Rm)	**14,833**	13,319
Life APE (Rm)	**4,416**	3,784
Value of New Business (Rm)	**781**	614
Present value of new business premiums (Rm)	**30,004**	24,509
Return on Embedded Value (covered business)	**13.5%**	17.6%
Return on Allocated Capital	**23%**	27%

Substantial sales growth

OMSA delivered another year of impressive sales. This was buoyed by the expanding South African economy, which drove the demand for investment and insurance products. OMSA also reaped the benefits of its investment in its retail distribution over the last three years. OMSA's higher sales force numbers and strong medium-term investment performance boosted growth in unit trust sales. Despite the shift in customer preference to non-life investment products, Individual Life sales (APE) grew by 19% in the business's core market. The introduction of new-era products to capture this trend boosted sales growth. Group life sales (APE) were up 11%.

Highlights (Rm)	2006	2005	Change
Life assurance adjusted operating profit*	**3,077**	3,819	(19%)
Asset management adjusted operating profit	**874**	801	9%
Long-term investment return (LTIR)	**1,773**	1,453	22%
IFRS adjusted operating profit – pre-tax	**5,724**	6,073	(6%)
Return on Allocated Capital	**23%**	27%	
Embedded Value adjusted operating profit of covered business (pre-tax)	**5,752**	6,352	(9%)
Embedded Value of the covered business	**33,274**	30,944	8%
Return on Embedded Value of the covered business	**13.5%**	17.6%	
Life assurance sales (APE)	**4,416**	3,784	17%
Unit trust sales (Rbn)	**14,833**	13,319	11%
Value of new business	**781**	614	27%
APE margin (post-tax)	**18%**	16%	
SA client funds under management (Rbn)	**424**	362	17%
Net client cash flow (Rbn)	**(29.1)**	(18.9)	

* Includes income from associated undertakings

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Unit trust sales up 11%
Retail unit trust sales grew in both our broker and agency channels, with sales for the year up to a record R14.8 billion, driven by specific product-level marketing, our continuing investment in distribution, sales growth through our open-architecture platform, client preference for non-life investment products and the current positive investment environment in South Africa.

Sales growth, although robust, tapered off in the second half of the year as a result of the volatile market and short-term investment performance slippage during the first half of the year. Again, we are confident that our new boutique model will address these concerns.

Life sales (APE) up 17%
Our investment in our distribution capability benefited life sales. Despite the move to non-life investment products, individual life sales were up 19% and institutional sales up 11% on 2005. Good growth was experienced across all core product categories and distribution channels. The sharp upsurge in life sales in the fourth quarter, which has continued into the new year, sets us up well for 2007 as a whole.

Individual Life sales up 19%
Individual single premiums showed excellent growth, positively impacted by the bullish investment environment and a strong increase in bancassurance life sales through the Nedbank channel. Bancassurance sales were up 61% year-on-year and, as a proportion of total life APE, grew from 9% last year to 13% this year. Sales of single premium savings products also showed good growth, supported by strong demand for our popular *Investment Frontiers* and *Max* product ranges.

Although we enjoyed strong demand for risk products, life-wrapped recurring premium investment products remained under pressure as a result of negative publicity around these products. Non-life wrapped sales continued to grow, and sales of recurring premium life savings products through our Group Schemes channel increased by 29% as a result of higher sales force numbers.

Individual APE (Rm)	2006	2005	Change
Savings	**1,279**	1,165	10%
Protection	**897**	710	26%
Annuity	**193**	175	10%
Group Schemes	**887**	685	29%
Total	**3,256**	2,735	19%
Single	**841**	706	19%
Recurring	**2,415**	2,029	19%

Institutional sales up 11%
Single premium sales (which tend to be lumpy in nature) were 85% above last year's levels largely as a result of a large *SYmmETRY* inflow and several large schemes in the fourth quarter. Institutional Business life recurring premiums declined mainly as a result of disappointing Healthcare sales. This reflected the impact of declining membership in our *Oxygen* scheme following problems with the approval of new benefit options at the start of 2006. A new 75,000-member scheme was tendered for and won (coming on stream in 2007) at the end of the year supporting our efforts to bulk up our healthcare administration. Excluding Healthcare, Institutional sales (APE) were 46% ahead of 2005.

Institutional APE (Rm)	2006	2005	Change
Savings	**629**	310	103%
Protection	**99**	157	(37%)
Annuity	**193**	162	19%
Healthcare	**239**	420	(43%)
Total	**1,160**	1,049	11%
Single	**788**	425	85%
Recurring	**372**	624	(40%)

Value of new life business increases and value for money for clients improves
Across OMSA, the after-tax value of new life business was R781 million, 27% higher than in 2005. This increase is pleasing, reflecting our continued focus on initiatives to improve value for money for customers, as well as the investments we made to increase our distribution capacity during 2006.

Overall new business APE margins increased to 18% from 16% in 2005. Within this result, the Institutional business margin increased from 18% to 20% and Individual business margin from 16% to 17%. These margin increases were due to a change in the mix of business sold, with increased sales of Group Schemes and Nedlife in individual business and with-profit annuity business in Institutional business. The increase in margins was despite investment in growing our sales forces and distribution capability, the switch to lower charge less capital-intensive products, and more competitive pricing of our products.

Growth of 17% in funds under management
Funds under management increased by 17%, buoyed by higher equity markets and net fund inflows. Funds under management include R19 billion of funds acquired as part of the acquisition of Marriott Property and Income Specialists in July 2006.

Net fund outflows of R29 billion were disappointing and were impacted by a withdrawal of R30 billion of funds by Public Investment Corporation of the Republic of South Africa (PIC) in December 2006 (R10 billion withdrawal in 2005) as well as, in the second half of the year, concerns over short-term performance slippage.





Excluding the PIC withdrawal, net fund inflow was broadly neutral for the year as a result of management actions taken during 2006 to reduce the outflow of client funds experienced in 2005 and to improve inflows through our distribution initiatives. We believe that our new boutique structure, investment record and strong empowerment credentials position us favourably to compete for asset management mandates of all types.

Cash flows benefited from strong positive unit trust inflows into the wholesale and retail market during the first six months of the year.

Good investment performance continues
OMAM (SA) continued to deliver strong investment performance over the medium term, maintaining its ranking of third out of the eleven institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large) Survey over the three years to 31 December 2006. At 31 December 2006, 81% of funds managed by OMAM (SA) weighted by value outperformed their benchmarks over three years. Asset management earnings include the results of Marriott Property and Income Specialists (acquired in July), which together contributed a profit of R30 million after integration costs. Excluding the one-off gains in OMSFIN in 2005, asset management profit increased by 39%.

Earnings reduced
Total earnings decreased by 6%, partially as a result of adjustments made in the third quarter in our life assurance and healthcare business.

Also impacting on our earnings was the increased investment in our distribution capability. The shift to lower margin and less capital-intensive products subdued core earnings. IFRS earnings were also negatively affected by the effect of the rising (Rand) share price on accounting for employee share options.

Asset management profits grew by 9% supported by the effects of a higher market. LTIR, partially offset by a reduction in life assurance profits, nevertheless rose by 22%, reflecting the growth in assets held in the shareholders' fund over recent years.

Although our return on allocated capital dropped in 2006, this is still considerably above our hurdle rate, despite being affected by the adjustments mentioned above.

Strong capital position
The capital strength of our South African life company remains strong, at 3.7 times coverage of the Statutory Capital Adequacy Requirement (SCAR), after allowing for statutory limitations on the value of certain assets. This compares with coverage of 2.8 times SCAR at 31 December 2005.

Market environment
The South African economy is strong, with prudent fiscal management having ensured healthy sustainable growth over the past few years. The emerging black middle class is a new generation of consumers entering the market place, which has made it an attractive retail market. To serve this market, the traditional adviser-led life assurance model is changing, with new channels such as bancassurance growing strongly and non-life market-linked products slowly gaining ground over traditional life-wrapped smoothed bonus investment products. OMSA's relatively strong performance in bringing black management and front-line staff into the business and the Group's 2005 BEE transactions ensure that it is well positioned to capture a large share in the new South African marketplace.

Risk management
Creating long-term shareholder and customer value is OMSA's overriding business objective, and the business derives its approach to risk management and control from a value perspective. As a result, the business manages a broad range of risk categories that include Strategic Risk and Enterprise Risk Management.

OMSA operates a risk management framework that contains a robust risk governance structure, risk appetites established at company level, Group-wide risk policies, and methodologies that focus on risk identification, risk assessment, risk response, action/control plans, monitoring and reporting.

In terms of HIV/AIDS, while the incidence of infection in southern Africa is high, as the illness reaches the expected peak of the infection curve, the potential risk to OMSA is well managed, with the business experiencing positive mortality experience variances due to prudent product pricing. The business conducts HIV and other tests for voluntary cover above certain levels and, where there is not testing, generally has the ability to reprice regularly should experience be different to assumptions.

Underwriting risk, in line with other life assurers, is managed through strictly controlled underwriting principles governing product-pricing procedures that take appropriate account of actual and prospective mortality, morbidity, and expense experience.

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Tom Boardman
Chief Executive, Nedbank Group

The life assurance business offers minimum guaranteed investment returns on certain products and guaranteed annuity options on a closed book of business. Minimum investment guarantees are subject to the risk of declining investment markets, while guaranteed annuity options are subject to declining interest rates. For fixed annuities, market risks are managed by investing, as far as possible, in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies where the terms and conditions are guaranteed in advance and the investment risk is carried by the shareholders, principally reside in the guaranteed non-profit annuity book. Other non-profit policies are also suitably matched through specific investment mandates. Market risks on with-profit policies, where investment risk is shared, are managed by appropriate investment mandates and bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled by the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures. Credit risk is monitored by the business's Credit Committee, which has established appropriate exposure limits.

The exposure of OMSA's asset management businesses to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this purpose. The risk of loss of key employees is managed by the use of appropriate remuneration policies including long-term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

Outlook

The outlook for savings and wealth management in South Africa remains positive, with the following points as key contributors:

> Strong fiscal and monetary policy, which is supporting economic growth and the creation of jobs
> Growing black middle class and affluent markets off the back of a growing economy and Black Economic Empowerment efforts
> Strong policy positions from government to improve household savings and retirement provisioning
> Strong equity markets, which have benefited from increased global demand for resources that South Africa produces.

OMSA is well positioned in such an environment given its distribution strength, broad product range and strong capital position. In particular our Group Schemes business has a very strong market leadership position and is expected to continue to benefit from the demographic and wealth changes taking place in South Africa.

Nedbank Group (Banking)

Business profile

Nedbank Group Limited, which is 53%-owned by the Group, is a bank holding company that is one of the four largest banking groups in South Africa. It operates through its principal banking subsidiaries, Nedbank Limited (wholly-owned) and Imperial Bank Limited, in which Nedbank Group Limited has a 50.1% interest. Nedbank Group Limited's shares are publicly listed on the JSE Limited.

Nedbank Group offers a wide range of wholesale and retail banking services through three main business clusters: Nedbank Corporate, Nedbank Capital and Nedbank Retail and a joint venture with Imperial Holdings, Imperial Bank. Nedbank Group focuses on operating in southern Africa, with Nedbank positioned to be a bank for all – both from a retail and a wholesale banking perspective. The principal services offered by the group are corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedbank Group also generates income from private equity, credit card acquiring and processing services, custodial services, collective investments, trust administration, asset management services and bancassurance.

Nedbank Group's head office is in Sandton, Johannesburg, with large operational centres in Durban and Cape Town. These are complemented by an extensive branch and support network throughout South Africa and facilities in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. These facilities are operated through Nedbank Group's eight subsidiary or affiliated banks, as well as through branches and representative offices in London and on the Isle of Man, to meet the international banking requirements of the group's South African-based multinational and private clients. OMSA's full-time agents also distribute certain Nedbank products.

Nedbank Corporate

Nedbank Corporate comprises the client-focused businesses of Business Banking, Corporate Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Corporate Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate has a strong client base and is well placed to grow and optimise business opportunities both internally through cross-selling services offered by other divisions of Nedbank as well as the wider Old Mutual Group, and externally in the private and public sector markets.





Nedbank Capital
Nedbank Capital comprises the group's investment banking businesses. It consists of a number of divisions that together manage structuring, lending, underwriting, corporate finance, private equity and trading businesses. It provides a full product spectrum in the South African market, with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively in the southern African market. The division seeks to provide seamless specialist advice, debt and equity raisings and execution and trading capability in all the major South African business sectors. Principal clients include a significant number of the top 200 domestic corporates, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, and emerging BEE consortiums.

Nedbank Retail
Nedbank Retail serves the financial needs of individuals and small businesses by providing transactional, credit card, lending, investment and insurance products and services. The division services the needs of clients grouped into five primary client segments, being High Net Worth, Affluent, Middle, Mass and Small Business.

The division is further organised around the following key product areas: Card, Home Loans, Personal Loans, Bancassurance and Wealth, Vehicle and Asset-Based Finance and Transactional Banking.

The Shared Services Division provides support services including Human Resources, Finance, Projects, Strategic planning and Product and Client Analytics. Retail Risk is responsible for the monitoring of compliance, credit and operational risk and providing legal services to the cluster. Retail marketing provides marketing support to the business divisions and assists in co-ordinating marketing activities across the broader Nedbank Group..

Imperial Bank
Imperial Bank Limited is an independently regulated bank, of which Nedbank owns 50.1%, with the remainder held by Imperial Bank Holdings Limited. Imperial Bank focuses mostly on motor vehicle finance. In addition, it also offers property, medical and aviation finance.

Performance during 2006

Highlights (Rm)	2006	2005	Change
Adjusted operating profit	**6,940**	5,047	38%
Headline earnings*	**4,435**	3,167	40%
Net interest income*	**10,963**	8,529	29%
Non-interest revenue*	**9,468**	8,469	12%
Net interest margin*	**3.92%**	3.55%	–
Cost to income ratio*	**58.2%**	64.8%	–
ROE*	**18.6%**	15.5%	–
ROE* (excluding goodwill)	**22.1%**	18.9%	–

* As reported by Nedbank

Nedbank Group maintained good momentum throughout the year, ending with a strong performance in the final quarter. The financial results for the year were again ahead of management's initial expectations. All business clusters recorded pleasing growth and an improved return on equity (ROE).

Headline earnings increased by 40% to R4,435 million. Basic earnings grew by 18.2% to R4,533 million.

Headline earnings per share increased by 39.3% to 1,110 cents (2005: 797 cents). Fully-diluted headline earnings per share increased by 36% from 791 cents to 1,076 cents, the 2006 dilution being impacted by accounting for BEE transactions under IFRS. Basic earnings per share grew by 17.5%, from 966 cents in 2005 to 1,135 cents in 2006.

The group's return on average ordinary shareholders' equity (ROE) improved from 15.5% to 18.6% for the year and is now comfortably ahead of the group's cost of capital. ROE excluding goodwill improved from 18.9% to 22.1%.

Strong performance
Adjusted operating profit grew as a result of the continued positive banking environment, increasing growth in both net interest income and non-interest income, together with disciplined expense management.

Average interest-earning banking advances grew by 16.5%, with strong growth experienced in retail advances, particularly residential home loans. This growth contributed to an increase in Total Assets to R425 billion.

Nedbank has started to show improvements in market share in a number of asset categories, particularly retail mortgages and other private sector loans (mainly corporate lending). This can be attributed to the brand being repositioned as a bank for all Southern Africans, increased brand awareness, price reductions in several retail banking products and the launch of a number of new retail products, together with continued strong performances from Nedbank Capital and Nedbank Corporate.

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Net interest income growth of 29%, Net interest margin increases to 3.92%
Net interest income (NII) growth was particularly strong. The margin increase was driven by the increased endowment together with the higher interest rate environment, positive mix changes from the growth in higher margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from growth in higher margin personal loans. NII benefited from this increase in the margin together with the growth in advances of 24%.

Impairment losses on loans and advances
The impairments charge rose by 25% for the year. The impairments charge to average advances improved from 0.61% for the half year to 30 June 2006 to 0.52% for the full year. Impairments were negatively impacted by the mix change in advances, referred to above, with higher margin retail advances and personal loans attracting appropriately higher levels of impairments. However, overall and particularly in the corporate division, credit experience remained good.

Non-interest revenue growth of 12%
Growth in non-interest revenue (NIR) was mainly attributable to continued volume growth at Nedbank Corporate and Nedbank Retail, property private equity revaluations and realisations at Nedbank Corporate, private equity revaluations and realisations at Nedbank Capital, strong deal flow at Nedbank Capital, strong growth in Bond Choice origination fees, and new business premium growth in the group's bancassurance operations.

NIR growth was affected by the price reductions at Nedbank Retail. In July 2006, Nedbank Retail reduced fees for individual current account clients by an average of 13%.

Cost-to-income ratio of 58.2%
The improvement in the cost-to-income ratio is a result of the growth in operating income and disciplined expense management. As expected, this ratio is above the level of 57.3% reported in June 2006 due to the planned investment in distribution and branding in the second half of the year.

Strong capital position
Nedbank remains well capitalised, with a Tier 1 capital adequacy ratio of 8.3% (9.4% at 31 December 2005) and total capital adequacy ratio of 11.8% (12.9% at 31 December 2005). During the year Nedbank executed a number of initiatives as part of the group's continuing long-term capital management programme, which seeks to achieve an optimal and prudent capital structure, including the buy-back of 13.7 million shares.

Market environment
The overall economic environment for banks remains positive despite the 200 basis points rise in interest rates during 2006. While the endowment effect of this increase has improved the group's interest margin, the resultant increased level of credit stress in parts of the retail environment is starting to affect impairments. Advances growth remains robust, although it is anticipated that retail advances growth will slow as a result of the higher interest rate environment.

The industry faces ongoing pressure on fees, both through increased consumerism and the Competition Commission's inquiry into bank fees. Nedbank continues to be one of the most affordable of the big four banks for entry-level banking products and supports the Competition Commission's inquiry. The bank reduced its retail transactional fees by an average of over 13% in the past year.

Banks also face increased regulatory requirements with the associated costs of compliance, including preparation for the introduction of the National Credit Act (NCA), increased activity relating to the Financial Intelligence Centre Act (FICA), the ongoing responsibilities under the Financial Advisory and Intermediary Services Act (FAIS), and finalisation of systems ahead of the implementation of Basel II in South Africa.

Risk and capital management
Risk management has been a major component of Nedbank Group's transformation over the past few years, using its comprehensive Basel II programme as the catalyst. A vision to be 'world-class at managing risk' has been engrained in the organisational risk culture of the group together with a clear understanding that Nedbank's core business activities involve taking financial risks and that these and other key risks, for example operational risk, must be measured, managed and optimised as a core competency.

Economic capital
Economic capital is a scientific, consistent measurement and comparison of risk across business units, risk types and individual products or transactions. Economic capital is now embedded in the management and performance culture of Nedbank Group, and is *fundamental* in the assessment of risk/return at all levels.

Nedbank's economic capital framework will also satisfy a major component of Basel II, namely the requirement for an Internal Capital Adequacy Assessment Process (ICAAP). This involves the group's ongoing assessment of its internal capital adequacy on a true economic basis.

In addition to economic capital, Nedbank Group calculates regulatory capital requirements developed by the Basel Committee on Banking Supervision – both under the current Basel I Accord and the new revised Basel II Accord.



Key performance indicators

Nedbank's return on equity (ROE) is now comfortably ahead of its cost of capital. While the ROE was ahead of the 2006 target, the planned investment in distribution makes the 55% cost-to-income ratio more challenging in 2007.

	Performance in 2006	Medium- to long-term financial targets from 2007
Return on shareholders' equity	18,6% (22.1% excluding goodwill)	ROE greater than 20% and ROE (excluding goodwill) 10% above the group's monthly weighted average cost of ordinary shareholders' equity
Efficiency ratio	58.2%	Maintain an efficiency ratio of less than 55%
Fully diluted headline earnings per share (HEPS)	36%	Growth in fully-diluted HEPS of at least average CPIX plus GDP growth plus 5%
Impairment charge as a % of average advances	0.52%	An impairment charge of between 0.55% and 0.85% of average advances
Capital adequacy ratios (Basel II)	N/A N/A	Tier 1: 8.0% – 9.0 % Total: 11.0% – 12.0%
Economic capital adequacy	A-	Adequately capitalised to a 99.9% (A-) confidence on an economic capital basis plus a 15% buffer
Dividend cover	2.25 times	2.25 to 2.75 times cover

Nedbank Group will always hold the greater of regulatory capital and economic capital for capital adequacy purposes, but primarily uses its internal economic capital assessment for managing the business as this represents a better overall assessment of the true economic risk for risk/return.

Risk appetite

Risk appetite is an articulation of the risk capacity or quantum of risk Nedbank Group is willing to accept in pursuit of its strategy, duly set and monitored by its board of directors, and integrated into its strategy and business plans.

Nedbank measures risk appetite in terms of quantitative risk measures, which include earnings-at-risk (or earnings volatility), economic capital adequacy and risk limits. Qualitatively, Nedbank expresses risk appetite in terms of policies, procedures and controls designed to limit risks that may or may not be quantifiable.

Capital management

Nedbank Group's Capital Management Framework is designed to meet its key external stakeholders' needs, both those more focused on the return or profitability of the group relative to the risk assumed (or risk versus return) and those more focused on the adequacy of the group's capital in relation to its risk profile (or solvency). The framework is based on world-class risk and capital management, integrated with strategy, performance measurement and incentives, and intended to fulfil one of the group's twelve key strategic objectives, namely to optimise risk and capital.

Nedbank Group's board approves a comprehensive Strategic Capital Plan, which is driven by and in turn integrated into the group's three-year business plans. Included in this plan is the group's strategic and tactical response to Basel II, economic capital, risk appetite and financial targets (including risk-adjusted return on capital), long-run (three-year) capital planning and various proposed capital optimisation actions.

Basel II

Regulators have confirmed a common implementation date of 1 January 2008 for Basel II in South Africa. Nedbank Group is well positioned for the introduction of Basel II and the group's estimated Basel II capital requirements have been integrated into its three-year business plans and its long-run capital planning within the strategic capital plan. Overall, no material impact is expected on the capital levels of Nedbank Group ahead of Basel II implementation in 2008.

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Bruce Campbell
Managing Director, Mutual & Federal

Outlook
Nedbank Group's management currently believes that performance in 2007 is likely to be influenced by:

> growth in retail advances remaining robust, but slowing, together with ongoing growth in wholesale advances
> continued market pressure on retail funding volumes
> an endowment benefit in the margin from historic interest rate increases
> a slight worsening of the impairment charge following signs of increased levels of credit stress in parts of the retail environment, together with fewer impairment recoveries from Nedbank Capital and Nedbank Corporate
> continuing effects of the Nedbank Retail price reductions and industry fee pressure
> pressure on revenues and costs associated with the introduction of the NCA
> momentum from transactional banking mandates received by Nedbank Corporate and a strong pipeline built up by Nedbank Capital
> lower positive property private equity revaluations
> additional operating efficiencies
> investment in retail distribution and continued marketing spend on the new brand position
> finalisation of Basel II ahead of 1 January 2008, and
> asset securitisation and continuing capital management activities.

Mutual & Federal (General Insurance)

The Group owns 75% of Mutual & Federal Insurance Company Limited (Mutual & Federal) on a diluted basis, after taking account of Mutual & Federal's BEE ownership transactions. Mutual & Federal's shares are publicly listed on the JSE Limited.

Business profile
Mutual & Federal provides insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana and Zimbabwe through professional and highly experienced brokers who are able to offer clients personal service and advice when purchasing policies, and practical assistance in the event of a claim. The business manages its insurance operations by three broad segments, which reflect the markets within which clients are serviced.

Commercial division
The Commercial division provides a comprehensive portfolio of insurance services, including credit insurance to cover domestic and export credit risk, insurance against fire, accident and motor risk and crop insurance services to a diverse range of customers from small and medium-sized businesses to large corporations, including mining and heavy industrial companies. Where clients require specialist insurance expertise such as engineering, marine and agricultural knowledge, these are also provided by this division.

Personal division
The Personal division provides domestic household, motor, and all risks short-term insurance products to individual clients through white-labelled intermediary-branded and in-house products. One of the in-house products, *Allsure*, offers clients lower premiums by combining household goods and motor insurance into one policy. The division also offers hospital cash plans and various forms of personal accident policies. *Allsure* is supported by intermediaries throughout South Africa, providing customers with excellent value, supported by a fair and fast claims-settling service.

Risk Finance division
The Risk Finance division has a dominant position in the South African market with a market share of approximately 25%. The division continues to enjoy a highly positive profile within the industry and is one of the largest suppliers of risk financing solutions in Africa. The division offers facilities to clients on a "rent-a-captive" basis, as well as through independent cells owned by third parties.

Performance during 2006

Highlights (Rm)	2006	2005	Change
Adjusted operating profit	**1,039**	1,178	(12%)
Gross premiums*	**8,549**	8,004	7%
Earned premiums*	**7,458**	6,882	8%
Claims ratio*	**63%**	62%	–
Underwriting ratio*	**6.1%**	8.4%	–
Solvency ratio*	**49%**	74%	–
Return on capital* (three-year average)	**27.5%**	27.4%	–

* As reported by Mutual & Federal

Strong performance in a softening cycle
Mutual & Federal delivered another year of solid results, achieving premium growth in a softening insurance market. The adjusted operating profit was boosted by a reserve release of R215 million and was delivered despite the anticipated deterioration in trading conditions in the short-term insurance market, which resulted in a modest decrease in Mutual & Federal's adjusted operating profit for the year. Although profitability was 12% lower than last year, Mutual & Federal's continued close management of expenses, premium growth despite persistent pressure on premium income, and an overall relatively low level of claims reflected management's focus on the business's profit-levers.

Solid premium growth at 7%
The increase in total gross premiums for the year was broadly in line with inflation and was achieved despite more intense competition and continuing pricing pressure on premium income.







Underwriting surplus maintained

Mutual & Federal generated an underwriting surplus of R455 million, down 21% from a surplus of R577 million in 2005. The underwriting ratio (the ratio of underwriting surplus to net earned premiums) was 6.1% (2005: 8.4%)

Claims ratio impacted by increased claims

The general level of claims increased over last year, with the claims ratio up to 63% from 62%. The motor account was affected by a sharp increase in the incidence of motor accidents and a continued escalation in repair costs. In addition, substantial weather-related claims were experienced following hailstorms during the year.

Capital management

Mutual & Federal's solvency ratio at the end of 2006 was 49%, substantially impacted by the payment of a special dividend to shareholders following the detailed review of its capital requirements (31 December 2005: 74%). The special dividend was paid in September 2006 and represented R2.1 billion or 40% of the net asset value of the company. The current solvency level is considered sufficient to sustain ongoing operations, as well as to support the future development of the business.

Market environment

The South African short-term insurance market is becoming increasingly competitive. Domestic participants are seeking to increase their share of the market by means of pricing and acquisition strategies, and overseas companies are entering the market, primarily targeting the corporate market. In recent years, several direct writers have also come into the market and have secured a growing portion of the personal lines market. Each of the major banks in South Africa has also formed its own insurer to provide house owners' insurance in particular. These insurers are becoming more aggressive and are moving into lines other than house owners' insurance and hence are important competitors of Mutual & Federal.

The overall underwriting return within the short-term insurance industry declined during 2006 from the record levels achieved during 2004 and 2005. This decline resulted from an increase in the severity and frequency of claims, which was particularly noticeable in the motor environment.

Competitive forces are placing significant downward pressure on Mutual & Federal's premium rates, with consequent effects on profitability and premium growth. Urgent attention has already been given to underperforming portfolios such as the motor account, where rates have been increased in both the Commercial and Personal divisions.

The company is looking to realise benefits from securing business from the previously uninsured emerging black middle class and fully realising synergy benefits with OMSA and Nedbank.

Management's vision for this business is to be the strongest and most successful insurer in its chosen markets. To achieve this, it is focusing on a number of specific objectives, including the delivery of sustained underwriting profitability, business growth and the achievement of strategic superiority. In addition management is seeking to improve employee satisfaction and to realise significant transformation in the workplace.

Real growth in units will be achieved through new product development and exploration of alternative distribution channels and emerging markets. The business continues to focus on its key financial targets of sustaining a long-term average underwriting ratio of 4% and delivering a return on capital in excess of 20%, whilst maintaining service excellence to intermediaries and policyholders.

These endeavours are accompanied by sustained IT development, which is aimed at improving efficiency, raising customer service levels and increasing client retention.

Risk management

Underwriting risks are controlled through a formal system of parameters within Mutual & Federal that is only deviated from following approval by senior management. Reinsurance cover is set at conservative levels and is in place for losses arising from catastrophic events such as hurricanes, earthquakes, tornadoes, severe hail, floods and fires, with retentions set at conservative levels. The business does not provide cover against losses from terrorist attacks, a risk that is underwritten by the South African Government.

Management has set a number of financial objectives for the group in pursuit of Mutual & Federal's corporate mission. The following performance against these was achieved during the year:

- > an underwriting surplus of 6.1%, which was in excess of the long-term objective of 4%
- > general expenses increased by 8.8%, which was broadly within inflation levels and in accordance with the corporate objective
- > a return on capital in excess of 20%
- > following the payment of the special dividend, a solvency margin of 40% was achieved, while the company maintained a level of 80% of shareholders' funds invested in listed equities.

The target for premium growth of inflation plus GDP plus 2% was not achieved because of the highly competitive market, which made the pursuit of business inadvisable where this would have led to deterioration in profitability.



Outlook

There are early indications of a hardening of rates following the decline during 2006. This should assist Mutual & Federal to achieve its long-term target for underwriting of 4% of net earned premiums. Management will continue to apply responsible underwriting standards in setting rates commensurate with insurance risks and will endeavour to manage the underwriting cycle by applying strict discipline in settling claims and managing expenses. Management will also continue to seek improvements in efficiency in the payment of claims and in the administration of the operation.

Mutual & Federal remains committed to growth through continued development of the intermediary channel and further development of relationships with brokers and clients.

There are indications of an upward trend in inflation levels and this could adversely affect the replacement costs of motor vehicle parts and non-motor insured assets. Management will accordingly need to be vigilant in monitoring these developments and to take appropriate steps to ensure that this does not adversely impact profitability.

Overall performance in South Africa during 2006

Highlights (£m)	2006	2005	Change
Adjusted operating profit – pre-tax	**1,124**	1,083	4%
Life assurance sales (APE)	**392**	358	9%
Unit trust sales	**1,256**	1,226	2%
Funds under management (£bn)	**41**	43	(5%)

Highlights (Rm)	2006	2005	Change
Adjusted operating profit – pre-tax	**13,997**	12,539	12%
Life assurance sales (APE)	**4,888**	4,141	18%
Unit trust sales	**15,622**	14,200	10%
Funds under management (Rbn)	**561**	472	19%

Our South African businesses continued to benefit from an expanding South African economy, with GDP growth of 4.5% and growth of 38% in the JSE All Share Index over the year.

Despite the deterioration of the Rand exchange rate, adjusted operating profit for the South African businesses increased by 4% on a Sterling basis, mainly as a result of the significant increase in Nedbank Group's results as the momentum of its recovery programme continued. The increase in funds under management on a Rand basis, despite high outflows, reflected the impact of buoyant markets.

Several projects aimed at realising revenue and cost synergies between our three South African businesses have progressed well. In particular, the project to leverage the scale of data and voice transmission has yielded considerable savings. Bancassurance life sales between Old Mutual and Nedbank increased by 61%.

USA

Old Mutual has built significant asset management and life assurance businesses in the USA through a number of acquisitions during the past six years. Our US businesses are well placed strategically to take advantage of demographic and other related trends as we enhance our products and investment styles. We have introduced a common management structure across the life and asset management businesses and aim to implement a co-ordinated retail distribution strategy in 2007.

Overall performance of our US businesses during 2006

Highlights (£m)	2006	2005	Change
Adjusted operating profit (IFRS)	**251**	224	12%
Embedded Value adjusted operating profit (covered business)	**98**	122	(20%)
Life assurance sales (APE)	**262**	290	(10%)
Mutual fund sales	**743**	245	203%
Net fund flows (£bn)	**16***	14	14%
Funds under management (£bn)	**134**	132	1.5%

Highlights ($m)	2006	2005	Change
Adjusted operating profit (IFRS)	**465**	407	14%
Embedded Value adjusted operating profit (covered business)	**181**	222	(18%)
Life assurance sales (APE)	**482**	528	(9%)
Mutual fund sales	**1,369**	445	208%
Net fund flows ($bn)	**31***	26	15%
Funds under management ($bn)	**263**	226	16%

* Excluding the impact of the sale of eSecLending

IFRS adjusted operating profit for the US businesses was driven by strong funds inflows, positive equity markets and excellent investment performance in our US asset management business and sustained growth in assets at US life.

The asset management business enjoyed a 16% increase in funds under management in US$ terms, notwithstanding the sale of eSecLending and First Pacific Advisors, while US life funds under management grew by 10% to $22 billion. On a Sterling basis, funds under management reflected the Dollar's depreciation during 2006.





US life

Business profile

We commenced operations in the US life market in 2001 through the acquisition of several established insurance companies, the largest being Fidelity & Guaranty Life. The business is headquartered in Baltimore, with a sales office in Atlanta, and offers a diverse portfolio of annuities and life insurance products to individuals in the USA.

Our operations were further strengthened in 2003 with the acquisition of OMNIA Life (Bermuda). This offshore variable annuity business has been positioned within the private bank channels, one of the main sources of business for the offshore market, and has provided significant sales growth since acquisition. The business was rebranded Old Mutual Bermuda in 2005 as part of the roll-out of unified branding for our North American operations.

The US life business has experienced strong new business growth since its acquisition, backed by Group capital injections, but is on track to become self-funding and remit dividends to the Group from 2007.

The life company assets are invested with our US asset management business, which manages these on a commercial basis, with the majority of US life's administrative functions outsourced to third party service providers.

While our products are distributed through various channels, the majority of sales are generated through established groups of managing general agents (MGAs), with the MGAs typically providing access to a range of annuity and life assurance products from different suppliers.

Equity index annuities (EIA)

Our EIA product has been consistently placed in the top five in the US product segment over the past few years, with most of our sales concentrated in the annual reset product. Under this product, the policyholder is guaranteed a minimum return over a one-year period, in addition to some participation in equity index movements. The potential equity index upside is covered through the use of dynamic hedging principles, enabling us to provide better value for money to our clients.

Fixed deferred annuities

These are fixed rate contracts that involve the business investing in a portfolio of bonds that earn a spread above the rate guaranteed to the policyholder. There are two main types of deferred annuities, the principal purpose of one being to offer a tax-efficient way to save money for retirement, and the other to provide an income stream for life.

Immediate annuities

Immediate annuities provide regular income payments guaranteed for life or for a fixed period of time. The immediate annuity products allow customers the flexibility to choose the amount of income desired, the timing of payments and their duration. Our outsourcing model enables us to deliver cost efficiencies in the underwriting and administration of this product, a significant advantage in the price-sensitive immediate annuities market.

Variable annuities

These products, sold through our offshore business, Old Mutual Bermuda, are US dollar-based investment policies targeted at non-US citizens residing outside the USA. The variable annuity product is essentially a unit-linked investment plan, offering linkage to guaranteed rate portfolios, with distribution primarily taking place through private banks.

Protection products

Our US life business offers two principal protection product lines, term mortgage protection and universal life products, which provide flexible life assurance protection in the event of death or illness. Through the introduction of some novel product features such as partial return of premium benefits, and quick underwriting turnaround times, our products have grown rapidly in this traditional life segment.

Performance of US life during 2006

Highlights	2006	2005	Change
Adjusted operating profit (IFRS)* ($m)	**230**	193	19%
Return on equity*	**7.1%**	6.4%	–
Embedded Value adjusted operating profit ($m)	**181**	222	(18%)
Return on embedded value (ROEV) ($m)	**6.1%**	8.5%	–
Life assurance sales (APE) ($m)	**482**	528	(9%)
Value of new business ($m)	**83**	93	(11%)
New business margin	**17%**	18%	–
Funds under management ($bn)	**22**	20	10%

* 2005 restated to exclude amortisation of the present value of acquired in-force business

Earnings increased in line with assets, with asset growth driven by premiums at the planned level. Although positive earnings growth was achieved, this was slowed by the impact of higher interest rates, which led us to strengthen our capitalised assumptions on our Multi-Year Guaranteed Annuities (giving rise to a $24 million reduction in IFRS earnings) in the third quarter of 2006 and poorer than expected mortality experience on Single Premium Immediate Annuities.

EEV assumptions were strengthened for the Single Premium Immediate Annuities and Multi-Year Guaranteed Annuities, as highlighted in our third-quarter results, and the usage of a penalty-free surrender option.


RESPEC

Premiums reached $3.9 billion, in the band around our $4 billion target, but a little lower than last year when we were at the top of the target range. Together, these resulted in a reduction in the ROEV to 6.1% from 8.5%.

We have also been engaged in a substantial upgrade of our systems and our modelling capability. This has resulted in the EV being reduced by $107 million. This has been excluded from adjusted EV earnings, and disclosed separately.

ROE increased in line with the improvement in earnings. We maintained our targeted risk-based capital ratio at 300% and were pleased to see statutory profit appear in the fourth quarter.

Funds under management benefited from strong net inflows, particularly at Old Mutual Bermuda, which achieved inflows in excess of $1 billion for the first time, and positive market movements. The business remains on track to return cash in 2007.

Life sales volumes in target range at good margins
Following a strong performance in the final quarter, total life sales were $4.2 billion on a gross basis and $482 million on an APE basis. Sales of equity index annuities were the single largest APE contributor, representing 43% of total APE.

Offshore sales (APE) through Old Mutual Bermuda increased by 66% to $119 million, maintaining the strong momentum built in the first half of 2006. The exceptional growth reflects the strength of our relationships and overall expansion in the bank distribution network, combined with the attractiveness of our product range. Offshore annuity sales now represent a quarter of sales in our US life business.

Margin healthy
The after-tax value of new business was affected by slightly lower margins and the reduction in new life sales. Margin remained healthy and within our target range, and reflected strong investment performance and overall improvement in our pricing disciplines during 2006.

Effective financial management and risk control
Our migration to a new actuarial and finance system was successfully executed, with the new system providing enhancements to our internal processes. We continue to improve the required infrastructure to support this growing business.

Risk management

Underwriting risk
Underwriting risk is carefully controlled through underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account prospective mortality, morbidity and expense experience, with a large proportion of the mortality and morbidity risk reinsured to highly-rated companies.

Policyholder option risk
Fixed annuity policyholder option risk is managed by investing in fixed securities with durations within a half-year of the duration of the liabilities, with the exception of our longest duration liabilities, which are managed within a year of the liability duration, and cash flows in any period closely aligned to ensure mismatches are minimal. Extensive interest rate scenario-testing is undertaken, as required by regulatory authorities, to ensure that the amounts reserved are sufficient to meet the guaranteed obligations.

The guaranteed returns provided in relation to the equity index annuity product are dynamically hedged to ensure close matching of option payoffs to liability growth, with hedging positions reviewed and re-adjusted daily as necessary.

Credit risk
Credit risk is monitored by the business's Investment Committee, which has established appropriate exposure limits such that impairment levels at US life are low.

Outlook

While it is anticipated that competition from other financial services companies will increase, our US life business maintains a significant market share of the fixed annuity life assurance market in the USA. The business has been highly successful in responding to changing market demands through the development and roll-out of new products.

During 2007, we intend to enter the US domestic variable annuity market space by initially offering a product with desirable guarantees aimed at middle class investors and distributed through our existing general agency system. At mid-year we intend to launch a no-load product targeted at fee-based planners to broaden distribution within the same market. We believe we can position our product and distribution to enter an under-served market.



US asset management

Through our US asset management business, we combine the investment focus of boutique managers with the stability and resources of a large, international firm. We have created an environment where unique, entrepreneurial asset management boutiques can thrive and the investment professionals within them can do their best work for our clients. We have capitalised on our economies of scale and brought best practice risk management, technology, legal and distribution capabilities to our affiliates. Our firms are free to focus their time and resources on delivering strong investment performance.

Business profile

Our US asset management business, based in Boston and established through the acquisition of UAM in 2000, now consists of 19 distinct boutique firms, including asset managers that specialise in high-quality, active investment strategies for institutional clients, high net worth individuals and mutual fund investors. Collectively, the asset management business offers over 100 distinctive investment strategies. Individually, however, each member firm has its own vibrant, entrepreneurial culture of investment managers focusing on their particular area of expertise.

The business has benefited strongly from its affiliate structure, offering a diversity of investment styles, minimising exposure to the changing preferences of investors, and benefiting from efficiency savings resulting from the centralisation of compliance and distribution capabilities through its holding company, OMAM (US).

The business's asset mix is heavily weighted towards value equities, fixed income and non-US$ international assets. While the business consists of a diverse range of affiliates, Barrow, Hanley, Mewhinney & Strauss, a value equity manager, is the largest manager with 25% of the total funds under management. Acadian Asset Management, an international equities firm, doubled its size last year and now represents 24.5% of the business's assets. Dwight Asset Management, a fixed income manager, accounts for another 22% of the funds under management. Over time, the largest firms within US asset management may change, depending on the market environment and investment styles currently in favour.

In addition, we continue to seek opportunities to develop our portfolio of asset managers as circumstances evolve. We have acquired Ashfield Capital Partners to boost our large cap growth capability. As part of the further refinement of our core focus, we have also disposed of eSecLending, our securities-lending business, and First Pacific Advisors, one of the few remaining revenue-sharing affiliates. Most affiliates now operate under profit-sharing arrangements, with a certain percentage of operating profit, after overheads and salaries, paid to the affiliates as variable compensation. The profit-sharing model ensures that the interests of our affiliates are closely aligned with those of our shareholders.

US asset management's product range includes the following:

Institutional accounts

Actively-managed investment products are offered in all the major asset classes and investment styles. The business's investment capabilities span US and global equities, fixed income, real estate and alternative asset classes. Separate accounts are offered across a range of asset classes and investment strategies. Actively-managed commingled accounts are also available in US equities, US fixed income and real estate investment trusts.

Retail accounts

In October 2004, the Old Mutual Advisor Funds were launched, establishing the foundation for full-scale retail distribution. These allow individual investors access to institutional-quality management in a mutual fund format. Individual mutual funds are currently offered in a wide range of asset classes and investment styles. Funds are offered as single-strategy mutual funds, or alternatively as diversified asset allocation funds under the *Pure Portfolio* brand. In addition, multi-strategy funds are offered that leverage the capabilities of our firms as well as selected outside managers.

Single-strategy mutual funds are currently offered by our affiliates in US equities, fixed income, international equities, emerging markets, real estate investment trusts and money markets.

Performance of US asset management during 2006

Highlights	2006	2005	Change
Adjusted operating profit (IFRS) ($m)	**235**	214	10%
Funds under management ($bn)	**261**	226	15%
Net fund flows ($bn)	**30***	26	15%
Mutual fund sales ($m)	**1,369**	445	208%
Operating margin	**28%**	26%	–

*Excludes the impact of the sale of eSecLending

Another strong operating result

Operating earnings were strong and benefited from strong transaction and performance fees, and strong asset growth resulting from net cash inflows and positive market conditions.

Earnings were boosted by transaction and performance fees of $112 million (2005: $106 million) with a sharp increase in performance fees at Acadian. In addition, we benefited from unrealised gains of $18 million in relation to our seed capital investments in new funds. New earnings were produced from Copper Rock and Larch Lane, which partially offset a reduction in securities-lending revenue following the sale of eSecLending in May 2006.



The improvement in operating margin came from positive operating leverage, higher average funds under management and a more favourable mix of transaction and performance fees on a stable expense base.

Record net fund flows and 15% growth in funds under management
Record net fund inflows of $40 billion were achieved for the year ($30 billion excluding eSecLending), as Acadian (international/ emerging markets "quant" equity) in particular continued to attract inflows.

The strong growth in funds under management was driven by record cash flows, strong investment performance and positive equity markets. Excluding the disposals of eSecLending ($25.4 billion) and First Pacific Advisors ($10.4 billion), funds under management were up 31% from 2005.

Excellent fund performance
Our affiliates continued to achieve excellent investment performance. At 31 December 2006, 90% of assets had outperformed their benchmarks over three years. Over the same period, 78% of assets ranked in the first quartile of their peer groups.

Building our business
Our Old Mutual Capital initiative gathered momentum during 2006, with gross sales of $2.3 billion, an increase of 77% compared to $1.3 billion in 2005. Of this, $1.4 billion related to mutual fund sales, up 208% on last year.

US asset management has continued to manage and balance its portfolio, with the addition of growth specialists, Copper Rock Capital Partners in February 2006 and Ashfield Capital Partners in February 2007, and of hedge fund of funds capability at Larch Lane and 2100 Capital.

Market environment
Competition in the USA is strong, with each of Old Mutual's asset management firms facing significant competition from other specialist providers. The differentiating factors between firms are often investment performance and product capabilities. Our investment managers have a record of delivering excellent long-term performance, and through our ability to leverage the diverse styles of our individual firms, are able to seek targeted investment opportunities to broaden our product capability.

Risk management
The exposure of the US asset management business to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by this business are independently monitored and reviewed by compliance functions and committees, which are also required to meet stringent US regulatory requirements. We mitigate the risk of loss of key employees through the use of long-term incentive schemes aligned with shareholder value targets, and through competition restrictions embedded in employment agreements.

Key Performance Indicators – US asset management

	2006	2005
Operating Income ($m)	**235**	214
Margin	**28%**	25%
Net Cash Flow ($m)	**39,944**	26,289
Annualised Revenue Full-Year Impact from Net Cash Flow ($m)	**81**	(19)
Funds under management ($bn)	**261**	226
Average margin (basis points)	**27.2**	31.7
Average margin (basis points) (excl. eSec)	**28.1**	32.9
Return on investment	**8.1%**	7.2%

Outlook
We are positioning the franchise to maximise growth opportunities. In 2007, we will continue building a well-recognised and respected Old Mutual brand in the market place. We will focus on having industry-competitive retail and institutional products as well as effective, high quality multi-channel distribution. Institutional business is the anchor of our portfolio, and in the near term is expected to provide the majority of our asset growth. Our retail business will create a long-term strategy for diversification and growth. A new "En Espanol" retail initiative will be rolled out during 2007. This project is developing investment and financial service products targeted the US Hispanic marketplace, which is projected to account for 24% of the US population by 2050.

A trend of strong net inflows, a track record of excellent investment performance, and a focus on retail distribution place the business in a favourable position to increase funds under management and earnings going forward.



Europe

Old Mutual operates in Europe mainly through Skandia, the Swedish insurance company acquired in 2006. With Skandia, Old Mutual has an enlarged footprint in Europe and has the potential to grow a strong franchise. The business model of Skandia centres around three main elements, distribution, product and investment management in three geographies, UK & Offshore, Europe & Latin America (ELAM) and Nordic.

Selestia, the Old Mutual life assurance platform that was launched in 2001, is being merged with the Skandia offering.

For distribution, Skandia looks for the most effective distribution channel in the markets where it operates. This is primarily through independent financial advice, but there is also an in-house sales force in Sweden and Colombia and bank distribution in Sweden and Latin America.

Skandia now operates in 20 countries and is growing in nearly all of them. Sweden and the UK are its principal markets. In other markets, Skandia targets specific niches, which enables it to adapt quickly and flexibly to changing conditions in those individual markets. Skandia is steadily increasing its presence in Continental Europe at the same time as it is experiencing a high degree of activity in its selected growth markets in Asia, Latin America and Australia.

Most revenue is currently generated by unit-linked sales in Nordic, the UK and Continental Europe, with mutual funds being dominant in Latin America. In Sweden and other parts of Europe, Skandia concentrates on traditional life products.

Core to our Skandia proposition is open architecture, under which, although we may offer free choice, sub-advisory or select funds, we do not manage money ourselves. We believe that this model is a winning one, where low dependence on capital and freedom of choice for customers have great appeal.

Performance during 2006

Highlights (£m)*	2006	Pro forma 2005	Change
IFRS adjusted operating profit	231	111	108%
Embedded Value adjusted operating profit (covered business)	394	328	20%
Life assurance sales (APE)	881	781	13%
Mutual fund sales	4,306	2,715	59%
Value of New Business	127	113	12%
Net fund inflows (£bn)	6.3	–	–
Return on Invested Capital	8.1%	–	–
Return on Embedded Value (covered business)	13.5%	–	–
Funds under management (£bn)	52	44	18%

* All current and prior-year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies. Prior-year embedded value numbers are on a Skandia basis, but allow for group expenses.

Strong business performance

Our European business continued to deliver very satisfactory performance on the back of strong sales, net client inflows and the increasing scale of operations in the UK & Offshore and ELAM divisions. APE sales and margins in the fourth quarter improved significantly over the third, when volumes were lower due to seasonal effects. Our European business now forms a very significant part of the Group's operations, and is on track to achieve the 2008 targets announced in June 2006. In line with our estimates announced then, £16 million was spent on integration costs, realising £12 million of synergies in 2006.

Adjusted operating profit for the eleven months to 31 December 2006 increased to £231 million, building on growth in funds under management and strong sales volumes, which delivered higher fund- and premium-based income growth. Value of new business grew by 12%, driven by an increase in APE. This also contributed positively to the return on embedded value of 13.5%.



Nick Poyntz-Wright
Chief Executive, Skandia UK

UK & Offshore

Skandia UK includes four business units: Skandia Life, Selestia/Skandia Multifunds, Skandia Investment Management (SIML), and Skandia International. With over a million customers and £35 billion under management, Skandia is one of the fastest growing UK savings companies.

Skandia UK focuses on long-term savings. It offers unit-linked investments through an open-architecture 'fund platform' enabling access to a wide range of funds from external managers and SIML. Skandia solutions are distributed via independent financial advisers only, targeting affluent customers. Investments in Skandia are unit-linked, backed by over 400 external funds selected by advisers and their clients.

Skandia's success in the UK has been framed around a few simple attributes. It has established a strong IFA franchise through excellent service and a distinctive proposition. It has excelled in the high growth open-architecture segment of the UK market, and has consistently brought innovative ideas to market. By combining with Selestia, Skandia has the opportunity to continue setting the industry standard in UK savings.

Skandia Life (SLAC)

Business profile

SLAC is the core engine of Skandia UK, accounting for approximately 50% of Skandia UK's £35 billion of assets under management. SLAC operates in three product segments: pensions, investment bonds and protection. Pensions and bonds comprise 95% of SLAC's sales on an APE basis.

Pensions

SLAC provides a range of pensions to meet the retirement planning needs of individuals, employers and trustees. This range is complemented by the Skandia self invested personal pension (SIPP), which offers wider investment choices. Skandia pensions are unit-linked, and contributions are invested in an extensive range of external funds and funds from SIML.

Bonds

SLAC's *MultiBond* range, which are not fixed-interest securities, but tax-efficient single premium plans, provide unit-linked investments with the opportunity to make tax-efficient withdrawals of capital.

Protection products

Skandia does not offer generic protection products, such as term assurance linked to mortgages. It participates in the premium segments of protection, offering two main solutions: unit-linked whole life and critical illness cover. Protection accounts for approximately 5% of SLAC's sales.

Market environment and Outlook

Industry demand increased strongly in 2006 compared to 2005. The pensions market in 2006 was dominated by single premium transfers, following regulatory changes in April 2006 designed to simplify the UK pensions regime. Industry pension sales had increased by more than 35% by the third quarter of the year, with notable growth in SIPPs.

Industry sales growth is likely to slow in 2007 to a more normalised 6-7% as the effects of "A-day" unwind. Looking forward, management is positive about Skandia's prospects. Its strong IFA franchise and multi-manager proposition should enable the company to grow sales and assets faster than the UK industry average.

Competition is intensifying as traditional players build their own open-architecture offerings. This is especially evident in the new partnerships that are being formed between fund platforms and traditional life companies.

Selestia/Skandia Multifunds

Business profile

This business is a combination of Skandia Multifunds and Old Mutual's UK platform, Selestia. It offers a choice of over 800 funds from external fund managers and SIML.

Selestia/Skandia Multifunds achieved strong performance in 2006 with net client cash flows of £1.5 billion. Growth was driven by a record Individual Savings Account (ISA) season, increased use of platforms across the industry, and the launch of Selestia's Collective Retirement Account.

Market environment and Outlook

Investor sentiment is robust and the mutual fund industry has recorded strong growth in 2006, with record tax year-end sales. Retail investment reached over £8 billion in the first six months of 2006, equal to the total for the whole of the previous year.

As an extension of the supermarket phenomenon, demand for wrap services in the UK market is also growing. Wrap competition is increasing, but no single provider has yet managed to combine unrestricted investment choice and financial planning tools with operating efficiency. The platform that best delivers this within the next two years has the potential to achieve market leadership.



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Skandia Investment Management (SIML)

Business profile

SIML is a dynamic asset management company focused on providing innovative investment products to professional intermediaries by creating blended solutions from external managers. Since SIML's launch in March 2003, funds under management have grown from around £750 million (including funds held on behalf of other Group companies) to £4.8 billion.

The number of funds has expanded from 10 to 35 within three years, leading to greater diversification and appeal to a wider client base. The key to SIML's financial success, however, has been innovation and fund quality. Launch of the innovative Global Best Ideas fund has taken SIML's proposition to a new level. The fund, which is run by ten of the industry's best fund managers who each select their ten best stock ideas, was positively received by the marketplace when it was launched in June 2006. SIML has since added a UK Best Ideas fund and the two funds have attracted £371 million of inflows (including intra-Group premiums) in the first six months. The Global Best Ideas fund has performed in the top decile since its launch.

Skandia International

Skandia International includes Royal Skandia, based in the Isle of Man, and Skandia Life Ireland, based in Dublin. From October 2006, it was joined by Skandia Leben, Liechtenstein.

Business profile

Operating across borders in over 20 countries, Skandia International is the hub of Skandia's offshore business. Recent growth has been strong due to strength of the brand, the flexible Portfolio Bond offering, and increasing use of offshore products for inheritance tax planning. Funds under management exceed £8.9 billion. The business has high growth potential and achieves higher margins than domestic UK businesses. There is also further growth potential for this business through improved co-operation with Skandia's operations across Europe and the Nordic region and, longer term, across the wider Old Mutual Group.

Royal Skandia, based in the Isle of Man, is the key company in Skandia International. It provides products that allow UK and non-UK investors to enjoy tax-free growth. The Isle of Man is a leading offshore investment location with valuable client protection through tight regulation and policyholder compensation provision.

In line with all Skandia UK products, the International range offers MultiManager choice and flexibility, with access to a range of funds run by external managers and SIML. The flexibility of products and services enables clients not only to invest in virtually any fund in the market, but also via different currencies and trust arrangements.

Market environment and Outlook

Skandia International's business is geographically diversified, with sales in Europe, the Middle East, the Far East and Latin America, as well as in the UK.

Historically, non-UK business has been sourced predominantly from English-speaking expatriates, with some local nationals on a selective basis such as in Finland. Expatriate business is expected to continue, with higher growth from local nationals as economies develop and Skandia becomes an increasingly 'local' brand.

Risk management

Skandia UK's risk framework is common across all its business units. Risks are considered in the context of business plan and are managed in accordance with the Old Mutual Group's risk governance principles, which are described in more detail in the Directors' Report on Corporate Governance and Other Matters later in this document.

Performance during 2006

Highlights (£m)*	2006	Pro forma 2005	Change
IFRS adjusted operating profit	**128**	34	276%
EV adjusted operating profit (covered business)	**208**	100	108%
Life assurance sales (APE)	**558**	480	16%
UK life assurance sales (APE)	**396**	261	52%
Unit trust sales	**3,039**	1,456	109%
Value of new business	**55**	44	25%
New business margin	**10%**	9%	–
Net fund inflows (£bn)	**4.8**	–	–
Funds under management (£bn)	35	29	29%

* All current and prior-year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior-year embedded value numbers are on a Skandia basis, but allow for group expenses. 2005 figures include Selestia.

2006 was a year of significant achievement for the UK division, characterised by strong sales, strong net fund inflows and ongoing recognition from our distributors. Life sales growth was better than average in the UK market with pension sales, driven by A Day, up 65% to £230 million and overall life sales, including offshore, up 16%. In November, Skandia UK was awarded its 26th Financial Adviser 5-star award in 16 years, which this year included the 'Company of the Year' award. The financial results also showed significant improvement over 2005, with strong growth in both IFRS and EEV adjusted operating profit for the year.



Growing IFRS profit
Adjusted operating profit for the UK division was driven by a higher level of funds under management, the maturity profile of the book and effective operational leverage. The process to capture synergies is underway. Expenditure has commenced, and will increase over the coming months in line with our June 2006 market update. Involving an extensive outsourcing arrangement, the business is in the process of significant re-engineering to enable efficient and cost-effective straight-through processing.

The underlying performance of the mutual funds business continued to improve during the second half of 2006. The integration of the two fund supermarkets (Skandia Multifunds and Selestia) is progressing in line with expectations.

Strong underlying EV performance
Embedded value adjusted operating profit before tax was £208 million, driven by good growth in new business, strong experience variances and operating leverage. Our experience variances were positive, driven by higher fee income and favourable surrender experience.

Strong growth in funds under management and net fund inflows
Net fund inflows were £4.9 billion for the year, representing 14% of funds under management. The favourable position was supported by positive market movements giving rise to significant growth in funds under management during the year.

Strong new business growth in UK life and mutual fund sales
The UK division's open-architecture platform, helped by our strong reputation in the industry and the favourable economy and equity markets, continued to deliver strong new business growth, with both life sales on an APE basis and mutual fund sales up strongly in the eleven months to 31 December 2006. Sales in the UK were particularly strong, boosted by A Day effects, and were up 52% at £396 million APE.

Pension sales substantially higher
Overall new business levels in the course of 2006 were broadly in line with management's expectations with the exception of UK pensions business, where high levels of activity continued even after Pensions A Day. UK pensions business grew in the year by over 65% to £230 million APE.

Toward the end of the year there was further growth in the sale of life bonds, mirroring improved investor confidence arising from equity market appreciation. Offshore business, in line with management expectations, remained flat against 2005. UK-sourced offshore sales were muted by uncertainty surrounding the tax treatment of trusts in the early part of the year, but improved in the latter part of the year as greater understanding developed of the implications of the new legislation.

Unit trust sales up 109% to £3 billion
Our Selestia and Skandia Multifunds businesses continued to benefit from IFAs' shift to open-architecture investment platforms as the preferred strategy for the management of clients' assets. The launch of the Skandia-manufactured "Best Ideas" funds improved net fund inflows across the group, generating gross direct subscriptions exceeding £300 million.

Margins improved, with new business growing significantly
Life new business APE margins post-tax at a product level improved by 10% for the year. The delivery elements of our integration programme are now well advanced to deliver the synergies required to reduce administrative costs per policy significantly with a view to achieving our target margin in the 11-12% range from mid-2008.

The value of new business improved by 25% to £55 million, due to strong sales growth across our core products.

Bankhall's successful turn-around
2006 has seen Bankhall concentrate on its core services to ensure that its proposition was meeting the needs of the intermediary market fully. The refocusing of activity has returned the business to profitable growth, while reducing income and expenses, the latter to a greater extent.

Europe & Latin America (ELAM)

Our Skandia Europe & Latin America division (ELAM) now operates in 14 countries and is experiencing high growth momentum. We focus on being a market-leading niche player in long-term savings by providing unit-linked and mutual products through open-architecture platforms. Our strategy, which is to grow the business in each country organically towards scale and beyond, has proved successful. We aim to strike a balance between keeping business local, while at the same time benefiting from cross-divisional synergies.

Business profile
ELAM has operations in 11 European countries (Germany, Austria, Italy, Spain, Switzerland, Liechtenstein, France, Poland, Portugal, the Czech Republic and Hungary) and three Latin American countries (Colombia, Mexico and Chile). All operations specialise in long-term savings solutions with high levels of service and innovation. The mutual fund platform, Skandia Global Funds, is also included in the ELAM structure.



Rafael Galdon
Skandia Europe & Latin America



Many of the division's operations were started in the late 1990s and have grown significantly over recent years. Funds under management have grown from around €6 billion in 2003 to €13 billion at the end of 2006. The operations today are at different levels of scale, from start-ups in Chile and the Czech Republic to operations with significant scale, such as those in Colombia and Germany. To a large extent this has been achieved by a common business model and by leveraging cross-border efficiencies between the ELAM countries. The success of the division has been assisted by an entrepreneurial approach and leadership style and having the right people in the right place at the right time.

In Europe there is a strong dominance of unit-linked products distributed via IFAs as well as via sales organisations and networks, while in Latin America most of the business is focused on individual and corporate pension savings, written as mutual funds and distributed via Skandia's tied financial planners.

The majority of ELAM's clients are individuals who are saving for financial security in various phases of their life, but there is also a growing echelon of corporate clients, for example in Germany and Mexico. A recent and continuing trend has been to move from a product focus to more of a customer orientation. Under this, in order to best serve our clients and distribution partners, we develop different solutions for different customer segments, all dependent on the local market situation.

Unit-linked
Within unit-linked, ELAM offers a wide range of funds in various classes. Risk protection is offered in co-operation with third parties. All funds, including those offered by Skandia Global Funds, are managed externally, and managers are selected and tracked using our unique evaluation process. We have a high level of product innovation within unit-linked, where we can offer structured products aligned with customers' individual risk appetite, age and life situation.

Unit-linked is sold as regular premium products, mainly in Germany and Austria, creating a steady flow of premium income and high embedded value. Countries like France and Italy are dominated by single premium products, creating large, but more volatile, net flows.

Mutual funds
The mutual fund business is to a large extent similar to the unit-linked business by outsourcing distribution and fund management. In many of our markets, notably in Latin America, the business is long-term pension business with tax privileges, however without an insurance wrapper and thereby reported as mutual funds. There is also a medium-term business to complement our unit-linked offering based on strong capabilities in fund selection.

Performance during 2006

Highlights (€m)*	2006	Pro forma 2005	Change
IFRS adjusted operating profit	48	9	433%
EV adjusted operating profit (covered business)	116	169	(31%)
Life assurance sales (APE)	282	231	22%
Mutual fund sales	1,629	1,629	0%
Value of new business	55	33	66%
New business margin	19%	14%	–
Net fund inflows (€bn)	1.7	–	–
Funds under management (€bn)	13	12	8%

* All current and prior-year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior-year embedded value numbers are on a Skandia basis, but allow for group expenses.

Strong operating profit
IFRS adjusted operating result reflected strong organic growth in life and mutual fund business, coupled with expense discipline.

EEV adjusted operating profit of €116 million was 31% below that for 2005. The decrease was primarily attributable to significant and positive operating assumption changes in 2005, which were marginally negative in 2006. The underlying growth, however, was strong due to the increase in new business, resulting in a significant improvement in the value of new business.

Life new business sales end on a strong note
Particularly strong sales of single premium products in Europe and recurring premium business in Poland were recorded during the year.

Mutual fund sales flat
In Latin America, where our pension products are reported as mutual funds business, we performed strongly during 2006, particularly in the mandatory and complementary pension segments in Colombia and in institutional mandates awarded in Mexico. In Europe, sales in 2005 were inflated by exceptionally successful institutional mutual fund inflows in Spain. As anticipated, these inflows in Spain decreased notably in 2006 because of the sale of Skandia Vida, offsetting the growth experienced throughout the rest of the division.

Funds under management up 8%
Net fund inflows, 14% of opening funds under management, were experienced during the year and account for €1.7 billion of the increase, with unfavourable market movements accounting for €0.7 billion. The overall revenue-generating quality of the funds under management improved over the course of the year.

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Margin in line with target

The value of new business was ahead of last year, reflecting particularly good growth in sales and market share in a number of countries and the increasing economies of scale of our operations.

The post-tax profit margin of 19% achieved for the eleven-month period was ahead of our medium-term target range of 16-18%, principally reflecting the good new business growth in higher margin markets and increased economies of scale in sales activities.

The year ended positively, with strong life assurance sales growth recorded for the period, delivered through expanded distribution, profitable products and helped by generally positive equity market sentiment.

In 2006, we continued our expansion into new market segments, distribution channels, IFA networks and products. We also continued our drive for greater efficiency, and used the existing German back office to launch into Hungary and the Czech Republic.

2006 has been another year when our businesses have been recognised in their local markets as excellent service providers and strong innovators of financial solutions. Notable growth was experienced in the French, Polish and Mexican markets. Toward the end of 2006, Austria and France each achieved the landmark of €1 billion of funds under management, demonstrating that more and more of our young businesses are achieving scale.

Sale of Skandia Vida, Spain

In December 2006, we announced we have reached an agreement to sell Skandia Vida, our traditional life business in Spain. The successful completion of this transaction is in line with Skandia's core European strategy to focus on mutual fund and unit-linked business.

Market environment

We have seen a development in Europe toward greater customer awareness and preference for open-architecture solutions, government initiatives to move away from state-funded pensions, and a favourable economic environment with good equity performance and low inflation rates. Especially during the first four months of 2006, equity performance helped strong net inflow of new business in several European countries, with single premiums dominating. At the same time we have widened and invested in our distribution capacity in Europe. In France, unit-linked sales were also supported by changes in tax legislation and strengthened recognition on the IFA market. The German unit-linked market started to pick up after a weak period during 2005 and first half of 2006.

In Latin America, the market for long-term savings has also been favourable and our distribution capacity has been strengthened. In Colombia, our market share in the complementary pensions market continues to improve and exceeded 27% in the period up to September 2006.

Risk management

Financial markets risk

The unit-linked and mutual fund business model transfers most of the financial market risk to the policyholder. Guarantees or protection cover are low or offered via external parties. However, the risk for Skandia consists in lower asset-based fees, lower retrocession and lower new sales or surrenders due to market sentiment. One way of managing this risk is to offer customers well-composed investment portfolios through asset allocation tools to create less volatile revenue streams.

Other market risks

In the years ahead, the market will be affected by a number of legislative changes in Europe relating to consumer protectionism and increased pressure on fees. One way of mitigating these risks is our continuing work on transparency. Insofar as the businesses depend on tax benefits, changes in local tax legislation are closely monitored.

Outlook

From a market perspective, long-term trends in the Europe and Latin America region favour our business model, with ageing populations who are expected to live longer after retiring and state retirement systems that are increasingly struggling to provide meaningful retirement income. In Europe, the second and third pillars (corporate and private, respectively) are becoming increasingly significant sources for retirement income throughout Europe. Market and government reforms are generally supporting the development of these pillars by providing a favourable retirement savings environment, although there are strong indications that the added benefit of tax incentives for long-term savings generally are decreasing. IFAs are gaining increasing importance as a distribution channel, and banks are also looking to penetrate the open-architecture space themselves.

In Latin America the privatisation of the pension systems, together with improved tax incentives for complementary savings, have led to increased second and third pillar savings. Demand for international investment funds and equities continues to increase, particularly as local regulations remove barriers for local distribution. As a result, increased investment opportunities and requirements have increased the demand for investment advice.

One challenge for ELAM going forward will be to leverage synergies between the different ELAM operations, in terms of both cost efficiencies and revenue enhancements. We will also continue to develop our start-ups during 2007, and invest in delivering synergies.

Key performance objectives for Skandia (as announced by the Company in June 2006)	
→ Delivery of £70m p.a. of synergies	→ Mid-end 2008
→ Funds under management	→ Growth of 15% p.a.
→ Total return on EV	→ 15% by 2008
→ UK margin target*	→ 11-12% in 2008
→ ELAM margin target*	→ 16-18% in 2008
→ Nordic margin target*	→ 22-25% in 2008

* Unit-linked assurance

Nordic

Skandia and its mutual subsidiary, Skandia Liv, hold a leading position in the Swedish life assurance market measured by new business, with a combined customer base of 1.9 million customers in their Nordic operations. With a full range of product offerings – traditional life, unit-linked, banking, financial advisory, mutual funds and healthcare – they are well positioned in a growing savings market.

Business profile

Skandia has been in the Swedish market for over 150 years and its business in Sweden offers a full set of financial products. We also have a growing unit-linked and life business in Denmark, as well as healthcare and banking. In Norway, we have a successful banking operation and we also offer healthcare products.

Our strategy is to be a waterfront business in Sweden by being the most committed partner for financial security through life. The integration between Skandia, Skandia Liv and SkandiaBanken has continued during the year. There are strong potential synergies in terms of scale, brand and cross-selling. During the coming years we will be improving and developing our customer interface, enriching our product offering and making our products available to all customers via different channels. Skandia's products are widely distributed in Sweden, with sales through IFAs and brokers, its own sales force and online.

Swedes are avid savers and 31% of net savings are invested in unit-linked. Corporate pensions are the dominant segment of the Swedish life market, a sector where Skandia has traditionally been very strong. There are strategies in place to increase new sales in the private segment as well. Especially within unit-linked we have seen mounting competition from online players, among others.

Skandia Liv offers life and pension insurance in the traditional life market. The company is a wholly-owned subsidiary of Skandia, but is a mutual company. It operates within a strict local legal framework that does not provide its holding company power to control it in such a way as to access the benefits usually associated with share ownership (which instead accrue to Skandia Liv's policyholders). Consequently, Skandia Liv is not consolidated in the Group's accounts. Due to proposed changes in applicable legislation governing Swedish mutual traditional life companies, Skandia will be considering the most appropriate form of association for Skandia Liv and expects to provide further information on this during 2007.

Unit-linked

Within unit-linked, Skandia Nordic offers a wide range of funds in various classes and with varying risk profiles. All funds, including those offered by Skandia's own fund companies, are managed externally, and managers are selected and monitered using our unique evaluation process. Client funds in the Nordic unit-linked business amounted to SEK86 billion at the end of 2006, of which 59% was invested in equity-based funds.

Traditional life

As the market's largest life company, Skandia Liv is active in both the private and occupational pensions segments of the Swedish traditional life market. Skandia Liv provides insurance products with a security profile featuring long-term savings with a guaranteed yield plus protection coverage. The traditional life products are an important part of the integrated product offering on the Swedish market. Skandia Liv has one of the highest solvency levels of any life company in the Swedish market. At 31 December 2006, it was 169% and funds under management amounted to SEK293 billion.

Mutual funds

Skandia also offers mutual fund products via its banking subsidiary, SkandiaBanken. Skandia Fund Products' offering is accessible for unit-linked savings, direct savings, individual pension savings ("IPS") via SkandiaBanken and for premium pension savings via the PPM system.

Banking

From having been a niche player in the Nordic banking market, SkandiaBanken is now established as a full range online bank. So far, its customer focus has been private individuals. Through the new online platform, customers gain access to a broader range of insurance services via the internet. The bank has won several awards in Norway and Sweden for its outstanding service and internet platform. Total lending, mainly mortgages, increased during 2006.

Private Healthcare

Skandia offers companies and their employees private healthcare solutions as an adjunct to the national healthcare systems. Interest in complementary and alternative solutions to national healthcare systems remains great in the Nordic countries. However, competition in this area has intensified considerably.

Performance during 2006

Highlights (SEKm)*	2006	Pro forma 2005	Change
IFRS adjusted operating profit	995	971	2%
EV adjusted operating profit (covered business)	1,447	1,530	(5%)
Life assurance sales (APE)	1,769	1,954	(9%)
Mutual fund sales	2,144	1,986	8%
Value of new business	479	618	(22%)
New business margin	27%	32%	–
Net fund inflows (SEK bn)	3.5	–	–
Funds under management (SEK bn)	106	95	12%

* All current and prior-year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies. Prior-year embedded value numbers are on a Skandia basis, but allow for group expenses.

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Increased operating profit driven by higher level of funds under management
The increase in adjusted operating profit for the Nordic business is attributable to a higher level of funds under management and positive net client cash flow in the Swedish unit-linked business.

Life assurance sales
The sales of the 'Kapital pension' product boosted life sales on an APE basis temporarily in 2005, and 2006 saw volumes drop back. New sales of occupational corporate pension schemes (TPS), our largest product, increased compared to last year.

Denmark recorded strong growth of 101% in life sales on an APE basis compared to prior year following favourable market developments in Denmark and an improved product offering.

Sales in 2007 are likely to be lower as the tax effectiveness of the Kapital pension product was removed in February this year and Skandia is only on the panel for the new ITP agreement through Skandia Liv's products.

Strong growth in funds under management
Funds under management increased following an improvement in market conditions, higher net inflows from customers and a strong fourth quarter after the traditionally slow third-quarter holiday season.

Margin and EEV
Life new business margin was 27%, compared to 32% for the 11 months to 31 December 2005. This was attributable in part to lower new sales of the Kapital pension. EV adjusted operating profit declined by 5% to SEK1,447 million. This decrease in EV adjusted operating profit on a pro-forma basis was caused by the lower value of new business, and a small negative operating assumption change in 2006, partially offset by higher fee income compared to strong positive assumption changes last year.

Continued growth in banking business
Our banking business continued to strengthen, with lending and deposits achieving good growth during the year. Lending increased to SEK49 billion, up 19% on the prior year, mainly due to strong mortgage lending in Norway. SkandiaBanken continued to attract new customers and create valuable synergies with the rest of the Nordic business. Operating profit was lower than 2005, which was impacted by some positive one-offs. This was also in line with expectations for 2006, when IT projects and expenditures for Basel II implementation were planned.

Market environment
The Nordic economic environment was stable during 2006, with good equity performance and low inflation rates. During the year, interest rates increased, albeit from low levels. This environment helped increase volumes in the banking business, but at the same time increased pressure on interest margins. With increased competition and new sales at the Kapital pension level, Skandia Sweden's APE sales for unit-linked decreased during 2006. However, Skandia and Skandia Liv have maintained their leading position in the Swedish overall life assurance market in terms of new business.

During 2006 the renegotiation of the ITP agreement has been a core focus. The ITP agreement is a collective agreement for corporate pension savings for white-collar workers and includes approximately 700,000 salaried employees within the private sector. The new agreement will come into force on 1 July 2007.

In line with the market's development, Skandia introduced a new commission model for the remuneration of its IFAs from October 2006, which reduces up front commissions in return for higher trail commissions. The new model has been developed in co-operation with brokers to ensure a shared view of the incentive structure.

Risk management
Financial market risk
The unit-linked business model transfers most of the financial markets risk to the policyholder and guarantees are low. However, the risk for Skandia consists in lower asset-based fees, lower retrocessions and lower new sales due to market sentiment. One way of managing this risk has been the introduction of the new commission model.

Other market risks
In the years ahead the market is likely to be affected by a number of legislative changes impacting tax neutrality between savings with and without insurance wrap, transfer rights and a new ITP agreement. Regarding the new collective ITP agreement, we see an increased level of uncertainty on further development of the corporate segment among brokers, employers and insurance companies.

Outlook
Various factors will affect the earnings from Skandia Nordic in 2007. Firstly, we have decided to alter the arrangements between Skandia Liv and Skandia AB so that there is complete clarity that Liv policyholders' interests continue to be separated from the shareholder interests. This should ensure that the long-standing debates about governance of Skandia Liv are resolved. We have commenced discussions with the Skandia Liv board and hope to complete these in the near future. This will result in greater new business strain borne by our shareholders (SEK150 million in 2007), and some additional administration costs (SEK100-150 million per annum), but will

[5] Source: Risk & Försäkring no 14





enable us to grow profitably in 2008 and beyond. Skandia Liv is an integral part of our strategy, and we believe it is important to ensure that the highest standards of governance are observed. Secondly, the IT systems of Skandia require significant improvements, both to improve service standards and to allow us to improve our products, and we shall be investing in these over the next eighteen months. This will cost approximately SEK100 million in 2007. This was well understood at the time of acquisition and does not relate to the synergies, which are being sought at the same time. A new organisational structure for Sweden is being put in place and we are confident about the strength of the underlying Skandia brand in Sweden.

During 2007, major changes will be taking place in the Swedish savings market. To meet these challenges in the marketplace, we will make investments in IT and administrative solutions. Other key areas of focus during 2007 are to develop a new unit-linked portfolio system investment tool and to implement Basel II. We will also continue to foster new business sales on the internet, develop our corporate web platform further, and maintain our position in the public sector segment.

Earnings growth during 2007 will be held back by this investment, with synergistic costs, changes to commission structures and unwinding of the existing Skandia Liv agreement also likely to have a negative impact.

More generally, we believe that macro-economic factors and transfer of responsibility from public authorities to the individual creates an opportunity to distribute our products on a wider basis. In addition, the rising need for advice, favourable demographics and customer preferences for freedom of choice and flexibility show that we are well positioned with our platform offering.

Our higher than average exposure to baby-boomers in our European markets provides a real opportunity. In the UK, we will capitalise on the market trend to wrap products with the launch later in 2007 of our new supermarket platform. The underlying need for advised pension savings remains, and these changes are receiving the committed attention of senior management. In the ELAM division we shall be expanding distribution capacity further during 2007.

Asia Pacific and Other

Business profile and Market Environment

Our operations in India, China and Australia continued to benefit during 2006 from our strategy to take our business skills into other developing markets.

In India, a range of both individual and group life assurance products is offered by Kotak Mahindra Old Mutual Life Insurance Company Ltd, a joint venture between Old Mutual and Kotak Mahindra Bank Limited. The Group currently owns a 26% stake in this joint venture, with an option to increase this to 49% when applicable local legislation permits.

The Group's business in China is a joint venture established by Skandia in 2004 in conjunction with Beijing State-Owned Asset Management Co. (BSAM), one of Beijing's largest companies. The joint venture operates under the name Skandia BSAM. It provides unit-linked assurance solutions for high net worth individuals and has licences to operate in Beijing, Shanghai and Jiangsu Province. Distribution is handled by third parties including banks, securities houses and brokers. Skandia's business model is unusual in the Chinese market, which is dominated by traditional local companies operating through a network of tied agents. China's unit-linked market is at an early stage of development and has promising potential in the longer term.

Skandia BSAM built on its leading role in Beijing's unit-linked market during its second full year of operation and continued to build its distribution base by opening a second office in Shanghai. Plans are underway to apply for at least two further branch licences before the end of the year and to open two sub-branches in other major cities in Jiangsu Province.

Australian Skandia Limited (ASL) has been operating in the retail Australian market for five years as a unit-linked multi-manager principally targeting the independent sector. Intech, a research operation focusing on the institutional market, was acquired in late 2006. Both ASL and Intech will benefit from a larger combined investment research team, providing the enlarged entity with top-class proprietary research and wider distribution across both retail and institutional markets.

The Australian financial services industry is highly regulated and is based on a platform of superannuation contributions of 9% of salary. Abolition of the superannuation surcharge in May 2005 spurred industry growth, which continues to outperform the general economy. Other significant drivers of growth include increased investment returns, rapid technological change and product innovations.



An award-winning Group

→ Old Mutual Asset Managers UK
Standard and Poor's Fund Awards 2006

→ Category
Best Specialist Group – 1 year

Winner

OMAM (UK) is a specialist asset management boutique firm that offers a range of equity, fixed income and multi-asset funds. These include retail unit trusts, hedge funds, funds-of-hedge funds, multi-asset funds and structured products.

Old Mutual International, based in Guernsey, provides offshore investment products and services for international investors. Products and services include unit-linked life offerings, unit trust offerings, discretionary portfolio management, offshore trusts and company administration.

Palladyne Asset Management, a specialist asset management firm based in the Netherlands, offers asset management services for the retail market through a network of independent financial planners.

Performance during 2006

Highlights	2006*	2005	Change
Adjusted operating profit (£m)	**18**	20	(10%)
Funds under management (£bn)	**12**	7	71%
Unit trust/mutual fund sales (£m)	**1,657**	1,072	55%
KMOM (India) APE (INRm)**	**5,321**	2,659	100%
Skandia BSAM APE (RMBm)**	**53.8**	6.8	691%

* Includes results of Australian Skandia and Skandia BSAM (China) for 11 months

** This represents 100% of the businesses. The Group owns 26% of KMOM and 50% of Skandia BSAM.

India
Kotak Mahindra Old Mutual has continued to make robust progress, with gross premiums for the 9 months ended 31 December 2006 of INR5,047 million, a 96% increase on 2005 (in line with the Kotak Mahindra Group, KMOM has a 31 March year end). Net losses for the 9 months ended 31 December 2006 were INR482 million.

China
Our life joint venture in China also showed strong sales growth during 2006. For the year ended 31 December 2006, the venture reported a loss of RMB59 million. Despite its recent entry into the market, out of the 25 foreign-owned joint venture insurance companies in China, Skandia BSAM had the tenth-largest gross premium flows.

Australia
Funds under management by our Australian business at the end of 2006 were AU$14.2 billion (2005: AU$3.7 billion), consisting of retail (ASL) AU$5.1 billion and institutional (Intech) AU$9.1 billion.

OMAM (UK)
2006 was a year of investment and of developing the platform for future growth at OMAM (UK). The business reported adjusted operating profit of £13.1 million (2005: £10 million).

Gross sales for the year exceeded £1.6 billion (2005: £1.1 billion), representing a year-on-year increase of 45%. Full-year closing funds under management increased by 23% to £5.7 billion (2005: £4.6 billion).

2006 saw the launch of three single strategy hedge funds and three multi-strategy hedge funds.

From January 2007, executive responsibility for OMAM (UK) has been transferred to US asset management.

Palladyne
Palladyne's funds under management increased by 54% to €576 million during the year. From January 2007, executive responsibility for Palladyne has been transferred to Skandia ELAM.

Outlook
The key long-term objective for our Asia Pacific businesses is to develop a credible Asian operation in terms of both size and profitability. As well as focusing efforts on building presence in our existing markets, we plan to enhance distribution capabilities and product ranges, develop asset management capability in the region, and consider opportunities for geographic expansion as and when they arise.

We expect our Australian business to continue to grow profitably in 2007, and we will continue to provide working capital to our Indian and Chinese operations to support their further expansion.

Jonathan Nicholls
Group Finance Director
26 February 2007



Priorities
South Africa
→ Pursue a combined strategy for our three major businesses to provide financial solutions for all South African individuals and companies
→ Drive growth – build productive retail distribution
→ Achieve consistent top-rated investment performance through multi-boutique asset management operations
→ Focus on business and public sector banking
→ Champion new-era savings and investment products
→ Transform the businesses to meet new customer requirements
USA
→ Build brand
→ Expand asset management capacity
→ Maintain focus on multi-boutique style
→ Build products for baby-boomer and Hispanic needs
→ Grow onshore variable annuities and mutual funds
Europe
→ Deliver Skandia's full growth potential
→ Deliver synergy targets
→ Upgrade IT to achieve a straight-through processed model using SA technology and outsourcing in the UK, and replace sales and product platforms in Sweden
→ Clarify relationship with Skandia Liv
Asia
→ Grow our fourth leg quickly – more agents, more cities
→ Acquire a further stake in our Indian JV when possible

Forward-looking statements

This Business Review contains certain forward-looking statements with respect to Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this Business Review or any other forward-looking statements that it may make.













1 Christopher Collins (67)[2]
FCA, has been non-executive Chairman since May 2005, having been a non-executive director since March 1999. He also chairs the Nomination Committee. He was formerly Chairman of Hanson PLC from 1998 until April 2005. He is Chairman of Forth Ports plc and a non-executive director of Go-Ahead Group plc and of Alfred McAlpine plc.

3 Jonathan Nicholls (49)
BA, ACA, FCT, joined the Board as Group Finance Director on 1 November 2006, having previously been Finance Director of Hanson plc since 1996. Prior to that, he held various roles at Abbey National from 1985. During his period at Hanson plc he initiated continuous improvement at its operations in over 14 countries and the introduction of more rigorous capital appraisal and strategic planning processes. He was formerly a non-executive director of Man Group plc, a role he resigned from on joining the Company.

5 Nigel Andrews (59)[1,2,3]
BSc, MBA, has been a non-executive director of the Company since June 2002. He is non-executive Chairman of the Company's principal US holding company, Old Mutual (US) Holdings, Inc. He is a non-executive director of Chemtura Corporation, a governor of the London Business School and a trustee of the Victory Funds. Previously he was an Executive Vice President and member of the office of the CEO of GE Capital, having spent 13 years with The General Electric Company Inc.

2 Jim Sutcliffe (50)[2]
BSc, FIA, became Chief Executive in November 2001, having been appointed to the Board as Chief Executive of the Group's life assurance businesses in January 2000. He is also Chairman of Försäkringsaktiebolaget Skandia (publ), a non-executive director of Nedbank Group Limited and of Nedbank Limited and a director of The Nelson Mandela Legacy Trust (UK). Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary

4 Julian Roberts (49)
BA, FCA, MCT, has been Chief Executive of Skandia since February 2006. He was previously Group Finance Director of Old Mutual plc, a position he had held since joining the Group in August 2000. He was formerly Group Finance Director of Sun Life & Provincial Holdings plc. Before joining Sun Life & Provincial Holdings plc, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

6 Rudi Bogni (59)[1,2,3]
D.Econ. (Bocconi), has been a non-executive director of the Company since February 2002 and he chairs the Remuneration Committee. He is Chairman of Medinvest International SCA, Luxembourg. He is also a member of the boards of the LGT Foundation, Common Purpose International Limited and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as a member of the Executive Board and Chief Executive, Private Banking, of UBS AG, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.

Key:
[1] Member of the Group Audit and Risk Committee
[2] Member of the Nomination Committee
[3] Member of the Remuneration Committee













7 Norman Broadhurst (65) [1,2,3]

FCA, FCT, has been a non-executive director of the Company since March 1999 and became senior independent non-executive director in May 2005. He chairs the Group Audit and Risk Committee and also joined the Board of Skandia in February 2006. He was Group Finance Director of Railtrack plc from 1994 to 2000. He is Chairman of Freightliner Limited, Chloride Group plc and Cattles plc. He is also a non-executive director of United Utilities plc.

9 Reuel Khoza (57)

Eng.D, MA, was appointed as a non-executive director of the Company in January 2006 and has also been Chairman of Nedbank Group since May 2006. Mr Khoza is Chairman of Aka Capital, which is 25% owned by Old Mutual (South Africa) and is the single largest participant in Nedbank's Corporate Client Scheme established as part of its BEE ownership arrangements. He is also a non-executive director of the Nampak, Protea Hospitality Holdings and Corobrik. His previous appointments include Chairmanship of Eskom and non-executive directorships of Glaxo Wellcome SA, IBM SA, Vodacom, the JSE, JCI, Standard Bank and Liberty.

11 Lars Otterbeck (64)

Dr. Econ., was appointed as a non-executive director of the Company in November 2006. He is also a non-executive director and Chairman of the Audit Committee of Skandia. Mr Otterbeck's external roles include Chairman of Hakon Invest AB and non-executive director of AB Lindex, both listed on the Stockholm Stock Exchange. He is Chairman of the SSE-MBA Foundation at the Stockholm School of Economics, Vice Chairman of the Third AP Fund, Chairman of Naringslivets Borskommittee (Industry and Commerce Stock Exchange Committee) and Vice Chairman of the Swedish Corporate Governance Board.

8 Russell Edey (64) [1,2]

FCA, has been a non-executive director of the Company since June 2004. He is Chairman of Anglogold Ashanti Limited, deputy chairman of N M Rothschild Corporate Finance Limited and a member of the Conseil de Surveillance of Paris-Orléans, SA. He previously served on the boards of English China Clays plc, Wassall plc, Northern Foods plc and Express Dairies plc. His career began in the Finance Division of the Anglo American Corporation of South Africa Limited in Johannesburg. In the 1970s he was General Manager – Corporate Finance of Capel Court Corporation in Melbourne. He joined Rothschild in 1977 and was Head of Corporate Finance from 1991 to 1996.

10 Michael Marks (65) [2,3]

CBE, has been a non-executive director of the Company since February 2004. He is one of the founding partners of New Smith Capital Partners LLP and is also a non-executive director of RIT Capital Partners plc. Until February 2003 he had held a number of senior roles with Merrill Lynch, including Executive Chairman of Merrill Lynch Europe, Middle East and Africa, and Executive Vice-President of Merrill Lynch & Co. Prior to joining Merrill Lynch in 1995, he had been Chairman of Smith New Court plc, having earlier been responsible for the international operations of that company in New York, Hong Kong, Singapore and South Africa. He was also formerly a non-executive director of the London Stock Exchange, Chairman of the London Investment Banking Association and Vice-President of the British Bankers' Association.

12 Bongani Nqwababa (40)

B.Acc, CA, MBA, will be joining the Board as a non-executive director on 1 April 2007. He has been Finance Director of the South African electricity utility group, Eskom Holdings Limited, since 2004. Prior to joining Eskom, he had been Treasurer and CFO of Shell Southern Africa and, before that, he had worked in the Treasury Departments of Fortis Bank in the Netherlands and FBC Fidelity Bank in South Africa.

Introduction and Combined Code compliance

The Group is committed to achieving high standards of corporate governance, which are designed to provide assurance that the organisation is directed and controlled by its Board of Directors and through systems of delegation and escalation so as to be able to achieve its business objectives responsibly and in accordance with high standards of accountability and integrity.

The principal governance rules that apply to UK companies listed on the London Stock Exchange are set out in the Combined Code appended to the Listing, Prospectus, Disclosure and Transparency Rules of the Financial Services Authority, as most recently updated in June 2006 (the Combined Code). As the Company's primary listing is on the London Stock Exchange, this report mainly addresses the matters covered by the Combined Code, but the Company also has regard, where appropriate, to governance expectations in the five other territories where its shares are listed (South Africa, Sweden, Namibia, Zimbabwe and Malawi).

In the year ended 31 December 2006 and in the preparation of this Annual Report and these Accounts, the Company has complied with the main and supporting principles and provisions set out in the Combined Code as described in the following sections of this Report. The Company's compliance with Combined Code provisions C1.1, C2.1, C3.1 to C3.7, and the statement relating to the going concern basis adopted in preparing the financial statements, have been reviewed by the Company's auditors, KPMG Audit Plc, in accordance with guidance published by the Auditing Practices Board.

Board of Directors

Membership and directors' interests

The Board currently has eleven members, consisting of three executive and eight non-executive directors. All of the current directors except for Mr Khoza, Mr Nicholls and Mr Otterbeck (who were appointed to the Board on 27 January, 1 November, and 14 November 2006 respectively) served throughout the year ended 31 December 2006. Mr Clewlow retired from the Board as a non-executive director at the end of the Annual General Meeting on 10 May 2006 and Professor Nkuhlu resigned as a non-executive director and as a member of the Group Audit and Risk Committee with effect from 31 October 2006 as a consequence of his prospective appointment as Chairman of Kagiso Trust Investments, a company that had potentially conflicting interests in the South African life assurance sector.

On 26 February 2007, the Company announced that Mr Nqwababa would be joining the Board as a non-executive director with effect from 1 April 2007 and that Mr Marks would be retiring by rotation at the Annual General Meeting on 24 May 2007 and, because of his other business commitments, not seeking re-election.

Details of the directors' interests (within the meaning of section 346 of the Companies Act 1985, including interests of connected persons) in the share capital of the Company and quoted securities of its subsidiaries at the beginning and end of the year under review are set out in the following tables, while their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' interests under employee share plans". There have been no changes to any of these interests between 31 December 2006 and 26 February 2007.

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares
At 31 December 2006		
N D T Andrews	7,000	–
R Bogni	19,000	–
N N Broadhurst	2,416	–
C D Collins	50,000	–
R P Edey	25,000	–
R J Khoza	–	2,550
M J P Marks	–	2,062[1]
J C Nicholls	–	–
L H Otterbeck	–[2]	–
J V F Roberts	562,543[2]	–
J H Sutcliffe	1,318,971[2]	–

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 1 January 2006 (or date of appointment as a director, if later)			
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
C D Collins	5,541	–	–
R P Edey	–	–	–
R J Khoza	–	2,500	–
M J P Marks	–	2,062	–
J V F Roberts	452,375[2]	–	500[3]
J H Sutcliffe	1,069,317[2]	–	–
Former directors (at 1 January 2006 and dates of resignation)			
W A M Clewlow	30,700	2,849	–
W L Nkuhlu	12,600	–	–

Notes:

1 This figure does not include shares in the Aka-Nedbank Eyethu Trust, one of Nedbank's Eyethu BEE trusts.

2 These figures do not include rights to restricted shares that have not yet vested, which are described in the Remuneration Report.

3 Mr Roberts' interest in 500 shares in Mutual & Federal Insurance Company Limited was held non-beneficially as director's qualification shares and ended upon his resignation as a director of that company on 1 October 2006.

Save for the interest of Mr Khoza in the Aka Capital transaction referred to in note 46(v) to the Accounts, no director had a material interest in any significant contract with the Company or any of its subsidiaries during the year. Additional details of various non-material transactions between the directors and the Group are reported, on an aggregated basis along with other transactions by senior managers of the Company, in note 46 to the Accounts.

Rotation and re-election of directors

The Articles of Association of the Company require that any newly-appointed directors should be subject to election at the next following Annual General Meeting and also that at least one-third of the directors (excluding those appointed by the Board during the year) should retire by rotation each year. These provisions are applied in such a manner that each director submits himself for election or re-election at regular intervals and at least once every three years.

The Nomination Committee considered the candidates who are standing for election or re-election at this year's Annual General Meeting (as referred to in Ordinary Resolutions 3 (i) to (v) in the Notice of Annual General Meeting on pages 224 and 225 of this document) at its meeting in February 2007. In accordance with its findings, it recommends to shareholders the election of Mr Nicholls, Mr Nqwababa and Mr Otterbeck and the re-election of Mr Collins and Mr Roberts as directors based upon their respective professional qualifications, prior business experience and contribution to the Board. Biographical details of each of the candidates are contained in the descriptions accompanying their photographs on pages 44 and 45 of this document.

Skills, experience and review

Plans for refreshing and renewing the Board's composition are managed proactively by the Nomination Committee so as to ensure that changes take place without undue disruption and that there is an appropriate balance of experience and length of service. That Committee also has regard, in making recommendations, to independence of candidates and their suitability and willingness to serve on other Committees of the Board. All of these aspects are currently believed by that Committee to be satisfactory and appropriate for the requirements of the Group's business. While there are currently only three executive directors, members of the Board have regular contact with the other most senior executive management (including the regional heads of the most significant business units of the Group), through the periodic participation in Board meetings and other briefing sessions by those executives.

Mandate, governance and Scheme of Delegated Authority

The Board's role is to provide entrepreneurial leadership to the Company within a framework of prudent and effective controls that enable risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for it to meet its objectives and reviews management performance. It regularly reviews strategic issues through the Chief Executive's report and also holds a strategy session each year at which high-level strategic matters are debated. The Board sets the Company's values and standards, and ensures that its obligations to shareholders and others are understood and met.

The Board receives a wide array of information on the Group's businesses on a regular basis. Monthly management accounts are circulated to each member of the Board within three weeks of the month-end. These contain detailed analysis of the businesses' financial performance, including comparisons against budget. Any issues arising from these are addressed at Board Meetings or can be raised directly with management. The Board calendar ensures that all key matters are dealt with on a scheduled basis over the course of the year, including presentations on each of the Group's major businesses. Board meetings are held regularly in the principal overseas territories where the Group operates, at which local management makes detailed presentations of business and strategic issues affecting those businesses.

The Board has oversight of the Group's wholly-owned businesses, but also: (i) delegates specific responsibilities for certain matters to its committees (Executive, Group Capital Management, Nomination, Remuneration, and Group Audit and Risk), subject to their respective terms of reference; and (ii) receives assurance from boards (and their respective committees) at the Group's principal subsidiaries.

The governance relationships with the Group's majority-owned subsidiaries, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, are somewhat different, in recognition of their own governance expectations as separately-listed entities on the JSE and the fact that they each have minority shareholders.

With respect to Nedbank Group, the Company entered into a relationship agreement in February 2004 setting out the Company's requirements and expectations as its majority shareholder. The full text of that relationship agreement is available on the Company's website. Among the matters covered are: (i) transactions involving members of the Nedbank Group that require prior consultation with or agreement by the Company; (ii) provision of information, including that required for assuring the Company about various aspects of corporate governance; (iii) consultation over senior appointments; and (iv) business co-operation.

The policyholders' funds of the Group's African life assurance operations have holdings representing in aggregate in excess of 20% of the issued share capital of companies listed on the stock exchanges of the countries in which those businesses operate. These are held purely as investments, and the companies concerned are not subject to the governance or control structures of the Group.

The Chairman and Company Secretary are both involved in ensuring good information flows within the Board and its committees and between senior management and the non-executive directors, as well as in facilitating induction and encouraging non-executive directors to attend courses at the Company's expense to update their skills and knowledge.

On appointment, new directors receive induction, including information about matters of immediate importance to the Group, such as the current budget and strategy documents, management accounts, the Scheme of Delegated Authority and details of the Company's directors' and officers' liability policy. They also have a series of meetings with other directors, senior management and external advisers (such as the auditors).

Processes are in place for any potential conflicts of interest to be disclosed and for directors to recuse themselves from participation in any decisions where they may have any such conflict or potential conflict.

The directors may take independent professional advice at the Company's expense for the furtherance of their duties, whether as members of the Board or of any of its committees.

The Company maintains directors' and officers' liability insurance in respect of legal action against its directors.

All directors have access to the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with. There is an agreed list of matters reserved for the Board's decision.

These are set out in the Company's Scheme of Delegated Authority and currently include, among other things, the following:

- payment or recommendation of dividends;
- approval of results announcements, annual reports and any other public statements relating to the Group's financial position likely to have a material impact on the Group's reputation;
- approval of the Group's budgets and the formulation of medium and long-term direction and strategy for the Group;
- establishment of committees of the Board, their constitution and terms of reference;
- monitoring of compliance with the Group's environmental policies;
- approval of the acquisition or disposal of any business or investment for a consideration of £25 million or more;
- approval of expenditure by a principal subsidiary in excess of its respective delegated expenditure authority;
- approval of significant changes to the accounting policies or practices of the Group;
- approval of any proposal as a result of which either Nedbank Group Limited or Mutual & Federal Insurance Company Limited would cease to be a majority-owned subsidiary of the Company;
- approval of appointments to the Board and renewal of non-executive directors' appointments, following prior review by the Nomination Committee;
- approval of any major decision relating to the conduct or settlement of any material litigation involving the Company or its subsidiaries;
- appointment and removal of the Company Secretary;
- appointment or termination of appointment of key professional advisers to the Group; and
- any other matters that are likely to have a material effect on the Group's financial position, future strategy or reputation.

Executive and non-executive roles

The executive element of the Board is balanced by a strong independent group of non-executive directors, so that no individual or small group of individuals can dominate the Board's decision-making.

The non-executive directors scrutinise the performance of management in meeting agreed goals and objectives, and monitor the reporting of performance. Procedures are in place to enable them to satisfy themselves on the integrity of the Group's financial information and that financial controls and systems of risk management are robust and defensible.

Those non-executive directors who are members of the Remuneration Committee are responsible for determining appropriate levels of remuneration for the executive directors. Members of the Nomination Committee have a primary role in recommending the appointment and, where necessary, removal of executive directors. The Board as a whole receives and considers regular reports on talent management and succession planning.

Separately from the formal Board meeting schedule, the Chairman holds meetings with the other non-executive directors, without any executives being present, in order to provide a forum for any issues to be raised. He also conducts an annual performance evaluation of each of the other non-executive directors, the results of which are reported to the Nomination Committee. These are designed to ensure that each director is continuing to contribute effectively and to demonstrate commitment to the role (including commitment of time for Board and Committee meetings and any other duties). The outputs from these performance evaluations are taken into account by the Nomination Committee in deciding whether to recommend to the Board the extension of engagement of non-executive directors and also whether to recommend to shareholders the re-election of any non-executive directors who are due to retire by rotation at the Annual General Meeting. They would also form the basis, if the need arose, for the Chairman to act to address any weaknesses identified in the Board by seeking the resignation of underperforming directors or proposing, through the Nomination Committee, that additional directors should be appointed.

Informal meetings among the non-executive directors, without the Chairman or any executive being present, are also facilitated by the Company. Among the activities carried out at such meetings is the annual review of the Chairman's own performance, under the aegis of the senior independent non-executive director, who also obtains such input as he considers appropriate for such purpose from the executive directors.

Where directors have concerns that cannot be resolved about the running of the Company or a proposed action, they are encouraged to make their views known and these are recorded in the Minutes of the Board meeting. No written statements on resignation containing matters of concern, such as are referred to in paragraph A.1.4 of the Combined Code, were received by the Chairman during 2006.

The division of responsibilities between the current Chairman, Mr Collins, and the Chief Executive, Mr Sutcliffe, is documented so as to ensure that there is a clear division of responsibilities between the running of the Board and executive responsibility for running the Company's business. This, together with the Scheme of Delegated Authority and the matters reserved for decision by the Board, ensures that no one individual has unfettered powers of decision.

Responsibilities of Mr Collins as Chairman include those contained in the Supporting Principle to paragraph A.2 of the Combined Code, namely leadership of the Board, ensuring its effectiveness in all aspects of its role and setting its agenda; ensuring that the directors receive accurate, timely and clear information; ensuring effective communication with shareholders; facilitating the effective contribution to the Board of non-executive directors in particular; and ensuring constructive relationships between the executive and non-executive directors.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's three-year cycle of appointment (which is itself subject to re-election and to Companies Act provisions relating to the removal of a director) should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role. The renewal of non-executive directors' terms for successive three-year cycles is not automatic and the continued suitability of each non-executive director is assessed by the Nomination Committee before renewal of his appointment takes place. A particularly searching review is carried out at the end of six years. The section of the Remuneration Report entitled "Non-Executive Directors' Terms of Engagement" describes the current position of each of the non-executive directors with respect to their maximum three terms of three years and how the extension process has been applied to the directors concerned.

The Board conducts an annual self-assessment exercise to evaluate the effectiveness of its procedures. In 2006, this process was carried out through a detailed questionnaire, with returns being submitted to the Company Secretary, who collated a report on the outputs for the Chairman and the Board. The Chairman took these into account in one-to-one meetings between himself and the other directors, so as to ensure that any concerns about Board processes or capabilities were identified and aired. As a consequence of the 2006 survey, various action points were identified.

Independence of non-executive directors

Six of the seven current non-executive directors other than the Chairman (Messrs Andrews, Bogni, Broadhurst, Edey, Marks and Otterbeck) are considered by the Board to be independent within the meaning of, and having regard to the criteria set out in, paragraph A.3.1 of the Combined Code – i.e. independent in character and judgement and there being no relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Mr Nqwababa, who will be joining the Board as a non-executive director from 1 April 2007, is also considered by the Board to be independent. The Board decided in February 2006, following a review by the Nomination Committee, that it was not appropriate to classify Mr Khoza as independent, in view of the business interests between his company, Aka Capital, and the Company's banking subsidiary, Nedbank.

Mr Broadhurst has been the senior independent non-executive director since May 2005. The senior independent non-executive director is available to shareholders if they have concerns that are unresolved after contact through the normal channels of the Chairman, Chief Executive or Group Finance Director or where such contact would be inappropriate. His contact details can be obtained from the Company Secretary *(martin.murray@omg.co.uk)*.

The terms and conditions of engagement of each of the non-executive directors are available in the Corporate Governance section of the Company's website. These include details of the expected time commitment involved (which each of the non-executive directors has accepted). Other significant commitments of potential appointees are considered by the Nomination Committee as part of the selection process and are disclosed to the Board when recommendation of an appointment is submitted. Non-executive directors are also required to inform the Board of any subsequent changes to such commitments, which must be pre-cleared with the Chairman if material.

The executive directors are permitted to hold one external (i.e. non-Group) non-executive directorship (but not a chairmanship) of another listed company, subject to prior clearance by the Board and the directorship concerned not being in conflict or potential conflict with any of the Group's businesses. None of the executive directors currently holds such a directorship.

2006 operations

The Board meets on a scheduled basis regularly during the year and met nine times on this basis during 2006. Meetings are co-ordinated with the Company's reporting calendar to allow for detailed consideration of quarterly, interim and preliminary results. Sessions are also devoted specifically to strategy and business planning. In addition, the Board meets *ad hoc*, as and when required, to deal with specific matters requiring its consideration. It met *ad hoc* six times during 2006.

The scheduled Board meetings in 2006 included visits to the Group's businesses in Sweden, the USA and South Africa, which included presentations to the Board by the senior management teams of the local businesses in those countries. The visit to Sweden also included a training session for members of the Board on the listing and governance requirements of the Stockholm Stock Exchange.

Old Mutual Executive

Following the acquisition of Skandia, the Management Board was replaced during 2006 by the Old Mutual Executive as the executive management committee through which the Company exercised its co-ordination and stewardship of the Group.

In addition to the executive directors of the Company (Mr Sutcliffe, Mr Nicholls and Mr Roberts), the other members of the Old Mutual Executive at 31 December 2006 were the Company Secretary (Mr Murray), the Director, Group Corporate Development (Mr Deane), the Director of the CEO's Office (Mr Bicket), the Director, Group Development (Mr Newman), the Director, Corporate Affairs (Ms Bell) and Messrs Askari, Head and Powers as the regional heads of Asia Pacific, South Africa and the USA respectively. Mr Deane ceased to be a member of the Old Mutual Executive in January 2007 ahead of his departure from the Group at the end of February 2007.

Board Committees

The Board has a number of standing committees or sub-committees, to which various matters are delegated in accordance with their respective terms of reference. The Board also establishes committees on an *ad hoc* basis to deal with particular matters as and when thought fit. In doing so, it specifies a remit, quorum and appropriate mix of executive and non-executive participation. Further information on the main standing committees and sub-committees of the Board is set out below.

Group Audit and Risk Committee

Members and years of appointment: N N Broadhurst (Chairman) (1999), N D T Andrews (2003), R Bogni (2002), R P Edey (2004). Other member during part of the year: Prof W L Nkuhlu (appointed 2005, ceased 31 October 2006). Secretary and year of appointment: M C Murray (1999)

The Group Audit and Risk Committee was formerly known as the Group Audit Committee, but its name was changed at the beginning of 2007. It is referred to by its new name in this Report.

All of the members of the Committee are independent non-executive directors. The Chairman, Mr Broadhurst, is a Chartered Accountant and has recent and relevant financial experience, having been Finance Director of Railtrack plc until 2000. He also has continuing experience as Chairman or as a non-executive director of a number of other major UK companies that provide him with valuable insight into financial and accounting matters. All members of the Committee are expected to be financially literate and to have relevant corporate finance experience.

The Committee:

> monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in them;
> reviews the Company's internal financial controls;
> monitors and reviews the independence and effectiveness of the Company's internal audit function and its activities. An internal audit charter, reviewed and approved by the Committee, governs internal audit activity within the Group and is conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to the Committee;
> receives and reviews reports on risk;
> makes recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to appointment, re-appointment and removal of the external auditors and approving their remuneration and terms of engagement;
> reviews and monitors the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
> develops and implements policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, reporting to the Board any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken; and
> reviews the Group's whistleblowing arrangements.

At its meetings in 2006, the Committee received reports covering, among other things:

> the accounting principles, policies and practices adopted in the Group's accounts, including on the fair value balance sheet for Skandia following its acquisition by the Group;
> significant accounting and actuarial issues (the latter by way of escalation from its special purpose sub-committee, the Actuarial Review Committee, described below);
> tax, litigation and contingent liabilities affecting the Group;
> any significant findings or control issues arising from internal audits carried out around the Group; and
> environmental and corporate social responsibility matters.

A number of audit or audit, risk and compliance committees operated at subsidiary level during 2006, including at Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc., Skandia AB, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Committee. The Committee received minutes of the proceedings and reports from subsidiary audit committees on a regular basis and Chairmen of these subsidiary audit committees were invited to attend meetings of and report to the Committee periodically. A planning meeting was held between the Chairman of the Committee and the Chairmen of the main subsidiary audit committees, the regional heads of internal audit and representatives of the Group's auditors in November 2006 to co-ordinate the audit committees' activities and to review and approve the scope of internal audit plans for 2007. Such planning meetings now take place annually.

The Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit. The policy assigns overall responsibility for monitoring the independence and objectivity of, and compliance with ethical and regulatory requirements by, the external auditors to the Committee and day-to-day responsibility to the Group Finance Director.

The Group's policy on external audit sets out the categories of non-audit services that the external auditors are and are not allowed to provide to the Group. Further details of this policy are set out under the heading "Auditors" later in this report.

To fulfil its responsibility regarding the independence of the external auditors, the Committee reviewed:

> changes in key external audit staff in the external auditors' plan for the year;
> the arrangements for day-to-day management of the audit relationship;
> a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest; and
> the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Committees reviewed:

> the external auditors' fulfilment of the agreed auditor plan and variations from the plan; and
> the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements.

To fulfil its responsibility for oversight of the external audit process, the Committee reviewed:

> the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the year;
> the external auditors' overall work plan for the year;
> the external auditors' fee proposal;
> any major issues that arose during the course of the audit and their resolution;
> the key accounting and audit judgements;
> the levels of errors identified during audit; and
> any recommendations made by the external auditors in their management letter and the adequacy of management's response.

Based on its satisfaction with the results of the activities outlined above, the Committee has recommended to the Board that the external auditors should be re-appointed for 2007.

In relation to internal audit, the Committee reviewed:
> internal audit's terms of reference, reporting lines and access to the Committee and members of the Board;
> internal audit's plans and resources and its achievement of the activities planned as part of its agreed programme for the year;
> the results of key audits and other significant findings, the adequacy of management's responses and the timeliness of resolution; and
> statistics on staff numbers, qualifications and experience and timeliness of reporting.

The Group's whistleblowing arrangements enable employees of the Group and others to report, in confidence, via a dedicated hotline operated by an independent firm of accountants, complaints on accounting, risk issues, internal controls, auditing issues and related matters. Any matters so reported are investigated and escalated to the Committee as appropriate. Efforts are also made to educate staff around the Group about the existence of the whistleblowing facility and to help them detect the possible signs of fraudulent or improper activity.

The Committee holds private meetings with the external auditors twice yearly (or more often, if requested by the auditors) to review key issues. The Chairman of the Committee also has regular interaction with the external auditors and Group Internal Audit Director, as well as with the Chairmen of subsidiary audit committees and the Group Finance Director, so as to remain abreast of issues as they arise during the year.

Actuarial Review Committee
Members and years of appointment: R Bogni (Chairman) (2002), N N Broadhurst (2005), J H Sutcliffe (2005). Secretary and year of appointment: Ms M Carey (2002)
The Actuarial Review Committee operated during 2006 as a sub-committee of the Group Audit and Risk Committee, covering the Group's life operations worldwide. The role of the Committee was: (i) to review the actuarial content of the life assurance figures included in the Group's externally published financial statements; (ii) to verify the appropriateness of the actuarial methods and assumptions used and changes thereto and the appropriateness of the financial results that depend on actuarial calculations; and (iii) to review the financial soundness of each of the life assurance companies within the Group. The Committee met six times during 2006. It has been decided that the governance functions of the Actuarial Review Committee should be reincorporated into the Group Audit and Risk Committee from 2007.

Remuneration Committee
Members and years of appointment: R Bogni (Chairman) (2005), N D T Andrews (2002), N N Broadhurst (1999), M J P Marks (2004). Secretary and year of appointment: M C Murray (1999)
Details of the role and activities of the Remuneration Committee and how the Remuneration Committee and the Board have applied the main and supporting principles and the Code Provisions in Section B of the Combined Code relating to remuneration matters are provided in the Remuneration Report.

Nomination Committee

Members and years of appointment: C D Collins (1999, became Chairman in May 2005), N D T Andrews (2005), R Bogni (2003), N N Broadhurst (1999), R P Edey (2005), M J P Marks (2005), J H Sutcliffe (2003). Other members during part of the year: W A M Clewlow (appointed 1999, ceased 10 May 2006), Prof W L Nkuhlu (appointed 2005, ceased 31 October 2006). Secretary and year of appointment: M C Murray (1999)

The Nomination Committee makes recommendations to the Board in relation to the appointment of directors, the structure of the Board and membership of the Board's main standing committees. It also reviews development and succession plans for the most senior executive management of the Group and proposed appointments to the boards and standing committees of principal subsidiaries where these are material in the context of the Group as a whole. It is chaired by the Chairman of the Board, Mr Collins, and a majority of its members (five out of seven) are independent non-executive directors.

The Nomination Committee seeks to ensure that its process for identifying candidates for recommendation to the Board as new directors is formal, rigorous and transparent. Vacancies generally arise in the context of either planned refreshing and renewal of the Board, replacing directors who are due to retire, or rebalancing the balance of knowledge, skills or independence of the Board.

Mr Khoza was appointed as a non-executive director of the Company in January 2006 in anticipation of his succession to Mr Clewlow as Chairman of Nedbank Group and to ensure continuity of communication of Nedbank-related matters at Company Board level. Mr Nicholls was appointed as Group Finance Director following a search by recruitment consultants and review by the Committee that also covered possible internal candidates. Mr Otterbeck had already served as an independent non-executive director of Skandia for some months before being appointed to the Board, but the Committee commissioned and reviewed the results of an external benchmarking of his suitability before recommending his appointment. Mr Nqwababa's appointment (which is to take effect from 1 April 2007) was recommended by the Committee to replenish South African representation on the Board following the resignation of Prof Nkuhlu, and his candidature was established through a shortlisting of potential suitable appointees against a job specification with assistance from external advisers.

In identifying candidates, appropriate regard is paid to ensuring that they will have sufficient time available in the light of their other commitments to devote to discharging their duties as directors of the Company.

Executive Committee

Members: J C Nicholls, J V F Roberts, J H Sutcliffe

The Executive Committee is a committee comprising the executive directors of the Company, to which executive control and decision-making are delegated, subject to reservation of matters that require approval by the Board itself. A quorum comprises two of the executive directors. The Committee met 18 times during 2006.

Group Capital Management Committee

Members and years of appointment: J C Nicholls (Chairman) (2006), A Duncan (2006), D I Hope (2002), M Mittal (2006), J H Sutcliffe (2002). Other members during part of the year: A Patterson (appointed 2003, ceased 25 August 2006), J V F Roberts (appointed 2002, ceased 4 December 2006). Secretary and year appointment: J L Cowburn (2006)

The Group Capital Management Committee is a sub-committee of the Executive Committee. Its role is: (i) to set an appropriate framework and guidelines to ensure the appropriate management of the Group's capital; (ii) to support the business planning and quarterly business review process in terms of allocating capital to the Group's businesses; and (iii) to monitor the return based on allocated capital per business relative to the hurdle rate and limit the allocation of capital to underperforming businesses, as appropriate.

In addition, it is tasked: (i) to ensure that the strategic investment goals of the Group are clearly disseminated; (ii) to consider and approve the overall investment strategy of the Group's shareholders' funds, including those supporting regulatory and solvency capital, in order that the shareholders' assets are managed prudently having regard to risk, liquidity, tax and the need to support the Group's businesses; and (iii) to consider projects referred to it and to approve (or, where appropriate, refer up for approval) those deemed most likely to support the Group's core strategies and to build shareholder value. The Committee met twice during 2006.

Attendance record

The table at the foot of this page sets out the number of meetings held and individual directors' attendance records at the Board and its principal standing committees (based on membership of those committees, rather than attendance as an invitee) during 2006.

Messrs Collins, Nicholls (from November 2006), Roberts (until February 2006) and Sutcliffe attended all of the Group Audit and Risk Committee Meetings held during the year, at the invitation of the Chairman of that Committee (but members of management were

	Board (scheduled)	Group Audit and Risk Committee	Remuneration Committee	Nomination Committee
Number of meetings held	**9**	**7**	**7**	**5**
N D T Andrews	9/9	6/7	7/7	5/5
R Bogni	9/9	7/7	7/7	5/5
N N Broadhurst	9/9	7/7	7/7	5/5
C D Collins	9/9	–	–	5/5
R P Edey	9/9	6/7	–	5/5
R J Khoza	8/9	–	–	–
M J P Marks	6/9	–	6/7	3/5
J C Nicholls	2/2	–	–	–
L H Otterbeck	2/2	–	–	–
J V F Roberts	9/9	–	–	–
J H Sutcliffe	9/9	–	–	5/5
Former directors				
W A M Clewlow	3/4	–	–	2/2
W L Nkuhlu	7/7	5/5	–	2/3

absent for the private sessions between members of that Committee and the auditors). The Acting Group Finance Director, Mr Richard Hoskins, attended all of the Group Audit and Risk Committee Meetings as an invitee during the period from March to October 2006. Messrs Collins and Sutcliffe also attended all of the Remuneration Committee Meetings at the invitation of the Chairman of that Committee, but absented themselves for any matters relating to their own respective remuneration arrangements. No one, other than the Chairman and members of the Group Audit and Risk Committee, Nomination Committee or Remuneration Committee, has a right to be present at their respective meetings. Attendance by others is always at the invitation of the Chairman of the Committee concerned.

Terms of reference

The terms of reference of each of the principal committees of the Board are available in the Corporate Governance section of the Company's website.

The membership and chairmanship of the Board's standing committees are regularly reviewed by the Nomination Committee so as to ensure that they are refreshed and that undue reliance is not placed on particular individuals.

Each of the Group Audit and Risk, Remuneration and Nomination Committees conducted a self-assessment exercise during 2006 to address, inter alia, whether their respective terms of reference had been satisfactorily fulfilled during the year, whether the Committees had the necessary skills and resources and were receiving a satisfactory level of information in order to discharge their responsibilities, and whether their processes and methods could be improved. These were each conducted by questionnaires to members of the Committee concerned and other key participants in the Committee's activities (including the external auditors, in the case of the Group Audit and Risk Committee). The results were collated by the Company Secretary and reported to the Committees for consideration.

Auditors

During the year ended 31 December 2006, fees paid by the Group to KPMG Audit Plc, the Group's auditors, and its associates (KPMG) totalled £9.9 million for statutory audit services (2005: £6.0m), £0.3 million for other audit and assurance services relating to European Embedded Value reporting (2005: £0.4 million), and £3.4 million for tax and other services (2005: £4.6 million). In addition to the above, Nedbank Group paid a further £2.9 million (2005: £2.8 million) to Deloitte in respect of joint audit arrangements.

The following guidelines have been approved by the Group Audit and Risk Committee as part of the Group's policy on non-audit services:

> Prior to accepting a proposed non-audit engagement, the lead audit engagement partner and management will assess the threats to objectivity and independence and consider safeguards to be applied. Such assessment will be undertaken whenever the scope and objectives of the non-audit service change significantly. Before accepting a proposed engagement to provide a non-audit service to the Group and its subsidiaries, the audit engagement partner and management will:
  - consider whether it is probable that a reasonable and informed third party would regard the objectives of the proposed engagement as being inconsistent with the objectives of the audit of the financial statements;
  - identify and assess the significance of any related threats to the firm's objectivity including any perceived loss of independence; and
  - identify and assess the effectiveness of the available safeguards to eliminate or reduce threats to an acceptable level.

> Where it is assessed that it is probable that an informed party would regard the objectives of the proposed service as being inconsistent with the objectives of the firm as auditors, the firm will not be permitted to undertake the non-audit service.

> Reports are tabled quarterly at Group Audit and Risk Committee meetings setting out the details of the non-audit services being provided by the Group's auditors. These include a comparison of fees paid for audit services and fees paid to other accounting firms engaged for similar services.

> The Company and its auditors have agreed that they will not, directly or indirectly, solicit the employment of key senior staff and management of the respective organisations without prior written mutual consent. Partners and directors of the audit firm who have acted as lead partner or as a key audit partner for the Group will not be permitted to join Old Mutual Group as a director or in a senior management position until at least two years have passed since the partner/director ceased to be associated with the audit.

The following process governs the provision of non-audit services provided by the auditors:

> There is a schedule of non-audit services that need to be approved in principle on an annual basis and are reported, as and when provided, on a regular basis. This is in line with the SEC's guidelines on auditor independence;

> All non-audit work costing less than £50,000 placed with the external auditors is to be approved by the Head of Group Finance or Business Unit Chief Financial Officer;

> All non-audit work in excess of £50,000 placed with the external auditors is to be agreed by the Group Finance Director or designate;

> All non-audit work in excess of £300,000 placed with the external auditors is to be subject to competitive tender and agreed by the Group Finance Director and Group Chief Executive;

> All non-audit work in excess of £1.0 million placed with external auditors is to be approved by the Group Audit and Risk Committee;

> Cumulative fees in respect of non-audit services for any financial quarter should not exceed £250,000 without approval of the Group Audit and Risk Committee or its Chairman; and

> Cumulative fees in respect of non-audit work for the Group should not exceed total statutory audit and audit-related fees in any one year without the approval of the Group Audit and Risk Committee.

KPMG Audit Plc has expressed its willingness to continue in office as auditors to the Company and, following a recommendation by the Group Audit and Risk Committee to the Board, a resolution proposing its re-appointment will be put to the Annual General Meeting (Resolution 4 in the Notice of Annual General Meeting).

Arrangements have been made, in conjunction with KPMG, for appropriate audit partner rotation in accordance with recommendations of the Institute of Chartered Accountants in England and Wales. The current lead audit partner in the UK, Mr Alastair Barbour, has been in place since 2005.

General Meetings

The Board uses the Annual General Meeting (AGM) to comment on the Group's first quarter's results. A record of the AGM proceedings is made available on the Company's website as soon as practicable after the end of the Meeting. All items of formal business at the AGM are conducted on a poll, rather than by a show of hands. The Company has arrangements in place through its registrars, Computershare Investor Services, to ensure that all validly submitted proxy votes are counted, and a senior member of Computershare's staff acts as scrutineer to ensure that votes cast are properly received and recorded.

Each substantially separate issue at the AGM is dealt with by a separate resolution and the business of the AGM always includes a resolution relating to the approval of the Report and Accounts. The Chairmen of the Group Audit and Risk, Remuneration and Nomination Committees are available to answer any questions on the matters covered by these Committees at AGMs. All of the directors attended the AGM in 2006.

The notice of AGM and related materials contained in the Report and Accounts or Summary Financial Statements are sent out to shareholders in time to arrive in the ordinary course of the post at least 20 working days before the date of the AGM.

Results of the Annual General Meeting 2006
The results of the polls on the resolutions at the AGM held on 10 May 2006 were as follows:

Ordinary resolutions
Resolution 1
To receive and adopt the directors' report and accounts

In favour	Against	% in favour	Votes withheld*
2,958,839,799	19,643,649	99.34	16,275,255

Resolution 2
To declare a final dividend of 3.65 pence per ordinary share

In favour	Against	% in favour	Votes withheld*
2,968,201,267	17,827,234	99.40	8,773,152

Resolution 3 (i)
Election of Mr R J Khoza as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,954,727,774	16,955,929	99.43	23,113,950

Resolution 3 (ii)
Re-election of Mr N D T Andrews as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,979,144,033	1,363,760	99.95	14,291,235

Resolution 3 (iii)
Re-election of Mr R Bogni as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,978,257,527	2,857,465	99.90	13,686,661

Resolution 3 (iv)
Re-election of Mr N N Broadhurst as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,963,322,611	17,983,257	99.40	13,495,785

Resolution 4
Re-appointment of KPMG Audit Plc as auditors to the Company

In favour	Against	% in favour	Votes withheld*
2,871,933,601	42,513,963	98.54	80,317,845

Resolution 5
Authority to the Audit Committee of the Company to settle the remuneration of the auditors

In favour	Against	% in favour	Votes withheld*
2,955,519,145	29,614,808	99.01	9,660,204

Resolution 6
Approval of the Remuneration Report in the Company's report and accounts

In favour	Against	% in favour	Votes withheld*
2,922,116,619	28,491,164	99.03	44,186,373

Resolution 7
Authority to allot relevant securities up to an aggregate nominal amount of £53,563,000

In favour	Against	% in favour	Votes withheld*
2,851,279,788	132,889,245	95.55	10,632,620

Special Resolutions
Resolution 8
Authority to allot equity securities up to maximum nominal aggregate amount of £26,781,000

In favour	Against	% in favour	Votes withheld*
2,817,338,254	53,414,168	98.14	124,049,231

Resolution 9
Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 535,630,000 Ordinary Shares of 10p each in the Company by way of market purchase

In favour	Against	% in favour	Votes withheld*
2,972,092,648	12,618,270	99.58	10,090,735

Resolution 10
Approval of contingent purchase contracts to enable shares to be bought back on the five overseas stock exchanges where the Company's shares have secondary listings

In favour	Against	% in favour	Votes withheld*
2,974,946,725	2,288,275	99.92	17,566,653

* A vote withheld is not a vote in law and is therefore not counted in the calculation of votes.

Each of the resolutions at the 2006 AGM was accordingly duly passed.

Internal control environment
The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control.

Executive management has implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units and aimed at enabling management to respond appropriately to significant risks to achieving the Group's business objectives. It should be noted that the system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

This system of internal control helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Board has reviewed the effectiveness of the system of internal control during and at the end of the year. This review covered all material controls, including financial, operational and compliance controls and the risk management framework.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2006 and up to the date of approval of this Report. The process accords with the Turnbull guidance set out in "Internal Control Guidance for Directors on the Combined Code" and is regularly reviewed by the Board.

Approach to risk management
Creating shareholder value is the Group's overriding business objective, and the Group therefore derives its approach to risk management and control from a shareholder value perspective. As a result, the risk process is based on an Enterprise Risk Management (ERM) concept, which takes a holistic approach to managing risks on an enterprise-wide basis. This involves focusing on the identification of the key risks that affect the achievement of Group's objectives. Such risks are firstly understood on an inherent basis, which involves understanding the main drivers to such risks in the absence of any controls. Thereafter there is an assessment of the residual level of risks, taking into account the controls that are in place to manage such risks. Where the residual level is outside the risk appetite, further controls and action are defined to bring the risks within the risk appetite. An important aspect of this approach is the recognition that risk management is not limited solely to the downside or risk avoidance, but is about taking risk knowingly.

In order to meet its ERM objectives, the Group applies the ERM framework issued in September 2004 by COSO (Committee of Sponsoring Organisations of the Treadway Commission). This risk framework contains the following components: (i) a robust risk governance structure; (ii) risk appetites established at Group and subsidiary level; (iii) Group-wide risk policies; and (iv) methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Each component is explained in more detail below.

Risk governance
The Group's risk governance model is based on three lines of defence. This model distinguishes between functions owning and managing risks, functions overseeing risks, and functions providing independent assurance.

Under the first line of defence, the Board sets the Group's risk appetite, approves the strategy for managing risk and is responsible for the Group's system of internal control. The Group Chief Executive, supported by the Management Board, has overall responsibility for the management of risks facing the Group and is supported in the management of these risks by management at the operating subsidiaries. Management and staff within each business have the primary responsibility for managing risk. They are required to take responsibility for the identification, assessment, management, monitoring and reporting of enterprise risks arising within their respective areas.

The second line of defence comprises, firstly, the Group Chief Executive supported by the Old Mutual Executive and the principal subsidiary and business unit management performing risk monitoring and oversight, and, secondly, the Group Finance Director, Group Head of Risk & Compliance, subsidiary Chief Risk Officers, supported by their respective Finance and Risk functions, and other specialist in-house functions at Company and subsidiary levels, who provide technical support and advice to operating management to assist them with the identification, assessment, management, monitoring and reporting of financial and non-financial risks. The Group risk function recommends Group Risk Principles to the Board for approval, provides objective oversight and co-ordinates ERM activities in conjunction with other specialist risk-related functions. Group Risk is not, however, accountable for the day-to-day management of financial and non-financial risks.

The third line of defence is designed to provide independent objective assurance on the effectiveness of the management of enterprise risks across the Group. This is provided to the Board through the Group internal audit function, the external auditors and the Group Audit and Risk Committee, supported by audit committees at subsidiaries.

Internal audit
The Group internal audit function operates on a decentralised basis, with teams established at all major businesses. Reports are submitted directly to the Group Internal Audit Director, who in turn reports to the Chairman of the Group Audit and Risk Committee and the Group Chief Executive. Internal audit carries out regular risk-focused reviews of the control environment and reports on these to local executive management. It also enjoys unrestricted access to the audit committees of the Group's principal subsidiaries.

The internal audit function has recently moved to a single audit methodology, updated and aligned to current international standards by a Professional Practice Unit, which is a centralised function responsible for ensuring quality and consistency of internal audit working practices and staff competency around the Group. The roll-out of this methodology has coincided with the change to the *TeamMate*™ software, which is now used by all internal auditors across the Group.

The next major review of internal audit by external experts is planned for 2008, in keeping with the IIA Inc standards of professional practice.

Risk appetite
The fundamental purpose of the Group's risk appetite is to define how much risk the Group is willing to take. Risks or events falling outside the agreed risk appetite are identified for immediate remedial action and subjected to oversight by executive management and the Group Audit and Risk Committee. The Group's risk appetite encompasses: (i) volatility and quantum of returns to shareholders: (ii) value for money for customers; (iii) financial strength ratings; (iv) regulatory solvency; and (v) how risks are monitored and controlled. Compliance with the risk appetite is monitored through the quarterly business review process.

Group risk principles
Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles and requirements within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements for the specific business concerned.

Adherence to these principles provides the Board and the Company's stakeholders with assurance that high-level common standards are consistently applied throughout the Group and also contributes to how the Group governs itself.

Risk methodologies
Risk identification
Strategic objectives reflect management's choice as to how the Group will seek to create value for its stakeholders. Strategic objectives are translated into business unit objectives. Risks (and risk events) are then identified that would prevent the achievement of both the strategic and business objectives, i.e. objective-setting is a pre-condition to the risk management process. For this reason, risk identification is part of the annual business planning process as well as an ongoing process. The resultant risks are recorded in a risk log with details of risk owners, existing controls or actions to mitigate the risks and any associated time frame, and a measure of the residual risk.

Risk assessment and measurement
Various means of assessing and measuring enterprise risks and risk events are used throughout the Group. These include estimating the financial impact and the likelihood of risk occurrence, trend and traffic light assessments and high/medium/low assessments.

Action plans
Action plans to implement the risk management strategy in respect of key risks or to remedy a material breakdown in control are recorded on risk and control logs maintained by each business grouping.

Monitoring and control
The Board regularly receives and reviews reports on risks and controls across the Group. These reviews cover all material controls, including financial, operational and compliance controls and risk management systems.

Management teams in each subsidiary and business unit have performed annual reviews of the control environment in their business and have produced reports reflecting appropriate assurances.

Risk monitoring is undertaken at Group, principal subsidiary and business unit level by management, ERM functions, specialised risk management functions, internal audit and subsidiary audit committees.

The following are some of the other key processes of risk monitoring used around the Group:

> The Group Finance Director provides the Board with monthly performance information, which includes key performance and risk indicators. These are complementary to the monthly management reports, which include a status report on key risks to the achievability of business objectives;
> Items on risk logs and control logs (which contain details of any control failures) are reported pursuant to an escalation protocol to the appropriate level of management board or committee, where rectification procedures and progress are closely monitored. Planned corrective actions are independently monitored for timely completion by internal audit and, as appropriate, by the Group Audit and Risk Committee and Board;
> Exposure reporting, risk concentrations and solvency and capital adequacy reports are submitted to the relevant credit and capital management committees in the normal course of business. Where exposures are in excess of limits, they are treated in the same way as control breakdowns and reported on the relevant control log for audit committee review.

Reporting
As part of the Board's annual review process, the Chief Executive of each of the Group's major businesses completes a Letter of Representation. This letter confirms that there has been no indication of any significant business risk occurring, nor any material malfunction in controls, procedures or systems during the reporting period, resulting in loss or reputational damage, which impacts negatively on the attainment of the business's objectives during the year and up to the date of approval of the Annual Report. Exceptions are noted and reported. In addition the letter confirms that the business unit will continue as a going concern for the year ahead. The collated results of these letters are reported to the Group Audit and Risk Committee via a Letter of Representation from the Group Chief Executive.

Monthly management reports, reports by the Group Finance Director, risk logs, control logs and exposure reports described under "Monitoring and control" above also form part of the reporting process.

Management of specific risks
Details of some of the principal risks arising in each key subsidiary are contained in the Directors' Report – Business Review earlier in this Annual Report.

Treasury management
The Group operates a centralised treasury function, which is responsible for recommending and implementing the funding strategy for the Group, including the ongoing management of debt facilities, managing relationships with banks and ratings agencies and managing Old Mutual plc's operational cash flow requirements.

It is also responsible for the provision of capital to the Group's subsidiaries, as approved by the Old Mutual plc Board and the Group Capital Management Committee.

Other Directors' Report matters
Relations with shareholders and analysts
The Company regards clear and direct dialogue with its shareholders and analysts as important in raising their understanding of the Group's strategy, operational and financial performance, management and prospects. Its Investor Relations department has a dedicated programme for facilitating regular communication between the executive management team and a wide range of institutions and investors worldwide within the constraints of the Listing, Prospectus and Disclosure Rules.

A significant amount of the investor relations activity in the first half of 2006 was focused on updating analysts and investors on the Skandia transaction and its subsequent integration, including a market presentation held in June in London. The programme included a total of over 100 meetings with institutional investors in the UK, South Africa, the USA and Europe over the year, hosted by the Chief Executive, occasionally in conjunction with the divisional management team.

Currently, eleven sell-side analysts actively provide coverage on the Company from both the UK and South Africa. Further encouragement is given to other sell-side analysts to cover the Company's shares, in order to assist investors in assessing the Group's valuation, its performance and the business environment in which it operates, and in making meaningful comparisons with peers.

In June, the Board commissioned Makinson Cowell, an independent capital markets consultancy firm, to survey the opinions of its major shareholders globally, and its findings were reported directly to the Board.

The Chairman makes contact with major investors during the year and arranges to meet them as required. The Board is updated regularly by the Investor Relations department on key issues arising from any shareholder communications and provided with reports to monitor accurately changes in market or shareholder opinion.

Group activities, operational and financial performance and outlook are communicated to financial markets through annual and interim reports, regulatory news releases, speeches, transcripts and presentations, using a wide range of internal and external communication channels. The Company holds two results meetings a year, at the time of its preliminary and interim results, which are hosted and webcast simultaneously in London and Johannesburg. In addition, in May and November the Company holds analyst teleconference calls to present its quarterly results. Following the acquisition of Skandia by Old Mutual plc and the resultant listing of Old Mutual plc shares on the Stockholm Stock Exchange, Old Mutual plc has adopted quarterly reporting with effect from 30 September 2006.

The Company's public announcements and statements are posted to the Company's website in a timely fashion. The Company's website, which has continued to receive accolades, is developed and updated regularly. It provides a valuable source of both historical and current information, as well as useful tools relating to share price and dividend calculations, for use by all investors in all geographies. In addition, all major announcements by the Company and its affiliates are emailed to the Investor Relations department's investor database as they are made public.

Employment matters

The Group's employment policies are designed to promote a working environment that supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships that build on the diversity of its workforce. They are regularly reviewed and updated to ensure their relevance for the locations to which they apply. While local employment policies and procedures are developed by each business according to its own circumstances, the following key principles of employment are applied consistently throughout the Group:

> employees are recruited, retained, trained and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability (whether in existence at the commencement of employment or developing subsequently) unrelated to the task at hand. In South Africa this principle is balanced with the requirement to address issues of employment equity and transformation, and the local businesses' practices take due account of this;

> clear goals are established, together with training and feedback on performance, to deliver the Group or business objectives;

> a working environment is provided that at least meets the health and safety standards of the Group and local regulations and allows employees to work to the best of their abilities, free from discrimination and harassment;

> employee involvement, consultation and communication are promoted through in-house publications, briefings, roadshows and internet-based channels and relevant employee representative bodies; and

> the efforts of employees in contributing to the success of the Group are appropriately recognised. Compensation systems are structured to recognise and reward both the efforts of individuals and the performance of the sector of the business in which they work.

We continue to monitor the degree to which our Group values are embedded in each of our businesses through an annual survey. The results for 2006 versus 2005 are shown below. Skandia is in the process of adopting the Old Mutual Group values and will participate in the 2007 survey.

Results of Group values survey
2006 vs 2005



%
72
70
68
66
64
62
60
58
56
Group Values Overall
Integrity
Respect
Accountability
Pushing Beyond Boundaries
Group Values General Questions
Oct 2006
Feb 2005

In 2006 Skandia was included in the annual Group Talent Review, which seeks to evaluate the extent to which we have the necessary resources to deliver our current business plan as well as our anticipated future needs. This review is now conducted on a regional basis to enhance access to talent within each region and to increase the range of development opportunities available to all employees. Regional data is consolidated into a Group-wide view that drives resource and development planning for the organisation as a whole.

International assignments are viewed as a means of building the breadth of business skills and experience required for Old Mutual to become a premier international saving and wealth management group. In 2006, 44 people were on active secondment outside their home country, and an additional eight people were transferred permanently to another region. During 2006 we harmonised our policies on mobility across the Group and in 2007 our plan is to establish metrics that will enable us to track the benefit to individuals and the business gained from international secondments on an ongoing basis.

Building our management capability at all levels in our organisation has been identified as an important lever in driving superior business performance through motivated people. In 2006 we initiated a Group-wide programme aimed at establishing an easily understood, practical and business-driven framework for identifying the knowledge, skills and attitudes necessary at different management levels, and guiding the delivery of management development across the organisation. This programme was piloted at Nedbank as a precursor to implementing it across the rest of South Africa and subsequently the USA, Europe and Asia Pacific regions. The programme is focused on continuously improving the practice of management so as to create a positive working environment.

In May 2006, around 100 of the senior team from around the Group participated in our biennial Top Leadership Forum. Delegates focused on identifying sources of current value within the organisation and, with the help of A T Kearney, discussed the drivers of future value for the Group. The work done at the Forum introduced the Skandia leadership to the range of Old Mutual's businesses and provided a means to encourage cross-business collaboration. The outcomes of this meeting also contributed to the development of the Group's strategy.

Directors' shareholdings and share dealings

The Remuneration Committee has established guidelines on shareholdings by executive directors of the Company. Under these, the Chief Executive is expected to build up a holding of shares in the Company equal in value to at least 150% of basic annual salary within five years of appointment; the equivalent figure for other executive directors is 100% of basic annual salary. The Board has considered whether to adopt a shareholding requirement for non-executive directors, but does not consider this to be necessary or appropriate, in view of the importance of their being seen to be independent.

All directors of the Company, together with other persons discharging managerial responsibilities in relation to the Company and other employee insiders of the Group, are restricted persons for the purposes of the Model Code annexed to Section LR9 of the Listing Rules of the Financial Services Authority. That Code imposes restrictions on the periods when restricted persons may deal in affected securities (which comprise shares and other listed securities of the Company and other quoted entities within the Group). Dealings by restricted persons during open periods must be pre-cleared through the appropriate designated officer of the Company, and any dealings in affected securities by the directors or other persons discharging managerial responsibilities are required to be publicly announced once they have been notified to the Company. The lists of persons discharging managerial responsibilities and other employee insiders are regularly reviewed. Currently all members of the Old Mutual Executive, together with certain other heads of major businesses, are regarded as persons discharging managerial responsibilities.

Directors' indemnities

Following a change in applicable UK law introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004, the Company has entered into formal deeds of indemnity in favour of each of the directors. These are all dated 19 October 2005, except for Mr Khoza, whose deed is dated 24 February 2006 and Messrs Nicholls and Otterbeck, whose deeds are dated 15 November 2006. A specimen copy of the indemnities is available in the Corporate Governance section of the Company's website.

Supplier payment policy

In most cases suppliers of goods or services to the Group do so under standard terms of contract that lay down terms of payment. In other cases, specific terms are agreed to beforehand. It is the Group's policy to ensure that terms of payment are notified in advance and adhered to. The Company has signed the Better Payment Practice Code, an initiative promoted by the Department of Trade and Industry in the UK to encourage prompt settlement of invoices.

The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Business Services Limited) to trade creditors at 31 December 2006 amounted to £3,411,000, corresponding to 29 days' payments when averaged over the year then ended.

Charitable contributions

The Company, its subsidiaries in the UK, and the Old Mutual Bermuda Foundation collectively made charitable donations of £359,000 during 2006 (2005: £382,000). In addition, the Group made a wide range of other significant donations to charitable causes and social development projects, as described in more detail in the Corporate Citizenship section of this document.

Environmental matters

A description of the Group's environmental policy and activities during 2006 is contained in the Corporate Citizenship section of this document.

Political donations

The Group made no EU or other political donations during the year.

Dividend policy

The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and the cash flow requirements of the Group's businesses. The Board anticipates declaring an interim dividend for the current year in August 2007, for payment at the end of November 2007.

Share capital

The Company's issued share capital at 31 December 2006 was £550,089,550.80 divided into 5,500,895,508 Ordinary Shares of 10p each (2005: £408,995,769 divided into 4,089,957,690 Ordinary Shares of 10p each). During the year ended 31 December 2006, a total of 1,389,361,918 shares in the Company were issued as partial consideration for the Group's acquisition of Skandia, 11,241,182 shares were issued under the Company's employee share option schemes (other than shares issued as part of the Namibian BEE transactions) at an average price of 84.6p each and 10,334,718 shares were issued pursuant to the Company's Namibian BEE transactions.

The Namibian BEE-related shares were issued on 14 December 2006 pursuant to the general authority to allot shares for cash granted by Resolution 8 passed at the Company's Annual General Meeting in 2006. The consideration for the issue of the 7,195,695 shares allotted to eight special purpose vehicles referable to Namibian Black Business Partners was the nominal value of the shares (i.e.10p each), together with cash undertakings to make further payments in accordance with the Namibian BEE subscription agreements. The 2,234,800 shares allotted to the Old Mutual Namibia Management Incentive Trust and the 904,223 shares allotted to the Old Mutual Broad-Based Employee Share Trust were fully paid up by the subscription in cash of approximately N$21.33 per share.

Out of the 5,500,895,508 shares in issue at 31 December 2006, a total of 291,370,574 shares were held by African life subsidiaries of the Company, with 277,105,176 of these shares being held on books for the benefit of the Group's South African life operations and related businesses. These shares cannot be voted while they are held by subsidiaries of Old Mutual plc because of applicable provisions of UK company law. Therefore the total number of voting rights in the Company's ordinary share capital at 31 December 2006 was 5,209,524,934.

Subsequent to the year end, the Company has issued 12,535 shares under its share option schemes at a price of 86.25p each, increasing its issued share capital at 23 February 2007 to £550,090,804.30 divided into 5,500,908,043 Ordinary Shares of 10p each. The total number of voting rights at that date was 5,209,537,469.

Authorities from the shareholders for the Company to make market purchases of, and/or to purchase pursuant to contingent purchase contracts relating to each of the overseas exchanges on which the Company's shares are listed, up to an aggregate of 535,630,000 of its own shares were in force at 31 December 2006. No purchases of shares were made pursuant to any of those authorities during the year then ended.

Substantial interests in voting rights

At 23 February 2007, the following substantial interests in voting rights had been declared to the Company in accordance with the Disclosure and Transparency Rules:

	Number of voting rights	% of voting rights
Franklin Resources Inc.	330,214,835	6.34
Public Investment Corporation of the Republic of South Africa	295,318,156	5.67
Barclays plc	218,149,330	4.19
Legal & General Group plc	193,845,480	3.72
Old Mutual Investment Group (South Africa) (Pty) Limited (for Employee Benefit Trusts of the Company)	179,209,415	3.26

Going concern

The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

Disclosure of information to the auditors

The directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware, and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors were aware of that information.

Governing law

The Directors' Report – Business Review and this Directors' Report on Corporate Governance and Other Matters together comprise the directors' report for the purposes of section 463(i)(a) of the Companies Act 2006. The Remuneration Report set out in this document is the directors' remuneration report for the purposes of section 463(1)(b) of that Act. English law governs the disclosures contained in and liability for the directors' report and the directors' remuneration report.

By order of the Board

Martin C Murray
Group Company Secretary
26 February 2007

This Remuneration Report has been prepared by the Remuneration Committee (referred to in this report as the Committee) and has been approved by the Board of the Company. The figures included in the sections of this report headed "Directors' Emoluments for 2005 and 2006" on page 64 and "Directors' interests under employee share plans" on pages 68 and 69 have been audited by KPMG Audit Plc as required by the Directors' Remuneration Report Regulations 2002. Their audit report is set out on page 82. The information in the remainder of this report has not been audited.

Remuneration Committee
The Committee consists of non-executive directors who are all considered by the Board to be independent. Mr Bogni is Chairman of the Committee and the other members throughout 2006 were Mr Andrews, Mr Broadhurst and Mr Marks. The Company Secretary, Mr Murray, acts as Secretary to the Committee.

The Board considered whether, in the light of changes to the Combined Code during 2006, it would be appropriate for the Chairman to become a member of the Committee, as is now permitted by the Code. It was decided however, not to do so, as it was felt preferable for Mr Collins to continue to attend as an invitee rather than as a member of the Committee.

The Committee is responsible for:

> determining the remuneration, incentive arrangements, benefits, and any compensation payments of the executive directors;
> determining the remuneration of the Chairman of the Board and monitoring and approving the level and structure of remuneration of senior management who report directly to the Chief Executive, together with the Company Secretary; and
> reviewing, monitoring and approving, or recommending for approval, share incentive arrangements of the Company.

The full terms of reference of the Committee are published on the Company's website.

During the year under review, the Committee met seven times. The meetings were attended by all of the members of the Committee, save for one from which Mr Marks was absent. The Board accepted the recommendations made by the Committee during the year without amendment.

The Committee retained Mr Alan Judes as its independent adviser throughout 2006. For the period from 1 January 2006 to 5 July 2006, he was retained under a letter of engagement between the Committee and his then employer, Hewitt Bacon & Woodrow. Thereafter the Committee appointed Mr Judes through his own consultancy, Strategic Remuneration. A copy of the letter of engagement between the Committee and Strategic Remuneration is on the Company's website. Any work that the Company wishes Mr Judes to do on its behalf, rather than for the Committee, is pre-cleared with the Chairman of the Committee with a view to avoiding any conflicts of interest. Both Hewitt Bacon & Woodrow and Mr Judes advised the Company during the year in connection with certain aspects of its employee share plans.

Mrs Susan Jackson and Mr Kevin Stacey of the Group Human Resources department also assisted the Committee during the year. That department provides supporting materials for matters that come before the Committee, including comparative data and justifications for proposed salary, benefit, bonus and share awards and criteria for performance targets and appraisals against those targets. It uses the services of external advisers as necessary. The Chairman of the Committee has access to, and regular contact with, the Group Human Resources department independently of the executive directors.

Terms of engagement - Chairman and other non-executive directors
Mr Collins entered into an engagement letter with the Company in January 2005 setting out the terms applicable to his role as Chairman from May 2005. Under these terms, subject to (a) 12 months' notice at any time given by either the Company or Mr Collins, (b) his being duly re-elected at any intervening Annual General Meetings, and (c) the provisions of the Company's Articles of Association relating to the removal of directors, Mr Collins' appointment may continue until his seventieth birthday (19 January 2010).

The other seven non-executive directors are engaged on terms that may be terminated by either side without notice. However, it is envisaged that they will remain in place on a three-year cycle, in order to provide assurance to both the Company and the non-executive director concerned that the appointment is likely to continue. The renewal of non-executive directors' terms for successive three-year cycles is not automatic, with the continued suitability of each non-executive director being assessed by the Nomination Committee. In the absence of exceptional circumstances, the Board has determined that non-executive directors' engagements will be terminated at the end of their third three-year cycles.

The original dates of appointment and the dates when the current appointments of the non-executive directors are due to terminate are as follows:

	Date of original appointment	Current term as director	Date current appointment terminates
N D T Andrews	1 Jun 2002	Second	1 June 2008
R Bogni	1 Feb 2002	Second	1 Feb 2008
N N Broadhurst	25 Mar 1999	Third	8 May 2008
R P Edey	24 Jun 2004	First	24 Jun 2007
R J Khoza	27 Jan 2006	First	27 Jan 2009
M J P Marks	1 Feb 2004	Second	24 May 2007
L H Otterbeck	14 Nov 2006	First	14 Nov 2009

> Mr Clewlow retired from the Board (and also ceased to be a member of the Nomination Committee) at the conclusion of the Annual General Meeting on 10 May 2006.
> Prof Nkuhlu resigned as a non-executive director (and also ceased to be a member of the Group Audit and Risk and Nomination Committees) with effect from 31 October 2006.
> Mr Marks has informed the Company that he will not seek re-election when he retires at the Annual General Meeting on 24 May 2007.
> Mr Nqwababa will join the Board on 1 April 2007 and his appointment is expected to last for an initial term of three years.

Remuneration – Chairman and Non-Executive Directors

The Company's policy on remuneration for non-executive directors is that this should be:

> fee-based;
> market-related (having regard to fees paid and time commitments of non-executive directors of other members of the FTSE 100 Index); and
> not linked to share price or Company performance.

The fees of the Chairman and for other non-executive roles for 2006 and 2007 are set out in the table below.

		2006	2007
Chairman		**£250,000**	£280,000
Other Non-Executive Directors			
Base Fee		**£45,000**	£50,000
Additional fees payable for Committees			
Group Audit and Risk Committee			
	Chairman	**£15,000**	£22,000
	Member	**£6,000**	£7,500
Remuneration Committee			
	Chairman	**£9,000**	£10,000
	Member	**£3,000**	£3,500
Actuarial Review Committee			
	Chairman	**£6,000**	–
	Member	**£2,000**	–

The non-executive directors' fee review for 2007 was carried out by an independent committee of the Board on which none of the non-executive directors affected by the review participated. The increases recommended by that committee were developed having due regard to comparative data and were approved by the Board in December 2006. They were also considered appropriate to reflect the increasing time commitment and responsibilities involved, as well as the greater size and complexity of the Group after the Skandia acquisition. The 2007 Audit and Risk Committee fee increases reflect the consolidation of the Actuarial Review Committee's work into this committee.

None of the non-executive directors of the Company contributed to any Group pension fund during 2006 or had any accrued pension fund benefits in any Group pension fund at 31 December 2006.

Terms of Engagement – Executive Directors

Directors holding executive office have service contracts with the Company. Their terms are considered by the Committee to provide a proper balance of responsibilities and security between the parties. The Company's policy is to fix notice periods for executive directors at a maximum of 12 months. Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations and the obligation on the part of the employee to mitigate loss.

Mr Sutcliffe, Mr Nicholls and Mr Roberts have service contracts terminable by the Company on 12 months' notice. Their current contracts are dated 6 February 2002, 1 November 2006 and 15 November 2002 respectively and if not terminated before, these contracts may continue until the director attains the age of 65 (i.e. until 20 April 2021 for Mr Sutcliffe, until 27 October 2022 for Mr Nicholls and until 7 June 2022 for Mr Roberts). The retirement ages for Messrs Sutcliffe and Roberts were amended during 2006 from 60 to 65 following the introduction of age discrimination legislation in the UK.

Neither Mr Sutcliffe's, nor Mr Nicholls' contracts contain any provisions quantifying compensation that would be payable on early termination. Mr Roberts' contract contains a provision under which, on termination by the Company other than for cause or on constructive dismissal, he would be paid compensation for the period of unexpired notice equal to three-quarters of his then annual salary and benefit allowance plus a further three-eighths of annual salary on account of potential bonus entitlement. This has been agreed to constitute a genuine pre-estimate of his loss over the notice period after taking into account appropriate mitigation.

Although Mr Roberts' Old Mutual plc contract remains in force, he has been indefinitely assigned to Skandia AB under an assignment agreement between himself, Old Mutual plc and Skandia AB dated as of 21 February 2006.

Remuneration policy for Executive Directors

The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration. The guiding principles that the Committee has applied during 2006, and which it intends to continue to apply, are as follows:

> to take account of appropriate benchmarks, while using such comparisons with caution and recognising the risk of an upward ratchet of remuneration levels with no corresponding improvement in performance. Members of the UK FTSE 100 Index provide the benchmark for UK-based executive directors, with particular reference to subsets of that data within the financial sector and by market capitalisation;
> to be sensitive in determining, reviewing, monitoring or approving matters under its remit in relation to pay and employment conditions around the Group where relevant;
> to make a significant percentage of potential maximum rewards conditional on both short-term and long-term performance. These rewards include share-based incentives, in order to align the executive directors' interests closely with those of shareholders;
> to provide an opportunity for overall remuneration packages to be in the upper quartile of the comparator group through payments under short-term and long-term incentive schemes if superior performance is delivered, while the fixed elements of remuneration remain benchmarked at or below appropriate median levels;
> to focus attention on the main drivers of shareholder value by linking performance-related remuneration to clearly defined objectives and measurable targets; and
> to design remuneration arrangements that will attract, retain and motivate individuals of the exceptional calibre needed to lead the international development of the Group.

The Committee's policy, including in relation to setting the fixed elements of remuneration at or below appropriate median levels, is influenced by the need to be competitive with other international financial services groups, while avoiding any excess. The Committee has reviewed this policy and considers it to be appropriate.

The Committee has discretion to consider corporate performance on Environmental, Social and Governance (ESG) issues when setting the remuneration of executive directors. The Committee has ensured that the incentive structures used for executive directors and senior management do not raise ESG risks by inadvertently motivating irresponsible behaviour.

The Committee seeks, where it considers appropriate, the views of institutional investors (including representative groups such as the Association of British Insurers (ABI)) on any significant changes to remuneration structures applicable to the executive directors or affecting the structure of the Company's share incentive arrangements.

Performance targets applicable to share incentives
The vesting of executive share options and in certain cases, restricted share awards, is subject to the successful achievement of EPS-based targets. Prior to 2006, EPS was measured initially on a UK GAAP basis and then, following the introduction of IFRS, on an IFRS basis. The conversion methodology used to convert the existing targets from a UK GAAP basis to an IFRS basis was set out in last year's Remuneration Report.

As a result of the acquisition of Skandia, the Company converted the existing IFRS EPS-based targets to EEV EPS-based targets, in line with a resolution approved by shareholders, as part of their approval of the Skandia acquisition, on 14 November 2005. The rationale and methodology for the change were described in the related shareholder circular. The methodology used was similar to that used for the UK GAAP to IFRS conversion and, as with that conversion, the revised base year EEV EPS figures were validated with KPMG Audit plc.

In choosing the performance targets for the Share Option and Deferred Delivery Plan (SOP), the Restricted Share Plan (RSP) and the OMSA Management Incentive Share Plan (MISP), the Committee has considered the merits of EPS-based targets against alternative possibilities, such as comparative performance against a selected group of other companies. The Committee has determined that growth in EPS is currently the most appropriate criterion, as the Company's mix of businesses and geographical profile, together with the volatility of life assurance peers, makes it difficult to establish a suitable basket of comparator businesses.

From 2006 onwards, the Committee has decided to apply Sterling only performance targets, rather than both Sterling and Rand targets, to reflect the lower level of Rand exposure of the Group following the acquisition of Skandia.

The Committee has determined that, in respect of grants to be made in 2007, IFRS adjusted operating EPS targets will be applied, as opposed to EEV EPS targets that now apply to grants made between 2004 and 2006. IFRS adjusted operating EPS is considered by the Committee to be more closely aligned with investors' expected perception of success of the Company.

A detailed summary of the targets attached to the unvested share options and restricted shares is set out in the table below. The Committee considers these to be demanding performance targets in the current market environment and appropriate to the Company's current circumstances and prospects. The Committee will keep the suitability and incentivising effect of performance target-linked share-based remuneration under periodic review.

Year of grant	Plans covered by targets	Target 1	Target 2	Target 3
		For applicable RSP awards and tier 1 of share option awards (up to 100% of base salary)	For tier 2 of share option awards (between 100% and 200% of base salary)	For tier 3 of share option awards (in excess of 200% of base salary)
2004 and 2005	SOP MISP RSP (Bonus match 04 & 05) (Deferred short-term incentive 05)	Growth in EEV EPS: For 50%, must exceed growth in the UK Retail Price Index (UK RPI) by at least 9% over the 3-year vesting period	Growth in EEV EPS: For 50%, must exceed growth in UK RPI by at least 12% over the 3-year vesting period	Growth in EEV EPS: For 50%, must exceed growth in UK RPI by at least 15% over the 3-year vesting period
		For 50%, must exceed growth in the South African Consumer Price Index (SA CPI) by at least 9% over the 3-year vesting period	For 50%, must exceed growth in SA CPI by at least 12% over the 3-year vesting period	For 50%, must exceed growth in SA CPI by at least 15% over the 3-year vesting period
2006	SOP MISP RSP (Bonus match)	Growth in EEV EPS must exceed growth in UK RPI by at least 9% over the 3-year vesting period	Growth in EEV EPS must exceed growth in UK RPI by at least 12% over the 3-year vesting period	Growth in EEV EPS must exceed growth in UK RPI by at least 15% over the 3-year vesting period

The Group Human Resources department prepares the analysis of EPS performance and the calculations are independently checked by KPMG Audit Plc. This method is, in the opinion of the Committee, appropriate for confirming whether or not the performance targets have been fulfilled.

Joining arrangements for Mr Nicholls
Mr Nicholls was appointed Group Finance Director with effect from 1 November 2006. His remuneration during 2006 comprised a base salary, a benefit allowance equal to 35% of his base salary and a further monthly cash amount of £6,250, payable for a period of 12 months from his date of his appointment, in compensation for the loss of fees resulting from his resignation as a non-executive director of another listed FTSE 100 financial services group.

As part of Mr Nicholls' offer of employment, the Committee agreed that: (a) the Company would buy out his bonus entitlement with his previous employer through a cash payment of £300,000 in March 2007 and that this payment would be subject to the bonus-matching arrangement applicable to the other executive directors, as described below; (b) an award of share options under the SOP to the value of £1,425,000 would be granted to him in March 2007; and (c) a restricted share award to the value of £1,425,000 would be granted in March 2007 that will vest, subject to Mr Nicholls remaining in employment with the Group, in equal thirds, on the third, fourth and fifth anniversaries of the date of grant. Dividends will be paid on these restricted shares to Mr Nicholls during the vesting period and he will also be able to vote them.

Executive Directors' Remuneration

The Committee reviews the structure of the executive directors' remuneration packages annually to satisfy itself that the balance between fixed and variable remuneration and short-term and long-term incentives and rewards remains appropriate.

A summary description of the different elements of the executive directors' remuneration packages is set out in the table below:

Base salary	> Paid monthly in cash and reviewed with effect from 1 January each year, taking into account market benchmarks for the director concerned, together with any changes in role or responsibility.
Benefits	> A cash-based package approach is used. Executive directors receive: – a benefit allowance of 35% of base salary that they may use to purchase benefits from independent suppliers or to participate in benefit arrangements established for Group employees in the UK – life cover, limited to four times capped earnings (the cap, which is agreed annually, is currently £108,600) and disability cover capped at the free cover limit (currently £120,000) – 30 working days' paid holiday per year.
Annual short-term incentive	> The short-term incentive is based on achievement of Group financial targets (and Skandia financial targets for Mr Roberts) as well as delivery of individually agreed objectives. > The maximum award is 130% of base salary, of which two-thirds is paid in cash and one-third is deferred for 3 years in restricted shares.
Bonus matching shares	> A gross for net (after tax and NIC) bonus match, in restricted shares, is offered on any portion of the cash element of the short-term incentive used to purchase Company shares. Bonus matching shares vest, subject to (a) continued employment with the Group, (b) the achievement of an EPS-based corporate performance target (as set out above), and (c) retention for the entire three-year period of the shares purchased using the cash element of the short-term incentive.
Share options	> The grant of share options to the executive directors is determined each year in the light of relative market positioning of their total remuneration against market benchmarks. > Share options vest, subject to the successful achievement of EPS-based corporate performance targets (as set out above).

Furnished accommodation for Mr Roberts

Since 13 March 2006, Mr Roberts has been provided with furnished accommodation in Stockholm in order to enable him to fulfil his new role at Skandia. The total cost of this accommodation during 2006 was £35,000 and Mr Roberts will continue to use this accommodation during 2007.

Short-term incentive targets for performance year 2006

The payment of short-term incentives is subject to the achievement of pre-determined financial targets and personal objectives, as set out below. Personal objectives are established, based on what are considered to be the key deliverables for each of the executive directors. These key deliverables are reviewed and approved each year by the Committee.

Details of the structure and outcomes of the metrics for 2006 are set out in the table below.

	J H Sutcliffe		J V F Roberts					
			Group		Skandia			
Element	Potential	Achieved	Potential	Achieved	Potential	Achieved	Total Potential	Total Achieved
Group/Business targets[1]	110%	**61%**	26%	**14.4%**	78%	**56.6%**	104%	**71.1%**
Personal Objectives	20%	**17%**					26%	**22.2%**
Total % of Salary	130%	**78%**	26%	**14.4%**	78%	**56.6%**	130%	**93.3%**
£ of Incentive	£910,000	**£546,000**					£617,500	**£443,000**

Note:

[1] The Group targets were divided with equal weighting among IFRS Earnings per share, Return on Average Equity, EEV Earnings per share and Return on Embedded Value. The Skandia-related component for Mr Roberts was split equally among IFRS earnings of the business, Return on its Average Equity, EEV earnings of the business, Return on its Embedded Value and expense management.

The Old Mutual Staff Pension Fund

During 2006:

> the Company contributed a total of £20,000 to the Old Mutual Staff Pension Fund (which is a defined contribution scheme) in lieu of an equivalent cash payment under Mr Roberts' benefit allowance. The accumulated value of Mr Roberts' funds in the scheme was £179,400 at 31 December 2006 (£139,000 at 31 December 2005).

> the Company did not make any contributions to the Old Mutual Staff Pension Fund on Mr Sutcliffe's behalf during 2006, and Mr Sutcliffe has indicated that he does not intend to make any further contributions to the scheme. The accumulated value of his funds in the scheme was £116,000 at 31 December 2006 (£101,000 at 31 December 2005).

Mr Nicholls does not participate in any pension scheme of the Group.

Directors' Emoluments for 2005 and 2006

Remuneration

Remuneration for the years ended 31 December 2005 and 31 December 2006 (including, in each case, remuneration from offices held with the Company's subsidiaries, Skandia Insurance Company Limited (Skandia), Old Mutual Life Assurance Company (South Africa) Limited (OMLAC (SA)), Old Mutual (US) Holdings, Inc. (OMUSH) and Nedbank Group Limited (Nedbank), where relevant) was as follows:

	Salary & Fees		Bonus		Benefits & Benefit allowance[1]		Pension		Total	
	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000
Chairman										
C D Collins	**250**	170[2]	–	–	**19**	10	–	–	**269**	180[2]
Executive directors										
J C Nicholls	**79**	–	**300**[3]	–	**40**[4]	–	–	–	**419**	–
J V F Roberts	**475**	385	**443**[5]	450[5]	**209**[6]	133	**20**[7]	20[7]	**1,147**	988
J H Sutcliffe	**700**	550	**546**[5]	639[5]	**318**	250	–	18[7]	**1,564**	1,457
Non-executive directors										
N D T Andrews	**89**[8]	83[8]	–	–	**12**	12	–	–	**101**	95
R Bogni	**66**	55	–	–	**9**	10	–	–	**75**	65
N N Broadhurst	**99**[9]	57	–	–	**10**	5	–	–	**109**	62
R P Edey	**51**	44	–	–	–	3	–	–	**51**	47
R J Khoza	**170**[10]	7[10]	–	–	–	–	–	–	**170**	7
M J P Marks	**48**	42	–	–	–	10	–	–	**48**	52
L H Otterbeck	**43**[11]	–	–	–	–	–	–	–	**43**	–
Former non-executive directors										
W A M Clewlow	**83**[12]	243[12]	–	–	–	7	–	–	**83**	250
W L Nkuhlu	**55**[13]	49[13]	–	–	–	–	–	–	**55**	49
Total emoluments	**2,208**	1,685	**1,289**	1,089	**617**	440	**20**	38	**4,134**	3,252

Notes:

1 Benefits include cash allowances payable to the executive directors, as well as travel costs for directors' spouses to accompany them to certain Board meetings or other corporate events of the Company and its major subsidiaries. The amount of this expenditure is reported to and considered by the Committee, and procedures are in place for such costs to be authorised. The Committee is satisfied that such expenditure is reasonable and in the interests of the Company.

2 Mr Collins became Chairman on 11 May 2005.

3 As part of Mr Nicholls' offer of employment, the Committee agreed to buy out his bonus entitlement with his previous employer by way of a cash payment of £300,000 in March 2007, which will be subject to the bonus-matching arrangement.

4 Includes a cost of £12,500 in compensation for the loss of fees following Mr Nicholls' resignation as a non-executive director of another listed FTSE 100 financial services group.

5 The total short-term incentive is payable two-thirds in cash and one-third in the form of a restricted share award. The cash element for 2006 (£295,000 for Mr Roberts and £364,000 for Mr Sutcliffe) may be used for the purposes of the bonus-matching arrangement described under the Executive Directors' Remuneration section above. The cash incentives for 2005 were applied net of tax, as to £240,000 gross (in the case of Mr Roberts) and as to £426,000 gross (in the case of Mr Sutcliffe, who elected to use 100% of his cash incentive for the purposes of the bonus-matching arrangement) to purchase shares in the Company under the bonus-matching arrangement.

6 Includes a cost of £35,000 in respect of Mr Roberts' furnished accommodation in Stockholm.

7 The Company made pension contributions in lieu of an equivalent cash payment under the directors' benefit allowance on behalf of Mr Roberts (2005 and 2006) and Mr Sutcliffe (2005 only).

8 Includes fees of £35,000 (2006) and £36,000 (2005) from OMUSH.

9 Includes fees of £34,000 from Skandia.

10 Includes fees of £125,000 (2006) and £7,000 (2005) from Nedbank.

11 Includes fees of £37,000 from Skandia.

12 Includes fees of £12,000 (2006) and £32,000 (2005) from OMLAC (SA), and £55,000 (2006) and £173,000 (2005) from Nedbank.

13 Includes fees of £12,000 (2006) and £13,000 (2005) from OMLAC (SA).

The executive directors were required to waive fees for non-executive directorships held in subsidiary companies totalling £98,000 during the year ended 31 December 2006 in favour of the Company or its subsidiaries.

Changes to executive directors' remuneration in 2007

Base salary

The base salaries of the executive directors were increased from 1 January 2007 as shown in the table below. These increases were considered by the Committee to be appropriate in the light of comparative FTSE financial services sector and market capitalisation median benchmarks.

Executive Director	2006	2007
J C Nicholls	£475,000	£500,000
J V F Roberts	£475,000	£500,000
J H Sutcliffe	£700,000	£735,000

Short-term incentive targets for performance year 2007

The respective weightings attached to the Group metrics shown as a percentage of base salary for the executive directors' short-term incentives for 2007 are as follows:

	J H Sutcliffe	J C Nicholls	J V F Roberts	
Financial Metrics	Group	Group	Group	Skandia
IFRS Earnings	33%	33%	8%	8%
Return on Average Equity	33%	33%	8%	8%
EEV Earnings	22%	22%	5%	8%
Return on Embedded Value	22%	22%	5%	8%
Net cash flow	–	–	–	8%
Expenses/synergies	–	–	–	12%
Sub-total	**110%**	**110%**	**26%**	**52%**
Personal objectives	**20%**	**20%**	**52%**	

Other than as set out above, the salary, benefits and structure of incentives of the executive directors in 2007 are the same as in 2006. The following chart depicts the overall make-up of the executive directors' respective remuneration packages, based upon on-target (rather than maximum) delivery of bonus targets.

Percentage of total remuneration – 2007



J C Nicholls
J V F Roberts
J H Sutcliffe
0
20
40
60
80
100
Key (left to right)
Base salary
Benefits
Cash bonus
Deferred bonus
LTI

Employee share plans
The following is a summary of the employee share plans operated by the Company and its wholly-owned subsidiaries.

Name of Plan	Description	Shares under award or option at 31 Dec 2006
Share Option and Deferred Delivery Plan (SOP)	> To grant share options as a long-term incentive to qualifying senior employees outside South Africa and Namibia > Grants are phased annually so that no undue incentive arises in relation to any year of maturity	52,684,085
Restricted Share Plan (RSP)	> To assist in the recruitment of key individuals by making awards of shares, restricted for three or more years, which lapse on prior termination of employment unless special circumstances apply > To support retention of key talent by (a) contingent share awards that form the deferred element of an annual incentive award, based upon performance evaluation for the prior year and (b) bonus matching awards	23,009,543
UK Sharesave Plan (SAYE)	> To provide a savings and investment opportunity for employees of the Group's participating UK businesses, which encourages share ownership at all levels > Options are granted for three or five year periods at a discount of up to 20% from the market price	3,058,554
The following plans were introduced as part of the Company's Black Economic Empowerment (BEE) transactions for Old Mutual South Africa (OMSA).		
The OMSA Broad-Based Employee Share Plan*	> To reward all permanent staff of OMSA who were not in any of the Company's other share schemes with a one-off award of shares > The grant of share awards in respect of the South African BEE transactions was made in October 2005 and there is currently no intention for further awards to be made to South African employees	5,671,094
The OMSA Senior Black Management Share Plan*	> To assist OMSA in attracting and retaining senior black managers in light of the increased competition for talented and experienced black management > Provides for the award of restricted shares and the grant of share options > Grants are made in addition to the normal annual share incentive allocations under the OMSA Management Incentive Share Plan	15,805,880
The OMSA Management Incentive Share Plan (MISP)*	> To attract, retain and reward senior and middle management > Provides for both restricted shares and share options under similar terms and conditions to the SOP and RSP	15,043,124
Total shares held under award or option at 31 December 2006		**115,272,280**

* During 2006, the Company amended the rules of the OMSA Broad-Based Employee Share Plan, the OMSA Senior Black Management Share Plan and the OMSA Management Incentive Share Plan, in order to designate Namibian employees as beneficiaries under their respective rules as part of its Namibian BEE transactions. In line with the South African BEE transactions, these plans will be used in Namibia to enable primarily black management and staff to participate in ownership of shares in the Company and to incentivise and retain eligible employees of the Old Mutual Group's wholly-owned Namibian businesses.

The Committee has reviewed the operation of the current share incentive schemes, including how discretion is exercised and the grant levels currently applicable, and considers these to be appropriate to the Company's current circumstances and prospects.

The existing share incentive schemes, which were adopted in 1999, expire in 2009. During 2007, consideration will be given to the types of share incentive schemes that might be required by the Company, outside South Africa and Namibia, with a view to presenting a new scheme for adoption at the AGM in 2008.

Employee Share Ownership Trusts
The Group operates a number of Employee Share Ownership Trusts (ESOTs), through which it collateralises some of its obligations under employee share schemes relating to the Company's shares. As there are no remaining obligations under the former Old Mutual Group Achievements (OMGA) Share Incentive Scheme for Senior Managers, the outstanding shares held in the OMGA share trusts were sold during 2006.

The Old Mutual plc Employee Share Trust is used to satisfy awards under the Old Mutual Restricted Share Plan around the Group (excluding South Africa, Namibia and Zimbabwe) and the strategy is to hold shares approximately equal to the number of shares awarded, but not yet vested, at any time. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future awards.

There are various trusts in existence in South Africa and Namibia relating to current and historic share incentive schemes. The strategy for each scheme has historically been to ensure that sufficient shares are acquired to match at least 90% of the obligations of each share incentive grant. However, as a result of the requirements of the BEE transactions in South Africa and Namibia, it was necessary to place shares allotted as part of the transactions in trust immediately, to cover the total annual share grant allocations likely to be made to black participants in the normal course of business up to 2014 and 2016 respectively.

The general practice of the ESOTs shown in the table below (save for the BEE-related trusts) is not to vote shares held at shareholder meetings, although beneficiaries of restricted shares may in principle give directions for those shares to be voted. The Trustees of the OMSA Broad-Based Employee Share Trust, the OMSA Management Incentive Share Trust, the Old Mutual Namibia (OMN) Broad-Based Employee Share Trust and the OMN Management Incentive Trust may vote any unallocated shares held in these trusts.

At 31 December 2006, the following shares in the Company were held in ESOTs.

Trust	Country	Old Mutual plc shares held in trust
Capital Growth Investment Trust[1]	Zimbabwe	1,910,737
Old Mutual plc Employee Share Trust	Guernsey	11,074,150
OMIOPT Limited Trust	South Africa	160,813
OMIOPT Share Trust	South Africa	1,085,226
OMN Broad-Based Employee Share Trust[2]	Namibia	904,224
OMN Management Incentive Trust[2]	Namibia	2,234,800
OMSA Broad-Based Employee Share Trust[3]	South Africa	31,063,497
OMSA Management Incentive Trust[3]	South Africa	83,696,800
OMSA Share Trust	South Africa	63,493,462
Skandia Umbrella Trust (2000)[4]	Jersey	1,166,103
Total		**196,789,812**

Notes:

1 The Capital Growth Investment Trust is used to satisfy restricted share awards or Deferred Delivery Shares in Zimbabwe under a locally run scheme (The Capital Growth Investment Trust). Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

2 The OMN Broad-Based Employee Share Trust and the OMN Management Incentive Trust were established during 2006 to subscribe for and hold shares in the Company in connection with its Namibian BEE ownership transactions. The OMN Broad-Based Employee Share Trust holds shares for the purposes of the Namibian awards under both the OMSA Broad-Based Employee Share Plan and the OMSA Senior Black Management Share Plan, while the OMN Management Incentive Trust holds shares for Namibian awards under the OMSA Management Incentive Share Plan. Awards to white employees in Namibia under the OMSA Management Incentive Share Plan will be settled by the OMSA Share Trust.

3 The OMSA Broad-Based Employee Share Trust and the OMSA Management Incentive Trust were established during 2005 to subscribe for and hold shares in the Company in connection with its South African BEE ownership transactions. The OMSA Broad-Based Employee Share Trust holds shares for the purposes of both the OMSA Broad-Based Employee Share Plan and the OMSA Senior Black Management Share Plan, while the OMSA Management Incentive Trust holds shares for the OMSA Management Incentive Share Plan. Awards to white employees under the OMSA Management Incentive Share Plan continue to be settled by the OMSA Share Trust.

4 The Skandia Umbrella Trust (2000) purchased 1,166,103 shares in the Company to satisfy restricted share awards granted to various senior Skandia employees during 2006. Those shares will be transferred to the Old Mutual plc Employee Share Trust during 2007.

Dilution limits
In accordance with the governing rules of the various share incentive plans, there is a maximum dilution limit of 10% (over a 10-year period) of the Company's issued ordinary share capital under all share incentive plans and a 6% limit (over a 10-year period) under discretionary share incentive plans. Shareholder approval was obtained at the Company's Extraordinary General Meeting on 6 July 2005 for the latter limit to be increased to 6% from its previous level of 5% as a result of the Company's South African BEE ownership transactions.

For the purposes of calculating dilution limits, any awards that are satisfied by transfer of pre-existing issued shares (e.g. shares acquired by market purchase through employee benefit trusts) and any shares comprised in any option that has lapsed are disregarded. The Company complies with these limits at all times.

Subsidiaries' share incentive schemes
The Company's separately-listed subsidiaries, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, have their own share incentive schemes, which are under the control of the Remuneration Committees of their respective boards.

Prior to the acquisition of the Skandia Group, Skandia ran an employee stock option programme. The 2000 Plan and the 2003 Plan both consisted of three separate share option plans. With the exception of certain options granted in 2003, all options had vested prior to the acquisition of Skandia and, following acquisition, the remaining unvested options granted in 2003 vested on 26 January 2006. During 2006, 1,533 Skandia employees exercised a total of 3,998,400 Skandia shares under option and 12,622,000 Skandia shares held under option lapsed. Consequently, from 26 July 2006, there have been no options outstanding under the Skandia programme.

Directors' interests under employee share plans
The following options and rights over shares in the Company were outstanding at 1 January and 31 December 2006 in favour of the executive directors under the employee share schemes described in the "Employee share plans" section above, those granted during 2006 being highlighted in bold and those vested, released or exercised during 2006 being shown in italics.

	Award Type & Plan	Performance targets to be met	Grant Date	At 1 Jan 06	Granted	Exercised/ released	At 31 Dec 06	Exercise price	Share price at date of exercise/ release	Gain made on date of exercise or release	Date exercised or released or from which exercisable or releasable	Expiry or vesting date
J V F Roberts	Option (SOP)	Vested	4 Mar 02	357,000	–	–	357,000	95.25p	–	–	4 Mar 05	4 Mar 08
		Vested	*26 Feb 03*	*788,406*	–	–	*788,406*	*86.25p*	–	–	*26 Feb 06*	*26 Feb 09*
		Yes[1]	3 Mar 04	661,418	–	–	661,418[2]	95.25p	–	–	3 Mar 07	3 Mar 10
		Yes[1]	26 Apr 05	304,348	–	–	304,348	126.5p	–	–	26 Apr 08	26 Apr 11
		Yes[1]	**29 Mar 06**	–	**239,295**	–	**239,295[3]**	**198.5p**	–	–	**29 Mar 09**	**29 Mar 12**
	Total			**2,111,172**	**239,295**	–	**2,350,467**					
	Bonus Match (RSP)	*Vested*	*26 Feb 03*	*69,151*	–	*69,151[4]*	–	–	*193.75p*	*£133.980*	*27Feb 06*	–
		Yes[1]	3 Mar 04	35,695	–	–	35,695[2]	–	–	–	3 Mar 07	3 Mar 07
		Yes[1]	27 Apr 05	173,538	–	–	173,538	–	–	–	27 Apr 08	27 Apr 08
		Yes[1]	**29 Mar 06**	–	**118,976**	–	**118,976[5]**	–	–	–	**29 Mar 09**	**29 Mar 09**
	Total			**278,384**	**118,976**	***69,151***	**328,209**			***£133,980***		
	DSTI (RSP)	Yes[1]	27 Apr 05	109,520	–	–	109,520	–	–	–	27 Apr 08	27 Apr 08
		No	**29 Mar 06**	–	**75,578**	–	**75,578[3]**	–	–	–	**29 Mar 09**	**29 Mar 09**
	Total			**109,520**	**75,578**	–	**185,098**					
	Option (SAYE)	No	27 May 05	9,199	–	–	9,199	103p[6]	–	–	1 Jul 08	31 Dec 08
	Total			**9,199**	–	–	**9,199**					
J H Sutcliffe	Option (SOP)	Vested	4 Mar 02	524,950	–	–	524,950	95.25p	–	–	4 Mar 05	4 Mar 08
		Vested	*26 Feb 03*	*1,159,421*	–	*34,782*	*1,124,639*	*86.25p*	*187.75p*	*£35,304*	*26 Feb 06*	*26 Feb 09*
		Yes[1]	3 Mar 04	944,882	–	–	944,882[2]	95.25p	–	–	3 Mar 07	3 Mar 10
		Yes[1]	26 Apr 05	434,783	–	–	434,783	126.5p	–	–	26 Apr 08	26 Apr 11
		Yes[1]	**29 Mar 06**	–	**352,645**	–	**352,645[3]**	**198.5p**	–	–	**29 Mar 09**	**29 Mar 12**
	Total			**3,064,036**	**352,645**	***34,782***	**3,381,899**			***£35,304***		
	Bonus Match (RSP)	*Vested*	*26 Feb 03*	*155,853*	–	*155,853[4]*	–	–	*193.75p*	*£301,965*	*27 Feb 06*	–
		Yes[1]	3 Mar 04	83,989	–	–	83,989[2]	–	–	–	3 Mar 07	3 Mar 07
		Yes[1]	27 Apr 05	315,933	–	–	315,933	–	–	–	27 Apr 08	27 Apr 08
		Yes[1]	**29 Mar 06**	–	**211,003**	–	**211,003[5]**	–	–	–	**29 Mar 09**	**29 Mar 09**
	Total			**555,775**	**211,003**	***155,853***	**610,925**			***£301,965***		
	DSTI (RSP)	Yes[1]	27 Apr 05	159,508	–	–	159,508	–	–	–	27 Apr 08	27 Apr 08
		No	**29 Mar 06**	–	**107,230**	–	**107,230[3]**	–	–	–	**29 Mar 09**	**29 Mar 09**
	Total			**159,508**	**107,230**	–	**266,738**					
	Option (SAYE)	No	5 Apr 02	19,939	–	–	19,939	83p[7]	–	–	1 Jun 07	30 Nov 07
	Total			**19,939**	–	–	**19,939**					

There have been no changes in the directors' interests in any of the Group's employee share plans between 31 December 2006 and 26 February 2007.

Notes:

1 Subject to the fulfilment of performance targets prescribed by the Committee, under which:
> Options and restricted shares granted in 2004 and 2005 are subject to: (a) as to one half of the shares comprised in each grant, a Sterling-denominated EPS performance target linked to UK RPI; and (b) as to the other half of the shares comprised in each grant, a Rand-denominated EPS performance target linked to SA CPI. Vesting of these awards requires growth in EEV EPS to exceed growth in both UK RPI and SA CPI by between 9% and 12% over the 3-year vesting period.
> Options and restricted shares granted in 2006 are subject to a Sterling-denominated EPS performance target requiring growth in EEV EPS to exceed growth in UK RPI by at least 9% over the 3-year vesting period.
> As a result of the acquisition of Skandia, the Company converted the targets from IFRS EPS-based targets to EEV EPS-based targets, as described in more detail under the "Remuneration policy for Executive Directors" section above.

2 As a result of the successful achievement of EEV EPS-based performance targets, the options and restricted share awards granted on 3 March 2004 will vest in full.

3 Options under the SOP and the deferred STI RSP awards granted on 29 March 2006 were based on the closing middle market price of the Company's shares on the London Stock Exchange on 28 March 2006, namely 198.5p. Awards under the SOP granted to Mr Sutcliffe and Mr Roberts were over shares equal in value to 100% of their respective base salaries at the time of grant.

4 Mr Roberts sold 28,551 of the shares released to cover his income tax and employee National Insurance Contribution liabilities and retained 40,600 shares. Mr Sutcliffe sold 64,360 of the shares released to cover his income tax and employee National Insurance Contribution liabilities and retained 91,493 shares.

5 The number of shares awarded under the RSP bonus match on 29 March 2006 were calculated by reference to a price of 201.75p per share, being the price at which the matching shares were acquired by the Trust.

6 The Sharesave option price was determined as 20% below the average of the Company's share price between 5 and 9 May 2005. The Company's share price at the date of grant (27 May 2005) was 120p.

7 The Sharesave option price was determined as 20% below the average of the Company's share price between 7 and 11 March 2002. The Company's share price at the date of grant (5 April 2002) was 109p.

Company share price performance

The market price of the Company's shares was 174.25p at 29 December 2006 and ranged from a low of 150.75p to a high of 205.75p during 2006.

The following graph shows the total shareholder return, by 31 December 2006, on £100 invested in shares in Old Mutual plc on 31 December 2001 compared with £100 invested in the FTSE 100 Index. The other points are the comparative returns at the intervening financial year ends.

In the opinion of the directors, the FTSE 100 Index is the most appropriate index against which to measure total shareholder return of the Company, as it is an index of which Old Mutual plc is a member and is located where the Company has its primary listing. The Board and Committee also have regard to a variety of other sector-specific comparators in reviewing the Company's performance.

Total shareholder return 2006

Old Mutual plc - total return
(rebased to 100 as at 1 Jan 2002)



250
200
150
100
50
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
1/1/2007
Old Mutual plc
FTSE 100

Source: Datastream

Shareholder approval of the Remuneration Report

An advisory vote on the Remuneration Report will be put to shareholders at the Annual General Meeting on 24 May 2007 in accordance with the Directors' Remuneration Report Regulations 2002.

Rudi Bogni
Chairman of the Remuneration Committee,
on behalf of the Board
26 February 2007

Working together



Sibanye – working together

An enthusiastic assistant showing some of the crafts sold at Sibanye Economic Empowerment shop in Khayelitsha. Sibanye Economic Empowerment is a coalition of non-governmental and community-based organisations located in Khayelitsha, promoting crafts made by HIV-positive people and affected communities in the area. These organisations all have an income-generating component in order to contribute toward their sustainable development

During 2006, our social investment programmes operated principally in the countries where our businesses are located, working with selected charities and other organisations to benefit causes supported by the Group. These included education, health and welfare, local economic development, the environment and the arts. In South Africa particular attention was paid to Black Economic Empowerment (BEE) and HIV/AIDS. The Financial Sector Charter (FSC) targets relating to BEE and transformation continued to be met and exceeded in many areas by the Group's local businesses.

South Africa
Old Mutual South Africa (OMSA)

OMSA is committed to growing and investing in socially responsible business activities, employment equity and diversity, skills development and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. Its Corporate Citizenship programme recognises the value of non-financial performance and social accountability.

The Old Mutual (South Africa) Foundation (the Foundation) is the primary source of funds for OMSA's social investment programme. At the year end, the assets of the Foundation were worth approximately R314 million, including approximately 14.5 million shares in Old Mutual plc.

The Foundation has three major flagship initiatives, the Rural Economic Development Initiative (REDI), the AIDS Orphans Programme and the Staff Volunteer Programme. These programmes have continued to offer help to local communities, to vulnerable children and to OMSA staff who wish to participate in voluntary activities. In 2006, the Foundation spent nearly R25 million on its corporate social investment programmes, out of which R9 million was allocated to these three flagship projects.

Alongside these flagship projects, R6 million was spent on general donations and R7 million provided to three newer initiatives, Product 2 Market, Out of the Box and the Small Farming Programme.

General donations were made to education and community programmes and *ad hoc* donations provided support for local schools and arts and culture programmes. Funding was also channelled to groups offering training and support for the improvement of teaching skills and the provision of resources. In all, R2.5 million was allocated to 43 education projects.

REDI: 2006 was the final year of a six-year plan to support REDI. Over 250 businesses have received financial support, out of which almost 60% are owned by women. New loans in 2006 totalled R1 million. There have been many successes, including the Mont Ayliff Development Agency, which helped three emerging contractors to secure local government contracts valued at R1.5 million.
A number of orphan care programmes have also been established during the six-year life of the programme. In future these orphans will be supported through the vulnerable children's programme, and the craft producers and smallscale framers will be encouraged to participate in other programmes run by the Foundation.

AIDS Orphans Programme: Old Mutual has adopted a four-pronged strategy to address the social and economic challenges caused by the HIV/AIDS epidemic in South Africa. This strategy covers the workplace (employees), the broader community, financial services and advice (customers), and business impacts. The Foundation has worked with a number of organisations in this area, including Heartbeat, NOAH and Helping Hands.

The Foundation's AIDS Orphans Programme co-sponsored NOAH's annual fund-raising event in 2006, which raised R750,000 to support two arks in KwaZulu-Natal. The projects between them currently support over 900 children and the number continues to grow.

Heartbeat and the Foundation jointly support two learning centres. Support from the Foundation allows Heartbeat to work on a community-based orphan and vulnerable children care model, which supports over 1,300 orphans. The learning centres create materials aligned with the Health and Welfare SETA unit standards, which are used in the centres to train and mentor staff and careworkers.

Overall, the Foundation supports more than 5,000 orphans on a daily basis.

Staff Volunteer Programme: The Staff Volunteer Programme consists of the Staff Community Builder Programme, "Adopt an Orphan" and the Staff Charity Fund.

During 2006, 114 projects were approved by the Staff Community Builder Programme, resulting in over R1.9 million being allocated to the community.

Fourteen organisations were supported through the Staff Charity Fund this year, with a total of nearly R300,000 being distributed to causes such as abused children, HIV/AIDS charities, the elderly and animal welfare groups.

Care and Share Week was supported again during 2006 and The Greater Good SA Trust has been engaged to assist the Foundation in identifying projects with which staff members can become involved.

The Adopt an Orphan programme encourages staff to commit a regular amount of R50 per month (matched Rand for Rand by the Foundation) towards the care and support of vulnerable children. The Foundation's partner organisation, Heartbeat, manages the administration of funds towards the nearly 800 children in the programme. The funding supports their educational and welfare needs.

New initiatives during 2006: Under the Product 2 Market initiative, exhibition pieces made by twenty master craftsmen during their six weeks' training are now exhibited at Spier Vineyard's exhibition room. The Corporate Gift Warehouse, another component of Product 2 Market, was launched at the start of 2007. This warehouse, situated in Cape Town, aims to become a sustainable market for producers of craft and decorative items.

The Out of the Box Environmental Education Programme has 120 participating schools in four provinces, Eastern Cape, Gauteng, KwaZulu-Natal and Western Cape. There are over 1,000 teachers involved in the programme, with some 40,000 students under their care. Four service providers have assisted the Foundation in delivering the programme to schools, ECO Schools, the Maths Centre, the Primary Science Programme and the Schools Development Unit. In total more than 1,000 kits have been distributed to participating schools.

Several small-scale farming projects were set up during 2006 in partnership with the Organic Farms Group in KwaZulu-Natal, Limpopo, Western Cape, Gauteng and Free State. Numerous training programmes were undertaken and good relationships built with various Government Departments. Among these activities were courses on growing organic crops commercially, which have been attended by nearly 700 farmers.

BEE: OMSA is committed to broad-based empowerment and to being rated an 'A' performer as measured by the FSC. Initiatives continue to be implemented to develop staff, particularly in the area of black management and leadership, and to ensure that black staff are supported in their roles as leaders in the Group. Other objectives of these initiatives are to contribute to the building of a strong and stable society and democracy through sound infrastructural investments, to facilitate the entry of black entrepreneurs into corporate South Africa through structuring and investing in BEE deals, and to make direct investments into communities and society at large.

OMSA has a good track record in each of these areas, having already set the industry benchmark in infrastructural investment, corporate social investment, staff development and training, and the creation of a diverse workplace.

The black business partners introduced to the Company as a result of the empowerment transactions entered into with the Brimstone and WIPHOLD consortia during 2005 have had a marked impact on the overall transformation strategies of OMSA. These partners have played a key advisory role in diverse areas such as small and medium company development, skills development, stakeholder relations, and product development. All parties remain committed to the performance contracts entered into as part of those transactions and these should continue to position OMSA as a leading proponent of transformation within the South African context.

Further information on OMSA's BEE programmes and their alignment to the FSC will be contained in OMSA's Corporate Citizenship Report for 2006, which is expected to be available on the Company's website, *www.oldmutual.com*, from April 2007. It will also be obtainable upon request from the Public Affairs Manager, Old Mutual (South Africa), P.O. Box 66, Cape Town 8000 and from the Corporate Social Responsibility Manager, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG.

Nedbank Group

Nedbank Group (Nedbank) contributed over R42m to community projects during 2006. These were carried out mainly through the Nedbank Foundation, which spent R30.2 million to support over 200 projects in the areas of welfare, community development, economic development, heritage, arts and culture, and education, with the largest contribution going to the last of these. The Nedbank Foundation's contribution was double the level required by the FSC.

Nedbank aims to help meet the challenge of giving all South African children a good education. Through its focus on rural school development, the Nedbank Foundation has made significant investments to provide better learning facilities for some of the country's most needy communities. The organisation has been involved in early-childhood development initiatives, building and refurbishing crèches, and providing learning tools for pre-schools. In addition, the Foundation invests heavily to provide decent learning environments for children through its extensive school refurbishment and classroom donation programme, including through the upgrading of the buildings and construction of additional classrooms at existing schools in rural areas. It has also constructed new schools in collaboration with provincial education departments. To date the Foundation has invested over R7 million in such initiatives.

Nedbank is an important sponsor of Readathon, a reading and literacy inspiration project run by READ. Another project that has received support in this area is the Sparrow Educational Trust, which was founded in 1990 to provide accessible, specialised education to disadvantaged people with learning difficulties.

HIV/AIDS: Nedbank's health strategy focuses on prevention of HIV/AIDS among the uninfected and on positive living for those who are infected. Prevention involves educational work, while the positive living programme aims to extend life expectancy and the quality of life of those living with the virus. The group helps children who have been left vulnerable by the pandemic, as well as those living with the disease, and employees are encouraged to become personally involved in HIV/AIDS projects.

Nedbank is continuing to work with the Department of Housing and Social Development to establish 75 home-based care facilities to help HIV/AIDS orphans. The group has undertaken to provide the Department with a number of properties in possession at nominal cost. The proceeds will go to an endowment fund, owned and administered by non–profit organisations.

The group is also involved in the fight against HIV/AIDS through donations to the Johannesburg Child Welfare Society, Lerator Love Home, Cotlands Baby Sanctuary, Jan Hofmeyr Emdeni Children's Home, Hospice in Soweto, McCord Hospital and Sparrow Ministries. The Nedbank Foundation is the corporate sponsor of the KwaMashu-based Ramakrisma Centre, which takes care of terminally ill women and children suffering from HIV/AIDS.

Through its economic development work, the Nedbank Foundation directly addresses another important South African national priority, job generation, by helping people to improve their skills. Women and out-of-school young are a particular focus of the programme. Skills development involves technical training in useful artisan trades and certification for competence. It is involved in job generation and enterprise development by providing temporary funding and seed capital towards equipment, tools, assets of trade and premises of small and micro enterprises. Nedbank also supports the ICT Programme, which provides computer skills and technical training for out-of-school youth, with the aim of enabling them to find employment or start a sustainable business of their own.

Employee participation: Nedbank prides itself on the involvement of many of its employees in charitable activities. It strives to facilitate and encourage this by providing time, energy, talent and leadership skills. Team Challenge is an example of this, being a team-based, community-focused initiative designed to give employees the opportunity to win a share of R200,000 for their favoured causes. During 2006, support was provided through this initiative to The Florida Baby Care Centre, which cares for abandoned and HIV-positive babies, and The Blesses Place of Safety, a shelter for orphaned and abandoned children.

The Local Hero programme was launched to recognise those employees who make a difference in their communities through volunteer work. It supports and showcases the efforts of these individuals, thereby furthering a culture of employee involvement and caring. The qualifying criteria are stringent and the commitment from the staff member must be long-term.

Foundation/Trusts: The BoE Education Foundation and BoE Charitable Trust provided R3.5m of support to projects in education and welfare during 2006, focusing especially on the Gauteng, Western Cape and KwaZulu-Natal regions. Over R450,000 was distributed by these bodies to projects focusing on early education, environmental education and welfare. The Nedbank Foundation works in conjunction with staff to support many awareness days and public fund-raising events, such as the Angel Tree project and a Walk-a-Block, a new cancer-related fundraising initiative.

Nedbank has had a long association with sport for the disabled, the highlight being the annual Nedbank Championships for the Physically Disabled. These Championships support Nedbank's continuing sponsorship of the South African Paralympic team, which will compete in Beijing in 2008. Additional support is provided through sponsorship of the technical excellence programme aimed at improving and sustaining the skills of officials. Nedbank was delighted that a group of disabled golfers was able to attend the highlight of the local golfing calendar, the annual Nedbank Group Golf Challenge held at Sun City. R1 million was raised for sports development at the Sports Trust Challenge played immediately after the main event.

The Nedbank Green, Sport, Arts and Children's Affinities continued to operate during 2006. These operate in conjunction with affinity bank accounts opened and operated by Nedbank's customers, with donations by the Company based on the levels of usage of these accounts. Together they have donated nearly R100 million to environmental, sports, art and children's projects since they began.

The Green Trust focuses on community-based conservation and operates in conjunction with WWF-SA's Conservation Division. The Trust has funded over 140 major conservation projects, including the Southern African Sustainable Seafood Initiative, which aims to conserve over-exploited seafood species and the Wild Dog Project, a three-year project in KwaZulu-Natal to track the movement patterns of wild dogs.

The Sports Trust donated over R800,000 during 2006 to support around 35 projects, including the N&A Sports Academy, which distributes sport equipment to schools in areas such as Nyanga, Gugulethu and Crossroads.

Donations from the Nedbank Arts & Culture Trust exceeded R850,000. Among the recipients was the South African Museum of Cultural History for its work on promoting indigenous cultural heritage and knowledge systems.

The Nedbank Children's Affinity was launched in July 2005, in partnership with the Nelson Mandela Children's Fund (NMCF), which works to improve the quality of life for South Africa's children and youth. It is the largest non-profit organisation dedicated to children in South Africa. The fund supports more than 31,000 orphans and vulnerable children through its education programmes. During 2006, Nedbank Group and the Children's Affinity clients donated nearly R1.6 million to the NMCF.

Nedbank's commitment to the communities in which it operates and to environmental engagement were recognised by its being voted as the Emerging Markets Corporate Social Responsibility Bank of the Year by the Banker Awards in 2006.

BEE: As one of the signatories to the FSC, Nedbank remains committed to meeting and exceeding the requirements of the FSC and to achieving the ideals of transformation and implementing BEE initiatives under the FSC within acceptable risk parameters. The group has taken a number of steps to ensure this. The organisation's philosophy is to differentiate itself in terms of its BEE approach by strengthening existing BEE relationships throughout the group, creating new relationships among established and new BEE players in the market and by supporting emerging BEE players. More information on Nedbank's approach to the FSC and BEE, as well as further details of the projects supported by the Nedbank Foundation, will be provided in its Sustainability Report, which will be published in April 2007. This Report will be available on its website, *www.nedbank.co.za*, and also upon request from the Senior Manager, Corporate Governance and Sustainability, Nedbank Group Limited, P.O. Box 1144, Sandton 2196, South Africa.

Mutual & Federal

During 2006, Mutual & Federal spent R1.7 million on Corporate Social Investment (CSI). Funds were donated to 27 different organisations, focusing on the areas of education, health and welfare, road traffic safety, crime prevention and conservation.

The main objective of the company's CSI programme is to contribute to the creation of a stable and prosperous society by making a difference to the lives of as many people as possible and supporting projects that contribute to a stable society. As a large corporate in a developing economy, Mutual & Federal also understands its responsibility towards the community it serves and aims to participate in the process of upliftment for the benefit of all South Africans.

Crime prevention and road traffic safety remain key focus areas of Mutual & Federal's CSI programme, not only because of the direct impact on the Company's business, but also because of the detrimental impact these issues have on the South African economy.

Through its sponsorship of publication of the South African Cricket Annual as well as the Annual Cricket Awards, Mutual & Federal has built a strong relationship with the cricketing authorities in South Africa. Including the funds it donates to the Reach for a Dream organisation and for cricket development, its sponsorship amounts to around R1 million per annum. It also sponsors the Universities Boat Race held annually in the Eastern Cape.

The Mutual & Federal Community Trust supports organisations or initiatives that help AIDS orphans, vulnerable children and child-headed families and that promote youth empowerment. During 2006, a number of suitable projects were selected and the first payments were made to four organisations, amounting to R1 million.

Rest of Africa

Namibia: The Old Mutual Namibia Foundation remains committed to being a good corporate citizen and to helping to create sustainable livelihoods in Namibia. The Foundation tries to ensure that, through mutual understanding and responsible behaviour, the role of business in building a better future is recognised and encouraged. Its agenda is tailored to meet the Company's social priorities by supporting education, health and welfare and accelerating the transition to a sustainable way of life in local communities.

During 2006, over N$1,500,000 was spent on existing projects as well as new partnerships. Among the projects supported were the Mathematics Project in conjunction with Nedbank for the upliftment of mathematics in rural areas.

In the health and welfare area, support continued to be provided for the Namibian Cancer Association. In addition, a donation of N$300,000 was made to help address some of the health and infrastructure problems arising from the polio epidemic that affected Namibia during 2006, including assistance for polio immunisation campaigns.

Old Mutual Namibia also supported a road safety campaign during the year.

At the end of 2006, the Namibian Foundation had assets of nearly N$13 million, including 170,000 shares in Old Mutual plc.

BEE: In September 2006, the Old Mutual Group announced BEE transactions in Namibia, which resulted in a broad range of black stakeholders acquiring ownership of N$308 million-worth of the Group's Namibian businesses. There were three separate, but interdependent, BEE transactions for Old Mutual Namibia, Nedbank Namibia and Mutual & Federal Namibia.

Overall black equity ownership in Old Mutual's Namibian operations was increased as a result of these transactions by 12.64%, comprising 13.31% of the value of the Old Mutual Namibia business, 11.13% of the value of the Nedbank Namibia business and 11.42% of the value of the Mutual & Federal Namibia business.

The transactions included employees, strategic business partners, distributors, trade union members and their families, women's organisations and church groups. It is estimated that over 250,000 black Namibians will benefit directly or indirectly from them.

Three business consortia were carefully selected from different parts of Namibia as Strategic Business Partners on the basis that they would have the ability to add value to the current businesses by attracting new clients. These consortia are all broad-based, have empowerment credentials, demonstrate strong leadership, share the Group's values and have relevant financial services experience. The Group also selected Strategic Community Partners, notably Women's Action for Development and a consortium of large church groups, as active partners to grow the businesses and contribute to the development of communities across Namibia. The agreements with these partners include detailed measurable performance contracts with significant financial incentives for delivery, which require a substantial commitment of time and energy on their part.

These empowerment deals were an important step in the journey towards transformation of the Group's Namibian businesses.

Zimbabwe: During 2006, Old Mutual Zimbabwe continued to support projects under its structured social responsibility programme, including community projects, arts and culture programmes and business and education programmes.

The Jarios Jiri centre continued to receive support in 2006, including projects to generate income to aid security for the centre. Old Mutual Zimbabwe staff were involved in a sponsored walk for Jarios Jiri, raising Z$500,000 towards refurbishment of children's facilities.

Highfield, one of Harare's high-density suburbs, received a donation of over Z$3.5 million to establish a Technology Centre at its library to provide services to schoolchildren and the general community.

Old Mutual Zimbabwe also supported the BOOST Fellowship, a non-profit organisation that aims to help students adopt a "possibility-oriented" approach to life, and to help them find ways to build successful futures for themselves and their communities. Among the initiatives supported by the Company was a National Leadership Conference to train student leaders and their faculty advisers how to establish and run a successful BOOST organisation.

Bulawayo Island Hospice received Z$100,000 to enable it to meet salaries of its nurses. A similar amount was donated to the Cancer Association of Zimbabwe to support its fight against cancer.

Old Mutual Zimbabwe provided Z$2 million during the year to support a major regeneration of the Reps Theatre in Harare, which is a major arts and entertainment centre in the city.

Growing economics



Organic farms

The Old Mutual Foundation has worked closely with the Organic Farms Group over the past two years to establish co-operative growing schemes on community land for farmers who have been through its organic farming training programme

Here Wellington, one farmer who has been through the training programme, proudly shares his experience and success

Old Mutual Zimbabwe has agreed to continue its sponsorship of the Zimbabwe cricket team until the end of 2007. The Group believes that it remains important to support the development of cricket in Zimbabwe.

At the end of the year, the Zimbabwe Foundation had assets of Z$11.75 billion, including 1,400,000 shares in Old Mutual plc.

Malawi: Old Mutual Malawi continued during 2006 to support a number of projects in the education and health sectors. Total donations of MK3 million were made to various organisations and schools. Sponsorship support was provided to the National Women's Football Association to promote women's football in Malawi, to the Rotary Club of Lilongwe and to the Malawi Blood Transfusion Service for its Youth Wing to participate in the International Society for Blood Transfusion Congress in Cape Town.

Old Mutual continued to sponsor the best medical students of each class at the College of Medicine at the University of Malawi. The prizes given to the students increased by 28% in 2006. Donations were also given to NAPHAM, an organisation for people living positively with HIV/AIDS, for several of its projects.

Funds were donated to the Rotary Club of Blantyre to support the drilling of a borehole at Chimwemwe Orphanage centre for HIV-positive children. The Aged Society of Malawi continued to be supported by Old Mutual for its project to support the elderly in the country.

At the end of the year, the Malawi Foundation had assets of nearly MK94 million, including 190,000 shares in Old Mutual plc.

Kenya: Old Mutual Kenya staff supported numerous projects in 2006, including Kilimani Primary School for the visually impaired. Old Mutual also launched a mentorship programme, which features internship opportunities for the students and training for pupils and teachers in goal-setting and includes visits to Old Mutual's headquarters in Nairobi.

The World Hope Centre also received support in 2006. The centre is a community-based organisation working in the Kawangware slums on the outskirts of Nairobi, involving residents in various projects, especially in education and sports. Old Mutual staff helped it to organise a highly successful sports day, featuring basketball and soccer, and also donated sports equipment and food. Further activities have been scheduled in what will be a continuing programme.

USA

Old Mutual Asset Management (OMAM): OMAM remains committed to supporting local communities in need around its Boston headquarters and member firm locations through its employee-run Charitable Foundation. The OMAM Charitable Foundation continued to focus its efforts during 2006 on four target areas, community, healthcare, homelessness and emergency/crisis intervention. It strove to make meaningful contributions to its partner organisations, with direct gifts of over $175,000.

Among the causes supported were national organisations such as City Year, Boys and Girls Club of America, and the United Way, as well as local organisations including the Pine Street Inn, Home for Little Wanderers, Rosie's Place, Women of Means, Champions for Children and the Massachusetts Society for the Prevention of Cruelty to Children.

In addition to making monetary grants through its Charitable Foundation, OMAM seeks to promote staff involvement by encouraging employees to take advantage of their paid volunteer day, sponsoring company-wide charitable events and matching personal charitable gifts from Foundation assets.

During the year, OMAM employees lent their support to Daffodil Day benefiting the American Cancer Society, Lee Denim Day benefiting the Susan G. Komen Foundation, and a toy drive benefiting the children at the Home for Little Wanderers.

Old Mutual Financial Network (OMFN): The Group's US Life business, OMFN, made significant contributions to a number of worthy organisations during 2006. Employee gifts to charitable organisations were matched by OMFN through its matching programme on a dollar-for-dollar basis up to an annual limit of $1,000. During 2006, nearly 70 projects and/or organisations were supported in this way, with the focus being on education, health and community issues. Organisations that received donations included the Maryland Food Bank, the Leukaemia & Lymphoma Society, National MS Society, Habitat for Humanity, Special Olympics, Ride across Maryland and the Johns Hopkins Children's Centre. Total funds generated by employees, and subsequently matched by the Company, amounted to over $20,000.

OMFN hosted its second annual charity golf challenge during October 2006 at the North Fulton Golf Course in Atlanta, Georgia. The event attracted 60 golfing enthusiasts and several volunteers working and playing to benefit Relay for Life and The American Cancer Society. Through generous golf hole sponsorships and cash contributions, the event raised over $30,000 for cancer research.

From a corporate perspective, OMFN focused its support on local organisations including Rebuilding Together, a non-profit organisation that works with local businesses and community associations to repair and rehabilitate the homes of low-income, elderly or disabled homeowners. The Company's contribution to the University of Baltimore goes directly to the Baltimore City Scholars and Leadership programme. The Institute of Human Virology will help AIDS and HIV patients better understand the disease and possible treatments. OMFN also supported Big Brother Big Sisters, Ronald McDonald House, American Red Cross, and the American Film Institute. Corporate contributions totalled $22,500.

Skandia

Skandia's business concept is to meet people's need for financial security, with corporate social responsibility playing an integral role in the business.

Nordic: The flagship project for the Nordic region is Ideas for Life. Started in 1987, Ideas for Life works preventively and long-term, providing activities for children and youth organised under the guidance of parents and teachers. The work takes place in close co-operation with municipalities, schools and other organisations. The Ideas for Life Organisation consists of a central unit through which co-operation projects are directed by a project co-ordinator. Skandia offers professional guidance and support, but also financial support depending on the objective of the project.

The business community's credibility in social issues is based on a long-term effort and genuine commitment. Awareness of responsibility for social development – and the willingness to accept this responsibility – are deeply rooted in Skandia. Each month, hundreds of Skandia employees devote many working hours to Ideas for Life activities for children and young people. Their dedication is essential and of central importance.

Through Ideas for Life, Skandia Nordic is also conducting active community work under the Umbrella Project. Affiliated with EQUAL, the EU-financed diversity initiative, Umbrella aims to use opinion-shaping activities to increase knowledge about diversity and all forms of discrimination in the workplace. Skandia's goal is to be an active voice in the debate and to influence behaviours and attitude on diversity issues. As a partner, Skandia is primarily involved in the publication and spread of information as well as participating in seminars on diversity.

Europe and Latin America: Skandia Switzerland supported a wide variety of charities and causes in 2006, including participation in the "Hard Work in the Alps" initiative, where employees helped farmers work their land. Skandia donated these workers days. In Spain, staff gave over €15,700 through direct contributions and donations linked to their Christmas cards. Over €5,300 was donated to Oxfam to help buy Christmas presents for local good causes. In Poland, Skandia supported a family football picnic along with the Scandinavian Polish Chamber of Commerce. Every year Skandia Vita in Italy donates money for the distribution of Christmas gifts to social associations and in 2006 money was also donated to Un Altro Mondo for its activities in a school in Senegal. Each member of the Skandia Germany Steering Group gave one week to work in a social institute in Berlin. Support was also provided through donations of equipment and consulting services. €10,000 was given to Schmetterlingskinder in Austria, a charity that supports children with Epidermolysis Bullosa, a rare genetic condition that leaves them with extremely fragile skin.

Skandia's staff in Colombia launched the Skandia Cultural Centre in 2006, a corporate initiative that looks to promote culture through music, painting and visual arts. 2006 saw ten different activities focused on a range of ages from children to retirees. Alongside this programme there was also support for financial education. Skandia worked closely with the media to initiate activities to promote a culture of saving and financial planning. To support work with adults, Skandia has also published some reports to aid children to learn about money, and workshops are run on personal finance planning. In Chile, staff clubbed together to run a Christmas party for disadvantaged children from the suburbs of Santiago. Skandia Mexico runs a large-scale project working with children with cancer. This programme, which is run in association with Casa de la Amistad, supports them through their treatment and helps them to continue their education.

Skandia UK: Skandia UK gave over £25,000 to charities through employee support and matching during 2006. The largest recipient was Hampshire Air Ambulance, which received just under £10,000 from staff and another £5,000 in matching from Skandia. Another charity supported by Skandia UK was the Teenage Cancer Trust, which builds cancer units for teenagers in hospitals. The third charity supported by the staff at Skandia UK was Children in Need. In total over £3,600 was donated through the fund-raising efforts of staff at the Southampton Office.

Skandia UK is the title sponsor for the annual sailing regatta at Cowes, known as Skandia Cowes Week, which is one the largest, longest-running and most prestigious international sailing regattas in the world. Around 1,000 boats take part each year.

Old Mutual plc and Old Mutual Asset Managers (UK)

Schools project: 2006 was the final year of the UK/SA schools twinning project, a partnership between Old Mutual plc and the British Council involving six schools from the London Borough of Southwark and six schools in the Cape Town area.

The programme aims to provide a unique opportunity for the twelve schools involved to enrich the learning process by introducing an international dimension into the lives of the children, their teachers, parents and the wider communities. Part of the success of this programme lies in the fact that the partnership activities do not stand alone, but are integrated into the curriculum and the wider aims of the school so that their contribution can be delivered in a strategic and co-ordinated way. The focus of the work remains on mathematics and science. The final year has seen the culmination of many projects in the schools, from cultural awareness programmes to the differing aspects of how maths is incorporated into the curriculum. Teachers and pupils alike have spoken of what they have gained from being part of the programme and some of the partnerships will continue after our involvement ceases.

Old Mutual plc staff continued to participate in a volunteering programme, working with children in the schools from the twinning programme. Volunteers regularly visited four of the London schools during 2006 to work with children who either needed support in maths or were gifted and could benefit from additional tutoring. Old Mutual also supported music workshops in the schools in conjunction with musicians from the City of London Sinfonia.

Staff matching: A staff matching scheme, which supports Old Mutual employees in their own activities in relation to good causes, was run through the Bermuda Foundation in 2006. Money was raised for a wide range of charities, including Water Aid, The Anthony Nolan Trust and Walk the Walk. Staff also supported various national fund-raising days including Jeans 4 Genes, Wear it Pink and Children in Need. Funds raised at these events were matched by the Bermuda Foundation.

General donations: *Ad hoc* donations were made throughout the year. Projects that received support included Books for Schools, under which Old Mutual funded a crate of books to be sent out to South Africa for use in schools and libraries. The Victoria Girls School Choir received support for a tour, enabling it to take part in two music festivals in Europe. Crisis, the charity that works to fight homelessness and to empower people to fulfil their potential, received support in a number of ways throughout 2006. A team of staff took part in the Crisis Square Mile Run in June 2006 and Old Mutual donated money to Crisis for every member of staff that took part. Another team from Old Mutual participated in the Marie Curie Brain Game, emerging as the winners.

Old Mutual took part in the Crisis Christmas Card Challenge, making a donation to Crisis in lieu of sending physical Christmas cards.

Staff chose Crisis, along with Cancer Research UK and the RSPCA, as the three charities to receive £10,000 each from the Bermuda Foundation through the Staff Charity Vote for the year.

Old Mutual plc continued its support for the Nelson Mandela Foundation, which aims to promote and enable the growth of human fulfilment and the continuous expansion of the frontiers of freedom through four programme areas, The Nelson Mandela Centre of Memory and Commemoration, a Lecture and Seminar Series, HIV/AIDS projects and Education and Rural Development. Old Mutual plc has committed to give £1 million to this Foundation over five years.

Investing in the future



Enriching the learning process

→ Bringing creative music activities to children at the partnership schools supported by Old Mutual. In 2006, Old Mutual's support enabled pupils at London schools in the UK/SA twinning project to participate in music workshops run by musicians from the City of London Sinfonia. The musicians worked with the schools' curriculum to develop the learning process and to offer a chance for the children to be creative with music that they would not normally be offered

It was agreed during the year that the Bermuda Foundation would support the Chairman's Scholarship fund. This fund is run in association with the Centre for Financial and Management Studies at the School of Oriental and African Studies at the University of London. Old Mutual has agreed to support a number of students on selected courses such as the MSc Financial Management, MSc Financial Economics or the Postgraduate Diploma in Economic Principles. Support will begin in 2007 and last for the duration of the students' courses.

At the end of 2006, the Bermuda Foundation had assets of over £6.3 million, including 3,650,000 shares in Old Mutual plc.

OMAM (UK): OMAM (UK)'s Corporate Charitable Giving programme supported a number of charitable causes during the year, including Wateraid, Whizz Kids, Children with Leukaemia, Leukaemia Research, the Stroke Association, Scene and Heard, and Fairhaven Trust.

OMAM (UK) staff also participated in Jeans for Genes and Breast Cancer Awareness charity days, with the company matching the total personal contributions given to both charities.

Again this year, instead of sending traditional Christmas cards, OMAM (UK) made a donation to Save the Children.

Environment

As a financial services provider, the Group's primary aim is to meet the financial needs of its clients. In doing so, the Group recognises that it has an impact on the environment, both directly through the running of its offices and indirectly through meeting the investment needs of its clients. The Group introduced its environmental policy five years ago. Mr Christopher Collins, the Chairman of Old Mutual plc, has been designated as the member of the Board responsible for the Group's environmental performance.

2006 was a year of growth for the Group and involved the further rolling-out of the Group's policies in this and other areas. The integration of Skandia and a programme to raise environmental awareness were the main areas of focus for 2006.

A CSR conference was held in June 2006, one day of which was devoted to a discussion of the environmental issues facing the Group and how these should be addressed.

At each business unit, objectives have been set and individuals named to oversee environmental issues. Monitoring and reporting against Key Performance Indicators (KPIs) fall under these individuals' remit and this discipline is, where possible, applied across the Group. The Group's KPIs and environmental targets are reviewed annually to ensure their continuing appropriateness. Reporting against these targets is published by the business units in their individual reports. At Group level, annual comparable data is collated and disclosed to rating agencies and other regulatory bodies.

The Group's environmental objectives are:

- to ensure compliance at local, national and international levels
- to minimise the consumption of energy, water and materials across operations
- to minimise solid waste generation by waste re-use and recycling wherever possible
- to avoid the use of materials that may cause harm to the environment
- to promote internal awareness of environmental issues with staff
- to support environmental initiatives by employees and relevant external groups.

These objectives are applied across the Group at the business unit level, using best practice in environmental management. Where appropriate, business units have introduced policies more specifically tailored to their particular operations.

Energy use

Across Old Mutual's sites, energy use is tracked and reported centrally. Many buildings where an Old Mutual company is the owner-occupier have undergone energy efficiency reviews and any recommendations received have been investigated. Energy use in the property portfolio managed by Old Mutual Properties in South Africa is also tracked and more information on the resource use of these buildings is included in the OMSA's Corporate Citizenship Report. Where Old Mutual is not an owner-occupier, efficiency drives are still undertaken at many of the buildings.

Water consumption

Old Mutual measures water consumption across the Group. Figures show a rise in water consumption over the year. This is due to the introduction of air conditioning units at some of the offices, which has a significant effect on water use. In response to the rise, awareness programmes have been introduced in some offices to highlight activities that staff can undertake to reduce the level of water consumption. Further water reduction programmes will be pursued in 2007, with the aim of reducing consumption and meeting targets set around the business units.

Waste production

With the aim of reducing waste production across the Group, many operations have recycling facilities in place for a variety of substances. We track both the amount of waste generated and that which is recycled. We look for ways to re-use furniture and equipment that is not longer required and dispose of all equipment in line with applicable legislation. To reduce the production of waste at the London head office, staff are encouraged to double-side their printing and only print documents when necessary. Recycling bins are in place around the office for all kinds of paper and plastic, and cans and glass can also be recycled. As the head lessee of Old Mutual Place in London, Old Mutual plc also works with its subtenants to support recycling schemes and environmental awareness-raising throughout the building.

Climate change

Old Mutual recognises that climate change is a major issue and affects the financial sector both directly thorough the offices it runs and indirectly through its businesses. Old Mutual is committed to reducing its carbon footprint and plans to do this through a carbon management programme.

At the beginning of 2007 Old Mutual became a signatory to The Carbon Disclosure Project (CDP), a global initiative that informs investors on issues of climate change. Nedbank Group is also a signatory to the CDP.

Hazardous materials

The Group has little contact with materials that could do great damage to the environment. It has ensured, where relevant, that it has avoided using materials that may cause harm.

Environmental management

The integration of Skandia has increased the level to which the Group communicates through Environmental Management Systems (EMSs). The EMSs that the Group has in place follow ISO14001 guidelines. Currently over 50% of the Group has EMSs in place. Many follow ISO14001 guidelines, although not all are certified. Data is regularly gathered and performance against site objectives and targets is monitored and audited. Data disclosure from the systems in place occurs at both OMSA and Nedbank, which each report separately on resource use in their Corporate *Citizenship and Sustainability Reports.* Data from the systems is collated centrally and work will continue to align Skandia's systems to those in place across the rest of the Old Mutual Group.

Reporting and benchmarking

Old Mutual plc is a member of the FTSE4Good Index, the selection criteria for which include working towards environmental sustainability, developing positive relationships with stakeholders, and upholding and supporting universal human rights.

Old Mutual and Nedbank Group are also each included in the JSE's Socially Responsible Investment Index, with Nedbank Group ranked first in the low environmental impact category. This Index measures participant companies' commitment and performance against a triple bottom line of sustainability in terms of environmental, economic and social impacts.

Nedbank Group has also been listed on the Dow Jones World Sustainability Index (DJSI) for a second year. The DJSI was the world's first benchmark to track the performance of leading companies in terms of corporate sustainability. Nedbank Group is one of only four companies with a primary listing in South Africa to be listed in the Index.

Old Mutual has withdrawn from the Business in the Community (BITC) Index for Corporate Responsibility. Although useful to help structure internal reporting, it has been agreed that, across the Old Mutual Group, the focus will instead be on the FTSE4Good Index and that all relevant business units will be required to comply, as a minimum, with the FTSE4Good requirements. Business units may, however, also participate in other indices or benchmarking surveys if they consider this appropriate.

Health & safety

The Group recognises its obligation to supply its employees with a safe and clean working environment. Data on health and safety compliance are collated and reported to the Board twice yearly via Mr Christopher Collins, the director responsible.

Nedbank Group and Old Mutual are aware of the risk of robberies and attacks at their banking businesses and work continually to improve their systems to minimise the risk to their employees.

During 2006 there was one work-related fatality in the Group when a Nedbank employee was involved in a road traffic accident. No other material health or safety issues were reported from around the Group over the year.

Code of business conduct/ethics and human rights

As part of the Group's commitment to being a good corporate citizen, it has committed to observe proper practices in the areas of human rights.

The Group has also adopted and aims to abide by a Code of Business Conduct/Ethics. The Code includes information on relations with customers, suppliers, intermediaries, shareholders and investors, employees, government and the local community, competitors and compliance issues. The Code can be viewed on Old Mutual plc's website and is also on the Old Mutual intranet for staff. The Code of Business Conduct/Ethics supports the ILO Core Labour Standards, covering issues such as equal opportunities and freedom of association. The Group does not support forced labour or child labour in any of its operations.

The Group Company Secretary has responsibility for the Code of Business Conduct/Ethics. As human rights statements exist within that Code, any suspected breach will be dealt with through the appropriate risk functions and the Audit and Risk committees that are in place around the Group. These also enable matters to be suitably escalated to the Group Audit and Risk Committee, where warranted.

Martin C Murray
Group Company Secretary
26 February 2007

Statement of directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Parent Company financial statements on the same basis.

The Group and Parent Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the Parent Company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

We have audited the Group and Parent Company financial statements (the "financial statements") of Old Mutual plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow statements, the Consolidated and Parent Company Statement of changes in equity and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 81.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Chief Executive's Statement on pages 5-8, and Group Finance Director's Report on pages 16-42. In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

> the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
> the Parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Parent Company's affairs as at 31 December 2006;
> the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
> the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB
Registered Auditor
26 February 2007

Consolidated income statement
For the year ended 31 December 2006

	Notes	£m Year ended 31 December 2006	Year ended 31 December 2005
Revenue			
Gross earned premiums	3(iii)	4,713	4,473
Outward reinsurance		(267)	(197)
Net earned premiums		4,446	4,276
Investment income (net of investment losses)	8	10,439	6,569
Banking interest and similar income	9	2,441	2,018
Fee and commission income, and income from service activities	10	2,262	1,274
Other income		324	215
Share of associated undertakings' profit after tax		6	17
Total revenues		19,918	14,369
Expenses			
Claims and benefits (including change in insurance contract provisions)		(7,999)	(7,795)
Reinsurance recoveries		245	226
Net claims and benefits incurred		(7,754)	(7,569)
Change in investment contract liabilities		(4,655)	(1,202)
Losses on loans and advances		(123)	(103)
Finance costs (including interest and similar expenses)	11	(91)	(40)
Banking interest expense	12	(1,461)	(1,254)
Fees and commission expense, and other acquisition costs	13	(714)	(389)
Other operating and administrative expenses	14	(2,826)	(2,155)
Change in third party interest in consolidated funds		(278)	(80)
Goodwill impairment	4(ii)	(8)	(5)
Amortisation of PVIF and other acquired intangibles	4(ii)	(379)	(24)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	85	58
Total expenses		(18,204)	(12,763)
Profit before tax		1,714	1,606
Income tax expense	5(i)	(621)	(484)
Profit for the financial year		1,093	1,122
Profit for the financial year attributable to:			
Equity holders of the parent		836	867
Minority interests			
Ordinary shares	6	207	203
Preferred securities	6	50	52
Profit for the financial year		1,093	1,122

Earnings per share		Pence Year ended 31 December 2006	Year ended 31 December 2005
Basic earnings per ordinary share	7(i)	17.0	25.1
Diluted earnings per ordinary share	7(i)	16.1	24.3
Weighted average number of shares – millions		4,705	3,456

Reconciliation of adjusted operating profit to profit after tax

	Notes	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
South Africa	3(ii)	**1,124**	1,083
United States	3(ii)	**251**	224
Europe	3(ii)	**231**	(4)
Other	3(ii)	**16**	20
		1,622	1,323
Finance costs		**(130)**	(37)
Other shareholders' expenses		**(33)**	(25)
Adjusted operating profit*		**1,459**	1,261
Adjusting items	4(i)	**16**	218
Profit for the financial year before tax		**1,475**	1,479
Total income tax expense	5(i)	**(621)**	(484)
Income tax attributable to policyholder returns		**239**	127
Profit for the financial year after tax		**1,093**	1,122

Adjusted operating profit after tax attributable to ordinary equity holders

	Notes	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Adjusted operating profit*		**1,459**	1,261
Tax on adjusted operating profit	5(iii)	**(395)**	(314)
		1,064	947
Minority interest – ordinary shares	6(iii)	**(224)**	(185)
Minority interest – preferred securities	6(ii)	**(50)**	(52)
		790	710

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of shares – (millions)	7(i)	**5,222**	3,840
Adjusted operating earnings per share** – (pence)	7(ii)	**15.1**	18.5

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated balance sheet
At 31 December 2006

	Notes	At 31 December 2006 £m	At 31 December 2005 £m
Assets			
Goodwill and other intangible assets	16	**5,367**	1,570
Investments in associated undertakings	17	**83**	93
Investment property	18	**804**	847
Property, plant and equipment	19	**499**	538
Deferred tax assets	22	**511**	458
Reinsurers' share of insurance contract provisions	23	**763**	455
Deferred acquisition costs	24	**1,578**	1,089
Current tax receivable		**60**	29
Loans, receivables and advances	25	**22,804**	18,456
Derivative financial instruments – assets	26	**1,238**	1,604
Financial assets fair valued through income statement	27	**73,065**	35,378
Other financial assets	28	**11,568**	12,265
Short-term securities	29	**1,819**	1,764
Other assets	30	**3,635**	2,373
Assets held-for-sale	31	**1,165**	36
Cash and balances with Central Banks		**2,951**	3,051
Placements with other banks		**665**	568
Total assets		**128,575**	80,574
Liabilities			
Insurance contract provisions	23	**22,495**	23,258
Financial liabilities fair valued through income statement	32	**57,586**	21,187
Third party interests in consolidation of funds		**3,041**	966
Borrowed funds	33	**1,676**	1,433
Provisions	34	**542**	285
Deferred revenue	35	**311**	138
Deferred tax liabilities	22	**1,393**	611
Current tax payable		**283**	178
Amounts owed to depositors	36	**25,052**	21,145
Derivative financial instruments – liabilities	26	**1,060**	1,634
Liabilities held-for-sale	31	**1,107**	–
Other liabilities	37	**5,266**	3,320
Total liabilities		**119,812**	74,155
Net assets		**8,763**	6,419
Shareholders' equity			
Equity attributable to equity holders of the parent		**7,237**	4,751
Minority interests			
Ordinary shares	39	**848**	1,012
Preferred securities	39	**678**	656
Total minority interests		**1,526**	1,668
Total equity		**8,763**	6,419

The consolidated financial statements on pages 83 to 191 were approved by the Board of Directors on 26 February 2007.

Jim Sutcliffe
Chief Executive

Jonathan Nicholls
Group Finance Director

For the year ended 31 December 2006

	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Cash flows from operating activities		
Profit before tax	1,714	1,606
Capital gains included in investment income	(4,076)	(4,340)
Loss on disposal of property, plant and equipment	(1)	8
Depreciation of property, plant and equipment	68	61
Amortisation and impairment of intangible assets	428	75
Impairment of loans and receivables	143	122
Share-based compensation expense	40	94
Share of associated undertakings profit after tax	(6)	(17)
Profit/(loss) arising on disposal of subsidiaries, associated undertakings and strategic investments	(85)	(58)
Other non-cash amounts in profit	68	9
Non-cash movements in profit before tax	(3,421)	(4,046)
Reinsurers' share of insurance contract provisions	(785)	(83)
Deferred acquisition costs	(632)	(276)
Loans, receivables and advances	(5,543)	(3,233)
Insurance contract provisions	2,886	3,307
Financial liabilities fair valued through income statement	6,594	2,319
Amounts owed to depositors (including bank and money market deposits)	5,251	983
Other operating assets and liabilities	555	465
Changes in working capital	8,326	3,482
Taxation paid	(317)	(314)
Net cash inflow from operating activities	6,302	728
Cash flows from investing activities		
(Acquisition)/disposal of financial investments	(4,294)	644
(Acquisition)/disposal of investment properties	(4)	40
Net acquisition of tangible fixed assets	(120)	(83)
Net acquisition of intangible fixed assets	(39)	(17)
Acquisition of interests in subsidiaries	(1,318)	(56)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	78	33
Net cash (outflow)/inflow from investing activities	(5,697)	561
Cash flows from financing activities		
Dividends paid to:		
Equity holders of the Company	(281)	(184)
Equity minority interests and preferred security interests	(200)	(99)
Interest payable (excluding banking interest payable)	(52)	(40)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	52	2
Repayment of convertible debt	–	(336)
Issue of subordinated debt	297	259
Other debt issued/(repaid)	(96)	(10)
Issue of perpetual preferred callable securities	–	688
Net cash (outflow)/inflow from financing activities	(280)	280

	Year ended 31 December 2006	Year ended 31 December 2005
		£m
Net increase in cash and cash equivalents	325	1,569
Effects of exchange rate changes on cash and cash equivalents	(575)	86
Cash and cash equivalents on acquisition of new subsidiaries	581	–
Cash and cash equivalents at beginning of the period	3,303	1,648
Cash and cash equivalents at end of the year	3,634	3,303
Consisting of:		
Coins and bank notes	236	196
Money at call and short notice	2,190	2,268
Balances with Central Banks (other than mandatory reserve deposits)	9	59
Mandatory reserve deposits with Central Banks	516	528
Cash and balances with the Central Banks	2,951	3,051
Placements with other banks	665	568
Other cash equivalents	1,101	381
Cash and cash equivalents subject to consolidation of funds	(1,083)	(697)
Total	3,634	3,303

Other supplementary cash flow disclosures

	2006	2005
Interest income received (including banking interest)	4,059	3,322
Dividend income received	513	488
Interest payable (including banking interest)	1,552	1,294

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Cash and cash equivalents subject to consolidation of funds are not included in the cash flow as they relate to the minority holding in the funds.

Consolidated statement of changes in equity
For the year ended 31 December 2006

	Millions			£m
Year ended 31 December 2006	Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at beginning of the year	4,090	4,751	1,668	6,419
Change in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	28	–	28
Net investment hedge	–	75	–	75
Available for sale investments	–	(94)	–	(94)
Shadow accounting	–	28	–	28
Currency translation differences/exchange differences on translating foreign operations	–	(852)	(208)	(1,060)
Other movements	–	38	(42)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	14	–	14
Net expense recognised directly in equity	–	(763)	(250)	(1,013)
Profit for the year	–	836	257	1,093
Total recognised income and expense for the year	–	73	7	80
Dividend for the year	–	(321)	(160)	(481)
Net sale of treasury shares	–	18	–	18
Issue of ordinary share capital by the Company	1,400	2,674	–	2,674
Net acquisition of interests in subsidiaries	–	–	11	11
Exercise of share options	11	14	–	14
Fair value of equity settled share options	–	28	–	28
Equity holders' funds at end of the year	5,501	7,237	1,526	8,763

Year ended 31 December 2006	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
							£m
Attributable to equity holders of the parent at beginning of the year	410	730	374	357	2,192	688	4,751
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	28	–	–	–	28
Net investment hedge	–	–	–	75	–	–	75
Available for sale investments	–	–	(94)	–	–	–	(94)
Shadow accounting	–	–	28	–	–	–	28
Currency translation differences/exchange differences on translating foreign operations	–	–	–	(852)	–	–	(852)
Other movements	–	–	(6)	–	44	–	38
Aggregate tax effect of items taken directly to or transferred from equity	–	–	11	(1)	4	–	14
Net expense recognised directly in equity	–	–	(33)	(778)	48	–	(763)
Profit for the year	–	–	–	–	836	–	836
Total recognised income and expense for the year	–	–	(33)	(778)	884	–	73
Dividend for the year	–	–	–	–	(321)	–	(321)
Net sale of treasury shares	–	–	–	–	18	–	18
Issue of ordinary share capital by the Company	139	3	2,532	–	–	–	2,674
Exercise of share options	1	13	–	–	–	–	14
Fair value of equity settled share options	–	–	28	–	–	–	28
Attributable to equity holders of the parent at end of the year	550	746	2,901	(421)	2,773	688	7,237

Other reserves	£m At 31 December 2006
Merger reserve	2,716
Available for sale reserve	28
Property revaluation reserve	48
Cash flow hedge reserve	(1)
Share-based payments reserve	110
Attributable to equity holders of the parent at end of the year	2,901

Retained earnings have been reduced by £704 million at 31 December 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the year is £39 million of dividends declared to holders of perpetual preferred callable securities. Details of the perpetual preferred callable securities are included in note 38(ii).

Included within issue of ordinary share capital by the Company are transaction costs totalling £2 million deducted from the share premium.

Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Year ended 31 December 2005	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	3,854	3,265	1,431	4,696
Changes in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	27	–	27
Net investment hedge	–	(78)	–	(78)
Available for sale investments	–	(249)	–	(249)
Shadow accounting	–	117	–	117
Currency translation differences/exchange differences on translating foreign operations	–	263	12	275
Cash flow hedge amortisation	–	(12)	–	(12)
Redemption of convertible bonds	–	(18)	–	(18)
Other movements	–	(21)	23	2
Aggregate tax effect of items taken directly to or transferred from equity	–	34	–	34
Net income recognised directly in equity	–	63	35	98
Profit for the year	–	867	255	1,122
Total recognised income and expense for the year	–	930	290	1,220
Dividend for the year	–	(184)	(99)	(283)
Net purchase of treasury shares	–	(182)	–	(182)
Issue of perpetual preferred callable securities	–	679	–	679
Issue of share capital by the Company	231	159	–	159
Net disposal of interests in subsidiaries	–	–	26	26
Exercise of share options	5	4	–	4
Fair value of equity settled share options	–	80	20	100
Equity holders' funds at end of the year	4,090	4,751	1,668	6,419

Year ended 31 December 2005	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
							£m
Attributable to equity holders of the parent at beginning of the year	386	600	445	122	1,712	–	3,265
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	27	–	–	–	27
Net investment hedge	–	–	(50)	(28)	–	–	(78)
Available for sale investments	–	–	(249)	–	–	–	(249)
Shadow accounting	–	–	117	–	–	–	117
Currency translation differences/exchange differences on translating foreign operations	–	–	–	263	–	–	263
Cash flow hedge amortisation	–	–	(12)	–	–	–	(12)
Redemption of convertible bonds	–	–	(18)	–	–	–	(18)
Other movements	–	–	–	–	(21)	–	(21)
Aggregate tax effect of items taken directly to or transferred from equity	–	–	34	–	–	–	34
Net expense recognised directly in equity	–	–	(151)	235	(21)	–	63
Profit for the year	–	–	–	–	867	–	867
Total recognised income and expense for the year	–		(151)	235	846	–	930
Dividend for the year	–	–	–	–	(184)	–	(184)
Net purchase of treasury shares	–	–	–	–	(182)	–	(182)
Issue of perpetual preferred callable securities	–	(9)	–	–	–	688	679
Issue of share capital by the Company	23	136	–	–	–	–	159
Exercise of share options	1	3	–	–	–	–	4
Fair value of equity settled share options	–	–	80	–	–	–	80
Attributable to equity holders of the parent at end of the year	410	730	374	357	2,192	688	4,751

Other reserves	At 31 December 2005
	£m
Merger reserve	184
Available for sale reserve	68
Property revaluation reserve	39
Cash flow hedge reserve	(3)
Share-based payments reserve	86
Attributable to equity holders of the parent at end of the year	374

Retained earnings were reduced by £712 million at 31 December 2005 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and related undertakings.

1 Accounting policies

(a) Basis of preparation
Statement of compliance
Old Mutual plc (the Company) is a company incorporated in England and Wales.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and jointly controlled entities (other than those held by long-term insurance funds). The Parent Company financial statements present information about the Company as a separate entity and not about its Group.

Both the Parent Company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). On publishing the Parent Company financial statements here together with the Group financial statements, the Company is taking advantage of the exemption in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated financial statements.

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the income statement or as available for sale, owner-occupied property and investment property. Non-current assets and disposal groups held for sale are stated at the lower of previous carrying amount and fair value less costs to sell.

The Parent Company financial statements are prepared in accordance with these accounting policies, other than for investments in subsidiary undertakings and associates, which are stated at cost less impairments see note 1e(xiv)) in accordance with IAS 27.

Judgments made by the directors in the applications of these accounting policies that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 1(p).

(b) Foreign currency translation
(i) Foreign currency transactions
The Group's presentation currency is Pounds Sterling (£). The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate.

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at foreign exchange rates ruling at the dates the fair values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are converted into the functional currency at the rate of exchange ruling at the date of the initial recognition of the asset and liability and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement during the period of foreign currency assets and liabilities are recognised in the income statement. Exchange differences for non-monetary items are recognised in equity when the changes in the fair value of the non-monetary item is recognised in equity, and in the income statement if the changes in fair value of the non-monetary item is recognised in the income statement.

(ii) Foreign investments
The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Other than in respect of cumulative translation gains and losses up to 1 January 2004, unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity. To the extent that these gains and losses are effectively hedged, the gains and losses arising on the hedging instruments are also included in that component of shareholder's equity. Upon the disposal of subsidiaries the cumulative amount of exchange differences deferred in shareholder's equity, net of attributable amounts in relation to net investments, is recognised in the income statement. Cumulative translation gains and losses up to 1 January 2004 were reset to zero.

(c) Group accounting
(i) Subsidiary undertakings and special purpose entities
Subsidiary undertakings are those entities controlled by the Group. Subsidiary undertakings include special purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a corporation, trust, partnership or unincorporated entities, and where the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company considers the existence and effect of potential voting rights currently exercisable or convertible when assessing whether it has control. Entities which the Company controls by the virtue of the Company retaining the majority of risks or benefits, are also included in the consolidated financial statements.

1 Accounting policies continued

(c) Group accounting continued

(i) Subsidiary undertakings and special purpose entities continued

The Group financial statements include the assets, liabilities and results of the Company and subsidiary undertakings. This includes consolidated special purpose entities and holdings in mutual funds. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or control ceasing.

The consolidated financial statements do not include the wholly owned company Livförsäkringsaktiebolaget Skandia (Skandia Liv) and its subsidiaries. Skandia Liv's business is a mutual life assurance company which is highly regulated within a strict legal framework for mutual life assurance companies in Sweden, particularly in relation to its relationship with its holding company. The Group does not have the power to control in such a way as to access the benefits usually associated with share ownership due to the legal and regulatory restrictions. Those benefits accrue to the policyholders of Skandia Liv. Consequently, Skandia Liv is not consolidated. The shares in Skandia Liv are accounted for in accordance with the accounting policy for other equity financial instruments.

Intra-group balances and transactions, and all profits and losses arising from intra-group transactions, are eliminated in preparing the Group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

(ii) Associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the Group has significant influence but not control, through participation in the financial and operating policy decisions of the investee (and that is neither a subsidiary nor an investment in a joint venture).

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Unrealised losses are eliminated in the same way but only to the extent there is no evidence of impairment.

Investments in associates, which are held with a view to subsequent resale are accounted for as non-current assets held for sale and those held by policyholder long-term insurance funds are accounted for as financial assets fair valued through the income statement.

(d) Insurance and investment contracts

Long-term business

(i) Classification of contracts

Contracts sold as long-term business (with the exception of unit-linked assurance contracts) are categorised into insurance contracts, contracts with a discretionary participation feature or investment contracts in accordance with the classification criteria set out in the following paragraphs.

For the Group's unit-linked assurance business, contracts are separated into an insurance component and an investment component (known as 'unbundling'), and each unbundled component is accounted for separately in accordance with the accounting policy for that component.

Contracts under which the transfer of insurance risk to the Group from the policyholder is not significant are classified as investment contracts.

Contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) adversely affects the policyholder are classified as insurance contracts. Insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of a specified interest rate, security price, security index, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Contracts with a discretionary participating feature are those under which the policyholder holds a contractual right to receive additional payments as a supplement to guaranteed minimum payments. These additional payments, the amount or timing of which is at the Group's discretion, represent a significant portion of the total contractual payments and are contractually based on (1) the performance of a specified pool of contracts or a specified type of contract, (2) realised and/or unrealised investment returns on a specified pool of assets held by the Group or (3) the profit or loss of the Group. Investment contracts with discretionary participating features are accounted for in the same manner as insurance contracts with discretionary participating features.

(ii) Premiums on long-term insurance

Premiums and annuity considerations receivable under insurance contracts and investment contracts with a discretionary participating feature are stated gross of commission, and exclude taxes and levies. Premiums in respect of linked insurance contracts are recognised when the liability is established. Premiums in respect of other insurance contracts and investment contracts with a discretionary participation feature are recognised when due for payment.

Outward reinsurance premiums are recognised when due for payment.

Amounts received under investment contracts other than those with a discretionary participating feature are recorded as deposits and credited directly to investment contract liabilities.

1 Accounting policies continued

(d) Insurance and investment contracts continued
Long-term business continued
(iii) Revenue on investment management service contracts
Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees, which exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management service contracts in our asset management businesses are also recognised on this basis.

(iv) Claims paid on long-term insurance
Claims paid under insurance contracts and investment contracts with a discretionary participating feature include maturities, annuities, surrenders, death and disability payments.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

Amounts paid under investment contracts other than those with a discretionary participating feature are recorded as deductions from investment contract liabilities.

(v) Insurance contract provisions
Insurance contract provisions for African businesses have been computed using a gross premium valuation method. Provisions in respect of African business have been made in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Professional Guidance Note (PGN) 104 (2001). Under this guideline, provisions are valued using realistic expectations of future experience, with margins for prudence and deferral of profit emergence.

Provisions for investment contracts with a discretionary participating feature are also computed using the gross premium valuation method in accordance with the Financial Soundness Valuation basis. Surplus allocated to policyholders but not yet distributed (i.e. bonus smoothing reserve) related to these contracts is included as a provision.

For the US business, the insurance contract provisions are calculated using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. For the term life products, the assumptions are set at the time the contracts are issued, whereas the assumptions are updated annually, based on experience for the annuity products.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with local actuarial practices and methodologies.

Derivatives embedded in an insurance contract are not separated and measured at fair value if the embedded derivative itself qualifies for recognition as an insurance contract. In this case the entire contract is measured as described above.

The Group performs liability adequacy testing on its insurance liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and intangible assets) is sufficient in view of estimated future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability at discount rates appropriate to the business in question. Where a shortfall is identified, an additional provision is made.

The provision estimation techniques and assumptions are periodically reviewed, with any changes in estimates reflected in the income statement as they occur.

Whilst the directors consider that the gross insurance contract provisions and the related reinsurance recovery are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The Group applies shadow accounting in relation to certain insurance contract provisions, which are supported by available for sale assets or owner occupied properties, on which unrealised gains and losses are recognised within equity.

Adjustments are made to the insurance contract provisions, deferred acquisition cost assets and the value of in-force business to reflect unrealised gains and losses in respect of assets held to back the insurance contract provisions, if the local generally accepted accounting policies and actuarial guidelines for measuring the insurance contract provisions and related intangible assets do not take account of these unrealised gains and losses. The adjustments to the insurance liabilities and related intangible assets are recognised in equity to the extent that the unrealised gains or losses on the assets backing the insurance contract provisions and related intangible assets are also recognised directly in equity. When the assets being shadow accounted are sold, the related amounts that were recognised in equity are transferred to the income statement.

1 Accounting policies continued

(d) Insurance and investment contracts continued

Long-term business continued

(vi) Investment contract liabilities

Investment contract liabilities in respect of the Group's US long-term non-linked business are measured at fair value. Investment contract liabilities for non-linked business in the Group's other territories are measured at fair value, determined by reference to the fair value of the underlying assets.

For linked liabilities, including the deposit component of unbundled unit-linked assurance contracts, fair value is calculated as the account balance, which is the value of the units allocated to the policyholder, based on the bid price of the assets in the underlying fund (adjusted for tax).

Investment contract liabilities measured at fair value are subject to a "deposit floor" such that the liability established cannot be less than the amount repayable on demand.

Derivatives embedded in investment contracts are separated and measured at fair value, when their risks and characteristics are not closely related to those of the host contract and the host contract liability is calculated on an amortised cost basis.

(vii) Acquisition costs

Acquisition costs for insurance contracts comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in African territories to determine insurance contract provisions makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset is recognised in the balance sheet for the contracts issued in these areas.

For the US life insurance business, an explicit deferred acquisition cost asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on insurance business in other territories is limited to the extent that they are deemed recoverable from available future margins.

(viii) Costs incurred in acquiring investment management service contracts

Incremental costs that are directly attributable to securing an investment management service contract are recognised as an asset if they can be identified separately and measured reliably and it is probable that they will be recovered. Deferred acquisition costs represent the contractual right to benefit from providing investment management services and is amortised as the related revenue is recognised. Costs attributable to investment management service contracts in the asset management businesses are also recognised on this basis.

General insurance business

All classes of general insurance business are accounted for on an annual basis.

(ix) Premiums on general insurance

Premiums stated gross of commissions exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(x) Claims on general insurance

Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Outstanding claims do not include any provision for possible future claims where the claims arise under contracts not in existence at the balance sheet date.

The Group performs liability adequacy testing on its claim liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and the unearned premium reserve) is sufficient in view of estimated future cash flows.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amount provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

(xi) Acquisition costs on general insurance

Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

1 Accounting policies continued

(d) Insurance and investment contracts continued
General insurance business continued
(xii) Reinsurance
The Group cedes reinsurance in the normal course of business for the purpose of limiting its net loss potential through the diversification of its risks. Assets, liabilities and income and expense arising from ceded reinsurance contracts are presented separately from the related assets, liabilities, income and expense from the related insurance contracts because the reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders.

Only rights under contracts that give rise to a significant transfer of insurance risk are accounted for as reinsurance assets. Rights under contracts that do not transfer significant insurance risk, are accounted for as financial instruments.

Reinsurance premiums for ceded reinsurance are recognised as an expense on a basis that is consistent with the recognition basis for the premiums on the related insurance contracts. For general insurance business, reinsurance premiums are expensed over the period that the reinsurance cover is provided based on the expected pattern of the reinsured risks. The unexpensed portion of ceded reinsurance premiums is included in reinsurance assets.

The net amounts paid to a reinsurer at the inception of a contract may be less than the reinsurance assets recognised by the Group in respect of its rights under such contracts. Any difference between the premium due to the reinsurer and the reinsurance asset recognised is included in the income statement in the period in which the reinsurance premium is due.

The amounts recognised as reinsurance assets are measured on a basis that is consistent with the measurement of the provisions held in respect of the related insurance contracts.

Reinsurance assets include recoveries due from reinsurance companies in respect of claims paid. These are classified as debtors arising from reinsurance operations and are included within other assets in the balance sheet.

Reinsurance assets are assessed for impairment at each balance sheet date. An asset is deemed impaired if there is objective evidence, as a result of an event that occurred after its initial recognition, that the Group may not recover all amounts due, and that the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.

(e) Financial instruments
(i) Recognition and de-recognition
A financial asset or liability is recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

The Group derecognises a financial asset when, and only when:

> The contractual rights to the cash flows arising from the financial assets have expired or been forfeited by the Group; or
> It transfers the financial asset including substantially all the risks and rewards of ownership of the asset; or
> It transfers and no longer controls the financial asset, regardless of whether it has retained or transferred substantially all the risks and rewards of ownership.

A financial liability is derecognised when and only when the liability is extinguished, that is, when the obligation specified in the contract is discharged, assigned, cancelled or has expired.

The difference between the carrying amount of a financial liability (or part thereof) extinguished or transferred to another party and consideration received, including any non-cash assets transferred or liabilities assumed, is recognised in the income statement.

All purchases and sales of financial assets that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs. Loans and receivables are recognised (at fair value plus attributable transaction costs) when cash is advanced to borrowers.

(ii) Derivative financial instruments
Derivative financial instruments are initially recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Changes in the fair value of derivatives not designated as hedges for hedge accounting purposes are included in investment income or finance costs as appropriate.

1 Accounting policies continued

(e) Financial instruments continued

(iii) Hedge accounting

Qualifying hedging instruments must either be derivative financial instruments or non derivative financial instruments used to hedge the risk of changes in foreign currency exchange rates, changes in fair value or changes in cash flows. Changes in the value of the financial instrument should be expected to offset changes in the fair value or cash flows of the underlying hedged item.

The Group designates certain qualifying hedging instruments as either (1) a hedge of the exposure to changes in fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment and could affect profit or loss (cash flow hedge); or, (3) a hedge of a net investment in a foreign operation. Hedge accounting is used for qualifying hedging instruments designated in this way provided certain criteria are met.

The Group's criteria for a qualifying hedging instrument to be accounted for as a hedge include:

- Upfront formal documentation of the hedging instrument, hedged item or transaction, risk management objective and strategy, the nature of the risk being hedged and the effectiveness measurement methodology that will be applied is prepared before hedge accounting is adopted;
- The hedge is documented showing that it is expected to be highly effective in offsetting the changes in the fair value or cash flows attributable to the hedged risk, consistent with the risk management and strategy detailed in the upfront hedge documentation;
- The effectiveness of the hedge can be reliably measured;
- The hedge is assessed and determined to have been highly effective on an ongoing basis; and
- For cash flow hedges of a forecast transaction, an assessment that it is highly probable that the hedged transaction will occur and will carry profit and loss risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges or hedges of a net investment in a foreign operation and that prove to be highly effective in relation to the hedged risk are recognised in equity.

If the hedge no longer meets the criteria for hedge accounting, hedge accounting is discontinued prospectively. Any previous adjustment to the carrying amount of a hedged interest-bearing financial instrument carried at amortised cost, (as a result of previous hedge accounting), is amortised in the income statement from the date hedge accounting ceases, to the maturity date of the financial instrument, based on the effective interest rate method. The adjustment to the carrying amount of a previously hedged available for sale security remains in retained earnings until the disposal of the equity security.

For hedges of a net investment in a foreign operation, any cumulative gains or losses recognised in equity are recognised in the income statement on disposal of the foreign operation.

(iv) Embedded derivatives

Certain derivatives embedded in other financial and non-financial instruments (other than investment contracts), such as the conversion option in a convertible bond, are treated as separate derivatives and recognised as such on a stand alone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement. If it is not possible to determine the fair value of the embedded derivative, the entire hybrid instrument is categorised as fair value through the income statement and measured at fair value.

(v) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the income statement effect of the hedged item.

(vi) Interest income and expense

Interest income and expense in relation to financial instruments carried at amortised cost or held as available for sale is recognised in the income statement using the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Interest earned on financial assets carried at fair value through the income statement is presented as part of interest income.

1 Accounting policies continued

(e) Financial instruments continued
(vii) Non-interest revenue
Non-interest revenue in respect of financial instruments principally comprises fees and commissions and other operating income. These are accounted for as set out below:

Fee and commission income
Loan origination fees for loans that are probable of being drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction.

Other
Revenue other than interest, fees and commission (including fees and insurance premiums, which includes exchange and securities trading income, dividends from investments and net gains on the sale of banking assets, is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the Group and the costs associated with the transaction or service can be measured reliably.

(viii) Financial assets carried at fair value through the income statement
Financial assets carried at fair value through the income statement are comprised of trading securities and those securities that the Group has elected to designate as fair value through the income statement.

Trading securities are those that were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists, or are derivatives that are not designated as effective hedging instruments.

Securities that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis (for instance with respect to financial assets supporting insurance contract provisions) or are managed, evaluated and reported using a fair value basis (for instance financial assets supporting shareholder funds).

Financial assets carried at fair value through the income statement are initially recognised at fair value and subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Realised and unrealised fair value gains and losses on all financial assets carried at fair value through the income statement, including derivatives and other financial instruments, are included in investment income.

Interest earned whilst holding financial assets at fair value through the income statement is reported within Investment income and Banking interest and similar income, as appropriate. Dividends receivable are included separately in dividend income, within Investment income, when a dividend is declared.

(ix) Sale and repurchase agreements and lending of securities
Securities sold subject to linked repurchase agreements are retained in the financial statements as trading or investment securities and the counter party liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell at a pre-determined price are recorded as loans and advances to other banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the lives of agreements using the effective yield method. Securities lent to counter parties are also retained in the financial statements and any interest earned recognised in the income statement using the effective yield method.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

1 Accounting policies continued

(e) Financial instruments continued

(x) Other financial assets

The Group classifies its other financial assets into the following two categories: held-to-maturity and available for sale assets. Other financial assets with fixed maturity which are quoted in an active market where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available for sale. Management determines the appropriate classification of its investments at the time of the purchase.

Other financial assets are initially recognised at their fair value, plus directly attributable transaction costs. Available for sale financial assets are subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognised in equity. When available for sale financial assets are disposed the related accumulated fair value adjustments are included in the income statement as gains and losses from available for sale financial assets. When available for sale assets are impaired the resulting loss is shown separately in the income statement as an impairment charge.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any impairment write-downs.

Interest earned whilst holding other financial assets is reported within Investment income and Banking interest and similar income, as appropriate. Dividends receivable are included separately in dividend income, within Investment income, when a dividend is declared.

(xi) Impairment of financial assets and purchased loans and receivables

A financial asset is deemed to be impaired when its carrying amount is greater than its estimated recoverable amount, and there is evidence to suggest that the impairment occurred subsequent to the initial recognition of the asset in the financial statements. The amount of the impairment loss for assets carried at amortised cost is calculated as being the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate. The recoverable amount, for assets classified as available for sale and measured at fair value, is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset. All such impairments are recognised in the income statement.

Where there is evidence of the reversal of the impairment of a financial asset held at amortised cost, the release of the impairment allowance is credited to the income statement. This is consistent with the initial recognition of impairment charges.

Where there is evidence of the reversal of the impairment of a financial asset classified as available for sale the release of the impairment allowance is credited to the available for sale reserve within equity.

(xii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the Group as fair value through profit or loss or available for sale. Loans and receivables are carried at amortised cost. Third party expenses such as legal fees incurred in securing a loan are treated as part of the cost of the transaction.

(xiii) Impairment of loans and receivables

A provision for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due from a financial contract. The amount of the impairment is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the effective interest rate at inception.

The impairment provision also covers losses where there is objective evidence that losses are present in components of the loan portfolio at the balance sheet date, but these components have not yet been specifically identified. When a loan is uncollectable, it is written-off against the related impairment provision. Subsequent recoveries are credited to losses on loans and advances in the income statement.

If the amount of impairment subsequently decreases due to an event occurring after the write down, the release of the impairment provision is credited to the income statement. Impairment reversals are limited to what the carrying amount would have been, had no impairment losses been recognised.

Interest income on loans and receivables held at amortised cost is recognised on the impaired amount using the original effective interest rate before the impairment.

(xiv) Impairment of Parent Company investments in subsidiary undertakings and associates, loans and receivables

Impairment of Parent Company investments in subsidiary undertakings and associates, loans and receivables are accounted for in the same way as impairments of other financial assets, and loans and receivables (as set out above).

1 Accounting policies continued

(e) Financial instruments continued

(xv) Borrowings, including convertible bonds

Borrowings are recognised initially at their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The conversion options included in convertible bonds are recorded separately in shareholders' equity. The Group does not recognise any change in the value of this option in subsequent periods. The remaining obligation to make future payments of principal and interest to bondholders is calculated using a market interest rate for an equivalent non-convertible bond and is presented on the amortised cost basis in other borrowed funds until extinguished on conversion or maturity of the bonds.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of a liability and the consideration paid is included in other income.

(xvi) Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are disclosed as liabilities with the corresponding contra-asset recorded in the balance sheet. The assets and liabilities are measured at amortised cost.

(xvii) Financial liabilities, including investment contracts

Financial liabilities are classified as either fair value through income statement or other trading liabilities. Financial liabilities classified as fair value through the income statement include trading securities and those liabilities that the Group has elected to designate as fair value through the profit and loss.

Financial liabilities held for trading are carried at fair value, where the fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

Liabilities that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and are managed, evaluated and reported using a fair value basis.

Financial liabilities classified as other trading liabilities are recognised initially at cost less directly attributable transaction costs. Subsequent to initial recognition all other financial liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(f) Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity. A deferred-tax asset is recognised only to the extent that it is probable that future taxable income will be available, against which the unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

In certain circumstances, as permitted by accounting guidance, deferred tax balances are not recognised. In particular where the liability relates to the initial recognition of goodwill, or transactions that are not a business combination and at the time of their occurrence affect neither accounting or taxable profit. Note 22 includes further detail of circumstances in which the Group does not recognise temporary differences.

1 Accounting policies continued

(g) Intangible assets

(i) Goodwill and goodwill impairment

All business combinations are accounted for by applying the purchase method. At acquisition date, the Group recognises the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria. The cost of a business combination is the fair value of purchase consideration due at date of acquisition plus any directly attributable transaction costs. Contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items. Any excess between the cost of the business combination and the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Goodwill is adjusted for any subsequent re-measurement of contingent purchase consideration.

In accordance with the exemptions permitted under IFRS 1, First-Time Adoption of International Financial Reporting Standards, business combinations that took place prior to 1 January 2004 have not been restated.

Purchased goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The directors annually test for impairment of each CGU containing goodwill and intangible assets with indefinite useful lives. Where businesses are acquired as part of the same investment acquisition, these are combined for determining recoverability of the related goodwill. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. However, impairment losses relating to goodwill are not reversed.

(ii) Present value of acquired in-force for insurance and investment contract business

The present value of acquired in-force for insurance and investment contract business is capitalised in the consolidated balance sheet as an intangible asset.

The capitalised value is the present value of cash flows anticipated in the future from the relevant book of insurance and investment contract policies acquired. This is calculated by performing a cash flow projection of the associated long-term fund and book of in-force policies in order to estimate future after tax profits attributable to shareholders. The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, together with future costs and investment returns on the assets supporting the fund. These profits are discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. The key assumptions impacting the valuation are discount rate, future investment returns and the rate at which policies discontinue.

The asset is amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts.

The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The recoverable amount of the asset is re-calculated at each balance sheet date and any impairment losses recognised accordingly.

(iii) Other intangible assets acquired as part of a business combination

Contractual banking and asset management customer relationships, relationships with distribution channels and similar intangible assets, acquired as a part of a business combination, are capitalised at their fair value, represented by the estimated net present value of the future cash flows from the relevant relationships acquired at the date of acquisition.

Brands and similar items acquired as part of a business combination are capitalised at their fair value based on a 'relief from royalty' valuation methodology.

Subsequent to initial recognition such acquired intangible assets are amortised on a straight-line basis over their estimated useful lives as set out below:

> Distribution channels	10 years
> Customer relationships	10 years
> Brand	15 – 20 years

The estimated life is re-evaluated on a regular basis.

(iv) Internally developed software

Internally developed software is amortised over its estimated useful life. Such assets are stated at cost less accumulated amortisation and impairment losses. Software is recognised in the balance sheet if, and only if, it is probable that the relevant future economic benefits attributable to the software will flow to the Group and its cost can be measured reliably.

Costs incurred in the research phase are expensed whereas costs incurred in the development phase are capitalised subject to meeting specific criteria, set out in the relevant accounting guidance. The main criteria being that future economic benefits can be identified as a result of the development expenditure. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant software, which range between two and five years.

(v) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1 Accounting policies continued

(h) Impairment (all assets other than goodwill and financial instruments)
The Group assesses all assets (other than goodwill and intangible assets with an indefinite useful life) on an ongoing basis for indications of impairment or whether a previously recognised impairment loss should be reversed. If such indicators are found to exist, then detailed impairment testing is carried out. Impairments (where the carrying value of the asset exceeds its recoverable amount) and the reversal of previously recognised impairments are recognised in the income statement.

(i) Property, plant and equipment
(i) Owned assets
Owner-occupied property is stated at revalued amounts, being fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses.

Plant and equipment, principally computer equipment, motor vehicles, fixtures and furniture, is stated at cost less accumulated depreciation and impairment losses.

In accordance with the exemptions permitted under IFRS 1, individual terms of property, plant and equipment held at 1 January 2004 were measured at fair value, which was deemed to be their cost at that date.

(ii) Subsequent expenditure
Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a separate component of an item of owner occupied property, plant and equipment is capitalised to the cost of the item of owner occupied property, plant and equipment and the component replaced is derecognised. All other expenditure is recognised in the income statement as an expense when incurred.

(iii) Revaluation of owner-occupied property
Owner-occupied property is valued on the same basis as for investment property.

When an individual property is re-valued, any increase in its carrying amount (as a result of the revaluation) is transferred to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense in the income statement.

When the value of an individual property is decreased as a result of a revaluation, the decrease is charged against any related credit balance in the revaluation reserve in respect of that property. However, to the extent that it exceeds any surplus, it is recognised as an expense in the income statement.

(iv) Derecognition
On derecognition of an owner-occupied property or item of plant and equipment, any gain or loss on disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement in the period of the derecognition. In the case of owner-occupied property, any surplus in the revaluation reserve in respect of the individual property is transferred directly to retained earnings.

(v) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of owner-occupied property and plant and equipment that are accounted for separately.

In the case of owner-occupied property, on revaluation any accumulated depreciation at the date of the revaluation is eliminated against the gross carrying amount of the property concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount for each property. Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred net of any related deferred tax, between the revaluation reserve and retained earnings as the property is utilised. Land is not depreciated.

The maximum estimated useful lives are as follows:

> Computer equipment	5 years
> Computer software	3 years
> Motor vehicles	6 years
> Fixtures and furniture	10 years
> Leasehold property	20 years
> Freehold Property	50 years

1 Accounting policies continued

(i) **Property, plant and equipment** continued
(vi) Leases
Operating leases
Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Finance leases
Lease agreements where the Group substantially accepts the risks and rewards of the ownership of the leased asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are allocated between the liability and finance charges so as to achieve a constant interest rate on the outstanding balance of the liability.

Finance lease obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period according to the effective interest method. Where applicable, assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

(j) Investment properties
Investment property is real estate held to earn rentals or for capital appreciation. It does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons, valuations are carried out on a cyclical basis over a twelve-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are reflected in the income statement.

For properties reclassified during the year from property, plant and equipment to investment properties, any revaluation gain arising is initially recognised in the income statement to the extent of previously charged impairment losses. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in the income statement.

Investment properties that are reclassified to owner occupied property are revalued at the date of transfer, with any difference being taken to the income statement.

(k) Finance costs
Finance costs relate to the Group's borrowed funds that are directly controlled by, or managed on behalf of, Old Mutual plc. These include interest payable, and gains and losses on revaluation of these funds and on those derivative instruments which are used to hedge these funds.

(l) Pension plans and retirement benefits
Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

The projected unit credit method is used to determine the defined benefit obligations based on actuarial assessments, which incorporate not only the pension obligations known on the balance sheet date but also information relevant to their expected future development. The discount rates used are determined based on the yields for investment grade corporate bonds that have maturity dates approximating to the terms of the Group's obligations.

Actuarial gains or losses arising subsequent to 1 January 2004 are accounted for using the "corridor method". Actuarial gains and losses are recognised in the income statement over a period of time to the extent that they exceed 10 per cent of the greater of the fair value of the plan assets or the present value of the gross defined benefit obligations in the scheme. Such actuarial gains and losses are recognised over the expected average remaining working lives of the employees participating in the scheme. Cumulative actuarial gains and losses at 1 January 2004 were recognised in equity at that date.

Where the corridor calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Contributions in respect of defined contribution schemes are recognised as an expense in the income statement as incurred.

1 Accounting policies continued

(l) Pension plans and retirement benefits continued
Where applicable, Group companies make provision for post retirement medical and housing benefits for eligible employees. Non-pension post-retirement benefits are accounted for according to their nature, either as defined contribution or defined benefit plans. The expected costs of post-retirement benefits that are defined benefit plans in nature are accounted for in the same manner as for defined benefit pension plans.

(m) Share-based payments
(i) Equity-settled share-based payment transactions with employees
The services received in an equity-settled transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and the employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in full on grant date in the income statement for the period, with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments will be received in the future, during the vesting period. These services are accounted for in the income statement as they are rendered during the vesting period, with a corresponding increase in equity.

(ii) Cash-settled share-based payment transactions with employees
The services received in cash-settled transactions with employees and the liability to pay for those services, are recognised at fair value as the employee renders services. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement for the period.

(iii) Measurement of fair value of equity instruments granted
The equity instruments granted by the Group are measured at fair value at measurement date using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

As permitted under IFRS 1, the provisions of this accounting policy have not been applied to equity-settled grants made on or before 7 November 2002, or awards granted after that date but which had vested prior to 1 January 2005.

(n) Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 90 days maturity from the date of acquisition and which are highly liquid and subject to an insignificant risk of changes in value. This includes: cash and balances with Central Banks, treasury bills and other eligible bills, amounts due from other banks and trading securities. It excludes cash balances held in policyholder investment portfolios.

(o) Other provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Specific policies:

- A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting the obligations under the contract;
- A provision for restructuring is recognised only if the Group has approved a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out either by having begun implementation or by publicly announcing the plan's main features; and
- No provision is made for future operating costs or losses.

(p) Critical accounting estimates and judgements
Critical accounting estimates are those which involve the most complex or subjective judgements or assessments. The areas of the Group's business that typically require such estimates are life insurance contract provisions, determination of the fair value for financial assets and liabilities, impairment charges, present values of acquired in-force for insurance and investment contract business, other intangible assets acquired as part of a business combination, deferred acquisition costs, deferred taxes and the non consolidation of the Group's wholly owned mutual life insurance undertaking.

Insurance contract accounting is discussed in more detail in note 1(d), and further detail of the key assumptions made in determining insurance contract provisions is included in note 23. Accounting for deferred acquisition cost assets is also discussed in note 1(d).

(p) Critical accounting estimates and judgements continued
The fair values of financial assets and liabilities are classified and accounted for in accordance with the policies set out in note 1(e). They are valued on the basis of listed market prices in so far as this is possible. If prices are not readily determinable, fair value is based either on internal valuation models or management estimates of amounts that could be realised under current market conditions. Fair values of certain financial instruments including over-the-counter (OTC) derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, yield curves, credit spreads, and volatility factors.

Accounting for present values of acquired in-force insurance and investment contract business, together with other intangibles acquired as part of a business combination are discussed in note 1(g).

Assets are subject to regular impairment reviews as required. Impairments are measured at the difference between the cost (or amortised cost) of a particular asset and the current fair value or recoverable amount. Impairments are recorded in the income statement in the period in which they occur. The Group's policy in relation to impairment testing in respect of Goodwill is detailed in note 1(g). The policy in respect of investment securities and purchased loans and receivables is described in note 1(e).

The accounting policy for deferred tax is detailed in note 1(f).

The Group does not consolidate its wholly owned mutual life insurance undertaking, Skandia Liv. For more information refer to the Subsidiary Undertakings and Special Purpose Entities Accounting Policy, note 1(c) (i).

(q) Segment reporting
The Group's primary segments are geographic and secondary segments are lines of business. Where financial information is required for primary and secondary segments this is provided by way of a matrix format.

Segment information has been amended to facilitate the reporting of the enlarged operations of the Group following the acquisition of Skandia.

The Group's results are analysed across four geographic segments. This segmentation is consistent with the Group's management structure. The primary geographic segments are South Africa, United States, Europe and Other. The Europe segment principally comprises the operations of Skandia in the UK, Nordic, Continental Europe and Latin America. The Other segment comprises Skandia's Asia Pacific operations, together with the pre-existing Old Mutual UK asset management and India operations. The South Africa segment principally comprises the African life and general insurance and banking businesses. The United States segment comprises the US life and US asset management businesses. For segment reporting purposes, other shareholders income/(expenses), together with finance costs, are shown as Corporate. Reallocations of certain comparative information have been made to include the Nedbank and OMI UK operations in the South Africa segment. This geographic segmentation better reflects the management and customer bases of these businesses.

The Group continues to manage its business across four principal lines of business. These are the bases of the Group's secondary segmentation. The lines of business are long-term business, asset management, banking and general insurance.

Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

(r) Treasury shares
Upon consolidation, the balance sheet and income statement are adjusted for own shares held by Employee Share Ownership Trusts (ESOPs), policyholder funds of African life companies and those held in Black Economic Empowerment Trusts consolidated within the Group's financial statements.

Own shares are deducted from equity to eliminate the inter-company portion.

On purchase, the cost of the shares acquired is deducted from equity. Subsequently, any gain or loss on the sale or cancellation of an entity's own equity instruments is recognised in equity.

Any net income in relation to own shares, both dividends received and unrealised losses on own shares are eliminated before stating the profit for the year.

Dividends paid in respect of these shares are also excluded when determining the retained profit for the year.

In calculating the basic earnings per share, the exclusion of the income in respect of own shares from the income statement requires the exclusion of treasury shares from the weighted average number of shares.

When calculating the diluted earnings per share, the number of shares included in the weighted average, reflects the potential issue in respect of the treasury shares.

1 Accounting policies continued

(s) Share capital
Ordinary and preference share capital (including perpetual preferred callable securities) are classified as equity if they are non-redeemable by the shareholder and any dividends are discretionary and coupon payments are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Coupon payments thereon are recognised in the income statement as interest expense.

(t) Dividends
Dividends payable to holders of equity instruments are recognised in the period in which they are authorised or approved. Interim dividends payable to holders of the Group's ordinary share capital are authorised by the directors of the Parent Company, the final dividend typically requires shareholder approval.

(u) Previous pronouncements early adopted in the 2005 annual financial statements
The Group previously elected to early adopt the provisions of the amendment to IAS 39, the fair value option, together with IFRIC 8, 'Scope of IFRS 2', in its 2005 annual financial statements.

(v) Amendments adopted in the 2006 annual financial statements
The following standards, amendments to standards and interpretations effective for the first time in the current accounting period, and which are relevant to the Group, have been adopted in these financial statements:

IAS 19 Amendment, Actuarial Gains and Losses, Group Plans and Disclosures (effective 1 January 2006). This amendment has resulted in increased disclosure in respect of the Group's post-retirement benefit schemes, details of which are shown in note 41. No changes were made to the Group's accounting policy in respect of the treatment of actuarial gains and losses. The Group continues to apply the 'corridor' approach;

IAS 39 Amendment for Hedges of Forecast Intra-group Transactions (effective 1 January 2006). The amendment permits the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intra-group transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into the income statement in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The adoption of this amendment had no material impact on the annual financial statements;

IFRS 4 Amendment for Financial Guarantee Contracts (effective 1 January 2006). This provides guidance to issuers of financial guarantee contracts. If the issuer of the contract normally accounts for such a contact as a financial instrument liability, but has previously asserted explicitly that it regards such contracts as insurance contracts and had accounted for them as such, then it may elect irrevocably to account for the contracts as financial instruments or insurance contracts. The adoption of this amendment had no material impact on the annual financial statements;

IFRIC 4, 'Determining whether an Arrangement contains a Lease' (effective 1 January 2006). IFRIC 4 provides guidance on determining whether an arrangement that does not take the legal form of a lease contains a lease and should be accounted for in terms of IAS 17, 'Leases'. The adoption of this amendment had no material impact on the annual financial statements.

(w) Future amendments not early adopted in the 2006 annual financial statements
The following standards, amendments to standards, and interpretations effective in future accounting periods, and which are relevant to the Group, have not been early adopted in these financial statements:

> IAS 1 amendment, Additional disclosures in relation to an entity's capital (effective 1 January 2007);
> IFRS 7 'Financial Instruments: Disclosures' (effective 1 January 2007). IFRS 7 will supersede IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'. In particular, IFRS 7 requires additional disclosure over and above that required by IAS 32 in respect of (1) The significance of financial instruments for an entity's financial position and performance, (2) The nature and extent of risks arising from financial instruments; and (3) Capital objectives and policies;
> IFRIC 11, 'IFRS 2 – Group and Treasury Share Transactions' (effective 1 March 2007) was issued during the financial year. IFRIC 11 clarifies the treatment required in group and subsidiary financial statements of certain share-based transactions entered into by holding companies or subsidiaries, principally in respect of accounting for entitlements to equity instruments of the holding company. The principles set out in the interpretation will have no impact on the Group's existing accounting policy on share-based payments in the Parent Company financial statements.

The above amendments, which will be adopted in 2007, will predominantly require changes in disclosure, and are not expected to result in changes to the Group's recognition and measurement accounting policies.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Income statement (average rate)	Balance sheet (closing rate)
31 December 2006		
Rand	12.4740	13.6746
US Dollars	1.8429	1.9569
Swedish Krona	13.5918*	13.3924
Euro	1.4671*	1.4837
1 February 2006		
Swedish Krona		13.5347
31 December 2005		
Rand	11.5812	10.8923
US Dollars	1.8195	1.7187

* The 2006 income statement rate applied in respect of Skandia is an eleven month average rate.

3 Segment information

(i) Basis of segmentation

The Group's primary segmentation is on a geographic basis, the four geographic segments are based on the Group's management structure of the business; namely South Africa, United States, Europe and Other. The Group operates across four principal lines of business; long-term business, asset management, banking and general insurance. These are the secondary segments.

Income statement information, based on the Group's geographical and business segments, is presented in the form of a matrix that follows the same format as the consolidated income statement. Analysis of gross earned premiums and funds under management are also presented.

3 Segment information continued

(ii) Income statement – primary and secondary segment information

	South Africa			
Year ended 31 December 2006	Long-term business	Asset management	Banking	General insurance
Revenue				
Gross earned premiums	1,628	–	–	687
Outward reinsurance	(33)	–	–	(89)
Net earned premiums	1,595	–	–	598
Investment income (net of investment losses)	5,276	43	181	101
Banking interest and similar income	–	–	2,299	–
Fee and commission income, and income from service activities	120	159	584	–
Other income	78	28	36	–
Share of associated undertakings' profit after tax	6	–	6	–
Inter-segment revenues	96	53	8	–
Total revenue	7,171	283	3,114	699
Expenses				
Claims and benefits (including change in insurance contract provisions)	(4,706)	–	–	(404)
Reinsurance recoveries	21	–	–	29
Net claims and benefits incurred	(4,685)	–	–	(375)
Change in investment contract liabilities	(1,160)	–	–	–
Losses on loans and advances	–	–	(120)	–
Finance costs (including interest and similar expenses)	–	–	–	–
Banking interest expense	–	–	(1,386)	–
Fees and commission expense, and other acquisition costs	(165)	(4)	(85)	(125)
Other operating and administrative expenses	(536)	(118)	(967)	(58)
Change in third party interest in consolidated funds	–	–	–	–
Goodwill impairment	–	–	(5)	(3)
Amortisation of PVIF and other acquired intangibles	–	–	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	17	–
Inter-segment expenses	(65)	(64)	(23)	(6)
Total expenses	(6,611)	(186)	(2,569)	(567)
Profit before tax	560	97	545	132
Adjusting items	(24)	–	(11)	(50)
Income tax attributable to policyholder returns	(125)	–	–	–
Adjusted operating profit	411	97	534	82

3 Segment information continued

(ii) Income statement – primary and secondary segment information year ended 31 December 2006 continued

United States		Europe			Other	Group		£m
Long-term business	Asset management	Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenue)/ expense	Total
2,128	–	270	–	–	–	–	–	4,713
(81)	–	(64)	–	–	–	–	–	(267)
2,047	–	206	–	–	–	–	–	4,446
736	4	3,722	6	–	3	3	364	10,439
–	–	–	–	142	–	–	–	2,441
–	405	600	259	30	105	–	–	2,262
–	31	26	(3)	(8)	3	123	10	324
–	–	–	–	–	(6)	–	–	6
–	14	180	39	33	1	11	(435)	–
2,783	454	4,734	301	197	106	137	(61)	19,918
(2,708)	–	(181)	–	–	–	–	–	(7,999)
164	–	31	–	–	–	–	–	245
(2,544)	–	(150)	–	–	–	–	–	(7,754)
–	–	(3,495)	–	–	–	–	–	(4,655)
–	–	–	–	(3)	–	–	–	(123)
–	–	–	–	–	–	(91)	–	(91)
–	–	–	–	(75)	–	–	–	(1,461)
(34)	(7)	(150)	(56)	(6)	(22)	–	(60)	(714)
(77)	(321)	(413)	(118)	(71)	(64)	(47)	(36)	(2,826)
–	–	–	–	–	–	–	(278)	(278)
–	–	–	–	–	–	–	–	(8)
(22)	–	(349)	(7)	(1)	–	–	–	(379)
–	68	–	–	–	–	–	–	85
(15)	–	(89)	(130)	(31)	(4)	(8)	435	–
(2,692)	(260)	(4,646)	(311)	(187)	(90)	(146)	61	(18,204)
91	194	88	(10)	10	16	(9)	–	1,714
33	(67)	247	9	1	–	(154)	–	(16)
–	–	(114)	–	–	–	–	–	(239)
124	127	221	(1)	11	16	(163)	–	1,459

3 Segment information continued

(ii) Income statement – primary and secondary segment information continued

	South Africa			
Year ended 31 December 2005	Long-term business	Asset management	Banking	General insurance
Revenue				
Gross earned premiums	1,673	–	–	690
Outward reinsurance	(32)	–	–	(95)
Net earned premiums	1,641	–	–	595
Investment income (net of investment losses)	5,468	47	171	132
Banking interest and similar income	–	–	2,018	–
Fee and commission income, and income from service activities	117	123	556	–
Other income	74	28	57	–
Share of associated undertakings' profit after tax	7	–	10	–
Inter-segment revenues	87	44	3	–
Total revenue	7,394	242	2,815	727
Expenses				
Claims and benefits (including change in insurance contract provisions)	(4,842)	–	–	(413)
Reinsurance recoveries	30	–	–	50
Net claims and benefits incurred	(4,812)	–	–	(363)
Change in investment contract liabilities	(1,202)	–	–	–
Losses on loans and advances	–	–	(103)	–
Finance costs (including interest and similar expenses)	–	–	–	–
Banking interest expense	–	–	(1,254)	–
Fees and commission expense, and other acquisition costs	(139)	(1)	(78)	(126)
Other operating and administrative expenses	(449)	(99)	(973)	(68)
Change in third party interest in consolidated funds	–	–	–	–
Goodwill impairment	–	–	–	(5)
Amortisation of PVIF and other acquired intangibles	–	–	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	64	–
Inter-segment expenses	(51)	(57)	(16)	–
Total expenses	(6,653)	(157)	(2,360)	(562)
Profit before tax for the financial year	741	85	455	165
Adjusting items	(142)	–	(34)	(63)
Income tax attributable to policyholder returns	(124)	–	–	–
Adjusted operating profit	475	85	421	102

3 Segment information continued

(ii) Income statement – primary and secondary segment information year ended 31 December 2005 continued

United States		Europe			Other	Group		£m
Long-term business	Asset management	Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenue)/ expense	Total
2,110	–	–	–	–	–	–	–	4,473
(70)	–	–	–	–	–	–	–	(197)
2,040	–	–	–	–	–	–	–	4,276
565	2	–	2	–	3	17	162	6,569
–	–	–	–	–	–	–	–	2,018
–	406	–	14	–	79	–	(21)	1,274
(2)	34	–	9	–	–	24	(9)	215
–	–	–	–	–	–	–	–	17
1	12	–	3	–	3	9	(162)	–
2,604	454	–	28	–	85	50	(30)	14,369
(2,540)	–	–	–	–	–	–	–	(7,795)
146	–	–	–	–	–	–	–	226
(2,394)	–	–	–	–	–	–	–	(7,569)
–	–	–	–	–	–	–	–	(1,202)
–	–	–	–	–	–	–	–	(103)
–	–	–	–	–	–	(40)	–	(40)
–	–	–	–	–	–	–	–	(1,254)
(12)	(10)	–	(4)	–	(13)	–	(6)	(389)
(69)	(326)	–	(13)	–	(51)	(61)	(46)	(2,155)
–	–	–	–	–	–	–	(80)	(80)
–	–	–	–	–	–	–	–	(5)
(24)	–	–	–	–	–	–	–	(24)
–	(6)	–	–	–	–	–	–	58
(12)	–	–	(12)	–	(1)	(13)	162	–
(2,511)	(342)	–	(29)	–	(65)	(114)	30	(12,763)
93	112	–	(1)	–	20	(64)	–	1,606
13	6	–	–	–	–	2	–	(218)
–	–	–	(3)	–	–	–	–	(127)
106	118	–	(4)	–	20	(62)	–	1,261

(iii) Gross earned premiums

£m

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Long-term business – insurance contracts	1,183	2,128	270	–	3,581
Long-term business – investment contracts with discretionary participation features	445	–	–	–	445
Total long-term business	1,628	2,128	270	–	4,026
General insurance	687	–	–	–	687
Gross earned premiums	2,315	2,128	270	–	4,713
Long-term business – other investment contracts recognised as deposits	1,737	216	7,645	–	9,598

£m

Year ended 31 December 2005	South Africa	United States	Europe	Other	Total
Long-term business – insurance contracts	1,191	2,110	–	–	3,301
Long-term business – investment contracts with discretionary participation features	482	–	–	–	482
Total long-term business	1,673	2,110	–	–	3,783
General insurance	690	–	–	–	690
Gross earned premiums	2.363	2,110	–	–	4,473
Long-term business – other investment contracts recognised as deposits	1,314	341	–	–	1,655

(iv) Funds under management

£m

At 31 December 2006	South Africa	United States	Europe	Other	Total
Long-term business policyholder funds	20,817	11,750	38,233	1,219	72,019
Unit trusts and mutual funds	5,255	–	10,768	5,530	21,553
Third party client funds	12,950	121,634	1,926	5,013	141,523
Total client funds under management	39,022	133,384	50,927	11,762	235,095
Shareholder funds	2,072	925	1,291	50	4,338
Total funds under management	41,094	134,309	52,218	11,812	239,433

£m

At 31 December 2005	South Africa	United States	Europe	Other	Total
Long-term business policyholder funds	23,644	12,498	392	1,359	37,893
Unit trusts and mutual funds	4,343	–	–	2,013	6,356
Third party client funds	12,811	119,168	1,114	1,404	134,497
Total client funds under management	40,798	131,666	1,506	4,776	178,746
Shareholder funds	2,536	659	–	225	3,420
Total funds under management	43,334	132,325	1,506	5,001	182,166

3 Segment information continued

(v) Balance sheet information

£m

At 31 December 2006	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total
Assets							
Long-term business	26,142	15,370	48,485	–	–	(2,199)	87,798
Asset management	1,658	1,394	444	401	–	(433)	3,464
Banking	30,751	–	4,325	–	–	(14)	35,062
General insurance	616	–	–	–	–	(32)	584
Other shareholders' assets	991	–	611	263	571	(852)	1,584
Investments in associated undertakings	70	–	–	13	–	–	83
Consolidated total assets	60,228	16,764	53,865	677	571	(3,530)	128,575
Liabilities							
Long-term business	25,656	14,113	44,674	–	–	(324)	84,119
Asset management	1,411	369	440	79	–	(1,062)	1,237
Banking	28,708	–	4,046	–	–	(509)	32,245
General insurance	354	–	–	–	–	–	354
Other shareholders' liabilities	397	–	579	65	2,451	(1,635)	1,857
Consolidated total liabilities	56,526	14,482	49,739	144	2,451	(3,530)	119,812
Net assets							
Long-term business	724	1,257	3,811	–	–	(1,875)	3,917
Asset management	247	1,025	4	322	–	629	2,227
Banking	2,043	–	279	–	–	495	2,817
General insurance	262	–	–	–	–	(32)	230
Other shareholders' net assets	594	–	171	198	(938)	783	808
Investments in associated undertakings	70	–	–	13	–	–	83
	3,940	2,282	4,265	533	(938)	–	10,082
Debt	(238)	–	(139)	–	(942)	–	(1,319)
Consolidated net assets	3,702	2,282	4,126	533	(1,880)	–	8,763

The net assets of South African businesses are stated after eliminating investments in Group equity and debt instruments of £560 million (2005: £570 million) held in policyholder funds. These include investments in the Company's ordinary shares and subordinated liabilities and preferred securities issued by the Group's banking subsidiary Nedbank Limited. All South Africa debt relates to long-term business. All other debt relates to other shareholders' net assets.

3 Segment information continued

(v) Balance sheet information continued

£m

At 31 December 2005	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total
Assets							
Long-term business	29,413	13,870	200	–	–	(905)	42,578
Asset management	1,309	1,346	–	1,126	–	(684)	3,097
Banking	31,925	–	–	–	–	–	31,925
General insurance	911	–	–	–	–	–	911
Other shareholders' assets	1,006	–	241	–	610	113	1,970
Investments in associated undertakings	93	–	–	–	–	–	93
Consolidated total assets	64,657	15,216	441	1,126	610	(1,476)	80,574
Liabilities							
Long-term business	28,923	12,577	200	–	–	(44)	41,656
Asset management	1,073	281	–	481	–	(263)	1,572
Banking	29,646	–	–	–	–	(16)	29,630
General insurance	447	–	–	–	–	–	447
Other shareholders' liabilities	464	–	–	–	1,539	(1,153)	850
Consolidated total liabilities	60,553	12,858	200	481	1,539	(1,476)	74,155
Net assets							
Long-term business	816	1,293	–	–	–	(861)	1,248
Asset management	236	1,065	–	645	–	(421)	1,525
Banking	2,279	–	–	–	–	16	2,295
General insurance	464	–	–	–	–	–	464
Other shareholders' net assets	542	–	241	–	(409)	1,266	1,640
Investments in associated undertakings	93	–	–	–	–	–	93
	4,430	2,358	241	645	(409)	–	7,265
Debt	(326)	–	–	–	(520)	–	(846)
Consolidated net assets	4,104	2,358	241	645	(929)	–	6,419

4 Operating profit adjusting items

(i) Summary of adjusting items
In determining the adjusted operating profit of the Group adjustments are made to profit before tax to reflect the directors' view of the underlying long-term performance of the Group. These items are summarised below:

Year ended 31 December 2006	Notes	South Africa	United States	Europe	Other	Total £m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(8)	(22)	(256)	–	(286)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	17	68	–	–	85
Short-term fluctuations in investment return	4(iv)	339	(12)	(1)	–	326
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(148)	–	–	–	(148)
Dividends declared to holders of perpetual preferred callable securities	4(vii)	–	–	–	39	39
Closure of unclaimed shares trusts	4(viii)	(115)	–	–	115	–
Total adjusting items		85	34	(257)	154	16
Tax on adjusting items	5(iii)	(47)	18	46	(4)	13
Minority interest in adjusting items	6(iii)	10	–	7	–	17
Total adjusting items after tax and minority interests		48	52	(204)	150	46

Year ended 31 December 2005	Notes	South Africa	United States	Europe	Other	Total £m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(5)	(17)	–	–	(22)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	64	(6)	–	–	58
Short-term fluctuations in investment return	4(iv)	359	4	–	–	363
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(109)	–	–	–	(109)
Initial costs of Black Economic Empowerment schemes	4(vi)	(70)	–	–	(2)	(72)
Total adjusting items		239	(19)	–	(2)	218
Tax on adjusting items	5(iii)	(49)	6	–	–	(43)
Minority interest in adjusting items	6(iii)	(18)	–	–	–	(18)
Total adjusting items after tax and minority interests		172	(13)	–	(2)	157

4 Operating profit adjusting items continued

(ii) Goodwill impairment and impact of acquisition accounting
In applying acquisition accounting in accordance with IFRS deferred acquisition costs and revenue are not recognised. These are reversed in the acquisition balance sheet and replaced by goodwill, other intangible assets and the value of the acquired present value of in-force business ('acquired PVIF'). In determining its adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the impairment of goodwill and the amortisation of acquired other intangibles and acquired PVIF.

The amortisation of deferred costs and revenue for the Skandia businesses for the period since acquisition was £101 million. The amortisation of acquired PVIF for the Skandia businesses was £293 million over the same period.

Compared to the prior year, the exclusion of PVIF amortisation is a change in methodology in respect of calculating the adjusted operating profit of the Group's long-term business in the United States. Comparative information has been restated accordingly.

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

£m

Year ended December 2006	South Africa	United States	Europe	Other	Total
Amortisation of acquired PVIF					
Long-term business	–	22	293	–	315
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(103)	–	(103)
Asset management	–	–	2	–	2
Amortisation of other acquired intangible assets					
Long-term business	–	–	56	–	56
Asset management	–	–	7	–	7
Banking	–	–	1	–	1
Goodwill impairment					
Banking	5	–	–	–	5
General insurance	3	–	–	–	3
	8	22	256	–	286

£m

Year ended December 2005	South Africa	United States	Europe	Other	Total
Amortisation of PVIF					
Long-term business	–	17	–	–	17
Goodwill impairment					
General insurance	5	–	–	–	5
	5	17	–	–	22

4 Operating profit adjusting items continued

(iii) Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments

During 2006, the US asset management business disposed of its interests in affiliate asset managers resulting in a profit on disposal of £68 million.

During 2006, the Group's South African banking subsidiary disposed of its remaining investment in an IT finance solutions business resulting in a profit on disposal of £17 million. This followed the disposal of the first part of its strategic investment in this business in 2005, which recognised a profit of £68 million. In 2005 the South Africa banking business made other small disposals and write-offs of subsidiaries that recognised losses of £4 million.

£m

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Asset management	–	68	–	–	68
Banking	17	–	–	–	17
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments before tax	17	68	–	–	85

£m

Year ended 31 December 2005	South Africa	United States	Europe	Other	Total
Asset management	–	(6)	–	–	(6)
Banking	64	–	–	–	64
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments before tax	64	(6)	–	–	58

(iv) Long-term investment return

Profit before tax includes actual investment returns earned on the shareholder assets of the Group. Adjusted operating profit is stated after recalculating shareholder asset investment returns based on a long-term investment return rate. The difference between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For South Africa long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For the Group's South Africa general insurance business, the return is an average value of the investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. For US and Europe long-term businesses, the return is applied to average investible assets.

Long-term investment rates	Year ended 31 December 2006	Year ended 31 December 2005
South Africa long-term business – weighted average return	11.3%	11.1%
South Africa general insurance – weighted average return	11.1%	11.1%
Equities	13.0%	13.0%
Cash and other investible assets – Rand denominated	9.0%	9.0%
Cash and other investible assets – other currencies	6.0%	6.0%
United States – weighted average	5.9%	5.9%
Europe long-term business – weighted average	4.6%	n/a

4 Operating profit adjusting items continued

(iv) **Long-term investment return** continued
Analysis of short-term fluctuations in investment return

£m

Year ended 31 December 2006	South Africa	United States	Europe	Total
Long-term business				
Actual investment return attributable to shareholders	436	620	3	1,059
Less: long-term investment return	(150)	(632)	(4)	(786)
	286	(12)	(1)	273
General insurance business				
Actual investment return attributable to shareholders	101	–	–	101
Less: long-term investment return	(48)	–	–	(48)
	53	–	–	53
Total short-term fluctuations in investment return	339	(12)	(1)	326

The actual investment return attributable to shareholders for the US long-term business reflects total investment income, as a distinction is not drawn between shareholder and policyholder funds.

£m

Year ended 31 December 2005	South Africa	United States	Europe	Total
Long-term business				
Actual investment return attributable to shareholders	411	587	–	998
Less: long-term investment return	(132)	(583)	–	(715)
	279	4	–	283
General insurance business				
Actual investment return attributable to shareholders	133	–	–	133
Less: long-term investment return	(53)	–	–	(53)
	80	–	–	80
Total short-term fluctuations in investment return	359	4	–	363

(v) Investment return adjustment for Group equity and debt instrument held in life funds
Adjusted operating profit includes investment returns on policyholder investments in Group equity and debt instruments by the Group's life funds. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's South Africa banking subsidiary. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. In 2006 the total investment return attributable to such items was £148 million (2005: £109 million).

(vi) Initial costs of Black Economic Empowerment schemes
In 2005, the Group implemented Black Economic Empowerment schemes, which will ultimately increase black shareholdings in its South African businesses. Implementation of these schemes occurred in August 2005 and resulted in the issue of new ordinary shares in Old Mutual plc and its subsidiaries to various share trusts for the benefit of black employees within the Group and to a number of black controlled entities beneficially owned by black clients or distributors, black community groups and black business partners in South Africa.

Upfront costs of £72 million incurred in the implementation of these schemes during 2005 were excluded from adjusted operating profit. These consisted of share-based payment charges in accordance with IFRS 2, administration costs associated with implementation and running of the schemes and performance fees accrued in respect of the black business partners. The ongoing costs of these schemes are now included within the adjusted operating profit of the South African businesses.

(vii) Dividends declared to holders of perpetual preferred callable securities
Dividends declared to the holders of the Group's perpetual preferred callable securities were £39 million in the year ended 31 December 2006. These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. In the IFRS financial statements this cost is recognised in equity.

4 Operating profit adjusting items continued

(viii) Closure of unclaimed shares trusts

On 31 May 2006 Old Mutual announced that the Old Mutual South Africa Unclaimed Shares Trust (UST) together with similar trusts set up in Namibia, Zimbabwe, Malawi and Bermuda, would be closed at the end of August 2006. It has been determined that the gross proceeds from the sale of unclaimed shares by these trusts will be paid to Old Mutual plc. Under the terms of the deeds establishing the USTs, the trustees of the USTs were required, following their termination, to liquidate the residual assets of the USTs and to distribute them in accordance with the directions given by Old Mutual plc. Following discussions with the South African National Treasury, the Company announced on 30 January 2007 that it intended, subject to shareholders approval at the Company's Annual General meeting in May 2007, to use substantially all of the proceeds realised to discharge late claims in cash for a further period of three years (to 31 August 2009), to fund good causes in the jurisdictions of the trust concerned or to enhance benefits for certain specific small policyholders of the Group's South African and Namibian life businesses. The impact of the closure of these trusts has been reflected in the 2006 Group Financial Statements. Income of £115 million has been recognised by Old Mutual plc. Expenses of £115 million have been recognised by the Group's South Africa long-term business. The income relates to the anticipated receipt of sales proceeds from the trusts. The expenses relate to anticipated cost of the current proposals to discharge the Group's obligations following the closure of the trusts. This item has no impact on the profit before tax or adjusted operating profit of the Group, and has been excluded from the adjusted operating profit of Old Mutual plc and the Group's South Africa long-term business.

5 Income tax expense

(i) Analysis of total income tax expense

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Current tax		
United Kingdom tax		
Corporation tax	**61**	50
Double tax relief	**(26)**	(45)
Overseas tax		
South Africa	**282**	256
United States	**16**	–
Europe	**54**	1
Secondary Tax on Companies (STC)	**36**	17
Prior year adjustments	**(3)**	27
Total current tax	**420**	306
Deferred tax		
Origination of temporary differences	**203**	201
Changes in tax rates/bases	**–**	6
Write down/(recognition) of deferred tax assets	**(2)**	(29)
Total deferred tax	**201**	178
Total income tax expense	**621**	484

(ii) Reconciliation of total income tax expense

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Profit before tax	**1,714**	1,606
Tax at standard rate of 30% (2005: 30%)	**514**	482
Different tax rate or basis on overseas operations	**(21)**	(4)
Untaxed and low taxed income	**(141)**	(142)
Disallowable expenses	**61**	34
Net movement on deferred tax assets not recognised	**19**	9
STC	**37**	21
Income tax attributable to policyholder returns	**173**	89
Other	**(21)**	(5)
Total income tax expense	**621**	484

5 Income tax expense continued

(iii) Income tax on adjusted operating profit

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Income tax expense	621	484
Tax on adjusting items		
Impact of acquisition accounting	52	6
Profit on disposal of subsidiaries, associated undertakings and strategic investments	8	1
Short-term fluctuations in investment return	(43)	(55)
Initial costs of Black Economic Empowerment schemes	–	5
Income tax attributable to policyholders returns	(239)	(127)
Tax on dividends declared to holders of perpetual preferred callable securities recognised in equity	(4)	–
Income tax on adjusted operating profit	395	314

6 Minority interests – Income statement

(i) Minority interests – ordinary shares

The minority interest charge to profit for the financial year has been calculated on the basis of the Group's effective ownership of the subsidiaries in which it does not own 100 per cent of the ordinary equity. The principal subsidiaries where a minority exists are the Group's banking and general insurance businesses in South Africa and its newly acquired long-term, asset management and banking businesses in Europe. For the year ended 31 December 2006 the minority interest attributable to ordinary shares was £207 million (2005: £203 million).

(ii) Minority interests – preferred securities

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
R2,000 million non-cumulative preference shares	13	14
R792 million non-cumulative preference shares	5	6
US$750 million cumulative preferred securities	32	32
Minority interest – preferred securities	50	52

(iii) Minority interests – adjusted operating profit

The following table reconciles minority interests' share of profit for the financial year to minority interests' share of adjusted operating profit:

	£m	
Reconciliation of minority interests share of profit for the financial year	Year ended 31 December 2006	Year ended 31 December 2005
The minority interest charge is analysed as follows:		
Minority interest – ordinary shares	207	203
Goodwill impairment and impact of acquisition accounting	11	1
Profit on disposal of subsidiaries, associated undertakings and strategic investments	(7)	(27)
Short-term fluctuations in investment return	(9)	(14)
Initial costs of Black Economic Empowerment schemes	–	13
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	22	9
Minority interest share of adjusted operating profit	224	185

The Group uses revised weighted average effective ownership interests when calculating the minority interest applicable to the adjusted operating profit of its South Africa banking and general insurance businesses. This reflects the legal ownership of these businesses following the implementation for Black Economic Empowerment (BEE) schemes in 2005. In accordance with IFRS accounting rules the shares issued for BEE purposes are deemed to be, in substance, options. Therefore the effective ownership interest reflected in arriving at profit after tax in the consolidated income statement is lower than that applied in arriving at adjusted operating profit after tax. In 2006 the increase in adjusted operating profit attributable to minority interests as a result of this was £22 million (2005: £9 million).

7 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the year excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

£m	Year ended 31 December 2006	Year ended 31 December 2005
Profit for the financial year attributable to equity holders of the parent	836	867
Dividends declared to holders of perpetual preferred callable securities	(35)	–
Profit attributable to ordinary equity holders	**801**	867

Total dividends declared to holders of perpetual preferred callable securities of £39 million in 2006 are stated net of tax credits of £4 million.

Millions	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of ordinary shares in issue	**5,339**	3,951
Shares held in charitable foundations	(19)	(19)
Shares held in ESOP trusts	(98)	(92)
Adjusted weighted average number of ordinary shares	**5,222**	3,840
Shares held in life funds	(292)	(290)
Shares held in Black Economic Empowerment trusts	(225)	(94)
Weighted average number of ordinary shares	**4,705**	3,456
Basic earnings per ordinary share (pence)	**17.0**	25.1

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment trusts which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

Millions	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of ordinary shares in issue	4,705	3,456
Adjustments for share options held by ESOP trusts	62	20
Adjustments for shares held in Black Economic Empowerment trusts	225	94
	4,992	3,570
Diluted earnings per ordinary share (pence)	**16.1**	24.3

7 Earnings and earnings per share continued

(ii) Adjusted operating earnings per ordinary share
Adjusted operating earnings per ordinary share is determined based on adjusted operating profit. Adjusted operating profit represents the directors' view of the underlying performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities and income/(expense) from closure of unclaimed shares trusts.

The reconciliation of profit for the financial year to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

	Notes	Year ended 31 December 2006 (£m)	Year ended 31 December 2005 (£m)
Profit for the financial year attributable to equity holders of the parent		**836**	867
Adjusting items	4(i)	**(16)**	(218)
Tax on adjusting items	5(iii)	**(13)**	43
Minority interest on adjusting items	6(iii)	**(17)**	18
Adjusted operating profit after tax attributable to ordinary equity holders		**790**	710
Adjusted weighted average number of ordinary shares – (millions)		**5,222**	3,840
Adjusted operating earnings per ordinary share – (pence)		**15.1**	18.5

8 Investment income (net of investment losses)

	Year ended 31 December 2006 (£m)	Year ended 31 December 2005 (£m)
Interest income and similar income		
Finance lease and instalment debtors	**1**	1
Bills and acceptances	**12**	7
Term loans and other	**48**	11
Cash and short-term funds held	**119**	30
Investment securities	**1,452**	1,267
	1,632	1,316
Dividend income		
Financial assets fair valued through income statement	**433**	398
Other financial instruments	**66**	78
	499	476
Rental income on investment properties	**66**	69
Unrealised gains/(losses)		
Foreign currency (trading)	**55**	59
Investment property	**140**	192
Financial assets fair valued through income statement	**1,458**	2,379
Other investments	**1,820**	125
	3,473	2,755
Realised gains/(losses)		
Foreign currency (trading)	**(18)**	40
Investment securities	**4**	7
Financial assets fair valued through income statement	**2,845**	1,848
Other investments	**1,964**	64
	4,795	1,959
Loss on foreign exchange (non-trading)	**(26)**	(6)
Total investment income (net of investment losses)	**10,439**	6,569

9 Banking interest and similar income

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Interest income and similar income		
Mortgage loans	1,121	860
Finance lease and instalment debtors	350	285
Bills and acceptances	10	23
Term loans and other	625	548
Customer overdrafts	100	97
Cash and short-term funds held	91	29
Investment securities	130	164
	2,427	2,006
Dividend income		
Financial assets fair valued through income statement	14	12
Total banking interest and similar income	2,441	2,018

10 Fee and commission income, and income from service activities

				£m
	Long-term business	Asset management	Banking	Total
Year ended 31 December 2006				
Fee and commission income	853	881	617	2,351
Transaction and performance fees	–	86	–	86
Change in deferred revenue	(133)	(38)	(4)	(175)
	720	929	613	2,262
Year ended 31 December 2005				
Fee and commission income	108	529	563	1,200
Transaction and performance fees	–	86	–	86
Change in deferred revenue	9	(14)	(7)	(12)
	117	601	556	1,274

11 Finance costs (including interest and similar expenses)

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Interest payable	76	44
Gain on revaluation of borrowed funds	(7)	–
Loss on revaluation of derivative assets/liabilities	16	–
Reserve movements relating to debt and derivative instruments	6	(4)
Total finance costs (including interest and similar expenses)	91	40

12 Banking interest expense

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Loan notes	10	24
Banks and customers	1,149	935
Subordinated debt liabilities	67	67
Debt securities in issue	228	228
Other interest expense	7	–
Total banking interest expense	1,461	1,254

13 Fees and commission expense, and other acquisition costs

£m

	Long-term business	Asset management	Banking	Total
Year ended 31 December 2006				
Fees and commission expense	955	194	91	1,240
Changes in deferred acquisition costs	(558)	(46)	–	(604)
Other acquisition costs	78	–	–	78
	475	148	91	714
Year ended 31 December 2005				
Fees and commission expense	518	46	78	642
Changes in deferred acquisition costs	(301)	(17)	–	(318)
Other acquisition costs	64	1	–	65
	281	30	78	389

14 Other operating and administrative expenses

(i) Other operating and administrative expenses

£m

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Staff costs	14(ii)	1,442	1,100
Depreciation		68	61
Software costs		7	1
Operating lease rentals – Banking		47	48
Operating lease rentals – Non-banking		38	26
Amortisation of intangibles		414	69
Impairment of goodwill		14	8

(ii) Staff costs

£m

	Year ended 31 December 2006	Year ended 31 December 2005
Staff costs		
Wages and salaries	946	705
Social security costs	53	13
Retirement obligations		
Defined contribution plans	38	18
Defined benefit plans	–	17
Other retirement benefits	4	5
Bonus and incentive remuneration	292	269
Share-based payments	57	51
Termination benefits	1	1
Long-term employee benefits	10	2
Other	41	19
	1,442	1,100

Number

The average number of persons employed by the Group during the year was:		
Long-term business	21,713	14,850
Banking	23,581	22,188
Asset management	5,028	2,758
General insurance	2,709	3,051
Other	121	103
	53,152	42,950

14 Other operating and administrative expenses continued

(iii) Fees to Group's auditors

Included in other operating expenses are fees paid to the Group's auditors. These can be categorised as follows:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Fees for audit services		
Group	0.9	0.5
Subsidiaries	9.2	5.9
Pension schemes	0.1	–
Total audit fees	10.2	6.4
Fees for non-audit services		
Taxation	0.6	0.6
Information technology	0.1	–
Valuation and actuarial	0.2	–
Corporate finance transactions	0.2	0.5
Any other services provided by auditors	2.3	3.5
Total non-audit services	3.4	4.6
Total Group auditors' remuneration	13.6	11.0

In addition to the above, fees of £2.9 million (2005: £2.8 million) were payable to other auditors in respect of joint audit arrangements of Nedbank, the Group's banking subsidiary in South Africa.

15 Acquisition of subsidiaries

On 26 January 2006, the Company's offer for Försäkringsaktiebolaget Skandia (publ) (Skandia) was declared unconditional. Settlement of acceptances received up to that date was effective on 3 February 2006, which resulted in the Company obtaining 72.1 per cent of Skandia. The offer was extended and further acceptances were received and settled on 17 February 2006 (17.4 per cent) and on 23 March 2006 (8.7 per cent). Consequently, following further permitted open market purchases, the Group's interest in Skandia was 98.8 per cent at 31 December 2006.

The Company has instigated a compulsory purchase of the remaining Skandia shares. The compulsory purchase proceedings are in progress. Access to the minority shares is anticipated to be completed during 2007.

Under the terms of the offer, consideration was paid to Skandia shareholders by way of a combination of cash and shares in Old Mutual plc. To date, cash consideration of £1,253 million has been paid by the Company and the Company has issued 1,389 million Old Mutual plc shares, with a fair value of £2,670 million.

The results of Skandia have been included in these financial statements of the Group from 1 February 2006.

Total revenue and profit before tax for the eleven months ended 31 December 2006 were £5,148 million and £89 million, respectively. The total revenue and profit before tax for the twelve months ended 31 December 2006 were £5,309 million and £97 million, respectively.

The fair value of the consideration paid for the Group's 98.8 per cent holding in Skandia is as follows:

	£m
	Year ended 31 December 2006
Cash paid	1,253
Fair value of 1,389 million Old Mutual plc shares issued, based on the published prices at applicable rates of exchange	2,670
Costs of acquisition	72
Total consideration	3,995

The acquisition of Skandia in exchange for the Group's ordinary shares means that merger relief is applicable under section 131 of the Companies Act 1985. As a result during the year £2,532 million has been credited to the merger reserve within the Company's balance sheet.

15 Acquisition of subsidiaries continued

The fair value of the assets and liabilities acquired was as follows:

	Book value	Fair value and accounting policy adjustments	Acquired intangibles	Fair value as reported at 31 December 2006 £m
Assets				
Intangible assets	52	(41)	3,036	3,047
Deferred acquisition costs (DAC)	1,422	(1,422)	–	–
Deferred tax assets	40	(5)	–	35
Other assets	39,366	(270)	–	39,096
Total assets	40,880	(1,738)	3,036	42,178
Liabilities				
Deferred revenue liability (DRL)	1,214	(1,214)	–	–
Provisions	89	99	–	188
Contingent liabilities	–	63	–	63
Deferred tax liabilities	234	(109)	500	625
Other liabilities	38,426	(18)	–	38,408
Total liabilities	39,963	(1,179)	500	39,284
Net assets acquired	917	(559)	2,536	2,894
Less: Minority share of net assets acquired				(29)
Residual goodwill				1,130
Total consideration				3,995

The fair value of the net assets and acquired intangibles has been updated following revisions to original estimates in the fourth quarter of 2006. The calculation of residual goodwill will be finalised in 2007.

Separate intangible assets have been identified and valued at £3,036 million, using estimated post-tax cash flows and post-tax discount rates. These intangibles represent the value of the PVIF, the values of the Skandia distribution network, customer relationships in respect of non-life businesses, and the Skandia brand. No other intangibles were identified which were capable of reliable measurement. A deferred tax liability of £500 million has been provided for in respect of these intangible assets, based on the tax rates applicable in the various territories, on the grounds that the assets have no tax base, thereby creating temporary differences on which deferred tax must be provided.

The useful economic lives of the PVIF and other intangibles have been assessed, taking into account factors such as the usage of the asset, life cycles, obsolescence, maintenance, and period of control over the asset. PVIF and other intangible assets will be amortised over a period of between 10 and 20 years. Related deferred tax liabilities will be amortised in line with the amortisation of the particular intangible asset.

Other fair value adjustments principally comprise the derecognition of DAC, DRL and related balances (including deferred tax impacts thereon) on the basis that these items have no fair value at acquisition. These items are included in the calculation of the PVIF.

The remaining fair value and accounting policy adjustments relate to the derecognition of goodwill shown in Skandia's balance sheet, recognition at fair value of certain assets and liabilities previously recorded at amortised cost in Skandia's balance sheet, and other adjustments to reflect up to date estimates in respect of certain litigation issues and tax, including the recognition of certain contingencies.

Of the fair value and accounting policy adjustments shown above, £147 million relates to reductions in net assets determined in the final quarter of 2006 on the basis of new information that has become available subsequent to the publication of the Group interim financial statements to 30 June 2006.

The residual goodwill of £1,130 million represents the value of the Skandia workforce and synergies, both from increased revenues and reduced costs which are expected to arise across the Skandia business and within our UK life assurance operations as a result of the acquisition. It also represents the value of new business growth and other customer intangible assets which cannot be reliably measured.

16 Goodwill and other intangible assets

£m

At 31 December	Goodwill 2006	2005	Present value of acquired in-force business 2006	2005	Software development costs 2006	2005	Other intangible assets 2006	2005	Total 2006	2005
Cost										
Balance at beginning of the year	**1,451**	1,215	**288**	260	**355**	299	**–**	–	**2,094**	1,774
Acquisitions through business combinations	**1,338**	142	**2,289**	–	**38**	–	**755**	–	**4,420**	142
Additions	**–**	–	**–**	–	**56**	40	**2**	–	**58**	40
Foreign exchange and other movements	**(220)**	99	**(34)**	28	**(72)**	28	**1**	–	**(325)**	155
Disposals or retirements	**(10)**	(5)	**–**	–	**(19)**	(12)	**–**	–	**(29)**	(17)
Balance at end of the year	**2,559**	1,451	**2,543**	288	**358**	355	**758**	–	**6,218**	2,094
Amortisation and impairment losses										
Balance at beginning of the year	**(161)**	(156)	**(159)**	(171)	**(204)**	(151)	**–**	–	**(524)**	(478)
Amortisation charge for the year	**–**	–	**(303)**	(24)	**(46)**	(45)	**(65)**	–	**(414)**	(69)
Impairment losses charged for the year	**(8)**	(5)	**–**	–	**(6)**	(3)	**–**	–	**(14)**	(8)
Foreign exchange and other movements	**39**	–	**31**	36	**21**	(17)	**(3)**	–	**88**	19
Disposals or retirements	**–**	–	**–**	–	**13**	12	**–**	–	**13**	12
Balance at end of the year	**(130)**	(161)	**(431)**	(159)	**(222)**	(204)	**(68)**	–	**(851)**	(524)
Carrying amount										
Balance at beginning of the year	**1,290**	1,059	**129**	89	**151**	148	**–**	–	**1,570**	1,296
Balance at end of the year	**2,429**	1,290	**2,112**	129	**136**	151	**690**	–	**5,367**	1,570

Other intangible assets above comprise distribution channels, customer relationships and brands associated with the Skandia business acquired during the year.

Goodwill arising on acquisitions through business combinations principally comprises £1,130 million with respect to the Skandia acquisition, £121 million with respect to various acquisitions by the Group's United States asset management business, £55 million relating to the purchase of additional interests in the Group's South Africa banking business, £32 million relating to various other small acquisitions.

Goodwill impairment charge

The goodwill impairment charge for the year ended 31 December 2006 was £8 million (2005: £5 million). The impairment charge arose in South Africa as a result of a decrease in the projected cash flows.

Impairment tests for goodwill

Goodwill arising on acquisition is reviewed for each cash generating unit (CGU) and the recoverable amounts are determined from value in use or net selling price calculations. An impairment to goodwill is made where the recoverable amount is less than the carrying value.

The key assumptions used in the determination of the recoverable amount are outlined below by segment:

Europe

The CGUs are the geographical areas, UK, Nordic and ELAM. In determining the total recoverable amount for each CGU the following assumptions are used:

Long-term business

The recoverable amount of the long-term business is determined using embedded value methodology plus a multiple of the value of new business (VNB). Embedded value represents the shareholder's interest in the long-term business and is calculated in accordance with the European Embedded Value (EEV) principles. The VNB represents the present value of future profits from new business.

The EEV and VNB are actuarially determined, based on business plans approved by management covering a three year period. Projections beyond that date have been extrapolated using a conservative inflation based growth assumption. The methodology and significant assumptions underlying the determination of EEV and VNB are disclosed in the supplementary information shown on pages 210 and 217 to 221. The valuation includes the expected synergies arising from the acquisition. The valuation multiple applied to the VNB has been determined by reference to recent market multiples applied in similar transactions of similar businesses.

Other business

The asset management business recoverable amount has been determined under the value-in-use methodology, based on projected cash flows. The cash flows are based on the business plans approved by management for the next three years and extrapolated using the same inflation based growth rate as under EEV. The assumptions underlying the business plan include market share, sales growth, investment performance and expected synergies arising from the acquisition. The risk free rates of return are the same as in the EEV calculations. The discount rate applied is based on the cost of equity. The equity market risk premium is determined by references to market valuation models.

The banking business has been valued based on a multiple of earnings, with comparison to recent similar transactions and market valuations.

16 Goodwill and other intangible assets continued

North America
Goodwill attributable to North America relates to the acquisition of the US Life business and US Asset management. As for Europe, the recoverable amount of the long-term business is determined as the EEV plus a multiple of the value of new business. The methodology and assumptions underlying the EEV and VNB are disclosed on pages 210 and 217 to 221. The multiples are determined by reference to recent market transactions and valuation models. The recoverable amount of the asset management business is determined under the value in use methodology. Projected cash flows are based on three year business plans approved by management, with extrapolation for two further years using a six per cent growth rate. The discount rate applied to these projected future cash flows is 14 per cent.

Africa
The goodwill for South Africa primarily relates to the banking business. The recoverable amount for the banking business is determined based on the value-in-use method. The calculation uses cash flow projections from business plans for the forthcoming three years which are then extrapolated for two further years. Extrapolation is achieved using a long-term growth rate which varies between three and five per cent. The risk adjusted discount rate is approximately 12.5 per cent.

Goodwill by cash generating unit
The following table is an analysis of the goodwill, net of amortisation and impairment losses by principal cash generating units:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
US Asset Management	**923**	934
US Life	**58**	66
African banking	**233**	233
UK	**587**	–
Nordic region	**370**	–
Europe and Latin America	**173**	–
Other	**85**	57
Goodwill, net of amortisation and impairment losses	**2,429**	1,290

Goodwill and other intangible assets by segment
Total goodwill and intangible assets, net of amortisation and impairment losses of £5,367 million (2005: £1,570 million) is attributable to South Africa £384 million (2005: £404 million), United States £1,092 million (2005: £1,119 million), Europe £3,826 million (2005: nil) and other £65 million (2005: £47 million). Total amortisation of £414 million (2005: £69 million) is attributable to South Africa £42 million (2005: £43 million), United States £14 million (2005: £26 million), Europe £358 million (2005: nil). Impairment losses of £14 million (2005: £8 million) relates to South Africa.

17 *Investments in associated undertakings*

(i) Investments in associated undertakings

The Group's investments in associated undertakings accounted for under the equity method are as follows:

Associated undertakings	Country of operation	% interest held	Carrying value £m	Group share of profit/(loss) £m
At 31 December 2006				
Acturis Ltd	United Kingdom	53%	1	–
Clident No. 638 (Pty) Ltd	Republic of South Africa	49%	12	–
G & C Shelf 31 (Pty) Ltd	Republic of South Africa	40%	6	–
Kimberley Clark	Republic of South Africa	50%	19	2
Kotak Mahindra Old Mutual Life Insurance Ltd	India	26%	12	(6)
Masingita Property Investment Holdings	Republic of South Africa	35%	2	–
Visigro Investments (Pty) Ltd	Republic of South Africa	30%	2	–
Whirlprops 33 (Pty) Ltd	Republic of South Africa	49%	4	3
SA Retail Properties Ltd	Republic of South Africa	17%	4	–
All other associated undertakings			21	7
			83	6

All of the above investments in associated undertakings are unlisted. All investments in associated undertakings are equity accounted using financial information as at 31 December 2006. The Group's holding in Acturis Ltd is non-voting preference shares and the Group does not have board control in Kimberley Clark. Consequently as the Group does not have control in either Acturis Ltd nor Kimberley Clark these companies have not been consolidated.

Associated undertakings	Country of operation	% interest held	Carrying value £m	Group share of profit/(loss) £m
At 31 December 2005				
Acturis Ltd	United Kingdom	70%	1	–
Barone, Budge & Dominick (Pty) Ltd	Republic of South Africa	20%	1	–
Capegate Lifestyle (Pty) Limited	Republic of South Africa	34%	2	–
Capricorn Science and Technology Park (Pty) Limited	Republic of South Africa	41%	3	–
Kimberley Clark	Republic of South Africa	50%	22	3
Linx Holdings (Pty) Ltd	Republic of South Africa	20%	4	2
Sanbona Properties (Pty) Limited	Republic of South Africa	50%	2	–
State Bank of Mauritius Nedbank International Ltd	Mauritius	50%	7	1
The Internet Solutions (Pty) Ltd	Republic of South Africa	20%	20	–
Whirlprops 33 (Pty) Ltd	Republic of South Africa	49%	2	2
All other associated undertakings			29	9
			93	17

All of the above investments in associated undertakings are unlisted.

17 Investments in associated undertakings continued

(ii) Aggregate financial information of investments in associated undertakings

The aggregate financial information for all investments in associated undertakings is as follows:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Total assets	301	256
Total liabilities	263	204
Total revenues	80	89
Net profit after tax	6	17

(iii) Aggregate Group investment in associated undertakings

The aggregate amounts for the Group's investment in associated undertakings are as follows:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Balance at beginning of the year	93	149
Additions from business combinations	6	–
Net disposals of investment in associated undertakings	(13)	(72)
Share of profit after tax	6	17
Dividends paid	(9)	(1)
Balance at end of the year	83	93

The Group has no significant investments which are accounted for as investment in associated undertakings, for which it owns less than 20% of the ordinary share capital.

(iv) Other Group holdings

The above does not include companies whereby the Group has a holding of more than 20%, but does not have significant influence over these companies by virtue of the Group not having any direct involvement in decision making or the other owners possessing veto rights.

The investment by the Group's banking subsidiary in the State Bank of Mauritius Ltd was impaired by £10 million in 2005.

(v) Contingent liabilities

The Group is severally liable for the contingent liabilities relating to investments in associated undertakings of £2 million (2005: £8 million).

18 Investment property

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Balance at beginning of the year	847	690
Additions	1	8
Additions from business combinations	2	–
Disposals	3	(49)
Net gain from fair value adjustments	139	191
Foreign exchange and other movements	(188)	7
Balance at end of the year	804	847

In 2006 additions of £1 million (2005: £8 million) related to African long-term business. Of the net gain arising from fair value adjustments on investment properties, £137 million (2005: £189 million) related to African long-term business and £2 million (2005: £2 million) related to African banking business.

The fair value of investment property leased to third parties under operating leases is as follows:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Freehold	797	833
Long leaseholds	–	6
Short leaseholds	7	8
	804	847
Rental income from investment property	87	98
Direct operating expense arising from investment property that generated rental income	(21)	(29)
	66	69

The carrying amount of investment property is the fair value of the property as determined by a registered independent valuer at least every three years, and annually by locally qualified staff, having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Fair values are determined having regard to recent market transactions for similar properties in the same location as the Group's investment property. The Group's current lease arrangements, which are entered into on an arm's length basis and which are comparable to those for similar properties in the same location, are taken into account.

Investment property comprises a number of commercial properties that are leased to third parties.

Of the total investment property of £804 million (2005: £847 million), £802 million (2005: £847 million) is attributable to South Africa and £2 million (2005: nil) to Europe.

19 Property, plant and equipment

£m

	Land		Buildings		Plant and equipment		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Gross carrying amount								
Balance at beginning of the year	63	60	331	326	507	534	901	920
Additions	1	2	5	11	93	74	99	87
Additions from business combinations	2	–	14	–	75	–	91	–
Increase arising from revaluation	3	7	25	21	–	–	28	28
Disposals	(2)	(6)	(5)	(35)	(54)	(81)	(61)	(122)
Foreign exchange and other movements	(14)	–	(80)	8	(107)	(20)	(201)	(12)
Balance at end of the year	53	63	290	331	514	507	857	901
Accumulated depreciation and impairment losses								
Balance at beginning of the year	–	–	(6)	(18)	(357)	(390)	(363)	(408)
Depreciation charge for the year	–	–	(8)	(8)	(60)	(53)	(68)	(61)
Disposals	–	–	1	12	42	74	43	86
Foreign exchange and other movements	–	–	–	8	30	12	30	20
Balance at end of the year	–	–	(13)	(6)	(345)	(357)	(358)	(363)
Carrying amount								
Balance at beginning of the year	63	60	325	308	150	144	538	512
Balance at end of the year	53	63	277	325	169	150	499	538

The carrying value of property, plant and equipment leased to third parties under operating leases, included in the above is £20 million (2005: £28 million) and comprises land of £3 million (2005: £4 million) and buildings of £17 million (2005: £24 million).

The carrying amount of property, plant and equipment leased from third parties under finance leases which is included in the above is nil (2005: £3 million), and comprises land of nil (2005: £1 million) and buildings of nil (2005: £2 million).

There are no restrictions on property, plant and equipment title as a result of security pledges and no contractual commitments for the acquisition of plant, property and equipment.

The revaluation of land and buildings relates to the African long-term business, £1 million and £19 million respectively, the African banking business, £2 million and £5 million respectively and the African general insurance business nil and £1m respectively. For long-term business, land and buildings are valued as at 31 December each year by internal professional valuers and external valuations are obtained once every three years. External professional valuers are used for the banking business. For both businesses the valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows and vacant land and property are valued according to sales of comparable properties. The carrying value that would have been recognised had the land and buildings been carried under the cost model would be £19 million (2005: £25 million) and £92 million (2005: £122 million) respectively for the African long-term business and £15 million (2005: £21 million) and £97 million (2005: £119 million) for the African banking business respectively.

Total capital expenditure, net of depreciation of £499 million (2005: £538 million) is attributable to South Africa £450 million (2005: £518 million), United States £14 million (2005: £15 million), Europe £28 million (2005: nil) and other £7 million (2005: £5 million).

Total depreciation of £68 million (2005: £61 million) is attributable to South Africa £51 million (2005: £54 million), United States £5 million (2005: £5 million), Europe £12 million (2005: nil) and other nil (2005: £2 million).

20 Operating lease arrangements

(i) The Group as lessee

Minimum lease payments under operating leases recognised as an expense in the year	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Banking	39	42
Non-banking	27	4
Minimum lease payments	66	46

Outstanding commitments under non-cancellable operating leases, fall due as follows:	Year ended 31 December 2006 Banking	Year ended 31 December 2006 Non-Banking	Year ended 31 December 2006 Total	Year ended 31 December 2005 Banking	Year ended 31 December 2005 Non-Banking	Year ended 31 December 2005 Total
						£m
Within one year	45	26	71	39	4	43
In the second to fifth years inclusive	234	90	324	194	11	205
After five years	236	48	284	282	–	282
	515	164	679	515	15	530

Operating lease payments principally represent rentals payable by the Group for the rental of buildings and equipment.

(ii) The Group as lessor

Assets subject to operating leases	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Land	3	4
Buildings	17	24
Investment property	804	847
	824	875

Future minimum lease payments of contracts with tenants	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Within one year	46	54
In the second to fifth years inclusive	115	134
After five years	32	34
	193	222

21 Finance lease arrangements

(i) Finance lease receivables

£m

Amounts receivable under finance leases	Minimum lease payments receivable At 31 December 2006	Minimum lease payments receivable At 31 December 2005	Present value of minimum lease payments receivable At 31 December 2006	Present value of minimum lease payments receivable At 31 December 2005
Within one year	712	709	656	661
In the second to fifth years inclusive	2,692	2,679	2,477	2,498
After five years	25	25	23	23
	3,429	3,413	3,156	3,182
Less: unearned finance income	(273)	(231)	–	–
Present value of minimum lease payments receivable	3,156	3,182	3,156	3,182

The accumulated allowance for uncollectable minimum lease payments receivable is £69 million, (2005: £99 million).

(ii) Finance lease payables

£m

Net carrying amount at the balance sheet date	At 31 December 2006	At 31 December 2005
Land leased from third party	–	1
Buildings leased from third party	–	2
	–	3

£m

Amounts payable under finance leases	Minimum lease payments At 31 December 2006	Minimum lease payments At 31 December 2005	Present value of minimum lease payments At 31 December 2006	Present value of minimum lease payments At 31 December 2005
Within one year	–	1	–	1
In the second to fifth years inclusive	–	–	–	–
After five years	–	–	–	1
	–	1	–	2
Less: future charges	–	–	–	–
Present value of minimum lease payments payable	–	1	–	2

22 Deferred tax assets and liabilities

Deferred income taxes are calculated on all temporary differences at the tax rate applicable to the jurisdiction in which the timing differences arise.

(i) Deferred tax assets

The movement on the deferred tax assets account is as follows:

£m

	1 January 2006	Income statement (charge)/ credit	(Charged)/ credited to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2006
Insurance funds	186	(32)	–	–	(29)	125
Tax losses carried forward	241	138	–	2	(44)	337
Accelerated capital allowances	95	(44)	–	–	(9)	42
Available for sale securities	(4)	–	–	–	4	–
Other temporary differences	(60)	45	(8)	23	7	7
	458	107	(8)	25	(71)	511

£m

	1 January 2005	Income statement (charge)/ credit	(Charged)/ credited to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2005
Insurance funds	156	16	–	–	14	186
Tax losses carried forward	266	(25)	–	(5)	5	241
Accelerated capital allowances	1	14	–	–	80	95
Available for sale securities	(8)	–	–	–	4	(4)
Other temporary differences	25	(11)	–	5	(79)	(60)
	440	(6)	–	–	24	458

Deferred tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable. The amounts for which no deferred tax asset has been recognised comprise:

£m

	31 December 2006		31 December 2005	
	Gross amount	Tax	Gross amount	Tax
Unrelieved tax losses				
Expiring within one year	39	2	65	3
Expiring in the second to fifth years inclusive	75	4	129	6
Expiring after five years	1,039	244	384	69
Accelerated capital allowances	25	19	36	11
Other timing differences	200	73	227	80
	1,378	342	841	169

22 Deferred tax assets and liabilities continued

(ii) Deferred tax liabilities

The movement on the deferred tax liabilities account is as follows:

£m

	1 January 2006	Income statement charge/ (credit)	Charged/ (credited) to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2006
Accelerated tax depreciation	2	2	–	–	1	5
Deferred acquisition costs	302	63	15	–	(42)	338
Leasing	157	30	–	–	(14)	173
PVIF	–	(62)	–	375	(2)	311
Other acquired intangibles	–	(9)	–	119	(1)	109
Available for sale securities	18	13	(26)	–	(1)	4
Other temporary differences	132	274	(11)	99	(41)	453
	611	311	(22)	593	(100)	1,393

£m

	1 January 2005	Income statement charge/ (credit)	Charged/ (credited) to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2005
Accelerated tax depreciation	2	–	–	–	–	2
Deferred acquisition costs	169	61	46	–	26	302
Leasing	156	3	–	–	(2)	157
PVIF	–	–	–	–	–	–
Other acquired intangibles	–	–	–	–	–	–
Available for sale securities	84	9	(80)	–	5	18
Other temporary differences	(25)	99	–	7	51	132
	386	172	(34)	7	80	611

As the Group is able to control the reversal of temporary differences in respect of investments in subsidiaries, branches, associates and JVs and it is probable that these temporary differences will not reverse in the foreseeable future, there is no need to provide for the associated deferred tax liabilities. The aggregate amount of temporary differences on which further tax might be due if these temporary differences reversed would be in the region of £1.6 billion (2005: £1.9 billion).

23 Insurance contract provisions

£m

	At 31 December 2006			At 31 December 2005		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Reserve for losses and loss adjustment expenses:						
Outstanding claims reserves	**506**	**(64)**	**442**	469	(72)	397
Claims incurred but not reported	**78**	**(12)**	**66**	50	(7)	43
Reserve for unearned premiums	**87**	**(18)**	**69**	84	(21)	63
Future policyholders' benefits	**21,824**	**(669)**	**21,155**	22,655	(355)	22,300
	22,495	**(763)**	**21,732**	23,258	(455)	22,803

£m

Future policyholders' benefits	At 31 December 2006			At 31 December 2005		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Movements in liabilities in respect of contracts with policyholders						
Balance at beginning of the year	**22,655**	**(355)**	**22,300**	18,191	(239)	17,952
Additions from business combinations	**1,095**	**(64)**	**1,031**	–	–	–
Income						
Premium income	**4,216**	**(118)**	**4,098**	3,326	(100)	3,226
Investment income	**3,066**	**–**	**3,066**	2,969	–	2,969
Currency translation gain	**–**	**–**	**–**	1,068	(32)	1,036
Other income	**10**	**(353)**	**(343)**	4	(68)	(64)
Expenses						
Claims and policy benefits	**(2,845)**	**127**	**(2,718)**	(2,088)	67	(2,021)
Operating expenses	**(743)**	**24**	**(719)**	(672)	16	(656)
Currency translation loss	**(4,685)**	**64**	**(4,621)**	–	–	–
Other charges and transfers	**(690)**	**–**	**(690)**	(68)	–	(68)
Taxation	**(53)**	**–**	**(53)**	(120)	–	(120)
Transfer from/(to) operating profit	**(202)**	**6**	**(196)**	45	1	46
Balance at end of the year	**21,824**	**(669)**	**21,155**	22,655	(355)	22,300

Insurance contract provisions are calculated based upon assumptions determined in accordance with local accounting requirements. As described in the accounting policies, these vary significantly between geographies and are therefore discussed separately below.

South Africa

In the calculation of liabilities, provision has been made for:

- the best estimate of future experience, as described below; plus
- the compulsory margins as set out in the Actuarial Society of South Africa professional guidance notes; plus
- discretionary margins reflecting mainly the excess of capital charges over the compulsory investment margin of 0.25% for policies that are valued prospectively. These discretionary margins cause capital charges to be included in operating profits as they are charged and ensure that profits are released appropriately over the term of each policy.

Other discretionary margins, mainly held to cover:

- mortality and investment return margins for Group Schemes funeral policies, due to the additional risk associated with this business, and to ensure that profit is released appropriately over the term of the policies;
- expense margins in the pricing basis for Employee Benefits with-profit annuities;
- profit margins on Employee Benefits Platinum and non-profit annuities to ensure that profit is released appropriately over the life of the policies;
- mortality margins on Individual Business life policies, accidental death supplementary benefits and disability supplementary benefits, due to uncertainty about future experience;
- margins on certain Individual Business non-profit annuities, due to the inability to fully match assets to liabilities as a result of the limited availability of long-dated bonds; and
- interest margins on Employee Benefits PHI claims in payment due to the limited availability of CPI-linked bonds and long-dated bonds and the high rate of change in the portfolio (high volume of new claimants and terminations).

Liabilities include provisions to meet financial options and guarantees, and make due allowance for potential lapses and surrenders, based on levels recently experienced. Mortality and disability rates assumed are consistent with Old Mutual's recent experience, or expected future experience if this would result in a higher liability. In particular, allowance has been made for the expected deterioration in assured lives experience due to HIV/AIDS, and for the expected improvement in annuitant mortality.

23 Insurance contract provisions continued

The future gross investment returns by major asset categories and expense inflation (excluding margins) assumed for South Africa insurance business are as follows:

	At 31 December 2006	At 31 December 2005
Fixed interest securities	8.0%	8.0%
Cash	6.0%	6.0%
Equities	11.5%	11.5%
Properties	9.5%	9.5%
Future expense inflation	5.0%*	5.0%*

* 7% (2005: 7%) for Individual Business administered on old platforms and 6% (2005: 6%) for Group Schemes business.

For non-profit annuities, liabilities are determined by calculating the present value of projected future benefits and expenses, valued using current fixed-interest yields or swap curve yields.

Assumptions are based upon experience as analysed in the following investigations:

Type of business	Type of investigation	Period of investigation
Individual business	Flexi business mortality	2003 to 2005
	Conventional business mortality	1999 to 2000
	Annuitant mortality	2001 to 2004
	Dread disease	2000 to 2002
	Disability	2000 to 2002
	Persistency	2004 to 2005
Group schemes	Mortality	2005
	Persistency	2005
Employee benefits	Annuitant mortality	2000 to 2004
	Group assurance	Ongoing for the purpose of setting scheme rates
All	Expenses	Reviewed on an annual basis

There were various changes to valuation assumptions, which have resulted in a net reduction in the value of insurance contract provisions of £18 million as at 31 December 2006, with a corresponding increase in profit before tax of the same amount. The most significant were a reduction in Individual Business maintenance expenses and a reduction in the provision for conversion option mortality experience, which reduced the value of liabilities by £11 million and £6 million respectively.

United States

Insurance contract provisions and Deferred Acquisition Costs (DAC) balances for traditional insurance products with fixed premiums and benefits (measured according to FAS 60 under US GAAP) are calculated using mortality, lapse, expense and discount assumptions as at inception of the contract. These assumptions are determined based on management's best estimate, reflecting actual and expected experience, and also include provision for adverse deviation. The assumptions are locked in as of the date of issue, and are revised only where liability adequacy testing based on current best estimate assumptions results in loss recognition.

For insurance products with flexible premiums or benefits (measured according to FAS 97 under US GAAP), the account value is held as the base insurance contract provision, and the assumptions below are therefore not applicable. DAC balances, and additional reserves held for items including lapse guarantees, persistency bonuses and gains followed by losses, utilise best estimate assumptions as of the valuation date.

Mortality rates vary by gender and issue age; lapse rates vary by issue age and duration.

Reserves for life contingent payout annuities are accumulated using the effective interest rate, which is the rate that discounts future liability cash flows back to the gross premium less transaction costs. All other FAS 60 products use a discount rate based on best estimate of future yields at policy inception.

Best estimate assumptions as of December 2006 reflect experience as analysed in the following investigations:

Assumption	Period of investigation
Mortality rates – assurance	1994 to 2005
Mortality rates – annuities	2003
Lapse rates	2003 and 2005
Expenses	2005

At 31 December 2006, there was no change to assumptions as a result of the liability adequacy testing performed.

23 Insurance contract provisions continued

Europe

Insurance contract provisions for the Group's Europe long-term business are limited, and principally comprise technical provisions for pure disability and death benefit cover sold in the United Kingdom and Sweden, together with death benefit risk cover in respect of unit-linked assurance products.

24 Deferred acquisition costs

£m

Year end 31 December 2006	Insurance contracts	Investment contracts	Asset management	Total
Balance at beginning of the year	936	121	32	1,089
Acquisition cost deferred on inwards business	378	308	57	743
Additions from business combinations	–	–	4	4
Amortisation	(115)	(15)	(11)	(141)
Foreign exchange and other movements	(96)	(13)	(8)	(117)
Balance at end of the year	1,103	401	74	1,578

£m

Year end 31 December 2005	Insurance contracts	Investment contracts	Asset management	Total
Balance at beginning of the year	521	105	29	655
Acquisition cost deferred on inwards business	388	30	20	438
Amortisation	(98)	(19)	(3)	(120)
Foreign exchange and other movements	125	5	(14)	116
Balance at end of the year	936	121	32	1,089

25 Loans, receivables and advances

£m

	At 31 December 2006		At 31 December 2005	
	Carrying value	Fair value	Carrying value	Fair value
Loans originated by the Group				
Home loans	9,778	9,778	6,919	6,919
Commercial mortgages	2,600	2,600	2,364	2,364
Properties in possession	10	10	28	28
Credit cards	386	386	374	374
Overdrafts	1,004	1,004	1,065	1,065
Other loans to clients	5,176	5,176	3,855	3,855
Policyholder loans	102	102	49	49
Preference shares and debentures	399	399	374	374
Factoring accounts	61	61	62	62
Trade, other bills and bankers' acceptances	7	7	30	30
Loans to other banks	194	194	624	624
Remittances in transit	12	12	8	8
Total Loans originated by the Group	19,729	19,729	15,752	15,752
Finance leases	3,453	3,453	3,182	3,182
Total gross loans, receivables and advances	23,182	23,182	18,934	18,934
Less provisions for impairment:				
Specific provision	(276)	(276)	(406)	(406)
Portfolio provision	(102)	(102)	(72)	(72)
Total net loans, receivables and advances	22,804	22,804	18,456	18,456

Non-performing loans included above had a book value less impairment provisions of £155 million (2005: £205 million).

25 Loans, receivables and advances continued

Movements in provisions for impairment are as follows:

Year ended 31 December 2006	Specific provision	Portfolio provision	Total £m
Balance at beginning of the year	406	72	478
Income statement charge	81	42	123
Recoveries of amounts previously written-off against the impairment	(4)	–	(4)
Amounts written-off against impairment provision	(134)	–	(134)
Foreign exchange and other movements	(73)	(12)	(85)
Balance at end of the year	276	102	378

Year ended 31 December 2005	Specific provision	Portfolio provision	Total £m
Balance at beginning of the year	528	89	617
Income statement charge	91	12	103
Amounts written-off against impairment provision	(215)	(20)	(235)
Foreign exchange and other movements	2	(9)	(7)
Balance at end of the year	406	72	478

The specific provisions for impairment at 31 December 2006 included £154 million (2005: £190 million) relating to non-performing loans and advances made by the banking business.

The aggregate amount of non-performing loans on which interest was not being accrued amounted to £309 million (2005: £395 million). The uncollected interest accrued on impaired loans amounted to nil (2005: £7 million).

26 Derivative financial instruments – assets and liabilities

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

Foreign currency, interest rate and equity, or equity index, futures are contractual obligations to receive or pay a net amount based on changes in currency rates or underlying equities, or indices or interest rates or buy or sell foreign currency or a financial instrument on a future date at a specified price established in an organised financial market (an Exchange). Since futures contracts are collateralised by cash or marketable securities and changes in the futures contract value are settled daily with the Exchange, the credit risk is negligible.

Forward rate agreements are individually negotiated interest rate contracts that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Forward foreign exchange contracts are individually negotiated contracts that require settlement of the pre-agreed currency amounts at a future date.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates or a combination of both (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place. The Group's credit risk represents the potential cost to replace the swap contracts if counter parties fail to perform their obligation. This risk is monitored continuously with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counter parties using the same techniques as for its lending activities.

Foreign currency, interest rate options and equity, or equity index, are contractual agreements under which the writer grants the holder the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument or amount of assets determined by reference to an index at a predetermined price. In consideration for the assumption of foreign exchange, interest rate or asset price risk, the seller receives a premium from the purchaser. Options may be either exchange-traded or negotiated between the Group and a customer (over-the-counter). The Group is exposed to credit risk on purchased options only, and only to the extent of their carrying amount, which is their fair value.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet, but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become in-the-money or out-of-the-money as a result of fluctuations in market interest rates, foreign exchange rates or asset prices relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are in-the-money or out-of-the-money and, therefore, the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

26 Derivative financial instruments – assets and liabilities continued

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Group's derivative financial instruments outstanding at year-end. These instruments allow the Group and its customers to transfer, modify or reduce their credit, equity market, foreign exchange and interest rate risks.

The Group undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Group.

£m

	Notional principals		Fair values	
	Positive values	Negative values	Assets	Liabilities
At 31 December 2006				
Equity derivatives				
Options written	–	5,447	–	260
Options purchased	5,768	–	527	–
Futures	769	719	7	11
	6,537	6,166	534	271
Exchange rate contracts				
Forwards	6,920	6,298	326	288
Swaps	607	859	127	33
Options purchased	57	53	–	–
	7,584	7,210	453	321
Interest rate contracts				
Swaps	8,177	10,035	224	369
Forward rate agreements	2,918	2,484	5	3
Options purchased	94	283	–	–
Options written	–	77	–	–
Futures	514	715	17	12
Caps	289	279	1	2
	11,992	13,873	247	386
Credit derivatives				
Credit linked notes	66	50	–	–
Credit default swaps	50	10	–	–
	116	60	–	–
Other derivatives	182	267	4	82
Total	26,411	27,576	1,238	1,060

Included in the above are the following that qualify for hedge accounting

Exchange rate contracts				
Swaps	196	305	98	3
Forwards	–	242	–	1

26 Derivative financial instruments – assets and liabilities continued

£m

	Notional principals		Fair values	
	Positive values	Negative values	Assets	Liabilities
At 31 December 2005				
Equity derivatives				
Options written	–	5,474	–	298
Options purchased	2,738	–	478	–
Futures	37	2,814	38	25
	2,775	8,288	516	323
Exchange rate contracts				
Forwards	5,878	5,234	297	275
Exchange futures	318	246	51	27
Options purchased	42	2	2	–
Options written	–	3	–	–
	6,238	5,485	350	302
Interest rate contracts				
Swaps	10,481	11,957	630	868
Forward rate agreements	4,965	5,220	8	14
Options written	–	217	–	1
Futures	790	924	63	63
Caps	154	209	–	–
Floors	232	217	1	1
	16,622	18,744	702	947
Credit derivatives				
Credit linked notes	21	–	–	–
Credit default swaps	9	–	–	–
	30	–	–	–
Other derivatives	6	456	36	62
Total	25,671	32,973	1,604	1,634
Included in the above are the following that qualify for hedge accounting				
Exchange rate contracts				
Forwards	–	524	–	5
Interest rate contracts				
Swaps	243	–	84	–

27 Financial assets fair valued through income statement

	£m	
	At 31 December 2006	At 31 December 2005
Financial assets held for trading		
Government bonds	434	80
Other debt securities		
Listed	1,205	455
Unlisted	70	1,063
Equity securities – listed	434	97
Other financial assets	3,225	3,225
	5,368	4,920
Designated as fair valued through income statement		
Government bonds	3,781	3,990
Other debt securities		
Listed	2,992	2,660
Unlisted	2,531	2,882
Other equity securities		
Listed	10,653	12,154
Unlisted	506	595
Unit trusts and other pooled investments	44,448	6,070
Other financial assets	2,786	2,107
Total designated as fair valued through income statement	67,697	30,458
Total financial assets fair valued through income statement	73,065	35,378

Included in government bonds are securities pledged under repurchase agreements with other banks whose market value at 31 December 2006 was £267 million (2005: £521 million). Of these, £179 million mature in 2007; £88 million mature in 2008.

28 Other financial assets

	£m	
	At 31 December 2006	At 31 December 2005
Available-for-sale securities		
Debt securities at fair value		
Listed	7,687	7,908
Unlisted	2,189	2,700
Equity securities at fair value		
Listed	830	328
Unlisted	297	485
Other financial assets	47	218
Total available-for-sale securities	11,050	11,639
Debt securities held-to-maturity		
Debt securities at amortised cost		
Listed	518	626
Total other financial assets	11,568	12,265

The fair value of held-to-maturity debt securities was £518 million (2005: £626 million).

The movement in other financial assets may be summarised as follows:

Year to 31 December 2006	Available-for-sale	Held-to-maturity	Total £m
Balance at beginning of the year	11,639	626	12,265
Additions from business combinations	–	432	432
Additions	6,173	37	6,210
Disposals, sales and redemptions	(5,217)	(240)	(5,457)
Changes in fair value	2	–	2
Foreign exchange and other movements	(1,547)	(337)	(1,884)
Balance at end of the year	11,050	518	11,568

Year to 31 December 2005	Available-for-sale	Held-to-maturity	Total £m
Balance at beginning of the year	9,111	652	9,763
Additions	6,810	–	6,810
Disposals, sales and redemptions	(5,220)	(24)	(5,244)
Changes in fair value	(226)	–	(226)
Foreign exchange and other movements	1,164	(2)	1,162
Balance at end of the year	11,639	626	12,265

29 Short-term securities

	£m	
	At 31 December 2006	At 31 December 2005
Negotiable certificates of deposit	55	171
Treasury bills	254	343
Other money market placements	1,510	1,250
Total other short-term securities	1,819	1,764

Treasury bills are debt securities issued by the South African banking business for a term of three months, six months or a year. Bills are categorised as assets held for trading and carried at their fair value.

30 Other assets

	£m	
	At 31 December 2006	At 31 December 2005
Debtors arising from direct insurance operations		
Amounts owed by policyholders	66	62
Amounts owed by intermediaries	114	49
Other	50	45
	230	156
Debtors arising from reinsurance operations	304	66
Outstanding settlements	1,241	298
Other receivables	601	849
Customer indebtedness for acceptances	188	118
Accrued interest and rent	260	218
Prepayments and accrued income	341	345
Other assets	470	323
Total other assets	3,635	2,373

31 Assets and liabilities held-for-sale

Assets held-for-sale

	£m	
	At 31 December 2006	At 31 December 2005
Europe with-profits business	1,129	–
South Africa banking business	33	34
Other	3	2
	1,165	36

Liabilities held-for-sale

	£m	
	At 31 December 2006	At 31 December 2005
Europe with-profits business	1,077	–
South Africa banking business	30	–
	1,107	–

Europe with-profits business

Following a strategic review of its European businesses the Group has chosen to exit the with-profits segment of the savings market in Spain. The sale is subject to the approval of the Spanish regulator. This is anticipated during the first quarter of 2007. Net proceeds of sale will be approximately £52 million. The net tangible and intangible assets of the business at the end of the financial year were £52 million. Consequently no profit or loss is anticipated on disposal in 2007.

South Africa banking businesses

Following completion of a management and minority buy-out the Group's South Africa banking business will dispose of its interest in a financial solutions business. The business was formerly a Black Economic Empowerment partnership venture. The sale is subject to Competition Commission approval. The Competition Commission process is expected to be concluded in the first half of 2007. The final sale price will be determined on the date of Competition Commission approval, however no material gain or loss is expected to result.

The Group's South African banking business held-for-sale asset at 31 December 2005 was sold during 2006.

32 Financial liabilities fair valued through income statement

(i) Financial liabilities fair valued through income statement

	£m	
	At 31 December 2006	At 31 December 2005
Liabilities designated fair valued through income statement	4,943	5,689
Investment contract liabilities		
At fair value	46,953	9,268
With discretionary participating features	5,690	6,230
	57,586	21,187

(ii) Investment contract liabilities

	£m	
	Investment contract liabilities – fair value	
	Year to 31 December 2006	Year to 31 December 2005
Balance at beginning of the year	9,268	7,748
Additions from business combinations	31,651	–
New contributions received	9,507	1,703
Portfolio acquisitions	–	91
Maturities	(694)	(332)
Withdrawals/surrenders	(4,196)	(1,367)
Fair value movements	2,920	1,214
Amortisation	(43)	17
Foreign exchange and other movements	(1,460)	194
Balance at end of the year	46,953	9,268

(iii) Liabilities with discretionary participating features

	£m	
	At 31 December 2006	At 31 December 2005
Balance at beginning of the year	6,230	5,244
Income		
Premium income	445	482
Investment income	1,419	1,414
Currency translation (losses)/gains	(1,337)	39
Other income	–	31
	527	1,966
Expenses		
Claims and policy benefits	(895)	(836)
Operating expenses	(62)	(58)
Other changes and transfers	(26)	–
Taxation	(18)	(6)
	(1,001)	(900)
Transfer to profit	(66)	(80)
Balance at end of the year	5,690	6,230

33 Borrowed funds

	Notes	At 31 December 2006 £m	At 31 December 2005 £m
Senior debt securities and term loan	33(i)	831	595
Subordinated debt securities	33(ii)	845	838
Borrowed funds		1,676	1,433

(i) Senior debt securities and term loan

	At 31 December 2006 £m	At 31 December 2005 £m
Floating rate notes[1]	175	167
Fixed rate notes[2]	315	327
Revolving credit facility[3]	226	–
Term loan and other loans	9	26
Investment fund borrowings	106	75
Total senior debt securities and term loan	831	595

The maturities of the senior debt securities and term loan are as follows:

£m	Less than 1 year	Greater than 1 year and less than 5 years	Greater than 5 years	Total
At 31 December 2006				
Floating rate notes	49	24	102	175
Fixed rate notes	265	40	10	315
Revolving credit facility	–	–	226	226
Term loans and other loans	–	9	–	9
Investment fund borrowings	106	–	–	106
Total senior debt securities and term loan	420	73	338	831
At 31 December 2005				
Floating rate notes	24	26	117	167
Fixed rate notes	–	313	14	327
Revolving credit facility	–	–	–	–
Term loans and other loans	26	–	–	26
Investment fund borrowings	75	–	–	75
Total senior debt securities and term loan	125	339	131	595

Senior debt securities and term loan comprise:

1 Floating rate notes:
- £19 million note repayable in December 2010, with holders having the option to elect for early redemption every 6 months with coupon referenced against 6 month LIBOR less 0.50%.
- US$150 million repayable September 2014 at 3 month LIBOR plus 0.63%.
- US$50 million repayable September 2011 at 3 month LIBOR plus 0.50%.
- US$10 million repayable September 2009 at 3 month LIBOR plus 0.35%.
- SEK300 million repayable March 2007 at 3 month STIBOR plus 0.75%.
- SEK100 million repayable March 2009 at 3 month STIBOR plus 0.20%.
- €22 million repayable January 2010 at 3 month EURIBOR plus 0.35%.
- SEK50 million repayable March 2010 at 3 month STIBOR plus 0.38%.

2 Fixed rate notes:
- €400 million Euro bond repayable April 2007, capital and interest swapped into fixed rate US Dollars at an average rate of 6.59%.
- €30 million Euro bond repayable July 2010, capital and interest swapped into fixed rate US Dollars at 5.28%.
- €10 million Euro bond repayable December 2010, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 0.95%.
- €20 million Euro bond repayable August 2013, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 1.30%.
- US$31 million repayable March 2009 (7.25%).

The total fair value of the swap derivatives associated with the Senior Notes is £101 million (2005: £84 million). These are recognised as assets and are included within Note 26.

3 Revolving credit facility

The Company has a £1,250 million five-year multi-currency revolving credit facility, which had an original maturity date of September 2010. On 18 August 2006, syndicate banks agreed to extend the maturity date of £1,232 million of the facility by twelve months to September 2011. At 31 December 2006 £353 million of this facility was utilised, £226 million in the form of drawn debt and £127 million in the form of irrevocable letters of credit. At 31 December 2005, the facility was not drawn down.

33 Borrowed funds continued

(ii) Subordinated debt securities

	£m At 31 December 2006	At 31 December 2005
Banking		
US$40 million repayable 17 April 2008 (6 month LIBOR)[1] – Repaid	–	23
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5%)[1]	9	11
R2.0 billion repayable 20 September 2011 (11.3%)[2] – Repaid	–	190
R4.0 billion repayable 9 July 2012 (13.0%)[2]	312	391
	321	615
Other		
R3.0 billion repayable 27 October 2020 (8.9%)[3]	219	275
£300 million repayable 21 January 2016 (5.0%)[4]	291	–
R250 million preference shares repayable 9 June 2011[5]	18	–
R550 million preference shares repaid	–	50
SEK850 million repayable in 2017[6]	65	–
	593	325
Less: banking subordinated debt securities held by other Group companies	(69)	(102)
Total subordinated liabilities	845	838

The subordinated notes rank behind the claims against the Group depositors and other unsecured, unsubordinated creditors. None of the Group's subordinated notes are secured.

1 These instruments are matched either by advances to clients or covered against exchange rate fluctuations.
2 These notes are subordinated to all unsecured, unsubordinated claims against the issuer, Nedbank Limited, but rank equally with all other unsecured unsubordinated obligations and are callable by the Issuer after five years from the date of issue, i.e. 20 September 2006 and 9 July 2007, at which time the interest converts to a floating three-month LIBOR rate. The Group redeemed these notes on 20 September 2006.
3 These bonds have a maturity date of 27 October 2020 and pay a coupon of 8.92% to 27 October 2015 and 3 month JIBAR plus 1.59% thereafter. The Group has the option to repay the bonds at par on 27 October 2015 and at 3 monthly intervals thereafter.
4 These bonds, issued on 20 January 2006, have a maturity date of 21 January 2016 and pay a coupon of 5.0% to 21 January 2011 and 6 month LIBOR plus 1.13% thereafter. The coupon on the bonds was swapped into floating rate of 6 month STIBOR+0.50%. The Group has the option to repay the bonds at par on 21 January 2011 and at 6 monthly intervals thereafter.
5 These preference shares are redeemable on 9 June 2011 and pay a variable cumulative coupon of 61.0% of the Prime Rate as quoted by Nedbank Limited. The Group has the option to redeem the shares at par at any time before the final redemption date but after giving an agreed period of notice.
6 SEK700 million relates to bonds with a call date of 28 March 2007 and pay a coupon of 8.1%. SEK150 million relates to bonds with a call date of 28 June 2007 and pay a coupon of 7.82%. Both will be repaid on the call dates.

34 Provisions

	£m At 31 December 2006	At 31 December 2005
Surplus property	41	54
Client compensation	8	10
Warranties on sale of business	113	20
Liability for long service leave	30	35
Other provisions	337	123
	529	242
Post employment benefits	13	43
Total	542	285

34 Provisions continued

Year ended 31 December 2006	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
						£m
Balance at beginning of the year	54	10	20	35	123	242
Additions from business combinations	3	–	102	–	146	251
Unused amounts reversed	(5)	(2)	(6)	–	(15)	(28)
Unwind of discount	2	–	–	–	–	2
Charge to income statement	1	1	–	3	136	141
Utilised during the year	(14)	(1)	(3)	(1)	(39)	(58)
Foreign exchange and other movements	–	–	–	(7)	(14)	(21)
Balance at end of the year	41	8	113	30	337	529

At 31 December 2006 provisions in relation to sale of business were £113 million. These principally relate to warranties in respect of the sale of American Skandia to Prudential Financial, which were recognised by the Group upon acquisition.

At 31 December 2006 other provisions include £115 million in respect of the distribution of proceeds arising upon the closure of the unclaimed shares trusts. Further information is included in note 4 (viii). Also included in this amount are provisions for ongoing litigation across the Group totalling £71 million.

Year ended 31 December 2005	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
						£m
Balance at beginning of the year	67	12	20	36	98	233
Unused amounts reversed	(2)	(3)	–	–	(5)	(10)
Unwind of discount	3	–	–	–	–	3
Charge to income statement	3	2	–	–	38	43
Utilised during the year	(16)	(3)	–	(1)	(6)	(26)
Foreign exchange and other movements	(1)	2	–	–	(2)	(1)
Balance at end of the year	54	10	20	35	123	242

35 Deferred revenue

	Year to 31 December 2006				Year to December 2005			£m
	Banking	Long-term business	Asset management	Total	Banking	Long-term business	Asset management	Total
Balance at beginning of the year	26	68	44	138	19	77	43	139
Fees and commission income deferred	13	143	60	216	7	7	21	35
Amortisation	(8)	(10)	(21)	(39)	–	(16)	(7)	(23)
Foreign exchange and other movements	(6)	3	(1)	(4)	–	–	(13)	(13)
Balance at end of the year	25	204	82	311	26	68	44	138

36 Amounts owed to depositors

	£m	
	At 31 December 2006	At 31 December 2005
Amounts owed to other banks		
Items in course of collection	24	34
Deposits from other banks	1,847	2,543
	1,871	2,577
Amounts owed to other depositors		
Current accounts	2,268	2,342
Savings deposits	978	1,027
Other deposits and loan accounts	16,569	12,140
	19,815	15,509
Other amounts owed		
Certificates of deposit	2,644	2,112
Money market deposits	722	947
	3,366	3,059
	25,052	21,145
Amounts owed to other depositors by sector		
Government and public sector	1,384	2,079
Individuals	9,975	8,131
Business sector	8,456	5,299
	19,815	15,509

37 Other liabilities

	£m	
	At 31 December 2006	At 31 December 2005
Amounts payable on direct insurance business		
Funds held under reinsurance business ceded	26	–
Amounts owed to policyholders	524	411
Amounts owed to intermediaries	55	84
Other direct insurance operation creditors	34	34
Accounts payable on reinsurance business	338	24
Accruals and deferred income	553	331
Share based payments – cash-settled scheme liabilities	36	43
Trade creditors	637	349
Outstanding settlements	1,948	647
Total securities sold under agreements to repurchase	290	969
Other liabilities	825	428
	5,266	3,320

38 Equity

(i) Share capital

Authorised and issued share capital	£m At 31 December 2006	At 31 December 2005
Authorised ordinary shares of 10p each	**750**	600
Issued ordinary shares of 10p each	**550**	410

The Company's authorised share capital was increased to £750 million, divided into 7,500,000,000 ordinary shares of 10p each in accordance with a resolution of shareholders passed at an Extraordinary General Meeting on 14 November 2005, conditional upon the Company's offer to acquire Försäkringsaktiebolaget Skandia (publ) becoming or being declared wholly unconditional. This condition was satisfied on 26 January 2006.

(ii) Perpetual preferred callable securities
In addition to the Group's senior and subordinated debt, the Group issued perpetual preferred callable securities with a total carrying value of £688 million during 2005. In accordance with IFRS accounting standards these instruments are classified as equity and disclosed within equity shareholders' funds as shown on page 89.

On 24 March 2005 the Group issued £350 million of perpetual preferred callable securities. These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 24 March 2020 interest is payable at a fixed rate of 6.4 per cent per annum annually in arrears. From 24 March 2020 interest is reset semi-annually at 2.2 per cent per annum above the Sterling inter-bank offer rate for six month Sterling deposits, and is payable semi-annually in arrears. Coupon payments may be deferred at the Group's discretion. The perpetual preferred callable securities are redeemable at the discretion of the Company at their principal amount from 24 March 2020.

On 4 November 2005 the Group issued further perpetual preferred callable securities in the form of €500 million Step-up Option B Undated Subordinated Notes issued under the Global Note Programme. These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 4 November 2015 the notes pay interest at a fixed rate of 5.0 per cent per annum annually in arrears. After this date the interest is reset semi-annually at 2.63 per cent per annum above 6 month EURIBOR and is payable semi-annually in arrears. Coupon payments may be deferred at the Group's discretion. The notes may be redeemed at their principal amount from 4 November 2050.

39 Minority interests – balance sheet

(i) Ordinary shares

Reconciliation of movements in minority interests	£m Year to 31 December 2006	Year to 31 December 2005
Balance at beginning of the year	**1,012**	783
Minority interests' share of profit	**207**	203
Minority interests' share of dividends paid	**(110)**	(49)
Net (disposal)/acquisition of interests	**(11)**	(3)
Foreign exchange and other movements	**(250)**	78
Balance at end of the year	**848**	1,012

39 Minority interests – balance sheet continued

(ii) Preferred securities

	£m	
	At 31 December 2006	At 31 December 2005
R2,000 million non-cumulative preference shares[1]	**140**	140
R792 million non-cumulative preference shares[2]	**71**	71
R300 million non-cumulative preferences shares[3]	**22**	–
US$750 million cumulative preferred securities[4]	**458**	458
	691	669
Unamortised issue costs	**(13)**	(13)
Total in issue at 31 December	**678**	656

Preferred securities are held at historic value of consideration received less unamortised issue costs.

[1] 200 million R10 preference shares issued by Nedbank Group Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment or when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

[2] 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in (1) above.

[3] 30 million R10 preference shares issued on 22 June 2006 by Imperial Bank Limited a subsidiary of Nedbank Limited, on the same terms as the securities described in (1) above.

[4] US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrears on a quarterly basis. The Group may defer payment of distributions at its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

40 Post balance sheet events

On 16 January 2007, the Company raised €750 million through the placement of a callable note in accordance with the Company's £3.5 billion Euro Note Programme. Interest is fixed at 4.5 per cent until 18 January 2012 and is payable annually in arrear. Thereafter interest is floating and payable bi-annually in arrear at the six month EURIBOR plus 0.96 per cent. This instrument will be recognised as subordinated debt within the Group's 2007 financial statements.

On 2 February 2007, the Group's United States asset management business acquired a majority interest in Ashfield Capital Partners, LLC.

On 5 February 2007, the Group's South African banking subsidiary launched two subordinated Tier II bonds with a nominal value of R650 million fixed at 9.03 per cent, and R1 billion fixed at 8.90 per cent, callable on 8 February 2012 and 8 February 2014, respectively.

41 Post employment benefits

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds. Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

(i) Liability for defined benefit obligations

£m

	Pension plans		Other post-retirement benefit schemes	
	Year to 31 December 2006	Year to 31 December 2005	Year to 31 December 2006	Year to 31 December 2005
Changes in projected benefit obligation				
Projected benefit obligation at beginning of the year	497	430	152	125
Additions from business combinations	304	–	–	–
Funds not previously consolidated	–	–	–	13
Benefits earned during the year	10	4	4	5
Interest cost on benefit obligation	36	25	9	11
Plan amendments/assumption changes	(1)	32	–	–
Actuarial loss/(gain)	(2)	16	2	1
Benefits paid	(31)	(16)	(4)	(8)
Settlements	–	–	–	(1)
Foreign exchange and other movements	(55)	6	(30)	6
Projected benefit obligation at end of the year	758	497	133	152
Change in plan assets				
Plan assets at fair value at beginning of the year	508	428	152	118
Additions from business combinations	333	–	–	–
Funds not previously consolidated	–	–	–	18
Actual return on plan assets	88	71	18	17
Company contributions	14	7	2	4
Employee contributions	1	1	–	–
Benefits paid	(29)	(16)	(4)	(7)
Foreign exchange and other movements	(79)	17	(29)	2
Plan assets at fair value at end of the year	836	508	139	152
Net liability recognised in balance sheet				
Funded status of plan	(78)	(11)	(6)	–
Unrecognised assets	16	18	–	–
Other amounts recognised in balance sheet	–	–	1	2
Unrecognised actuarial gains	65	26	13	8
Net amount recognised in balance sheet	3	33	8	10

(ii) Expense recognised in the income statement

£m

	Pension plans		Other post-retirement benefit schemes	
	Year to 31 December 2006	Year to 31 December 2005	Year to 31 December 2006	Year to 31 December 2005
Current service costs	8	4	5	6
Interest cost	29	28	9	11
Expected return on plan assets	(38)	(31)	(9)	(12)
Net actuarial losses recognised in the year	1	5	(1)	–
Effect of assumption changes	–	11	–	–
Past service cost	–	–	–	1
Gains on curtailment	–	–	–	(1)
Total (included in staff costs)	–	17	4	5

41 Post employment benefits continued

(iii) Principal actuarial assumptions

	Year to 31 December 2006	Year to 31 December 2005
African pension schemes		
Discount rate	**8.0-9.0%**	8.0%
Expected return on plan assets:		
Equities	**7.8-11.0%**	11.0%
Debt	**4.8-9.0%**	8.0%
Property	**9.0%**	11.0%
Cash	**2.8-6.0%**	6.0%
Annuities and other	**8.0-9.0%**	8.0%
Future salary increases	**5.6-6.0%**	5.3-5.8%
Pensions in payment and deferred pensions inflation	**4.5%**	4.3%
Price inflation	**4.8-5.0%**	4.3%
UK and Guernsey pension schemes		
Discount rate	**5.0%**	4.8-5.1%
Expected return on plan assets:		
Equities	**7.5-8.1%**	6.6-7.3%
Debt	**4.5-5.1%**	4.0-5.0%
Property	**6.1%**	4.8-6.6%
Cash	**3.1-5.0%**	4.3-4.8%
Annuities and other	**5.0-8.1%**	4.8%
Future salary increases	**4.25%**	3.8-4.3%
Pensions in payment and deferred pensions inflation	**3.0-4.0%**	2.8%
Price inflation	**3.0-3.25%**	2.8-3.0%

	Year to 31 December 2006
Europe pension schemes	
Discount rate	**3.8%**
Expected return on plan assets:	
Equities	**6.2%**
Debt	**3.2%**
Property	**4.8%**
Annuities and other	**4.8%**
Future salary increases	**3.3%**
Pensions in payment and deferred pensions inflation	**2.0%**
Price inflation	**2.0%**

	Year to 31 December 2006	Year to 31 December 2005
African other post retirement schemes		
Discount rate	**8.3-9.0%**	7.5-8.0%
Expected return on plan assets:	**8.3-9.0%**	8.5-8.5%
Future salary increases	**6.5-7.5%**	5.8%
Price inflation	**4.8-5.5%**	4.3%
Health cost inflation	**6.3-6.8%**	6.0-8.0%

41 Post employment benefits continued

(iv) Plan asset allocation

	Pension plans		Other post-retirement benefit schemes	
	At 31 December 2006	At 31 December 2005	**At 31 December 2006**	At 31 December 2005
Equity securities	**38.1%**	45.2%	**14.2%**	32.7%
Debt securities	**35.2%**	31.0%	**5.6%**	25.0%
Property	**5.0%**	1.6%	**–**	2.5%
Cash	**3.7%**	4.2%	**18.3%**	28.6%
Annuities and other	**18.0%**	18.0%	**61.9%**	11.2%
	100.0%	100.0%	**100.0%**	100.0%

Pension and other retirement benefit plan assets include ordinary shares issued by the Company with a fair value of £2 million (2005: £2 million).

(v) Summary

	£m	
	Year to 31 December 2006	Year to 31 December 2005
Present value of defined benefit obligations	**(758)**	(497)
Fair value of plan assets	**836**	508
Surplus	**78**	11
Experience losses arising on defined benefit plan liabilities:		
Amount	**(12)**	(16)
As a percentage of plan liabilities	**1.6%**	3.2%
Experience gains arising on defined benefit plan assets:		
Amount	**50**	40
As a percentage of plan assets	**6.0%**	7.7%

42 Share-based payments

(i) Share-based payment arrangements
During the year ended 31 December 2006, the Group had the following share-based payment arrangements:

Type of arrangement	Description of award	Contractual life	Vesting conditions
UK Sharesave Scheme	Options, linked to a savings plan, over Old Mutual plc shares listed on the London Stock Exchange (LSE)	Exercise period ends within six months of vesting	Service over either a three or five year period
UK Share Option and Deferred Delivery Plan	Options over Old Mutual plc shares listed on the LSE	Six years	Service over a three year period and achievement of a target growth in European Embedded Value (EEV) earnings per share
UK Restricted Share Plan	Old Mutual plc restricted shares listed on the LSE. A majority of employees are entitled to dividend payments throughout the vesting period	Three to five years	Service over a three or five year period
South Africa Share Option and Deferred Delivery Plan*	Options over Old Mutual plc shares listed on the JSE Securities Exchange South Africa (JSE)	Six years	Service over a three year period and achievement of a target growth in EEV earnings per share
South Africa Restricted Share Plan*	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Service over a three year period
OMSA Broad Based Employee Share Plan	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Earlier of five years, participant being entitled to any other award under any other share incentive scheme of the Company or death of the participant

42 Share-based payments continued

(ii) Share-based payment arrangements continued
During the year ended 31 December 2006, the Group had the following share-based payment arrangements:

Type of arrangement	Description of award	Contractual life	Vesting conditions
OMSA Senior Black Management Share Plan	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Four to six years	Service over four, five and six years (1/3 becomes unrestricted after each of these time periods)
OMSA Management Incentive Share Plan	Old Mutual plc restricted shares listed on the JSE and/or options over Old Mutual plc shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period on restricted shares	Three years for restricted shares and six years for options	Service over a three year period and achievement of a target growth in EEV earnings per share for options. Service over a three year period for restricted shares
Nedcor Group 1994 Employee Share Incentive Scheme	Options over Nedbank Group Ltd shares listed on the JSE	Six years	Service over a three and four year period (1/2 vests after each of these time periods) and in certain cases achievement of a target growth in earnings per share
Nedbank Group 2005 Employee Long Term Incentive Plan	Options over Nedbank Group Ltd shares listed on the JSE	The earlier of five years or six to twelve months post termination, depending on the manner of termination	Service over a three year period
Nedbank Group 2005 Employee Long Term Incentive Plan – Matched Share Scheme	Nedbank Group Ltd restricted shares listed on the JSE, matching contributions made by the participant. Employees are not entitled to dividend payments throughout the vesting period on the matched shares	Three years	Three years service and achievement of Nedbank Group Ltd performance targets. Where the Nedbank Group Ltd performance target is not satisfied, 50% will vest provided that three years service has been achieved
Nedbank Broad Based Employee Scheme	Nedbank Group Ltd restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Participants do not trade or otherwise deal or encumber awarded shares for a period of five years
Nedbank Black Executive Scheme and Nedbank Black Management Scheme	Nedbank Group Ltd restricted shares listed on the JSE and options over Nedbank Group Ltd shares listed on the JSE	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)
Nedbank Eyethu Non-Executive Share Trust	Options over restricted par value shares in Nedbank Group Ltd issued to Non-Executive Directors	Six years	Service over a six year period
Nedbank Corporate Scheme	Options over restricted shares in Nedbank Group Ltd issued at par value. Participants are not entitled to dividend payments during the vesting period	Six years	Client uses Nedbank as their primary banker. Nedbank has right of first refusal over all banking requirements
Nedbank Black Business Partners Scheme	Options over restricted shares in Nedbank Group Ltd issued to black business partners whom are not entitled to dividend payments during the vesting period	Ten years	Expiry of the ten year period
Nedbank Retail Scheme	Participants are awarded one bonus share for every three Nedbank Group Ltd shares purchased under the scheme	Three years	Client holds a Nedbank account as their primary account for a period of three years
NedNamibia Black Business Partners	Options over restricted shares in Nedbank Group Ltd issued to black business partners who are entitled to dividend payments in the form of capitalisation shares during the vesting period	Ten years	Expiry of the ten year period

42 Share-based payments continued

(ii) Share-based payment arrangements continued
During the year ended 31 December 2006, the Group had the following share-based payment arrangements:

Type of arrangement	Description of award	Contractual life	Vesting conditions
NedNamibia Affinity Groups	Options over restricted shares in *Nedbank Group Ltd issued* at par value. Participants are entitled to dividend payments in the form of capitalisation shares during the vesting period	Ten years	Expiry of the ten year period
NedNamibia Education Trust	Options over restricted shares in Nedbank Group Ltd issued at par value. Participants are entitled to dividend payments in the form of capitalisation shares during the vesting period	Ten years	Expiry of the ten year period
NedNamibia Black Management Trust	Nedbank Group Ltd restricted shares listed on the JSE and options over Nedbank Group Ltd shares listed on the JSE	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)
NedNamibia Broad Based *Scheme*	Nedbank Group Ltd restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Expiry of the five year period
Mutual & Federal Insurance Company Limited Share Option Scheme	Options over Mutual & Federal Insurance Company Ltd shares listed on the JSE	Six years	Service over a three year period
Mutual & Federal Senior Black Management Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)
Mutual & Federal Management Incentive Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period	Six years	Service over a three year period
Mutual & Federal Distributor Scheme and Mutual & Federal Community Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE	Indefinite period	Minimum period of ten years
Mutual & Federal Black Business Partners Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE issues to black business partners whom are not entitled to dividend payments during the vesting period	Ten years	Expiry of the ten year period
Mutual & Federal Broad Based Employee Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust for a minimum period of 5 years. Employees are entitled to dividend payments throughout the vesting period	Five years	No service or other vesting conditions. Shares are to be restricted in the trust for five years only
Mutual & Federal Insurance Company Namibia Limited Share Option Scheme	Options over Mutual & Federal Insurance Company Ltd shares listed on the JSE	Six years	Service over a three year period
Mutual & Federal Namibia Senior Black Management Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)

42 Share-based payments continued

(ii) **share-based payment arrangements** continued
During the year ended 31 December 2006, the Group had the following share-based payment arrangements:

Type of arrangement	Description of award	Contractual life	Vesting conditions
Mutual & Federal Namibia Community Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE	Indefinite period	Minimum period of ten years
Mutual & Federal Namibia Black Business Partners Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE, issued to black business partners whom are not entitled to dividend payments during the vesting period	Ten years	Expiry of the ten year period
Mutual & Federal Namibia Management Incentive Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period. Options over Mutual & Federal Insurance Company Ltd shares listed on the JSE	Six years	Service over a three year period
Mutual & Federal Namibia Broad Based Employee Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust for a minimum period of five years. Employees are entitled to dividend payments throughout the vesting period	Five years	No service or other vesting conditions. Shares are to be restricted in the trust for five years only
Mutual & Federal Discretionary Trust	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE	Indefinite period	Minimum period of ten years

All of the above share-based payment arrangements are equity settled with the exception of the South Africa Share Option and Deferred Delivery Plan and the South Africa Restricted Share Plan (denoted with* above), which are cash settled share-based payment arrangements.

(ii) Reconciliation of movements in options
The number and weighted average exercise prices of share options is as follows:

Options over shares in Old Mutual plc (London Stock Exchange)	**No of options 2006**	**Weighted average exercise price 2006**	No of options 2005	Weighted average exercise price 2005
Outstanding at beginning of the year	**38,512,802**	**£0.92**	47,491,175	£0.90
Granted during the year	**3,023,519**	**£1.81**	4,674,807	£1.22
Forfeited during the year	**(1,422,453)**	**£1.03**	(8,319,080)	£0.95
Exercised during the year	**(11,279,079)**	**£0.85**	(5,266,780)	£0.91
Expired during the year	**(70,893)**	**£1.08**	(67,320)	£1.06
Outstanding at end of the year	**28,763,896**	**£1.04**	38,512,802	£0.92
Exercisable at end of the year	**12,746,176**	**£0.92**	5,208,138	£1.00

The options outstanding at 31 December 2006 have an exercise price in the range of £0.60 to £1.99 (2005: £0.59 to £1.36) and a weighted average remaining contractual life of 2.8 years (2005: 3.8 years). The weighted average share price at date of exercise for options exercised during the year was £1.83 (2005: £1.36).

42 Share-based payments continued

(ii) Reconciliation of movements in options continued

Options over shares in Old Mutual plc (JSE)	No of options 2006	Weighted average exercise price 2006	No of options 2005	Weighted average exercise price 2005
Outstanding at beginning of the year	64,978,907	R14.13	73,645,237	R14.27
Granted during the year	8,733,523	R21.81	13,790,175	R14.60
Forfeited during the year	(1,115,896)	R15.24	(5,563,431)	R14.03
Exercised during the year	(33,584,977)	R14.47	(3,511,576)	R14.30
Expired during the year	(1,921,429)	R20.16	(13,381,498)	R15.39
Outstanding at end of the year	37,090,128	R15.47	64,978,907	R14.13
Exerciseable at end of the year	5,277,087	R14.86	23,941,600	R17.07

The options outstanding at 31 December 2006 have an exercise price in the range of R10.80 to R24.78 (2005: R10.80 to R22.98) and a weighted average remaining contractual life of 3.7 years (2005: 3.3 years). The weighted average share price at date of exercise for options exercised during the year was R21.24 (2005: R17.00).

The number and weighted average exercise prices of share options is as follows:

Options over shares in Nedbank Group Ltd	No of options 2006	Weighted average exercise price 2006	No of options 2005	Weighted average exercise price 2005
Outstanding at beginning of the year	43,557,432	R102.80	28,905,173	R90.10
Granted during the year	8,435,773	R117.71	28,099,728	R112.80
Forfeited during the year	(2,367,175)	R83.27	(5,198,890)	R96.00
Exercised during the year	(2,429,160)	R80.20	(3,099,459)	R61.51
Expired during the year	(4,555,471)	R96.54	(5,149,120)	R118.70
Outstanding at end of the year	42,641,399	R108.04	43,557,432	R102.80
Exerciseable at end of the year	3,645,448	R101.40	4,415,111	R102.50

Options over shares in Mutual & Federal Insurance Company Ltd	No of options 2006	Weighted average exercise price 2006	No of options 2005	Weighted average exercise price 2005
Outstanding at beginning of the year	7,783,050	R18.24	5,111,300	R12.32
Granted during the year	1,873,200	R24.30	4,038,950	R22.76
Forfeited during the year	(504,550)	R20.78	(152,000)	R16.24
Exercised during the year	(1,917,700)	R7.57	(1,215,200)	R8.49
Outstanding at end of the year	7,234,000	R18.84	7,783,050	R18.24
Exerciseable at end of the year	903,400	R4.17	409,067	R7.90

(iii) Measurements and assumptions

The recognition and measurement principles in IFRS 2 have only been applied to equity settled share arrangements granted post November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2. Any options forfeited, exercised or lapsed prior to the IFRS 2 implementation date of 1 January 2005 have not been included in the IFRS 2 valuation.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of share options granted is measured using a Black-Scholes option pricing model.

Share options are granted under a service and non-market based performance condition. Such conditions are not taken into account in the grant date fair value measurement of the share options granted. There are no market conditions associated with the share option grants.

The grant date for the UK and SA Share Option and Deferred Delivery plan annual awards is deemed to be 1 January in the year prior to the date of issue. As such the Group is required to estimate, at the reporting date, the number and fair value of the options that will be granted in the following year. The fair value of awards expected to be granted in 2007 which will have an IFRS 2 grant date of 1 January 2006, is shown separately below. The grant date for all other awards is the award issue date.

42 Share-based payments continued

(iv) Option pricing inputs
The following describes the option pricing inputs used for options granted by the Group during the year:

		Number of options granted	Fair value at measurement date	Share price	Exercise price	Expected volatility	Expected life	Expected dividends	Risk free interest rate
UK Sharesave Scheme	**2006**	**939,625**	**£0.54**	**£2.01**	**£1.53**	**24.4%**	**3.3yrs**	**3.1%**	**4.4%**
	2005	676,876	£0.35	£1.23	£1.03	35.0%	3.8 yrs	4.6%	4.2%
UK Share Option and	**2006**	**2,083,894**	**£0.44**	**£1.96**	**£1.93**	**33.0%**	**5.0 yrs**	**3.7%**	**4.6%**
Deferred Delivery Plan	2005	3,997,931	£0.31	£1.28	£1.26	34.9%	5.0 yrs	4.4%	4.6%
South Africa Share Option and	**2006**	–	–	–	–	–	–	–	–
Deferred Delivery Plan	2005	12,285,083	R4.79	R15.00	R14.50	32.0%	5.0 yrs	4.0%	8.0%
OMSA Management	**2006**	**8,733,523**	**R8.21**	**R21.81**	**R21.81**	**30.0%**	**5.4 yrs**	**3.0%**	**8.0%**
Incentive Share Plan	2005	1,505,092	R5.66	R15.00	R15.43	32.0%	5.0 yrs	4.0%	8.0%
Nedbank Group 1994 Employee	**2006**	–	–	–	–	–	–	–	–
Share Incentive Scheme	2005	718,693	R24.59	R73.14	R73.14	29.0%	5.5 yrs	2.1%	7.9%
Nedbank Group 2005 Employee	**2006**	**6,142,374**	**R28.12**	**R118.50**	**R110.71**	**27.0%**	**4.0 yrs**	**4.7%**	**7.4%**
Long-Term Incentive Plan	2005	5,815,509	R20.70	R77.69	R77.69	29.0%	4.0 yrs	2.1%	7.5%
Nedbank Eyethu	**2006**	**143,775**	**R29.83**	**R114.33**	**R109.57**	**28.0%**	**6.0 yrs**	**5.0%**	**7.9%**
Black Executive Trust	2005	672,000	R45.94	R87.90	R56.06	29.0%	5.8 yrs	1.6%	7.6%
Nedbank Eyethu	**2006**	**826,783**	**R29.12**	**R112.96**	**R109.20**	**28.0%**	**6.0 yrs**	**5.0%**	**8.0%**
Black Management Trust	2005	3,606,506	R38.00	R87.90	R68.47	29.0%	5.9 yrs	1.9%	7.6%
Nedbank Eyethu	**2006**	–	–	–	–	–	–	–	–
Black Business Partners Trust	2005	7,891,300	R27.19	R87.90	R172.67	29.0%	10.0 yrs	0.0%	7.8%
Nedbank Eyethu	**2006**	**892,130**	**R55.10**	**R108.06**	**R108.06**	**28.0%**	**4.8 yrs**	**0.0%**	**8.6%**
Corporate Scheme	2005	9,051,369	R24.96	R87.90	R108.26	29.0%	6.0 yrs	0.0%	7.7%
Nedbank Eyethu	**2006**	–	–	–	–	–	–	–	–
Non-Executive Share Trust	2005	344,351	R24.82	R87.90	R108.27	29.0%	6.0 yrs	0.0%	7.7%
NedNamibia Black	**2006**	**199,929**	**R42.72**	**R124.00**	**R279.25**	**29.0%**	**10.0 yrs**	**0.0%**	**8.1%**
Business Partners	2005	–	–	–	–	–	–	–	–
NedNamibia Affinity Groups	**2006**	**74,048**	**R42.23**	**R124.00**	**R282.58**	**29.0%**	**10.0 yrs**	**0.0%**	**8.1%**
	2005	–	–	–	–	–	–	–	–
NedNamibia Education	**2006**	**98,730**	**R42.23**	**R124.00**	**R282.58**	**29.0%**	**10.0 yrs**	**0.0%**	**8.1%**
	2005	–	–	–	–	–	–	–	–
NedNamibia	**2006**	**58,004**	**R40.28**	**R124.70**	**R101.29**	**28.0%**	**6.0 yrs**	**4.8%**	**8.4%**
Black Management Trust	2005	–	–	–	–	–	–	–	–
Mutual & Federal	**2006**	**8,100**	**R5.25**	**R4.97**	**R4.97**	**27.0%**	**3.0 yrs**	**4.5%**	**7.5%**
Limited Share Option Scheme	2005	494,000	R6.51	R23.85	R23.85	25.5%	5.0 yrs	3.1%	7.9%
Mutual & Federal	**2006**	**1,865,100**	**R5.25**	**R24.38**	**R24.38**	**27.0%**	**3.0 yrs**	**4.5%**	**7.5%**
Management Incentive Scheme	2005	3,544,950	R6.12	R24.72	R22.62	25.6%	4.0 yrs	5.0%	7.9%

All the above model inputs are expressed as weighted averages. The expected volatility is based on the annualised historic volatility of the share price over a period commensurate with the expected option life, ending on the date of valuation of the option. The expected life assumption is based on the average length of time similar grants have remained outstanding in the past and the type of employees to which awards have been granted.

42 Share-based payments continued

(v) Share-based payment arrangements relating to Skandia

The Company acquired a controlling shareholding in Skandia on 26 January 2006. As at that date, there were 25,725,421 options oustanding over Skandia shares, as a result of employee stock option programmes approved at Skandia's Annual General Meetings. Options under these programmes vested after the completion of either one or three years' service and had a contractual life of either three years and three months or seven years. All options were equity settled, with the exception of synthetic stock options offered to employees in certain countries, which were cash settled. Option holders were not entitled to dividend payments during the vesting period.

Upon the Company's acquisition of its controlling shareholding in Skandia, all outstanding options became vested and had a revised expiry date of 26 July 2006.

The following table presents a reconciliation of movement in options over shares in Skandia from the date of acquisition:

Options over shares in Skandia	No of options 2006	Weighted average exercise price 2006
Outstanding at 26 January 2006	**25,725,421**	**80.79kr**
Exercised during the year	**(5,608,888)**	**20.33kr**
Expired during the year	**(20,116,533)**	**97.65kr**
Outstanding at end of the year	**–**	**–**

(vi) Restricted share plans

The following summarises the fair value of restricted shares granted by the Group during the year:

		Number granted	Weighted average fair value
UK Restricted Share Plan	**2006**	**5,358,703**	**£1.92**
	2005	5,741,936	£1.24
SA Restricted Share Plan	**2006**	**–**	**–**
	2005	6,065,901	R14.50
OMSA Broad Based Employee Share Plan	**2006**	**–**	**–**
	2005	5,744,888	R15.37
OMSA Senior Black Management Share Plan	**2006**	**2,355,480**	**R23.30**
	2005	14,542,244	R15.42
OMSA Management Incentive Share Plan	**2006**	**4,788,114**	**R21.69**
	2005	174,729	R15.43
Nedbank Group 2005 Employee Long-Term Incentive Plan	**2006**	**153,960**	**R114.45**
– Matched Share Scheme	2005	327,025	R71.07
Nedbank Eyethu Black Executive Trust	**2006**	**73,726**	**R115.15**
	2005	168,000	R79.31
Nedbank Eyethu Broad Based Scheme	**2006**	**–**	**–**
	2005	1,451,400	R87.90
Nedbank Eyethu Black Management Trust	**2006**	**75,968**	**R112.96**
	2005	302,983	R79.31
Nedbank Eyethu Retail Scheme	**2006**	**979,726**	**R99.85**
	2005	459,382	R86.14
NedNamibia Black Management Trust	**2006**	**17,396**	**R124.70**
	2005	–	–
NedNamibia Broad Based Scheme	**2006**	**39,816**	**R124.70**
	2005	–	–
Mutual & Federal Senior Black Management Trust	**2006**	**107,550**	**R24.89**
	2005	232,344	R24.69
Mutual & Federal Management Incentive Scheme	**2006**	**428,510**	**R24.43**
	2005	983,225	R24.69

42 Share-based payments continued

(vi) Restricted share plans continued
The following describes the fair value of restricted shares granted by the Group during the year:

		Number granted	Weighted average fair value
Mutual & Federal Broad Based Employee Scheme	**2006**	**–**	**–**
	2005	751,100	R24.50
Mutual & Federal Distributor Scheme	**2006**	**–**	**–**
	2005	1,394,291	R24.50
Mutual & Federal Community Scheme	**2006**	**–**	**–**
	2005	1,394,291	R24.50
Mutual & Federal Black Business Partners Scheme	**2006**	**3,259,081**	**R34.25**
	2005	11,332,443	R24.50
Mutual & Federal Namibia Broad Based Employee Scheme	**2006**	**23,895**	**R29.40**
	2005	–	–
Mutual & Federal Namibia Black Business Partners Scheme	**2006**	**248,590**	**R29.40**
	2005	–	–
Mutual & Federal Namibia Community Scheme	**2006**	**92,070**	**R29.40**
	2005	–	–
Mutual & Federal Discretionary Trust	**2006**	**108,864**	**R29.40**
	2005	–	–

The share price at measurement date was used to determine the fair value of the restricted shares. Expected dividends were not incorporated into the measurement of fair value where the holder of the restricted share is entitled to dividends throughout the vesting period.

(vii) Annual bonus awards
The UK and South Africa Share Option and Deferred Delivery Plans give rise to annual bonus awards. The level of annual bonus awards is contingent upon the satisfactory completion of individual and Company performance targets, measured over the financial year prior to the date the employees receive the award. The grant date for the SA and UK annual bonus plans (other than the new joiner and newly qualified grants) has therefore been determined as 1 January in the year prior to the date of issue of the grants.

The Group anticipates awards under the South African scheme of 8,808,000 options and 4,980,000 restriced shares. The options have been valued using the Black-Scholes option pricing model, using an at the money option assumption. The restricted shares have been valued using a share price of R23.90.

The Group estimate of the total fair value of the annual bonus expected to be paid in the form of options and restricted shares under the UK Share Option and Deferred Delivery Plan is outlined below. The fair value is determined by making an estimate of the level of bonus to be paid out following the attainment of personal and Company performance conditions.

	Total fair value	Vesting period
UK Share Option and Deferred Delivery Plan – restricted shares	3,521,169	4.2 years
UK Share Option and Deferred Delivery Plan – options	555,932	4.2 years

	£m	
Financial impact	**Year to 31 December 2006**	Year to 31 December 2005
Expense arising from equity settled share and share option plans	**32**	38
Expense arising from cash settled share and share option plans	**25**	13
	57	51
Closing balance of liability for cash settled share awards	**36**	42
Total intrinsic value liability for vested benefits	**21**	23

43 Dividends

Dividends paid were as follows:

	Notes	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
2004 Final dividend paid – 3.5p per 10p share		–	118
2005 Interim dividend paid – 1.85p per 10p share		–	66
2005 Final dividend paid – 3.65p per 10p share		174	–
2006 Interim dividend paid – 2.1p per 10p share		108	–
Dividends to ordinary equity holders		282	184
Dividends declared to holders of perpetual preferred callable securities	38(ii)	39	–
Dividend payments for the year		321	184

Dividends paid to ordinary equity holders, as above, are calculated using the number of shares in issue at the record date, less treasury shares held in ESOP trusts, life funds of Group companies, Black Economic Empowerment trusts and related undertakings.

As a consequence of the exchange control arrangements in place in certain African territories, dividends to ordinary equity holders on the branch registers of those countries (or, in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have declared a 2006 final dividend of 4.15p per share, which will be paid on 31 May 2007 to all ordinary equity holders on the register at the close of business on 11 May 2007, being the record date for the dividend. No provision has been recognised in respect of this dividend.

In March and November 2006, £22 million and £17 million respectively were declared and paid to holders of perpetual preferred callable securities (31 December 2005: £nil).

44 Contingent liabilities

	At 31 December 2006 £m	At 31 December 2005 £m
Guarantees and assets pledged as collateral security	1,115	1,016
Irrevocable letters of credit	334	756
Secured lending	1,440	1,528
Other contingent liabilities	213	110

Nedbank structured financing
Historically a number of the Group's South Africa banking businesses entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the Group's companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner different to that initially envisaged by the contracting parties. As a result Group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Skandia Liv
Skandia Liv has submitted claims to Skandia totalling SEK 3.2 billion relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in 2007 or 2008.

American Skandia
The sale of American Skandia to Prudential Financial contained representation and warranties. Indemnity in respect of this is limited to US$1 billion. Investor class actions and investigations by various US regulators have given rise to potential settlements and claims. These principally relate to market timing and annuitisation. American Skandia's potential exposure to market timing is part of a wider investigation of the US industry. Annuitisation claims relate to administrative errors made by the American Skandia business between 1996 and 2003. Prudential Financial asserts that these have given rise to subsequent compensation claims from affected customers.

Skandia Liv and American Skandia have been provided for in the acquisition accounting. Further details of the Group's provision are disclosed in note 34.

45 Commitments

Capital commitments
The Group's capital commitments are detailed in the table below. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

£m

	At 31 December 2006	At 31 December 2005
Investment property	1	–
Property and equipment	42	52

The following table presents the contractual amounts of the Group's off-balance sheet financial instruments that commit it to extend credit to customers.

£m

	At 31 December 2006	At 31 December 2005
Original term to maturity of one term or less	1,372	1,218
Original term to maturity of more than one year	52	6
Other commitments, note issuance facilities and revolving underwriting facilities	261	92

Assets are pledged as collateral under repurchase agreements with other banks and for security deposits relating to local futures, options and stock exchange memberships. Mandatory reserve deposits are also held with local Central Banks in accordance with statutory requirements. These deposits are not available to finance the Groups' day-to-day operations.

46 Related parties

The Group provides certain pension fund, insurance, banking and financial services to related parties. These are conducted on an arm's length basis and are not material to the Group's results.

(i) Transactions with key management personnel, remuneration and other compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the Group. Details of the compensation paid to the Board of directors as well as their shareholdings in the Company are disclosed in the Remuneration Report on page 60 to 69.

(ii) Key management personnel remuneration and other compensation

	2006		2005	
	Number of personnel	Value £000s	Number of personnel	Value £000s
Directors' fees	11	963	9	836
Remuneration		13,533		9,228
Cash remuneration	15	9,022	9	5,969
Short-term employee benefits	17	865	8	541
Other long-term benefits	15	849	8	448
Share-based payments	11	2,797	9	2,270
		14,496		10,064

	2006		2005	
	Number of personnel	Number of options/shares '000s	Number of personnel	Number of options/shares '000s
Share options				
Outstanding at beginning of the year	9	16,061	9	17,018
New appointments	4	2,366	–	–
Granted during the year	7	1,104	6	1,442
Exercised during the year	10	(3,313)	2	(27)
Lapsed during the year	3	(760)	6	(2,372)
Outstanding at end of the year	11	15,458	9	16,061

46 Related parties continued

(ii) Key management personnel remuneration and other compensation continued

	2006		2005	
	Number of personnel	Number of options/shares '000s	Number of personnel	Number of options/shares '000s
Restricted shares				
Outstanding at beginning of the year	8	2,603	6	1,485
New appointments	5	183	–	–
Granted during the year	11	1,942	8	1,457
Released during the year	3	(471)	3	(231)
Lapsed during the year	–	–	2	(108)
Outstanding at end of the year	13	4,257	8	2,603

(iii) Key management personnel transactions

Key management personnel and members of their close family have undertaken transactions with Old Mutual plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which are given below. For current accounts positive values indicate assets of the individual whilst for credit cards and mortgages positive values indicate liabilities of the individual.

	2006		2005	
	Number of personnel	Value £000s	Number of personnel	Value £000s
Current accounts				
Balance at beginning of the year	2	(116)	3	40
Net movement during the year		2,415		(156)
Foreign exchange movement		24		–
Balance at end of the year	7	2,323	2	(116)
Retired during year: balance at time of retirement	–	–	(1)	30
Credit cards				
Balance at beginning of the year	2	8	2	5
Net movement during the year		6		3
Foreign exchange movement		(2)		–
Balance at end of the year	4	12	2	8
Mortgages				
Balance at beginning of the year	1	79	1	87
Net movement during the year		1,943		–
Interest charged		93		7
Less repayments		(299)		(15)
Foreign exchange movement		(173)		–
Balance at end of the year	5	1,643	1	79
General insurance contracts				
Total premium paid during the year	5	25	5	17
Claims paid during the year	1	3	–	–
Life insurance products				
Total premium paid during the year	–	–	2	2
Total sum assured/value of investment at end of the year	7	1,927	2	1,454
Pensions, termination benefits paid				
Value of pension plan as at end of the year	12	8,501	8	4,322

Various members of key management personnel hold, and/or have at various times during the year held, investments managed by asset management businesses of the Group. These include unit trusts, mutual funds and hedge funds. None of the amounts concerned are material in the context of the funds managed by the Group business concerned, and all of the investments have been made by the individuals concerned either on terms which are the same as those available to external clients generally or, where that is not the case, on the same preferential terms as were available to employees of the business generally.

46 Related parties continued

(iv) Skandia Liv
Livfösäkringsaktiebolaget Skandia (publ) (Skandia Liv), is a related party to the Old Mutual Group. Skandia Liv is a wholly owned subsidiary of Skandia and its business is conducted on a mutual basis. For the reasons given in the accounting policies Skandia Liv's result is not consolidated in these financial statements.

Material transactions between the Group and the Skandia Liv Group in eleven months ended 31 December 2006 were as follows:

1 Agreement in principle and framework agreement on co-operation covering market-related functions and certain staff functions – this involves distribution and distribution support, customer service, market communication, administration of Group insurance products, and staff and service functions. In the eleven months ended 31 December 2006 Skandia Liv paid £104 million for services rendered under this agreement.

2 Joint occupational pensions – the Group and Skandia Liv have a joint occupational pensions concept that is administered by Skandia Liv, which pays all distribution costs. For the part that is invested in the Group's unit linked funds, Skandia Liv receives compensation from the Group, based on premiums and funds under management paid over the life of the insurance contracts. The Group paid Skandia Liv £17 million under this arrangement in the eleven months to 31 December 2006.

3 Premises – the Group rents office premises from Skandia Liv. The Group paid market rents of £13 million for these premises in the eleven months to 31 December 2006.

4 Occupational pensions – Skandia Liv provides occupational pensions for the employees of the Group, for which the Group paid £12 million in the eleven months to 31 December 2006.

5 Agreement on IT services – the Group provides IT services to Skandia Liv. The amount charged to Skandia Liv was £7 million in the eleven months to 31 December 2006.

The balance outstanding at 31 December 2006 due from Skandia Liv was £37 million.

Various other arrangements exist between the Group and Skandia Liv, principally in respect of provision of accounting, legal and treasury functions, all of which are transacted on an arm's length basis.

(v) AKA Capital (Pty) Ltd
A Group subsidiary, Nedbank Ltd, sold its 20% interest in Aka Capital (Proprietary) Limited ("Aka Capital") at arm's length, in August 2006, to the other existing Aka Capital shareholders. These included Mr RJ Khoza, who is a non-executive director of Old Mutual plc, who acquired an additional 4.2% of Aka Capital through a special purpose vehicle (SPV) for R11.0 million. Nedbank Ltd's Capital Investment Committee approved this transaction in line with its mandate in the normal course of business. The funding for the acquisition by Mr Khoza's SPV was financed by Nedbank Ltd on arm's length terms, with R11.4 million of such funding being outstanding at year-end.

47 Principal subsidiaries and Group enterprises

The following table lists the principal Group undertakings whose results are included in the consolidated financial statements. All shares held are ordinary shares and, except for OM Group (UK) Ltd, are held indirectly by the Company.

Name	Nature of business	Percentage holding	Country of incorporation
Old Mutual (South Africa) Ltd	Holding company	100	Republic of South Africa
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	Republic of South Africa
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia
Old Mutual Investment Group (South Africa) (Pty) Ltd*	Asset management	100	Republic of South Africa
Nedbank Group Ltd	Banking	58	Republic of South Africa
Nedbank Ltd	Banking	58	Republic of South Africa
Mutual & Federal Insurance Company Ltd	General insurance	85	Republic of South Africa
Old Mutual (US) Holdings, Inc	Holding company	100	Delaware, United States of America
Old Mutual U.S. Life Holdings, Inc	Holding company	100	Delaware, United States of America
OM Financial Life Insurance Company**	Life assurance	100	Maryland, United States of America
Old Mutual (Bermuda) Ltd	Life assurance	100	Bermuda
Dwight Asset Management Company	Asset management	100	Delaware, United States of America
Acadian Asset Management	Asset management	100	Massachusetts, United States of America
Barrow, Hanley, Mewhinney & Strauss, Inc	Asset management	100	Nevada, United States of America
OM Group (UK) Ltd	Holding company	100	England and Wales
Skandia Life Assurance Company Ltd	Life assurance	99	Sweden
Försäkringsaktiebolaget Skandia	Life assurance	99	Sweden
SkandiaBanken AB	Banking	99	Sweden

* Formerly Old Mutual Asset Managers (South Africa) (Pty) Ltd
** Formerly Fidelity and Guaranty Life Insurance Company

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return. All the above companies have a year-end of 31 December.

48 Financial risk

The Group is exposed to financial risk through its financial assets, financial liabilities (investment contracts, customer deposits and borrowings), reinsurance assets and insurance liabilities. The key focus of financial risk management for the Group is ensuring that the proceeds from its financial assets are sufficient to fund the obligations arising from its insurance and investment contracts and banking operations. The most important components of financial risk are equity price risk, credit risk, currency risk, interest rate risk and liquidity risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements and/or conditions.

(a) Financial Risk Management strategy and policy
Overview
The Old Mutual Group operates an Enterprise Risk Management (ERM) framework containing the following components:

> a robust risk governance structure;
> risk appetites established at Group and subsidiary level;
> Group-wide risk policies; and
> methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements and/or limits for the specific business unit concerned.

Further details regarding the ERM framework and risk governance procedures are contained in the Corporate Governance statement on pages 46 to 59 of this Annual Report and Accounts.

The Group's exposure to financial risk varies according to the nature of its operations and its location. Consequently the Group's policy is to manage financial risk separately through its principal operations subject to appropriate central corporate monitoring. The Group's principal operations that incur significant financial risk are:

> Old Mutual plc
> Old Mutual Life Assurance Company South Africa (OMLAC (SA))
> Old Mutual US Life (OMUSL)
> Skandia, through its unit-linked assurance operations
> Mutual & Federal Insurance Company Ltd (Mutual & Federal)
> Nedbank Group (Nedbank)
> SkandiaBanken

48 Financial risk continued

(a) Financial Risk Management strategy and policy continued

Overview continued

The Group's asset management businesses are exposed to financial risk due to the impact of market fluctuations on revenue levels, which are a function of the value of client portfolios. This exposure is reduced through asset class and product diversification. Investment risk is borne principally by the client. These asset management operations, and other long-term insurance operations in the rest of Africa do not give rise to significant financial risks relative to the Group as a whole.

(i) Old Mutual plc

The principal financial risks Old Mutual plc faces, other than those that it is exposed to via its operating entities, relate to credit risk, liquidity risk and currency risk. Credit risk arises primarily as a result of the exposure to financial institutions with which Old Mutual plc has deposited surplus cash or entered into other financial arrangements, such as forward foreign exchange transactions or interest rate derivatives. The Old Mutual plc Board controls this risk by setting limits on the level of exposure to individual counterparties.

Liquidity risk is the risk that Old Mutual plc may not be able to pay obligations when due, or provide capital to its subsidiaries when required. Old Mutual plc mitigates this risk by ensuring it maintains liquid assets and/or committed finance facilities sufficient to meet its expected needs.

In terms of currency risk, the principal exposure arises from the fact that the Group's presentational currency is GBP, whereas the functional currencies of its principal operations are South African Rand, US Dollar, Euro and Swedish Krona. Old Mutual plc seeks to reduce currency fluctuations by hedging a proportion of the currency translation risk of its net investments in its foreign subsidiaries and anticipated cash flows through currency swaps, currency borrowings and forward foreign exchange contracts. The hedging relationships which qualify for hedge accounting are classified as either cash flow hedges or net investment hedges. Certain transactions undertaken as hedges did not qualify for hedge accounting. Fair value movements for these derivatives are accounted for in the income statement.

(ii) Nedbank

Nedbank incurs credit and market and liquidity risk by accepting deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by consolidating them and investing in a range of assets, often for longer periods, whilst maintaining sufficient liquidity to meet all claims that might fall due.

Nedbank also incurs credit exposures as a result of entering into guarantees and other commitments such as letters of credit and performance, and other bonds.

Nedbank also trades in financial instruments, taking positions in traded and over the counter instruments including derivatives, in order to take advantage of short-term market movements in equity, bond, currency, interest rate and commodity prices. Nedbank's Board controls this risk by placing trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. With the exception of specific hedging arrangements, foreign exchange and interest rate exposures associated with these derivatives are generally offset by entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

Asset and liability management is conducted within a formal structure. The Nedbank Asset & Liability Management function provides support to the Nedbank Asset and Liability Committee (ALCO) and Executive Risk Committee (EXCO) in the management of interest rate risk, liquidity risk and currency translation risk, providing the necessary strategic support including risk based modelling, analysis, management information and strategic recommendations. This structure is not heavily reliant on trading securities and derivatives, but focuses on using on-balance sheet mechanisms.

(iii) SkandiaBanken

SkandiaBanken incurs credit risk as a result of lending to corporate and individual customers.

SkandiaBanken's credit exposures are well diversified over its customer base, mainly in mortgage and vehicle loan finance. SkandiaBanken is also exposed to interest rate risk by borrowing from and lending to customers at both fixed and floating rates and for various periods. This risk is managed by a combination of utilisation of short-term interest rates and, interest rate swap agreements.

(iv) OMLAC (SA), OMUSL, Skandia and M&F – insurance operations

OMLAC (SA), OMUSL, Skandia and M&F manage their financial risks using Asset Liability Management (ALM) frameworks aimed at matching assets to the liabilities arising from insurance and investment contracts by reference to the type of benefits payable to policyholders, as well as seeking to maximise the return on shareholders' funds, all within an acceptable risk framework.

The insurance operations retain substantial exposures to the extent that the benefits payable to policyholders are not linked to the performance of the underlying assets and/or policyholders enjoy options embedded in their contracts which are not matched by identical options in the underlying investments. These exposures include duration risk, credit risk and market risk.

(b) Capital adequacy – OMLAC (SA), OMUSL, Skandia and other long-term business operations
The UK Financial Reporting Standard 27 'Life Assurance' (FRS 27) requires UK based insurers preparing financial statements in accordance with UK Generally Accepted Accounting Practice to comply with certain provisions relating to the disclosure of information on the capital adequacy of the Group's life insurance operations. The Group chooses to provide these disclosures despite not being required under IFRS.

The capital position of the Group's life businesses, based on latest estimates, is summarised as follows:

£m

	At 31 December 2006			At 31 December 2005		
	South Africa	United States	Europe	South Africa	United States	Europe
Equity shareholders' funds	4,077	1,253	2,997	4,241	1,299	–
Adjustments to a regulatory basis:						
Inadmissible assets	(22)	(140)	(897)	(34)	(66)	–
Other adjustments	(857)	(704)	(1,156)	(912)	(746)	–
Total available capital resources	3,198	409	944	3,295	487	–
Total capital requirements – local regulatory basis	(872)	(185)	(249)	(1,081)	(196)	–
Overall excess of capital resources over requirements	2,326	224	695	2,214	291	–

£m

	At 31 December 2006			At 31 December 2005		
	South Africa	United States	Europe	South Africa	United States	Europe
Capital position at 1 January	3,295	487	–	2,713	457	–
Earnings after tax	1,010	61	(26)	1,045	(100)	–
Change in admissible assets and other adjustments	(181)	(165)	(30)	(293)	(1)	–
Additions from business combinations	–	–	991	–	–	–
New capital	–	85	–	–	81	–
Dividends	(230)	–	–	(192)	–	–
Foreign exchange movements	(696)	(59)	9	22	50	–
Capital position at 31 December	3,198	409	944	3,295	487	–

South Africa
The amounts disclosed above represent the capital position of OMLAC (SA) and the life business in Namibia and Old Mutual International, based in Guernsey. The calculations are determined in accordance with the requirements of the South African Financial Services Board and on the basis of the Guernsey regulatory requirements, using reliable estimates of the regulatory adjustments, as the relevant regulatory returns have yet to be completed. At 31 December 2006, OMLAC (SA)'s excess assets was 3.7 times (2005: 2.8 times-final) the Statutory Capital Adequacy Requirement (SCAR), after allowing for reliable estimates of statutory limitations on the value of certain assets.

The statutory solvency requirement for Namibia is N$4 million (£0.3 million) (2005: N$4 million (£0.4 million)). The calculations have been determined on the South African statutory basis which is more prudent than the statutory basis in Namibia.

OMLAC (SA)'s equity shareholders' funds include its investments in Nedbank (£1,521 million (2005: £1,377 million)) and Mutual & Federal (£457 million (2005: £514 million)). In addition, £506 million (2005: £294 million) is invested in the Group's loan notes and £475 million (2005: £514 million) is held in inter-company loans. All inter-company loans are immediately repayable and subject to commercial terms and conditions, with the exception that interest may be waived in certain circumstances.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, maintaining the minimum statutory capital adequacy requirement and foreign exchange controls, as determined by the South African Reserve Bank.

United States
In the case of OMUSL, the amounts disclosed above represent the consolidated capital position of the OMUSL Group of companies, including Old Mutual Financial Life Insurance Company, Old Mutual Financial Life Insurance Company of New York, OMNIA Life Insurance Company, Americom Life & Annuity Insurance Company, OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited. The calculations have been determined on the basis of local regulatory requirements for the United States, Bermuda and Ireland accordingly.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the entities and the requirement to maintain the minimum statutory capital requirements.

48 Financial risk continued

(b) Capital adequacy – OMLAC (SA), OMUSL, Skandia and other long-term business operations continued
Europe
In the case of Skandia, the amounts disclosed above represent the consolidated capital position of Skandia's unit-linked assurance operations in the United Kingdom, Scandinavia and Continental Europe. The calculations have been determined on the basis of local regulatory requirements for the territories in question.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund and maintaining the minimum statutory capital adequacy requirements for the territories in question.

Capital management policies
Capital is actively managed to ensure that the Group is properly capitalised and funded at all times, having regard to its regulatory needs, prudent management and the interests of all stakeholders.

The Group has a business planning process that runs on an annual cycle with regular updates to projections. It is through this process, which includes risk and sensitivity analyses of forecasts, and the operations of the Group Capital Management Committee (GCMC), that the operating businesses gain approval from the Old Mutual plc Board for their requests for capital.

The GCMC is a sub-committee of the Executive Committee of the Board, established to set an appropriate framework and guidelines to ensure the appropriate management of capital, to allocate capital to the various businesses, and to monitor return on allocated capital for each business relative to the agreed hurdle rate. The GCMC comprises the Chief Executive Officer and Chief Financial Officer of Old Mutual plc together with certain executives drawn from Old Mutual plc and/or one or more subsidiaries. Meetings are held as circumstances require and are the body through which requests for capital are submitted outside the business plans.

In terms of general policy, each regulated business is required to hold, as a minimum, capital sufficient to meet the requirements of any applicable regulator in respect of its business in the jurisdictions in which it operates, together with such additional capital as management believes is necessary to ensure that obligations to policyholders and/or clients can always be met on a timely basis. In addition, Old Mutual plc ensures that it can meet its expected capital and financing needs at all times, having regard to the Group's business plans, forecasts and any strategic initiatives.

From 1 January 2005, the Group became subject to the UK Financial Services Authority's Group capital adequacy requirements, established following introduction of the EU Financial Groups Directive.

Management regularly monitors the capital requirements of the Group, taking account of future balance sheet growth, profitability, projected dividend payments and any anticipated regulatory changes, in order to ensure that the Group is at all times able to meet the forecast future minimum capital requirements.

Sensitivities
The Group has both qualitative and quantitative risk management procedures to monitor, at the individual Company and Group levels, the key risks and sensitivities of the business. This is achieved through stress tests, scenario analyses and individual risk assessments by the operating businesses. From an understanding of the principal risks, the Group defines appropriate risk limits and controls.

The key risks affecting the surplus capital of the Group are Market Risk, Credit Risk, Underwriting Risks and Business Risks.

For further details of specific financial risks, refer to relevant sections of this note.

(c) Credit risk
Credit risk is the risk that a counterparty will not be able to pay amounts in full when due in accordance with the terms of a contract.

(i) Nedbank
Credit risk is the most significant risk type facing Nedbank, accounting for over 70% of its economic capital requirements and arises from its core business of lending.

Credit Risk Management Framework
Nedbank's credit risk is managed in terms of its Credit Risk Management Framework (CRF), which encompasses comprehensive credit policy, mandate (limits) and governance structures, and is approved by the Nedbank Board.

Divisional credit committees, with chairmen independent of the business units, operate for all major business units across Nedbank. Those committees are responsible for approving and recommending credit and credit policy, as well as reviewing credit portfolios and impairments. In addition, an independent Credit Risk Monitoring Unit (CRM) which champions the ongoing enhancement of credit risk management across Nedbank, is responsible for monitoring compliance with the CRF and reporting to executive management, the divisional credit committees and the Nedbank Board's Credit Committee, on a regular basis.

The CRM unit is responsible for the Basel II Internal-Ratings-Based (IRB) methodology and the related independent validation requirements.

48 Financial risk continued

(c) Credit risk continued

Credit Risk Management Framework continued

In each of the business clusters, credit risk management functions operate independently of credit origination, reporting into the cluster head of risk, who in turn report to the cluster managing director. In line with the IRB methodology, 'centres of excellence' in the form of cluster credit "labs" are responsible for the ongoing design, implementation, validation and performance of their cluster's internal rating systems, with input and oversight by the central Nedbank credit ratings function.

To manage and optimise Nedbank's credit portfolios and credit concentration risk, a Credit Portfolio Management Unit, which forms part of Nedbank's capital management division, provides credit economic capital (or credit value-at-risk) and other key inputs (e.g. financial risk aggregation and analysis) to capital management. It also has an indirect reporting line into CRM and assists with the establishment of sophisticated credit portfolio management within the three cluster credit labs discussed above.

The credit portfolio model, which is run on a monthly basis, covers all the business units in Nedbank, both retail and wholesale, as well as domestic and international.

Credit risk methodology and measurement

The IRB credit methodology is in place or being implemented for all material credit portfolios.

Under this methodology, credit risk is essentially measured by two key components:

> Expected Loss (EL), which is the estimated, annual average level of credit losses through a full credit cycle; and
> Unexpected Loss (UL), which is the annual volatility of expected losses for credit.

EL and UL are defined as the average and standard deviation of the distribution of potential losses inherent in the bank's credit portfolio.

Credit risk economic capital is calculated using credit portfolio modelling based on the volatility of expected losses. These estimated losses are given by the key credit risk parameters (Probability of Default, Exposure at Default, Loss Given Default and Maturity). The credit risk economic capital is derived by taking portfolio concentrations and diversifications into account.

Lending portfolio

Nedbank's lending portfolio forms the substantial part of the Group's loans, receivables and advances analysis, shown in note 25 on page 139.

(ii) Life and general insurance operations

OMLAC (SA), OMUSL, Skandia and Mutual & Federal are principally exposed to credit risk through their investment holdings backing their policyholder liabilities and shareholders' funds together with amounts due from policyholders, intermediaries and reinsurers. None of the life assurance operations cedes significant risk through reinsurance and any policyholder loans are secured on the surrender value of the policyholder's policies. In all cases, credit risk is managed by placing limits on exposure to a single counterparty, or groups of counterparties, and to geographical and industry segments. Credit risk is monitored with reference to established credit rating agencies with limits placed on exposure to below investment grade holdings. The following tables analyse the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

	South Africa				Other			£m
OMLAC (SA)	AAA to A	BBB to B	Not rated	Not subject to credit risk	AAA to A	Not rated	Not subject to credit risk	Total
At 31 December 2006								
Financial assets fair valued through income statement	4,418	46	3,038	14,614	1	31	–	22,148
Financial assets	**4,418**	**46**	**3,038**	**14,614**	**1**	**31**	**–**	**22,148**
At 31 December 2005								
Financial assets fair valued through income statement	6,313	89	1,681	17,061	12	–	944	26,100
Placements with other banks	–	–	261	–	–	26	–	287
Financial assets	6,313	89	1,942	17,061	12	26	944	26,387

Placements with other banks are not themselves rated, but represent deposits with AAA to A financial institutions.

48 Financial risk continued

(c) **Credit risk** continued
(ii) Life and general insurance operations continued

£m

OMUSL	AAA to A	BBB to B	CCC to C	Not rated	Not subject to credit risk	Total
At 31 December 2006						
Available-for-sale investments	5,595	3,143	254	1,657	–	10,649
Short-term securities	943	–	–	35	–	978
Other categories	5	–	–	122	41	168
Financial assets	6,543	3,143	254	1,814	41	11,795
At 31 December 2005						
Available-for-sale investments	6,201	4,424	–	440	156	11,221
Short-term securities	376	–	–	6	–	382
Other categories	35	–	–	68	31	134
Financial assets	6,612	4,424	–	514	187	11,737

£m

Skandia	AAA to A	BBB to B	Not rated	Not subject to credit risk	Total
At 31 December 2006					
Other loans and receivables	–	–	3,747	–	3,747
Available-for-sale investments	143	–	112	–	255
Financial assets fair valued through income statement	386	60	40,499	–	40,945
Short-term securities	122	–	77	–	199
Placements with other banks	515	–	40	–	555
Financial assets	1,166	60	44,475	–	45,701

£m

Mutual & Federal	AAA to A	BBB to B	Not rated	Not subject to credit risk	Total
At 31 December 2006					
Financial assets fair valued through income statement	127	5	–	86	218
Short-term securities	101	–	–	36	137
Placements with other banks	46	–	9	–	55
Financial assets	274	5	9	122	410
At 31 December 2005					
Financial assets fair valued through income statement	132	102	–	133	367
Short-term securities	–	144	–	–	144
Placements with other banks	–	–	184	–	184
Financial assets	132	246	184	133	695

In all tables above, 'Not subject to credit risk' principally comprises equity investments. Placements with other banks are not themselves rated, but represent deposits with AAA to A financial institutions.

48 Financial risk continued

(d) Market risk
Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk, derivative instruments used for hedging risk in non-trading portfolios, investment risk, exchange rate risk and interest rate risk in the banking book. Investment risk arises from changes in the fair value of investments and includes private equity, property and strategic investments.

(i) Nedbank
Market risk in Nedbank arises from three main activities:

> Interest rate risk arises from all business clusters. Asset and Liability Management (ALM) is the responsibility of the specialised ALM function. This function also covers liquidity and foreign currency translation risks in the banking book, which is treated in more detail later;
> Investment risk arises only in the private equity and property portfolios within Nedbank Capital and Nedbank Corporate respectively; and
> Trading risk applies mainly to Nedbank Capital.

Market risk management
A comprehensive market risk framework is used to support and assist the Nedbank Board in its responsibility to oversee that market risks are understood and managed. Governance structures are in place to achieve effective independent monitoring and management of market risk as follows:

> the Nedbank Board's Risk Committee;
> the Asset and Liability Committee and the Executive Risk Committee, which are responsible for ensuring that the impact of market risks is being effectively managed and reported on throughout Nedbank, and that all policy, risk limit and relevant market risk issues are reported to the Risk Committee;
> the Market and Trading Risk Control function within the Risk Division, which monitors market risks across Nedbank. This is a specialist risk area that provides an independent oversight of market risk in terms of identifying, measuring, analysing, monitoring and reporting, as well as ensuring that appropriate controls are in place to manage market risk, and that consistent risk measures are applied; and
> the federal model in which business clusters are responsible and accountable for the management of the market risks that emanate from their activities.

There are specialist investment risk committees within the business areas that are responsible for the approval and periodic reviews of investments in their respective divisions/clusters, and investments may be made only by a properly constituted investment committee. Where banking facilities are to be extended to entities in which the bank has invested, the approval of such banking facilities is the responsibility of the relevant credit risk management committee, which also takes a holistic view of counterparty exposures.

The Board approves the market risk appetite and related limits, for both banking book (asset and liability management and investments) and trading book. Market and Trading Risk Control reports on the market risk portfolio and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the Nedbank Board.

Risk taking in Nedbank's trading activities remained within the market risk appetite and limits at all times during the year.

Trading risk methodology and measurement
Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, equity and commodity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Market risk exposures for trading activities are measured using Value-at-Risk (VaR), supplemented by sensitivity analysis, and stress-scenario analysis, and limit structures are set accordingly.

The VaR risk measure estimates the potential loss in pre-tax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedbank represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure.

While VaR captures Nedbank's exposure under normal market conditions, sensitivity and scenario analysis, including stress testing, is used to add insight to the possible outcomes under abnormal market conditions. Nedbank uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

48 Financial risk continued

(d) Market risk continued
(i) Nedbank continued
Trading risk methodology and measurement continued

Historical VaR (one-day, 99%) by risk type	Average	Minimum	Maximum	Year-end £m
At 31 December 2006				
Foreign exchange	0.2	0.1	0.5	0.1
Interest rate	1.3	0.6	1.8	0.9
Equity products	1.2	0.4	2.2	1.6
Diversification	(0.5)	–	–	(0.4)
Total VaR exposure	2.2	1.1	3.3	2.2

Historical VaR (one-day, 99%) by risk type	Average	Minimum	Maximum	Year-end £m
At 31 December 2005				
Foreign exchange	0. 2	0.0	0.5	0.2
Interest rate	1.4	0.9	2.3	1.3
Equity products	1.0	0.4	1.6	0.9
Diversification	(0.6)	–	–	(0.4)
Total VaR exposure	2.0	1.5	2.9	2.0

The monitoring of trading credit risk exposures within Nedbank includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk, there is continued emphasis on the use of credit mitigation strategies, such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

(ii) SkandiaBanken
For SkandiaBanken, the principal market risk is interest rate risk (see later section).

(iii) OMLAC (SA), OMUSL and Skandia
In South Africa the stock selection and investment analysis process is supported by a well-developed research function. For fixed annuities, market risks are managed where possible by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risk on policies that include specific guarantees and the investment risk is carried by the shareholders, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched based upon comprehensive investment guidelines. Market risk on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of the securities) are modelled in accordance with the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures. In the US, for fixed annuities, policyholder option risk is managed by investing in fixed securities with durations within a half-year of the duration of the liabilities. Cash flows in any period are closely aligned to ensure any mismatch is not material. In addition, extensive interest rate scenario testing is carried out, as required by regulatory authorities in the US, in order to ensure that the amounts reserved are sufficient to meet the guaranteed obligations.

The guaranteed returns provided under Equity Index Annuities are dynamically hedged to ensure a close matching of option or futures payoffs to the liability growth. Hedging positions are reviewed daily to re-adjust them as necessary.

In Skandia's unit-linked assurance operations, the Group has limited exposure to the volatility from equity markets, because in the main, equity price risk is borne by policyholders (subject to the impact on asset-based fees charged on policyholder funds). In respect of Skandia's shareholders' funds, equity price risks are addressed in Skandia's investment policy, which provides for very limited opportunity for business units to invest their own capital in equities or in units in equity funds.

In some areas of Skandia's business, most notably its traditional life insurance business, Skandia is exposed to market risks arising from various forms of guarantees. Typically the policyholder is guaranteed a certain return regardless of the asset return achieved during the term of the policy. These risks are closely monitored and mitigated by applying asset and liability management techniques, ensuring that the proceeds from sale of assets are sufficient to meet the obligations to policyholders.

Interest rate risks are addressed principally through Skandia's finance policy. This policy limits the business units' ability to take on interest rate risks.

48 Financial risk continued

(d) Market risk continued
(iv) Mutual & Federal
Asset/liability matching
A distinction is drawn between insurance and shareholder funds and the following strategies are adopted for each:

– *Insurance funds*
The overall philosophy governing the investment of funds backing reserves is driven by liquidity considerations and a strong emphasis on capital preservation. The maturity profile of investments approximates the average term of operational liabilities. To this end, funds are invested predominantly in fixed interest bearing investments with durations not exceeding five years.

– *Shareholder funds*
Shareholder funds are invested in a broader spread of investments (including equities), reflecting the more stable nature of the fund pool and the desire to achieve strong real returns over the long-term. The spread of investments is constructed in such a manner as to guarantee operational capacity (solvency margin) at all times. The extent of investment in equities will be expressed as a ratio of shareholder funds as determined by the Mutual & Federal Board from time to time, taking into consideration solvency issues and shareholder expectations.

Equity price risk
The portfolio of marketable equity securities, which is carried on the balance sheet at fair value, has exposure to price risk. This risk is defined as the potential loss in market value resulting from an adverse change in prices. The objective is to earn competitive relative returns by investing in a diverse portfolio of high quality, liquid securities. Portfolio characteristics are analysed regularly and equity price risk is actively managed through a variety of modelling techniques. Holdings are diversified across industries, and concentrations in any one Company or industry are limited by parameters established by senior management, as well as by statutory requirements.

(e) Currency risk
The Group is exposed to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Group's functional currency is GBP, whereas the functional currency of its principal operations is South African Rand, US Dollar, Swedish Krona and Euro. The Group reduces this risk through the use of currency swaps, currency borrowings and forward foreign exchange contracts.

The table below summarises the Group's exposure to foreign currency exchange rate risk at 31 December 2006.

							£m
At 31 December 2006	ZAR	GBP	USD	Euro	SEK	Other	Total
Assets							
Investments in associated undertakings	71	12	–	–	–	–	83
Investment property	800	2	–	2	–	–	804
Reinsurers' share of insurance contract provisions	61	64	627	3	8	–	763
Deferred acquisition costs	88	304	1,094	87	5	–	1,578
Loans, receivables and advances	19,001	48	55	7	1,844	1,849	22,804
Derivative financial instrument assets	1,117	–	105	1	15	–	1,238
Other financial assets	705	24	10,584	–	255	–	11,568
Financial assets fair valued through income statement	27,301	27,244	5,792	5,636	6,006	1,086	73,065
Short-term securities	577	1	1,043	1	94	103	1,819
Cash and balances with Central Banks	1,470	985	297	84	114	1	2,951
Placements with other banks	84	475	–	56	18	32	665
Other non-financial assets	2,350	525	3,338	1,983	3,019	22	11,237
	53,625	29,684	22,935	7,860	11,378	3,093	128,575
Liabilities							
Insurance contract provisions	11,419	185	10,643	87	161	–	22,495
Liabilities fair valued through income statement and investment contract liabilities carried at amortised cost	16,929	25,923	3,505	4,891	5,329	1,009	57,586
Borrowed funds	487	506	415	47	214	7	1,676
Deferred revenue	51	235	–	25	–	–	311
Amounts owed to depositors	21,266	–	–	–	1,910	1,876	25,052
Derivative financial instrument liabilities	1,025	11	1	8	14	1	1,060
Other non-financial liabilities	2,581	2,778	2,797	2,048	1,381	47	11,632
	53,758	29,638	17,361	7,106	9,009	2,940	119,812

48 Financial risk continued

(e) **Currency risk** continued

At 31 December 2005	ZAR	GBP	USD	Euro	Other	£m Total
Assets						
Investments in associated undertakings	91	–	1	–	1	93
Investment property	845	2	–	–	–	847
Reinsurers' share of insurance contract provisions	99	1	355	–	–	455
Deferred acquisition costs	101	59	929	–	–	1,089
Loans, receivables and advances	16,157	266	1,488	–	545	18,456
Derivative financial instrument assets	1,322	19	223	–	40	1,604
Other financial assets	719	83	11,422	5	36	12,265
Financial assets fair valued through income statement	29,970	1,363	3,865	55	125	35,378
Short-term securities	873	280	502	–	109	1,764
Cash and balances with Central Banks	1,511	416	686	368	70	3,051
Placements with other banks	442	91	33	2	–	568
Other non-financial assets	2,466	240	2,240	2	56	5,004
	54,596	2,820	21,744	432	982	80,574
Liabilities						
Insurance contract provisions	12,580	22	10,654	2	–	23,258
Liabilities fair valued through income statement and investment contract liabilities carried at amortised cost	18,149	695	2,261	73	9	21,187
Borrowed funds	804	120	182	327	–	1,433
Deferred revenue	63	72	2	–	1	138
Amounts owed to depositors	18,628	560	1,435	–	522	21,145
Derivative financial instrument liabilities	1,457	37	105	–	35	1,634
Other non-financial liabilities	2,618	636	2,029	2	75	5,360
	54,299	2,142	16,668	404	642	74,155

Cash flow hedges
The Group hedges its foreign currency risk on its Euro loan borrowings by entering into foreign currency swaps for USD. These swaps are bifurcated into a Euro/GBP swap and a GBP/USD swap. Cash flow hedge accounting is applied to the Euro/GBP swap. This swap gave rise to currency losses for the year of £10 million from the revaluation of the underlying liability, which for 2006 have been deferred in equity and hedge gains. The Euro/GBP swaps had an aggregate notional principal of £290 million and a fair value of £23 million. The GBP/USD swap qualifies as a net investment hedge, as discussed below.

The repayment of the Euro loan principal is scheduled to occur as follows: €400 million on 10 April 2007, €30 million on 11 July 2010. The cash flow hedge reserve will be released to the income statement over this period of time to offset the currency movements on the loan. During 2006, £6 million was released to offset currency movements on the interest paid.

Net investment hedges
The Group's principal net investment exposures are mitigated using currency swaps, forward foreign exchange contracts and through debt raised in the currency of the exposure. The following table summarises the Group's open positions with respect to financial instruments utilised for net investment hedging purposes.

	Open positions at year-end £m		
	USD	ZAR	SEK
Forward contracts	–	40	202
Currency swaps[1]	195	–	305
Debt[2]	118	–	169
	313	40	676

1 Excludes $35 million of currency swaps that do not qualify for hedge accounting
2 Excludes $750 million and €500 million of financial instruments accounted as minority interests or as equity

(f) Interest rate risk

Interest rate risk is the risk that fluctuating interest rates will unfavourably affect the Group's earnings and the value of its assets, liabilities and capital.

Effective average interest rates – excluding banking business

The analysis below summarises the effective average interest rate by major currencies across those major balance sheet captions which include significant levels of interest bearing financial instruments except for those used within the Group's banking businesses which are summarised in the "average balance sheet" tables shown later in this section.

					%
At 31 December 2006	ZAR	GBP	USD	Euro	SEK
Other loans and receivables	7.4	–	7.3	–	3.1
Other financial assets	–	–	3.7	–	–
Financial assets fair valued through income statement	8.2	6.3	3.4	–	5.8
Placements with other banks	8.0	5.1-5.2	3.9-5.2	3.5	3.0
Investment contract liabilities	–	–	4.3	–	–
Other borrowed funds	8.9	5.0	5.9	3.8	3.3

					%
At 31 December 2005	ZAR	GBP	USD	Euro	SEK
Other loans and receivables	6.8	–	6.6	–	–
Other financial assets	–	6.6	5.5	–	–
Financial assets fair valued through income statement	7.7	4.7	4.0	2.3	–
Placements with other banks	6.3-6.9	4.0-4.9	1.5-4.0	–	–
Investment contract liabilities	–	–	1.7	–	–
Other borrowed funds	8.6	4.7	4.0	6.0	–

Average banking balance sheet and related interest – Nedbank

	At 31 December 2006			At 31 December 2005		
	Average value £m	Interest £m	Interest rate %	Average value £m	Interest £m	Interest rate %
Assets						
Mortgage advances	6,839	658	9.6	5,864	541	9.2
Commercial mortgages	3,275	354	10.8	3,011	319	10.6
Lease and instalment debtors	3,028	336	11.1	2,677	285	10.6
Credit card balances	362	47	13.0	324	44	13.6
Bills and acceptances	255	10	3.9	379	27	7.1
Overdrafts	886	100	11.3	914	97	10.6
Term loans and other advances	5,456	572	10.5	6,820	559	8.2
Impairments of advances	(412)	–	–	(503)	–	–
Government and public sector securities	1,459	118	8.1	2,160	133	6.2
Short-term funds and trading securities	1,277	91	7.1	2,055	144	7.0
Interest earning assets	22,425	2,286	10.2	23,701	2,149	9.1
Trading assets (derivatives)	517	–	–	1,933	–	–
Other assets	2,584	–	–	3,018	–	–
Total assets	25,526	2,286	9.0	28,652	2,149	7.5
Liabilities						
Deposit and loan accounts	12,710	867	6.8	12,147	801	6.6
Current and savings accounts	3,911	100	2.6	3,772	85	2.3
Negotiable certificates of deposits	2,960	226	7.6	2,888	210	7.3
Subordinated debt	674	78	11.6	614	82	13.4
Other interest bearing liabilities	1,998	136	6.8	3,537	181	5.1
Interest earning liabilities	22,253	1,407	6.3	22,958	1,359	5.9
Trading liabilities (derivatives)	113	–	–	1,536	–	–
Other non-interest liabilities and shareholders' equity	3,160	–	–	4,158	–	–
Total shareholders' equity and liabilities	25,526	1,407	5.5	28,652	1,359	4.7

48 Financial risk continued

(f) Interest rate risk continued

Average banking balance sheet and related interest – SkandiaBanken

	At 31 December 2006		
	Average value £m	Interest £m	Interest rate %
Assets			
Commercial mortgages	2,332	93	4.0
Lease and instalment debtors	941	38	4.0
Bills and acceptances	55	1	1.8
Term loans and other advances	112	4	3.6
Government and public sector securities	130	4	3.1
Short-term funds and trading securities	397	10	2.5
Interest earning assets	3,967	150	3.8
Other assets	238	–	–
Total assets	4,205	150	3.6
Liabilities			
Deposit and loan accounts	3,664	76	2.1
Negotiable certificates of deposits	4	–	–
Subordinated debt	88	3	3.4
Other interest bearing liabilities	278	–	–
Interest earning liabilities	4,034	79	2.0
Other non-interest liabilities and shareholders' equity	171	–	–
Total shareholders' equity and liabilities	4,205	79	1.9

(i) Nedbank

Interest rate risk at Nedbank is managed by the Nedbank Asset and Liability Committee (ALCO) through a combination of structural and derivative strategies. Hedging activities are evaluated regularly in order to align with interest rate views and defined risk appetite ensuring optimal hedging strategies are applied, either positioning the balance sheet or protecting interest income through different interest rate cycles.

An independent Asset and Liability Management (ALM) committee monitors the structural interest rate risk profile of the banking book, making strategic interest rate risk recommendations to the ALCO. On-balance sheet strategies are executed through any one of the respective business units, depending on the strategy, whilst derivative strategies are executed through an established ALM desk that trades via independent market making desks housed in the trading environment. Changes to the structural interest rate risk profile of the banking book are primarily achieved through the use of derivative instruments, particularly with Forward Rate Agreements of up to 1 year in duration and swap agreements used to manage longer dated risk.

Nedbank employs standard analytical techniques to measure interest rate sensitivity within the banking book. This includes static re-price gap analysis and a point-in-time interest income stress test for parallel interest rate moves over a forward-looking 12-month period. At 31 December 2006 the sensitivity of the banking book to a 1 per cent parallel reduction in interest rates was £52 million (2005: £36 million), being 6.2 per cent (2005: 4.6 per cent) of total Nedbank interest income at risk or 2.3 per cent (2005: 1.5 per cent) of total Nedbank equity, within the approved risk limit of 2.5 per cent (2005: 2.0 per cent).

Interest rate risk portfolio review

Nedbank is primarily exposed to interest rate risk, because:

> the bank writes a large quantum of prime-linked assets and raises fewer prime-linked deposits;
> funding is prudently raised across the curve at fixed-term deposit rates that re-price only on maturity;
> short-term demand-funding products re-price to different short-end base rates;
> certain ambiguous maturity accounts are non-rate-sensitive; and
> the bank has a mismatch in net non-rate-sensitive balances, including shareholders' funds, that do not re-price for interest rate changes.

48 Financial risk continued

(f) Interest rate risk continued
(i) Nedbank continued
Interest rate risk portfolio review continued
The table below shows the current re-pricing profile of Nedbank's balance sheet:

£m

Contractual repricing or maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2006						
Assets						
Cash and short-term funds	726	–	–	–	686	1,412
Other short-term securities	1,559	207	60	–	58	1,884
Government and other securities	453	24	721	177	248	1,623
Derivative assets	(7)	–	–	–	1,124	1,117
Advances	19,296	422	1,029	620	1,197	22,564
Non-rate sensitive	–	–	–	–	2,473	2,473
Loans to trading and foreign activities	(241)	–	(5)	(11)	257	–
Total assets	21,786	653	1,805	786	6,043	31,073
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	2,149	2,149
Long-term debt	11	311	188	113	–	623
Deposits, current and other accounts	17,609	3,018	394	41	2,682	23,744
Derivative liabilities	19	–	–	–	924	943
Non-rate sensitive	–	–	–	–	3,614	3,614
Total liabilities and shareholder's equity	17,639	3,329	582	154	9,369	31,073
Interest rate hedging	262	993	(772)	(483)	–	
Net interest sensitivity	4,409	(1,683)	451	149	(3,326)	

£m

Contractual repricing or maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2005						
Assets						
Cash and balances with Central Banks	720	9	–	1	820	1,550
Other short-term securities	405	118	–	–	1,039	1,562
Government and other securities	861	63	697	93	365	2,079
Derivative financial instruments – assets	–	–	–	–	1,485	1,485
Advances	18,690	433	1,075	602	2,007	22,807
Non-rate sensitive	–	–	–	–	2,856	2,856
Loans to trading and foreign activities	298	(69)	(41)	(2)	(186)	–
Total assets	20,974	554	1,731	694	8,386	32,339
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	2,415	2,415
Long-term debt	11	212	444	–	–	667
Deposits, current and other accounts	17,804	2,657	573	45	2,911	23,990
Derivative financial instruments – liabilities	–	–	–	–	1,566	1,566
Non-rate sensitive	–	–	–	–	3,701	3,701
Total liabilities and shareholders' equity	17,815	2,869	1,017	45	10,593	32,339
Interest rate hedging	(1,415)	2,692	(668)	(609)	–	
Net interest sensitivity	1,744	377	46	40	(2,207)	

48 Financial risk continued

(f) Interest rate risk continued
Interest rate risk portfolio review continued
(ii) SkandiaBanken
Most of SkandiaBanken's business is short-term, which means that interest rate risk is limited and only effects changes in market rates. The risk associated with fixed rates is managed by use of interest rate swap agreements.

The table below shows the repricing profile of SkandiaBanken's balance sheet:

£m

Contractual repricing or maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2006						
Assets						
Cash and balances with Central Banks	54	–	–	–	–	54
Other short-term securities	103	–	–	–	–	103
Loans, receivables and advances	3,306	115	248	18	–	3,687
Derivative financial instruments – assets	266	15	–	–	–	281
Financial assets fair valued through income statement	39	–	4	2	–	45
Other financial assets	67	–	–	–	–	67
Total assets	3,835	130	252	20	–	4,237
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	195	195
Borrowed funds	90	–	4	–	–	94
Amounts owed to other depositors	3,803	26	22	–	–	3,851
Derivative financial instruments – liabilities	1	–	4	–	–	5
Other financial liabilities	92	–	–	–	–	92
Total liabilities and shareholders' equity	3,986	26	30	–	195	4,237
Net interest sensitivity	(151)	104	222	20	(195)	

(iii) Life and general insurance operations
In South Africa the investment policies for the individual life and employee benefits businesses have due regard to the nature of the liabilities and guarantees given to policyholders. The interest rate risk of such liabilities is managed by investing in assets of similar duration where possible. Derivative instruments are not used to any material extent to manage the interest rate risk of these long-term assets and liabilities.

OMUSL monitors interest rate risk by calculating the mean duration of their investment portfolios and liabilities issued. The mean duration is an indicator of the sensitivity of the assets and liabilities to changes in interest rates. The mean duration of the liabilities is determined by means of projected expected cash flows from the contracts using best estimates of mortality and voluntary terminations. No future discretionary supplemental benefits are assumed to accrue. The mean duration of the assets is calculated in a consistent manne. Any gap between the mean duration of the assets and liabilities is minimised by buying and selling fixed interest securities of different durations.

For Mutual & Federal fluctuations in interest rates impact on the value of short-term cash investments. Other than ensuring optimum money market rates for deposits, Mutual & Federal does not make use of financial instruments to manage this risk. Formal policies, procedures and limits have been put in place for derivative instruments.

(g) Liquidity risk
Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost.

(i) Nedbank
Nedbank's daily liquidity requirements are managed by Nedbank Treasury. Net daily funding requirements are pre-determined by planning for daily roll-overs, managing pipeline deal flow and actively managing daily settlements. This includes regular interaction with large demand depositors in order to understand and manage their drawdown requirements.

The net cash flow requirements are managed and monitored by the independent ALM function that performs behavioural modelling and stress analyses to identify any potential stress cash flow requirements. Both medium and long-term liquidity strategies are approved by the ALCO and implemented by the market facing parts of the business, usually through Treasury.

Nedbank ALCO monitors funding and liquidity management on a regular basis with the support of the ALM function that reports and models appropriate risk based management information. Appropriate liquidity risk dashboards have been built to provide ALCO members and the non-executive members of the Group Risk Committee with the necessary liquidity risk information on a regular basis, including a measure of compliance with approved policies and limits.

48 Financial risk continued

(g) Liquidity risk continued

(i) Nedbank continued

The table below analyses assets and liabilities of Nedbank's banking activities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity or repayment date.

						£m
Contractual maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	No maturity date	Total
At 31 December 2006						
Assets						
Cash and balances with Central Banks	942	1	–	3	466	1,412
Other short-term securities	1,384	379	120	–	–	1,883
Government and other securities	32	717	227	141	–	1,117
Derivative financial instruments – assets	135	80	1,059	343	6	1,623
Advances	5,637	1,760	6,898	8,007	263	22,565
Other financial assets	152	11	60	108	2,142	2,473
Total assets	8,282	2,948	8,364	8,602	2,877	31,073
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	2,149	2,149
Borrowed funds	2	311	197	113	–	623
Amounts owed to other depositors	19,451	3,413	794	87	–	23,745
Derivative financial instruments – liabilities	16	353	363	212	–	944
Other financial liabilities	247	12	89	266	2,998	3,612
Total liabilities and shareholders' equity	19,716	4,089	1,443	678	5,147	31,073

						£m
Contractual maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	No maturity date	Total
At 31 December 2005						
Assets						
Cash and balances with Central Banks	925	30	1	6	589	1,551
Other short-term securities	1,422	64	55	–	22	1,563
Government and other securities	1,087	77	804	104	9	2,081
Derivative financial instruments – assets	284	377	684	98	42	1,485
Advances	5,978	1,893	7,040	7,501	394	22,806
Other financial assets	542	29	13	103	2,166	2,853
Loans to trading and foreign activities	13	(118)	62	43	–	–
Total assets	10,251	2,352	8,659	7,855	3,222	32,339
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	2,415	2,415
Borrowed funds	1	213	454	–	–	668
Amounts owed to other depositors	13,038	9,508	1,118	42	284	23,990
Derivative financial instruments – liabilities	296	444	673	127	27	1,567
Other financial liabilities	1,553	22	39	46	2,039	3,699
Total liabilities and shareholders' equity	14,888	10,187	2,284	215	4,765	32,339

48 Financial risk continued

(g) Liquidity risk continued
(ii) SkandiaBanken
Within SkandiaBanken, the treasury department is responsible for liquidity planning and financing through daily reforecasts of expected cash flows allowing for anticipated customer behaviour. Short-term liquidity management is facilitated through inter-bank arrangements and surplus liquidity being invested in the bond market, where the vast majority of the securities mature within one year. For derivatives, liquidity risk arises due to cash flow effects in relation to roll-overs. Again, this is managed by Treasury using liquidity forecasting and back-up facilities where necessary.

The table below analyses SkandiaBanken's assets and liabilities according to their relevant maturity groupings:

£m

Contractual maturity dates	Up to 3 months	3<12 months	1<5 years	Over 5 years	No maturity date	Total
At 31 December 2006						
Assets						
Cash and balances with Central Banks	54	–	–	–	–	54
Loans, receivables and other advances	103	–	–	–	–	103
Short-term securities	1,093	358	1,160	1,077	–	3,688
Derivative financial instruments – assets	147	67	66	–	–	280
Financial assets fair valued through income statement	35	–	6	3	–	44
Other financial assets	47	–	1	–	20	68
Total assets	1,479	425	1,233	1,080	20	4,237
Liabilities and shareholders' equity						
Shareholders' funds	–	–	–	–	195	195
Borrowed funds	–	–	4	90	–	94
Amounts owed to other depositors	3,852	–	–	–	–	3,852
Derivative financial instruments – liabilities	–	–	4	1	–	5
Other financial liabilities	68	–	–	23	–	91
Total liabilities and shareholders' equity	3,920	–	8	114	195	4,237

(iii) OMLAC (SA), OMUSL and Skandia
The nature of these businesses mean that they are not subject to significant short-term liquidity risk. In addition, the OMLAC (SA), OMUSL and Skandia long-term business liabilities are backed by sufficient readily realisable investments and/or facilities to cover cash calls arising from maturities, claims and the surrender of policies, including at unexpected levels of demand.

(iv) Mutual & Federal
Mutual & Federal is exposed to daily calls on its available cash resources mainly from claims arising. Mutual & Federal sets limits on the minimum proportions of maturing funds available in order to meet its expected needs even in stressed situations.

(h) Fair values of financial assets and liabilities
The amounts of financial assets and liabilities carried at valuations other than fair value are disclosed in relevant balance sheet notes. The fair value of placements, deposits and other short-term securities with maturities of less than three months approximates to their carrying value, being the amount repayable on maturity or demand as appropriate.

(i) Fiduciary activities
The Group provides custody, trustee, corporate administration, investment management and advisory services to third parties that involve the Group making allocation and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. Some of these arrangements involve the Group accepting targets for benchmark levels of returns for the assets under the Group's care. These services give rise to the risk that the Group will be accused of misadministration or under-performance. Total funds under management are disclosed in note 3(iv).

(j) Company only financial risk disclosures
The Company is exposed to financial risk through its financial assets, financial liabilities and inter-company balances. The most important components of financial risk for the Company are interest rate risk, currency risk and credit risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.

Currency risk
The principal risk the Company faces is currency risk. The Company's functional and presentational currency is GBP, whereas the functional currencies of its principal subsidiaries are South African Rand, US Dollar, Swedish Krona and Euro.

48 Financial risk continued

(j) Company only financial risk disclosures continued

Currency risk

The Company is exposed to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Company's functional currency is GBP, whereas the functional currency of its principal operations is South African Rand, US Dollar, Swedish Krona and Euro. The Company hedges some of this currency translation risk through currency swaps, currency borrowings and forward foreign exchange rate contracts. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts and currency swap agreements.

The table below summarises the Company's exposure to foreign currency exchange rate risk:

£m	GBP	ZAR	USD	Euro	SEK	Other	Reclassification	Total
At 31 December 2006								
Assets								
Investments in associated undertakings	13	–	–	–	–	–	–	13
Derivative financial instruments – assets[1]	–	–	–	–	–	–	101	101
Placements with other banks	27	–	10	2	–	–	–	39
Financial assets fair valued through the income statement	56	–	–	–	–	–	–	56
Other non-financial assets	5,560	112	1,669	14	–	13	–	7,368
Total assets	5,656	112	1,679	16	–	13	101	7,577
Liabilities								
Other borrowed funds[2]	55	–	314	12	463	–	98	942
Derivative financial instruments – liabilities[3]	10	1	–	6	1	–	3	21
Other non-financial liabilities	481	–	1,179	3	5	–	–	1,668
Total liabilities	546	1	1,493	21	469	–	101	2,631
At 31 December 2005								
Assets								
Investments in associated undertakings	18	–	–	–	–	–	–	18
Derivative financial instruments – assets	–	–	–	–	–		84	84
Placements with other banks	333	–	10	340	–	–	–	683
Financial assets fair valued through the income statement	53	–	14	–	–	–	–	67
Other non-financial assets	1,619	1	1,739	–	–	–	–	3,359
Total assets	2,023	1	1,763	340	–	–	84	4,211
Liabilities								
Other borrowed funds	45	–	391	–	–	–	84	520
Derivative financial instruments – liabilities	–	1	4	–	–	–	–	5
Other non-financial liabilities	342	2	1,034	–	–	–	–	1,378
Total liabilities	387	3	1,429	–	–	–	84	1,903

1 The derivative financial instruments of £101 million represent currency hedge for borrowed funds and so have been re-classified and netted against USD borrowed funds.

2 The total of £314 million (USD) and £463 million (SEK) of borrowed funds have been net of hedges in derivative financial instruments of £101 million and £3 million respectively.

3 The derivative financial instruments of £3 million represent currency hedge for borrowed funds and so have been re-classed and netted against SEK borrowed funds.

48 Financial risk continued

(j) **Company only financial risk disclosures** continued

Credit risk continued

The Company is principally exposed to credit risk through cash at bank, which it holds to back shareholder liabilities. Credit risk is managed by placing limits on exposures to any single counterparty, or groups of counterparties and to geographical and industry segments. Credit risk is monitored with reference to established credit rating agencies with limits placed on exposure to below investment grade holdings. The following table analyses the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

	UK and Europe AAA to A	BBB to B	Not rated	£m Total
At 31 December 2006				
Investments in associated undertakings	–	–	13	13
Derivative financial instruments – assets	101	–	–	101
Financial assets *fair valued* through the income statement	–	–	56	56
Placements with other banks	39	–	–	39
Financial assets bearing credit risk	140	–	69	209
At 31 December 2005				
Investments in associated undertakings	–	–	18	18
Derivative financial instruments – assets	84	–	–	84
Financial assets fair valued through the income statement	–	–	67	67
Placements with other banks	658	25	–	683
Financial assets bearing credit risk	742	25	85	852

Interest rate risk

Interest rate risk is the risk that fluctuating interest rates will unfavourably affect the Company's earnings and the value of its assets, liabilities and capital.

Effective average interest rates

The table below summarises the effective interest rate by major currencies across major interest-bearing Company financial instruments:

At 31 December 2006	GBP	USD	Euro	% SEK
Interest bearing financial assets				
Financial assets fair valued through the income statement	–	5.1	–	–
Placements with other banks	5.1	5.2	3.5	–
Interest bearing financial liabilities				
Other borrowed funds	5.0	5.9	3.8	3.3

At 31 December 2005	GBP	USD	Euro	% SEK
Interest bearing financial assets				
Financial assets fair valued through the income statement	0.5	18.8	–	–
Placements with other banks	4.6	3.3	2.0	–
Interest bearing financial liabilities				
Other borrowed funds	4.7	4.0	6.0	–

49 Insurance risk

The Group assumes insurance risk by issuing insurance contracts, under which the Group agrees to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) affecting the policyholder occurs. Insurance risk includes mortality and morbidity risk in the case of long-term business or risk of loss (from fire, accident, or other source) in the case of general insurance.

For accounting purposes insurance risk is defined as risk other than financial risk. Contracts issued by the Group may include both insurance and financial risk; contracts with significant insurance risk are classified as insurance contracts, while contracts with no or insignificant insurance risk are classified as investment contracts. The Group's approach to financial risk management has been described in note 48.

(a) Risk management objectives and policies for mitigating insurance risk

The Group's exposure to insurance risk varies depending on the nature of its operations and their location. Consequently the Group's policy is to manage insurance risk separately through its principal operations, subject to appropriate central Corporate supervision and monitoring. The Group's principal operations that incur significant insurance risk are:

> OMLAC (SA) – long-term insurance in South Africa
> Old Mutual US Life – long-term insurance in the United States
> Mutual & Federal – general insurance in South Africa

The Group's other insurance operations include long-term insurance in Skandia's unit-linked assurance operations in Scandinavia, the United Kingdom, Continental Europe and Latin America, Namibia, and Rest of World but do not give rise to significant insurance risks relative to the Group as a whole. Exposure to insurance risk in Skandia's unit-linked assurance operations is limited, as the unbundled insurance component of those products is insignificant in comparison to the rest of the Old Mutual Group.

Whilst in general the Europe long-term businesses incur only limited insurance risk, the Nordic long-term business does have a portfolio of defined benefit contracts that include guaranteed minimum fund value. The time-value of these guarantees have been valued using closed form solutions.

The Group effectively manages its insurance risks through the following mechanisms:

> the diversification of business over several classes of insurance and a number of geographical segments and large numbers of uncorrelated individual risks, by which the Group seeks to reduce variability in loss experience;
> the maintenance and use of sophisticated management information systems, which provide current data on the risks to which the business is exposed;
> actuarial models, which use the above information to calculate premiums and monitor claims patterns. Past experience and statistical methods are used;
> guidelines for concluding insurance contracts and assuming insurance risks. These include underwriting principles and product pricing procedures;
> reinsurance, which is used to limit the Group's exposure to large single claims and catastrophes. When selecting a reinsurer, consideration is given to those companies that provide high security. In order to assess this, rating information from both public and private sources is used; and
> the mix of assets, which is driven by the nature and term of the insurance liabilities. The management of assets and liabilities is closely monitored to ensure that there are sufficient interest bearing assets to match the guaranteed portion of liabilities. Hedging instruments are used at times to limit exposure to equity market and interest rate movements.

49 Insurance risk continued

(b) Terms and conditions of long-term insurance business – South Africa and United States
The terms and conditions attaching to insurance contracts determine the level of insurance risk accepted by the Group. The following tables outline the general form of terms and conditions that apply to contracts sold in each category of business, and the nature of the risk incurred by the Group.

South Africa

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return
Individual Life Flexi business with cover	Mortality/morbidity rates may be repriced (regular premium contracts)	Mortality, morbidity	Some investment performance, cover and annuity guarantees	Varies[1]
Conventional with cover	Charges fixed at inception and cannot be changed	Mortality, morbidity	Some investment performance and annuity guarantees	Varies[1]
Greenlight	Charges fixed at inception and cannot be changed for a specified term	Mortality, morbidity, expense	Rates fixed for a specified number of years	None
Group Schemes – funeral cover	Charges fixed at inception and cannot be changed for a specified number of years	Mortality including HIV/AIDS, expense	Rates fixed for a specified number of years	None
Employee Benefits – Group Assurance	Rates are annually renewable	Mortality, morbidity	No significant guarantees, except for PHI claims in payment for which benefit payment schedule is guaranteed	None
Non-profit annuity	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None
With-profit annuity	Regular benefit payments participating in profits in return for consideration	Investment	Underlying pricing interest rate is guaranteed. Declared bonuses cannot be reduced	Yes[2]

1 The extent of the Group's discretion as to the allocation of investment return to policyholders varies based on the type of contract. Where the contracts are pure risk type, there is no sharing of investment returns. For other contracts, investment return is attributed to the policyholder. Declared bonuses may be either vesting and/or non-vesting (in which case they can be removed).

2 Smoothed bonus products constitute a significant proportion of the business. Particular attention is paid to ensuring that the declaration of bonuses is done in a responsible manner, such that sufficient reserves are retained for bonus smoothing purposes. The return not distributed after deducting charges is credited to a bonus smoothing reserve, which is used to support subsequent bonus declarations.

49 Insurance risk continued

(b) Terms and conditions of long-term insurance business – South Africa and United States continued

United States

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return?
Life term	Renewable term products offering coverage for level periods ranging from 1 to 30 years	Mortality, expense	Premium guarantees from 1 to 30 years	None
Universal life	Flexible and fixed premium interest sensitive life insurance with cash value build up	Mortality, expense	Secondary non-lapse guarantees (max of 15 years or to age 95); cost of insurance (mortality charge) guarantees	Yes, through the crediting rate
Equity indexed annuities	Single and flexible premium accumulation annuities with upside potential of equity indexed returns on their account value	Mortality, investment	Minimum caps, maximum spread guarantees	Yes, through the index
Fixed deferred annuities	Single and flexible premium accumulation annuities	Mortality, investment	Minimum guaranteed accumulation rates and annuitisation rates	Limited – crediting rates are reset at specified intervals
Equity indexed universal life	Flexible premium interest sensitive whole life products with upside potential of equity indexed returns on their account value	Mortality, investment, expense	Secondary non–lapse guarantees; cost of insurance (mortality charge) guarantees; minimum caps; maximum spread guarantees	Yes, through the index
Immediate (Payout) Annuities	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None
Variable Annuities	Accumulation annuities with policyholder investments in separate accounts	Mortality, investment	Minimum guaranteed, death benefit and accumulation benefit	Yes, through separate accounts

In addition to the specific risks identified above, the Group is subject to the risk that policyholders discontinue the insurance policy, through lapse or surrender.

49 Insurance risk continued

(c) Management of insurance risks – long-term business
The table below summarises the variety of risks to which the Group's long-term insurance business is exposed, and the methods by which the Group seeks to mitigate these risks.

Risk	Definition	Risk management
Underwriting	Misalignment of policyholders to the appropriate pricing basis or impact of anti-selection, resulting in a loss	Experience is closely monitored. For universal life business, mortality rates can be reset. Underwriting limits, health requirements, spread of risks and training of underwriters all mitigate the risk.
HIV/AIDS	Impact of HIV/AIDS on mortality rates and critical illness cover	Impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected effects of HIV/AIDS. Tests for HIV/AIDS and other tests for lives insured above certain values are conducted. A negative test result is a prerequisite for acceptance at standard rates.
Medical developments	Possible increase in annuity costs due to policyholders living longer	For non-profit annuities, improvements to mortality are allowed for in pricing and valuation. Experience is closely monitored. For with-profit annuity business, the mortality risk is carried by policyholders and any mortality profit or loss is reflected in the bonuses declared.
Changing financial market conditions	The move to a lower inflationary environment may cause more policyholder guarantees to be "in the money"	Value of guarantees, determined on a stochastic basis, included in current reserves (South Africa). Fewer and lower guarantees are typically provided on new business (South Africa). Certain guarantees are reinsured (United States).
Policyholder behaviour	Selection of more expensive options, or lapse and re-entry when premium rates are falling, or termination of policy, which may cause the sale of assets at inopportune times	Experience is closely monitored, and policyholder behaviour is allowed for in pricing and valuation.
Catastrophe	Natural and non-natural disasters, including war/terrorism, could result in increased mortality risk and payouts on policies	Catastrophe stop loss/excess of loss reinsurance treaty in place which covers claims from one incident occurring within a specified period between a range of specified limits.
Policy lapse	A policyholder option to terminate the policy, which may cause the sale of assets at inopportune times. This creates the risk of capital losses and/or reinvestment risk if market yields have decreased	Experience is closely monitored, and policyholder behaviour is allowed for in pricing and valuation.

Many of the above risks are concentrated, either geographically (in the case of catastrophe) or by line of business (for example, medical developments, HIV/AIDS). The Group, through diversification in the types of business it writes and its geographic spread, attempts to mitigate this concentration of risk. See "Segment Analysis", in the preceding section, for illustration of this.

49 Insurance risk continued

(d) Sensitivity analysis – long-term business
Changes in key assumptions used to value insurance contracts would result in increases or decreases to the insurance contract liabilities recorded, with a corresponding impact on profit/(loss) and/or shareholders' equity. The effect of a change in assumption is mitigated by the following factors:

> offset (partial or full) through Deferred Acquisition Costs (DAC) amortisation in the case of US business;
> the effect of locked-in assumptions for payout annuities and term insurance under US GAAP accounting, where assumptions underlying the insurance contract liabilities are not changed until liabilities are not adequate after reflecting current best estimates; and
> offset to the bonus stabilisation reserve in the case of mortality assumption changes for with-profit annuity business in South Africa.

The impact on Group equity resulting from a change in insurance contract liabilities or DAC balances at 31 December 2006 for long-term business has been estimated as follows (negative impact shown as positive figure):

	%	£m	£m
Assumption	Change	South Africa	US
Mortality and morbidity rates – assurance	+10	159	5
Mortality rates – annuities	-10	34	(11)
Discontinuance rates	+10	3	19
Expenses (maintenance)	+10	47	3

The insurance contract liabilities recorded for the South African business are also impacted by the valuation discount rate assumed. Lowering this rate by 1 per cent would result in a net increase to the insurance contract liabilities, and decrease to profit, of £33 million (2005: £35 million). There is no impact for the US businesses as the valuation rate is locked-in.

South Africa
The changes in insurance contract liabilities shown are calculated using the specified increase or decrease to the rates, with no change in charges paid by policyholders.

The valuation interest rate sensitivity reflects a change in the valuation interest rates without any corresponding change in investment returns or in the expense inflation rate. It should be noted that where the assets and liabilities of a product are closely matched (e.g. non-profit annuity business), the net effect has been shown since the assets and liabilities move in parallel.

United States
The assumption changes have relatively little impact on the US net IFRS insurance contract liabilities or DAC on life and immediate annuities, as assumptions are generally locked in. For universal life and deferred annuities, assumptions supporting the Present Value Future Profits (PVFP)/Deferred Acquisition Costs (DAC) amortisation are periodically updated for actual experience. Each of these assumption changes would trigger a DAC unlocking. The assumption changes specified do not approach the levels necessary to trigger a change in liabilities or DAC.

(e) Guarantees and options – long-term business
Many of the insurance contracts issued by the Group contain guarantees and options to policyholders, the ultimate liability for which will depend significantly on the number of policyholders exercising their options and on market and investment conditions applying at that time.

South Africa
Certain life assurance contracts include the payment of guaranteed values to policyholders on maturity, death, disability or survival. The published liabilities include the provision for both the intrinsic and time-value of the options and guarantees. The time-value of options and guarantees has been valued using a stochastic asset model that is in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA). The options and guarantees that could have a material effect on the amount, timing and uncertainty of future cash flows are described below. The required shock calculations have been performed as at 31 December 2006.

Product category	Description of options and guarantees	Required shock to bring out-of-the-money policies in-the-money
Individual business		
Death, disability, point and/or maturity guarantees	A closed block of unit-linked type and smoothed bonus business with an underlying minimum growth rate guarantee (4.28% pa for life and endowment business and 4.78% pa for retirement annuity business), and smoothed bonus business with vested bonuses, applicable when calculating death, disability and maturity claims.	An insignificant proportion of policies is currently in-the-money (current actual cumulative investment return lower than that guaranteed). On average a 53% fall in asset value is required to bring current out-of-the-money policies to become in-the-money.
	A small block of smoothed bonus savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25% pa investment return.	None of these policies are currently in-the-money. On average a 49% fall in asset value is required to bring current out-of-the-money policies to become in-the-money.

49 Insurance risk continued

(e) Guarantees and options – long-term business continued
South Africa continued

Product category	Description of options and guarantees	Required Shock to Bring Out-of-the-Money Policies In-the-Money
Guaranteed annuity options	Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange the full retirement proceeds for a minimum level of annuity income at maturity.	A small proportion of policies is currently in-the-money (the current policy value lower than the threshold annuity consideration at which the guaranteed annuity option becomes in-the-money). On average a 190 basis points reduction in yield is required to bring current out-of-the-money policies to become in-the-money.
Group business Vested bonuses in respect of pre-retirement with-profits business	There is a significant pre-retirement savings smoothed bonus portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If, however, a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.	This business is currently out-of-the-money as the aggregate market value exceeds the vested reserve. On average a 40% fall in assets is required to cause this block of business to become in-the-money.

United States

Product category	Description of options and guarantees	Required shock to bring out-of-the-money policies in-the-money
Death, disability, surrender point and/or maturity guarantees	Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.	20% of policies are currently in-the-money and being credited the minimum rate. A 300 basis points drop in interest rates would bring 94% of policies in-the-money.
	Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum %. This equity participation, which is subject to a minimum of 0% therefore vests annually.	The minimum surrender values of 3% of policies are currently in-the-money. A year of flat equity markets with no equity credits would bring an additional 2% in-the-money. Two years of no equity credits would result in 16% of the portfolio being in-the-money. The equity exposure is hedged using a dynamic hedging strategy.
	The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.	The minimum death benefit of 4% of policies is currently in-the-money. These risks are substantially reinsured.
	The universal life policies specify a minimum crediting rate to accumulate account balances.	The minimum rate is currently being credited on 69% of the block.
Guaranteed annuity options	All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment.	The extent to which the policies are currently in-the-money is negligible.
No-lapse guarantees	Certain universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.	No policies are currently in-the-money. This risk is reinsured.

Assets and liabilities for all products are matched by duration and convexity. Investment mandates constrain tactical mismatches.

49 Insurance risk continued

(f) General insurance risks and sensitivities

Mutual & Federal writes the following types of business within its commercial, risk finance and personal divisions:

	Commercial	Risk finance	Personal
Fire	✓	✓	✓
Accident	✓	✓	✓
Personal accident	✓	✓	✓
Motor	✓	✓	✓
Engineering	✓	✗	✗
Crop	✓	✗	✗
Marine	✓	✗	✓
Credit	✓	✗	✓

Underwriting guidelines are designed to ensure that underwritten risks are well diversified, and that terms and conditions, including premium rates, appropriately reflect the risk.

Reinsurance plays an extremely important role in the management of risk and exposure at Mutual & Federal. The Group makes use of a combination of proportional and non-proportional reinsurance to limit the impact of both individual and event losses and to provide insurance capacity. Involvement in any property catastrophe loss is limited to approximately £5 million for any one event and the level of catastrophe cover purchased is based on estimated maximum loss scenarios, in keeping with accepted market norms.

General insurance risk includes the following risks:

> occurrence risk – the possibility that the number of insured events will differ from those expected;
> severity risk – the possibility that the costs of the events will differ from those expected; and
> development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of a contract period.

An increase of 10% in the average cost of claims would require the recognition of an additional loss of £35 million (£35 million net of reinsurance). Similarly, an increase of 10 per cent in the ultimate number of claims would result in an additional loss of £35 million (£34 million net of reinsurance).

The majority of the Group's general insurance contracts are classified as 'short-tailed', meaning that any claim is settled within a year after the loss date. This contrasts with the 'long-tailed' classes where the claims costs take longer to materialise and settle. The Group's long-tailed business is generally limited to personal accident, third party motor liability and some engineering classes. In total the long-tail business comprises less than 5 per cent of an average year's claim costs.

Company balance sheet
At 31 December 2006

	Notes	At 31 December 2006 £m	At 31 December 2005 £m
Assets			
Investments in Group subsidiaries	7	**4,670**	730
Investments in associated undertakings		**13**	18
Derivative financial instruments – assets	1	**101**	84
Financial assets fair valued through income statement	2	**56**	67
Other assets (including intercompany)	3	**2,698**	2,629
Cash balances		**39**	683
Total assets		**7,577**	4,211
Liabilities			
Borrowed funds	9	**942**	520
Provisions	4	**24**	14
Derivative financial instruments – liabilities	1	**21**	5
Other liabilities (including intercompany)	6	**1,644**	1,364
Total liabilities		**2,631**	1,903
Net assets		**4,946**	2,308
Shareholders' equity			
Equity attributable to equity holders		**4,946**	2,308

The Company's financial statements on pages 192 to 201 were approved by the Board of Directors on 26 February 2007.

Jim Sutcliffe
Chief Executive

Jonathan Nicholls
Group Finance Director

Company cash flow statement
For the year ended 31 December 2006

	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Cash flows from operating activities		
Profit before tax	161	60
Capital losses included in investment income	(3)	(1)
Recognition of impairment losses	6	–
Other non cash amounts in profit	(222)	(66)
Non-cash movements in profit before tax	(219)	(67)
Loans, receivables and advances	(8)	28
Other operating assets and liabilities	132	25
Changes in working capital	124	53
Net cash inflow from operating activities	66	46
Cash flows from investing activities		
Net acquisition of financial investments	14	(24)
Acquisition of interests in subsidiaries	(1,269)	–
Purchase of interest in associates and joint ventures	(1)	(2)
Net cash outflow from investing activities	(1,256)	(26)
Cash flows from financing activities		
External interest received	56	14
External interest paid	(96)	(30)
Intercompany interest received	–	14
Intercompany interest paid	(47)	(47)
Dividends paid to:		
Ordinary shareholders of the Company	(159)	(89)
Equity minority interests and preferred shares (including by subsidiaries to minority interests)	(39)	–
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	14	163
Repayment of convertible debt	–	(336)
Issue of perpetual preferred callable securities	–	688
Other debt issued/(repaid)	473	(21)
Loan financing received from Group companies	359	152
Net cash inflow from financing activities	561	508
Net (decrease)/increase in cash and cash equivalents	(629)	528
Effects of exchange rate changes on cash and cash equivalents	(15)	16
Cash and cash equivalents at beginning of the period	683	139
Cash and cash equivalents at end of the year	39	683

At 31 December 2005 and 2006 all cash and cash equivalents were in the form of cash balances. No cash from *dividend income* was received during the year ended 31 December 2006 (2005: £3 million).

Reconciliation of movements in Company equity shareholders' funds
For the year ended 31 December 2006

Year ended 31 December 2006	Millions Number of shares issued and fully paid	Share capital	Share premium	Other reserves	Retained earnings	Perpetual preferred callable securities	£m Total
Attributable to equity holders of the parent at beginning of the year	4,090	410	730	–	480	688	2,308
Changes in equity arising in the year:							
Other	–	–	–	–	(5)	–	(5)
Net income recognised directly in equity	–	–	–	–	(5)	–	(5)
Profit for the year	–	–	–	–	161	–	161
Total recognised income and expense for the year	4,090	–	–	–	156	688	156
Dividends for the year	–	–	–	–	(198)	–	(198)
Net purchase of treasury shares	–	–	–	–	(8)	–	(8)
Issue of perpetual preferred callable securities	–	–	–	–	–	–	–
Issue of share capital by the Company*	1,400	139	3	2,532	–	–	2,674
Exercise of share options	11	1	13	–	–	–	14
Attributable to equity holders of the parent at end of the year	5,501	550	746	2,532	430	688	4,946

* Included within issue of share capital are transaction costs totalling £2 million acquisition deducted from share premium. Also included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition being the difference between the market value of the shares on date of issue and nominal value included as share capital.

Year ended 31 December 2005	Millions Number of shares Issued and fully paid	Share capital	Share premium	Other reserves	Retained earnings	Perpetual preferred callable securities	£m Total
Attributable to equity holders of the parent at beginning of the year	3,854	386	600	–	481	–	1,467
Changes in equity arising in the year:							
Other	–	–	–	–	6	–	6
Net income recognised directly in equity	–	–	–	–	6	–	6
Profit for the year	–	–	–	–	89	–	89
Total recognised income and expense for the year	–	–	–	–	95	–	95
Dividends for the year	–	–	–	–	(89)	–	(89)
Net purchase of treasury shares	–	–	–	–	(7)	–	(7)
Issue of perpetual preferred callable securities	–	–	(9)	–	–	688	679
Issue of share capital by the Company	231	23	136	–	–	–	159
Exercise of share options	5	1	3	–	–	–	4
Attributable to equity holders of the parent at end of the year	4,090	410	730	–	480	688	2,308

1 Derivative financial instruments

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Company's derivative financial instruments outstanding at the year end. These instruments, comprising foreign exchange and interest rate derivatives, allow the Company to transfer, modify or reduce their foreign exchange and interest rate risks.

The Company undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Company.

				£m
	Notional principals		Fair values	
At 31 December 2006	Positive values	Negative values	Assets	Liabilities
Exchange rate contracts				
Swaps	196	305	98	3
Forwards	–	242	–	1
	196	547	98	4
Interest rate contracts				
Swaps	17	637	3	17
Total	213	1,184	101	21

				£m
	Notional principals		Fair values	
At 31 December 2005	Positive values	Negative values	Assets	Liabilities
Exchange rate contracts				
Swaps	223	–	82	–
Forwards	–	524	–	5
	223	524	82	5
Interest rate contracts				
Swaps	20	–	2	–
Total	243	524	84	5

Of the total derivative financial assets in 2006, £94 million (2005: nil) is due to mature within one year, £4 million (2005: £82 million) is due to mature between one and five years and £3 million (2005: £2 million) is due over five years.

Of the total derivative financial liabilities in 2006, £1 million (2005: £5 million) is due to mature within one year and £20 million (2005: nil) is due to mature with between one and five years.

Notes to the Company financial statements
For the year ended 31 December 2006 continued

2 Financial assets fair valued through income statement

		£m
Designated as fair valued through income statement	At 31 December 2006	At 31 December 2005
Unlisted equity securities	–	14
Unit trusts and other pooled investments	54	51
Other financial assets	2	2
Total designated as fair valued through income statement	56	67
Total financial assets fair valued through income statement	56	67

3 Other assets

		£m
	At 31 December 2006	At 31 December 2005
Other receivables	10	1
Accrued interest and rent	28	14
Other prepayments and accrued income	115	50
Amounts owed by Group undertakings		
Amounts falling due within one year	4	4
Amounts falling due after one year	2,541	2,560
Total other assets	2,698	2,629

No deferred tax assets are are recognised for tax losses carried forward as the Company is not forecast to make taxable profits in the future.

4 Provisions

			£m
	Notes	At 31 December 2006	At 31 December 2005
Post employment benefits	5	24	13
Other provisions		–	1
Total		24	14

5 Post employment benefits

The Company holds a provision in respect of the Old Mutual Staff Pension Fund Defined Benefit pension scheme, which provides benefits based on final pensionable pay for members within the Group. The assets of the scheme are held in separate trustee administered funds. Pension costs and contributions relating to the scheme are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to the scheme, together with existing assets, are adequate to secure members' benefits over the remaining lives of participating employees. The scheme is reviewed on a triennial basis. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied.

	£m	
	Pension plans	
Liability for defined benefit obligations	At 31 December 2006	At 31 December 2005
Change in projected benefit obligation		
Projected benefit obligation at beginning of the year	55	40
Interest cost on benefit obligation	2	2
Actuarial loss	(1)	13
Projected benefit obligation at end of the year	56	55
Change in plan assets		
Plan assets at fair value at beginning of the year	27	22
Actual return on plan assets	2	4
Company contributions	3	1
Plan assets at fair value at end of the year	32	27
Net liability	24	28

Of the total net liability shown above the amount recognised in the Company balance sheet is £24 million (2005: £13 million).

	£m	
	Pension plans	
Expense recognised in the income statement	At 31 December 2006	At 31 December 2005
Expected return on plan assets	(2)	(2)
Net actuarial losses recognised in the year	(1)	10
Total	(3)	8

	Pension plans	
Principal actuarial assumptions	At 31 December 2006	At 31 December 2005
Discount rate	5.00%	4.8%
Future salary increases	4.25%	4.0%
Price inflation	3.00%	2.8%
Pensions in payment and deferred pensions inflation	3.00%	2.8%

	Pension plans	
Plan asset allocation	At 31 December 2006	At 31 December 2005
Equity securities	65%	69%
Debt securities	31%	28%
Other investments	4%	3%

6 Other liabilities

	£m	
	At 31 December 2006	At 31 December 2005
Accruals and deferred income	64	12
Amounts owed to Group undertakings		
Amounts falling due within one year	1	2
Amounts falling due after one year	1,579	1,350
Total other liabilities	1,644	1,364

7 Principal subsidiaries

	£m	
	At 31 December 2006	At 31 December 2005
Balance at beginning of the year	730	731
Acquisitions	3,940	–
Disposals	–	(1)
Balance at end of the year	4,670	730

On 3 February 2006, the Company's offer for Försäkringsaktiebolaget Skandia (publ) was accepted. The total investment as at 31 December 2006 stands at £3,940 million.

During the prior year the Company sold Old Mutual Business Services Limited to a fellow Group Company, OMFS (GGP) Limited, for an amount of £1 million. In addition, the Company's investment in Old Mutual International Finance Limited was fully written down following the dissolution of the entity.

The Company holds the following interests in Group companies:

	Country of incorporation	Class of shares	At 31 December 2006 % interest held
Commsale 2000 Ltd	England & Wales	Ordinary	100%
Constantia Insurance Company (Guernsey) Limited	Guernsey	Ordinary	100%
Försäkringsaktiebolaget Skandia (publ)	Sweden	Ordinary	99%
Old Mutual Properties Limited	England & Wales	Ordinary	100%
OM Group (UK) Ltd	England & Wales	Ordinary	100%
Old Mutual (UK) Nominees Ltd	England & Wales	Ordinary	100%
Old Mutual Asset Solutions Ltd	England & Wales	Ordinary	100%
Old Mutual Finance (Cayman Islands) Limited	Cayman Islands	Founders	100%
Old Mutual Capital Funding (Jersey) Limited	Jersey	Ordinary	100%
Old Mutual Finance (No.2) Limited	England & Wales	Ordinary	50%
Old Mutual Finance (No.4) Limited	England & Wales	Ordinary	100%
Selestia Holdings Limited	England & Wales	Ordinary	100%

8 Related parties

Old Mutual plc enters into transactions with its subsidiaries in the normal course of business. These are principally related to funding of the Group's businesses and head office functions. Details of loans, including balances due from/to the Company and terms and conditions thereon are set out below.

There are no transactions entered into by the Company with associated undertakings.

Balance sheet information	£m Balance due from/(to)
At 31 December 2006	
Subsidiaries	
OM Group (UK) Ltd[1]	2,503
Primemajor	4
Skandia	37
Global Edge Technologies Pty Ltd[2]	1
Bermuda Holding companies[3]	(289)
Old Mutual (SA) companies[4]	(502)
Old Mutual Financial Services companies	(216)
Old Mutual Business Services Ltd	(28)
Old Mutual Capital Funding L.P.[5]	(373)
Constantia Insurance Company (Guernsey) Limited	(1)
Old Mutual (Netherlands) BV[6]	(147)
Fairbairn Investment Company Limited	(2)
OMLA Holdings Limited	(22)
Other related parties	
Fairbairn Trust Company Limited[7]	19

1 Loan with OM Group (UK) Ltd includes loan advances of $3,246 million and £465 million (2005: $3,551 million and £125 million). The dollar facility expires 30 September 2010, whilst the sterling facility expires 30 June 2010 and both facilities terms are at LIBOR +0.5%. In addition, the balance also includes a subordinated loan of £350 million (2005: £350 million), with a term agreement of 6.75%, switching to floating rate (LIBOR +2.48%) after 15 years.

2 Subordinated loan with Global Edge Technologies of R6.5 million. There is no interest charged in respect to this advance as it has been fully provided for in the books of Old Mutual plc.

3 Loan with Bermuda Holding companies include a number of revolving credit facilities where the terms state that the interest is variable and the loan is payable on demand.

4 Loan with Old Mutual (SA) companies includes one contingent loan facility (£4.25 million) where the agreement states that no interest is charged and no maturity date is set in place. In addition, Old Mutual plc has a loan from an Old Mutual (SA) Company for $500 million where the agreement states that interest is variable and paid quarterly and the maturity date is October 2007. This loan is expected to be rolled forward. In addition, Old Mutual plc has two new loans in 2006 (Discount Notes) from Old Mutual (SA) Company for $360 million and $130 million respectively. Interest is charged at LIBOR +0.1% margin.

5 Loan with Old Mutual Capital Funding L.P. is a $750 million subordinated cumulative perpetual note which bears interest at 8% p.a. payable quarterly.

6 Loan with Old Mutual (Netherlands) BV consist of two Discount Notes where interest is charged at LIBOR including discount element.

7 This represents amounts paid to the Fairbairn Trust Company in respect of an 'ESOP' for the purchase of the Company's own shares.

Balance sheet information	£m Balance due from/(to)
At 31 December 2005	
Subsidiaries	
OM Group (UK) Ltd[1]	2,559
Primemajor	4
Global Edge Technologies Pty Ltd[2]	1
Bermuda Holding companies[3]	(307)
Old Mutual International Holdings	(26)
Old Mutual (SA) companies[4]	(288)
Old Mutual Financial Services companies	(225)
Old Mutual Business Services Ltd	(36)
Commsale 2000 Ltd	(8)
Old Mutual Capital Funding L.P.[5]	(437)
Constantia Insurance Company (Guernsey) Limited	(1)
Fairbairn Investment Company Limited	(2)
OMLA Holdings Limited	(22)
Other related parties	
Fairbairn Trust Company Limited[7]	11

8 Related parties continued

Income statement information	Interest received/ (paid) £m	Ordinary dividends received/ (paid) £m	Other amounts received/ (paid) £m
2006			
Subsidiaries	92	150	(39)

Income statement information	Interest received/ (paid) £m	Ordinary dividends received/ (paid) £m	Other amounts received/ (paid) £m
2005			
Subsidiaries	60	–	(39)

9 Borrowed funds

	Notes	At 31 December 2006 £m	At 31 December 2005 £m
Senior debt securities and term loan	9(i)	651	520
Subordinated debt securities	9(ii)	291	–
Borrowed funds		942	520

(i) Senior debt securities and term loan

	At 31 December 2006 £m	At 31 December 2005 £m
Floating rate notes	127	167
Fixed rate notes	298	327
Revolving credit facility	226	–
Term loan	–	26
Total senior debt securities and term loan	651	520

The maturities of the senior debt securities and term loan are as follows:

At 31 December 2006	Less than 1 year £m	Greater than 1 year and less than 5 years £m	Greater than 5 years £m	Total £m
Floating rate notes	–	50	77	127
Fixed rate notes	265	23	10	298
Revolving credit facility	–	226	–	226
Term loan	–	–	–	–
Total senior debt securities and term loan	265	299	87	651
At 31 December 2005				
Floating rate notes	24	26	117	167
Fixed rate notes	–	313	14	327
Term loan	26	–	–	26
Total senior debt securities and term loan	50	339	131	520

The Company has a £1,250 million five-year multi-currency revolving credit facility, which had an original maturity date of September 2010. On 18 August 2006, syndicate banks agreed to extend the maturity date of £1,232 million of the facility by twelve months to September 2011. At 31 December 2006 £353 million of this facility was utilised, £226 million in the form of drawn debt and £127 million in the form of irrevocable letters of credit. At 31 December 2005, the facility was not drawn down.

During the year, the Company repaid a US$45 million term loan and a £24 million floating rate note.

9 Borrowed funds continued

(ii) Subordinated debt securities

	£m	
	At 31 December 2006	At 31 December 2005
£300m repayable 21 January 2016 (5.0 per cent)	**291**	–
Total subordinated debt securities	**291**	–

This bond, issued on 20 January 2006, has a maturity date of 21 January 2016 and pays a coupon of 5.0 per cent to 21 January 2011 and six month LIBOR plus 1.13 per cent thereafter. The coupon on the bonds was swapped into floating rate of six month STIBOR and 0.50 per cent. The Company has the option to repay the bonds at par on 21 January 2011 and at six monthly intervals thereafter.

10 Contingent liabilities

	£m	
	At 31 December 2006	At 31 December 2005
Irrevocable letters of credit	**127**	103

The contingent liabilities relate to letters of credit issued in support of the operations of subsidiary company. Any liability arising from these letters of credit would be recovered from the subsidiary company.

11 Post balance sheet events

On 16 January 2007, the Company raised €750 million through the placement of a callable note in accordance with the Company's £3.5bn Euro note Programme. Interest is fixed at 4.5% until 18 January 2012, and payable annually in arrears. Thereafter interest is floating and payable bi-annually in arrears at six month EURIBOR plus 0.96 per cent. This instrument will be recognised as subordinated debt within the Group's 2007 financial statements.

Statement of directors' responsibilities in relation to the European Embedded Value basis supplementary information

The directors of Old Mutual plc have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum ("the EEV Principles"), as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV Guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

> prepared the supplementary information in accordance with the EEV Principles;
> identified and described the business covered by the EVM;
> applied the EVM consistently to the covered business;
> determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently; and
> made estimates that are reasonable and consistent.

Independent auditors' report to Old Mutual plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information ("the supplementary information") of Old Mutual plc on pages 204 to 223 in respect of the year ended 31 December 2006. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum, as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together "the EEV Principles") using the methodology and assumptions set out on pages 210 and 217 to 221. The supplementary information should be read in conjunction with the Group financial statements which are on pages 83 to 191.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors' responsibilities on page 202, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology set out on page 210 and assumptions set out on pages 217 to 221. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2006 has been properly prepared in accordance with the EEV Principles using the methodology set out on page 210 and assumptions set out on pages 217 to 221.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB
26 February 2007

1 Income statement on a European Embedded Value basis

		£m
	Year ended 31 December 2006	Year ended 31 December 2005
South Africa		
Covered business	489	579
Asset management	97	85
Banking	534	421
General insurance	82	102
	1,202	1,187
United States		
Covered business	98	122
Asset management	127	118
	225	240
Europe		
Covered business	394	–
Asset management	(1)	(4)
Banking	11	–
	404	(4)
Other	15	20
	15	20
Finance costs	(130)	(37)
Other shareholders' income/(expenses)	(29)	(19)
Adjusted operating profit*	1,687	1,387
Adjusting items	702	636
Profit before tax (net of income tax attributable to policyholder returns)	2,389	2,023
Income tax attributable to shareholders	(572)	(485)
Profit for the financial year	1,817	1,538
Profit for the financial year attributable to:		
Equity holders of the parent	1,531	1,281
Minority interests		
Ordinary shares	236	205
Preferred securities	50	52
Profit for the financial year	1,817	1,538

* For long-term and general insurance business, adjusted operating profit is based on the expected investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

1 Income statement on a European Embedded Value basis continued

Adjusting items comprise:

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Income/(expense)		
Goodwill impairment and amortisation of non-covered business acquired intangible assets	(15)	(5)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	84	58
Short-term fluctuations in investment returns (including economic assumption changes)		
Covered business	543	524
Other	53	80
Cost of capital methodology and modelling changes	55	51
Material revision to actuarial models	(57)	–
Initial costs of Black Economic Empowerment schemes	–	(72)
Dividends declared to holders of perpetual preferred callable securities	39	–
Adjusting items	702	636

Adjusted operating profit after tax attributable to ordinary equity holders	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Adjusted operating profit	1,687	1,387
Tax on adjusted operating profit	(469)	(352)
	1,218	1,035
Minority interests		
Ordinary shares	(239)	(187)
Preferred securities	(50)	(52)
Adjusted operating profit after tax attributable to ordinary equity holders	929	796

Embedded value earnings per share attributable to ordinary equity holders of the parent	Pence	
	Year ended 31 December 2006	Year ended 31 December 2005
Adjusted operating earnings per share*	17.8	20.7
Basic earnings per share	32.5	37.1

Adjusted weighted average number of shares – millions	5,222	3,840
Weighted average number of shares – millions	4,705	3,456

* EEV adjusted operating earnings per share is calculated on the same basis as EEV adjusted operating profit, but is stated after tax and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

1 Income statement on a European Embedded Value basis continued

	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Adjusted operating profit for the covered business	981	701
South Africa	489	579
United States	98	122
Europe	394	–
Tax on adjusted operating profit for the covered business	253	191
South Africa	127	150
United States	32	41
Europe	94	–
Adjusted operating profit after tax for the covered business	728	510
South Africa	362	429
United States	66	81
Europe	300	–
Reconciliation of tax on adjusted operating profit		
Tax on adjusted operating profit for the covered business	253	191
Tax on adjusted operating profit for other business	216	161
Tax on adjusted operating profit	469	352

2 Reconciliation of movements in Group embedded value

	Year ended 31 December 2006 £m	Year ended 31 December 2005* £m
Group embedded value at beginning of the year	5,808	4,754
Exclusion of goodwill in respect of United States covered business	–	(59)
Restated Group embedded value at beginning of the year	5,808	4,695
Change in equity arising in the year		
Fair value gains/(losses)	71	(77)
Currency translation differences/exchange differences on translating foreign operations	(1,285)	263
Cash flow hedge amortisation	–	(12)
Redemption of convertible bond	–	(18)
Aggregate tax effects of items taken directly to or transferred from equity	3	–
Other	94	(383)
Net income recognised directly into equity	(1,117)	(227)
Profit for the year	1,531	1,281
Total recognised income and expense for the year	414	1,054
Dividend for the year	(321)	(184)
Issue of share capital	2,674	159
Exercise of share options	14	4
Fair value equity settled share options	28	80
Exclusion of adjustment to include Skandia long-term business on a statutory solvency basis as at the date of acquisition	(3,573)	–
Acquired value of in-force business of Skandia after fair value opening adjustments	2,073	–
Group embedded value at end of the year	7,117	5,808

* The prior year results have been restated to:

(i) Exclude goodwill relating to United States long-term business of £58 million at 31 December 2006. (2005: £59 million). Any changes in value over the prior year results from, and is included in, currency translation differences.
(ii) Include the adjustment for market value of life funds' investments in Group equity and debt instruments in the adjusted net worth of the covered business of £502 million at 31 December 2006 (2005: £467 million).
(iii) Remove the perpetual preferred callable securities including accrued dividends of £668 million (2005: £699 million).

3 Components of Group embedded value

	At 31 December 2006 £m	At 31 December 2005 £m
Adjusted net worth attributable to ordinary equity holders of the parent	2,945	3,829
Equity	7,237	4,751
Adjustment to include long-term business on a statutory solvency basis:		
South Africa	108	110
United States	(742)	(741)
Europe	(2,456)	–
Adjustment for market value of life funds' investments in Group equity and debt instruments held in life funds	502	467
Adjustment to remove perpetual preferred callable securities and accrued dividends	(668)	(699)
Adjustment to exclude acquisition goodwill and intangibles from the covered business:		
United States	(58)	(59)
Europe	(978)	–
Value of in-force business	4,172	1,979
Value of in-force business before items listed below	4,648	2,372
Additional time-value of financial options and guarantees	(51)	(49)
Cost of required capital	(398)	(340)
Minority interest in value of in-force	(27)	(4)
Group embedded value	7,117	5,808
Group embedded value per share – pence	129.4	142.0
Return on Group embedded value (ROEV) per annum	13.8%	16.5%
Number of shares in issue – millions	5,501	4,090

1. The adjustments to include long-term business on a statutory solvency basis reflect the difference between the net worth of each business on the statutory basis (as required by the local regulator) and their portion of the Group's consolidated equity shareholders' funds. In South Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter company loans). For some European territories the value excludes deferred acquisition costs which are effectively part of the value of in-force of the business.

2. The ROEV is calculated as the adjusted operating profit after tax and minority interests of £929 million plus accrued dividends to holders of perpetual preferred callable securities divided by the opening Group embedded value plus 11/12 of the embedded value of Skandia at 1 February 2006.

3. The impact of marking all debt to market value is an increase of £61 million at 31 December 2006 and a reduction of £62 million at 31 December 2005.

4 Components of adjusted embedded value

	At 31 December 2006 £m	At 31 December 2005 £m
Pro forma adjustments to bring Group investments to market value		
Group embedded value	7,117	5,808
Adjustment to bring listed subsidiaries to market value	1,341	1,101
South Africa banking business	1,094	880
South Africa general insurance business	247	221
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	188	206
Adjusted Group embedded value	8,646	7,115
Adjusted Group embedded value per share – pence	157.2	174.0
Number of shares in issue – millions	5,501	4,090

5 Reconciliation of embedded value of the covered business with the adjusted embedded value

	£m	
	At 31 December 2006	At 31 December 2005
Embedded value of the covered business	6,453	4,221
Adjusted net worth*	2,281	2,242
Value of in-force business**	4,172	1,979
Adjusted net worth of the asset management business	1,458	1,237
South Africa	169	151
United States	1,112	1,086
Europe	177	–
Market value of the banking business	2,482	2,050
South Africa	2,231	2,050
Europe	251	–
Market value of the general insurance business		
South Africa	458	614
Net other business	50	789
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	188	206
Perpetual preferred securities (US$ denominated)	(458)	(458)
Perpetual preferred callable securities	(688)	(679)
GBP denominated	(350)	(350)
Euro denominated	(338)	(329)
Debt	(1,317)	(845)
Rand denominated	(219)	(325)
USD denominated	(438)	(475)
GBP denominated	(54)	(45)
SEK denominated	(594)	–
Euro denominated	(12)	–
Accrued dividends to holders of perpetual preferred callable securities	20	(20)
Adjusted Group embedded value	8,646	7,115

* Adjusted net worth is after the elimination of inter-company loans.
** Net of minority interests.

6 Components of embedded value of the covered business

	£m	
	At 31 December 2006	At 31 December 2005
Embedded value of the covered business	6,453	4,221
Adjusted net worth	2,281	2,242
Value of in-force business	4,172	1,979
South Africa		
Adjusted net worth	1,425	1,755
Required capital	1,259	1,569
Free surplus	166	186
Value of in-force business	1,203	1,301
Value of in-force business before items listed below	1,393	1,565
Additional time-value of financial options and guarantees	–	–
Cost of required capital	(186)	(260)
Minority interest in value of in-force	(4)	(4)
United States		
Adjusted net worth	454	487
Required capital	390	484
Free surplus	64	3
Value of in-force business	690	678
Value of in-force business before items listed below	806	807
Additional time-value of financial options and guarantees	(47)	(49)
Cost of required capital	(69)	(80)
Europe		
Adjusted net worth	402	–
Required capital	260	–
Free surplus	142	–
Value of in-force business	2,279	–
Value of in-force business before items listed below	2,449	–
Additional time-value of financial options and guarantees	(4)	–
Cost of required capital	(143)	–
Minority interest in value of in-force	(23)	–

The adjusted net worth excludes acquired intangibles and goodwill of the covered business.

7 Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum. The directors acknowledge their responsibility for the preparation of this supplementary information.

The results for the year ended 31 December 2006 and the position at that date have been prepared on the same basis as that used in the 31 December 2005 EEV supplementary statements subject to the following changes:

(i) the Group embedded value now includes the adjustment for market value of life funds' investments in Group equity and debt instruments; and
(ii) the Group embedded value now excludes perpetual preferred callable securities and accrued dividends.

Covered business is defined as long-term business in the primary financial statements. This business covers traditional life insurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life insurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to covered business. Following the acquisition of Skandia, covered business now includes the traditional life and unit-linked assurance business of Skandia. Institutional investment platform pension business written in the United Kingdom has been excluded as it is more appropriately classified as mutual fund business. The results do not include services provided by Group investment management companies. Unallocated Group holding expenses have been included to the extent that they relate to the covered business.

For South Africa the covered business excludes individual unit trusts and some group market-linked business written by the asset management company through the life company as profits from this business arise in the asset management companies.

The treatment within this supplementary information of all business other than the covered business is the same as the primary financial statements.

Under the EEV methodology, profit is recognised as it is earned over the life of the products defined within the covered business.

The embedded value of the covered business is the sum of the shareholders' adjusted net worth in respect of the covered business and the value of the in-force covered business. The Group embedded value includes the value of all other business at the book value detailed in the primary financial statements. The adjusted embedded value, a measure used by the directors to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value. The value of deferred consideration due in respect of Black Economic Empowerment partners is also included.

The adjusted net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the directors to be appropriate to manage the business allowing for minimum local statutory requirements (or equivalent where there is no local requirement), their internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our United States business in order to maintain the desired credit rating. The level of required capital is on average 147, 278 and 121 per cent of the minimum local statutory requirements in South Africa, United States and Europe respectively as at 31 December 2006. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South Africa covered business is partially covered by the market value of the Group's investments in banking and general insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa and Europe an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of in-force has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time-value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and or policyholder actions in different circumstances.

The directors believe that the embedded value of the covered business is broadly market-consistent.

8 Analysis of covered business embedded value results (after tax)

£m

Total covered business	Year ended 31 December 2006 Adjusted net worth	Year ended 31 December 2006 Value of in-force business	Year ended 31 December 2006 Total	Year ended 31 December 2005 Adjusted net worth	Year ended 31 December 2005 Value of in-force business	Year ended 31 December 2005 Total
Embedded value of the covered business at beginning of the year	2,242	1,979	4,221	2,081	1,474	3,555
Exclusion of goodwill in respect of the United States covered business	–	–	–	(59)	–	(59)
Acquired embedded value of Skandia	391	2,085	2,476	–	–	–
Opening fair value adjustments	(47)	(12)	(59)	–	–	–
	2,586	4,052	6,638	2,022	1,474	3,496
New business contribution	(420)	664	244	(91)	204	113
Expected return on existing business – return on value of in-force	–	317	317	–	187	187
Expected return on existing business – transfer to net worth	625	(625)	–	240	(240)	–
Experience variances	12	16	28	(7)	13	6
Operating assumption changes	(1)	(98)	(99)	(44)	110	66
Recalibration of risk-margins	–	89	89	–	–	–
Expected return on adjusted net worth	149	–	149	138	–	138
Adjusted operating profit after tax	365	363	728	236	274	510
Investment return variances on in-force business	16	177	193	20	92	112
Investment return variances on adjusted net worth	298	–	298	264	–	264
Effect of economic assumption changes	(2)	(42)	(44)	–	36	36
Material revision to actuarial models	–	(38)	(38)	–	–	–
Methodology changes impacting cost of required capital	–	46	46	–	33	33
Profit after tax	677	506	1,183	520	435	955
Exchange rate movements	(419)	(362)	(781)	55	72	127
Change in minority interest	(10)	(24)	(34)	(4)	(2)	(6)
Net transfers from covered business	(553)	–	(553)	(351)	–	(351)
Embedded value of the covered business at end of the year	2,281	4,172	6,453	2,242	1,979	4,221

8 Analysis of covered business embedded value results (after tax) continued

£m

South Africa covered business	Year ended 31 December 2006 Adjusted net worth	Value of in-force business	Total	Year ended 31 December 2005 Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at the beginning of year	**1,755**	**1,301**	**3,056**	1,566	1,030	2,596
New business contribution	**(15)**	**87**	**72**	(22)	84	62
Expected return on existing business – return on value of in-force	**–**	**139**	**139**	–	137	137
Expected return on existing business – transfer to net worth	**179**	**(179)**	**–**	185	(185)	–
Experience variances	**1**	**(15)**	**(14)**	52	(8)	44
Operating assumption changes	**11**	**(27)**	**(16)**	3	62	65
Recalibration of risk-margins	**–**	**59**	**59**	–	–	–
Expected return on adjusted net worth	**122**	**–**	**122**	121	–	121
Adjusted operating profit after tax	**298**	**64**	**362**	339	90	429
Investment return variances on in-force business	**9**	**116**	**125**	18	99	117
Investment return variances on adjusted net worth	**294**	**–**	**294**	264	–	264
Effect of economic assumption changes	**(2)**	**(23)**	**(25)**	–	40	40
Methodology changes impacting cost of required capital	**–**	**19**	**19**	–	33	33
Profit after tax	**599**	**176**	**775**	621	262	883
Exchange rate movements	**(355)**	**(273)**	**(628)**	5	11	16
Change in minority interest	**(6)**	**(1)**	**(7)**	(4)	(2)	(6)
Net transfers from covered business	**(568)**	**–**	**(568)**	(433)	–	(433)
Embedded value of the covered business at end of the year	**1,425**	**1,203**	**2,628**	1,755	1,301	3,056
Return on embedded value (ROEV) per annum			**13.6%**			17.6%

The segment results of South Africa include the Old Mutual Life Assurance Company Namibia and Old Mutual International (Guernsey), both of which are managed by the South African operations.

Experience variances were impacted by the one-off historic adjustments announced in September 2006 quarterly results, an increased spend on some key initiatives and negative retention experience in group and healthcare business.

The main operating assumption changes are the positive effects of reduction in the provision for future individual business maintenance expenses, which was offset by an increase in provision for group business terminations and maintenance expenses.

The risk-margin recalibration exercise resulted in a reduction from 2.3 to 2 per cent.

The methodology changes impacting cost of required capital reflects modelling improvements to the required capital which reduced the cost of required capital.

The net transfers from covered business include a provision related to the closure of the unclaimed shares trusts, an increased investment in the Old Mutual plc loan note, the purchase of additional shares in Nedbank, dividend payments, as well as head office expenses.

The embedded value for South Africa is after the adjustment for market value of life funds' investments in Group equity and debt instruments.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in Rand.

8 Analysis of covered business embedded value results (after tax) continued

United States covered business	Year ended 31 December 2006 Adjusted net worth	Value of in-force business	Total	Year ended 31 December 2005 Adjusted net worth	Value of in-force business	Total
						£m
Embedded value of the covered business at beginning of the year	487	678	1,165	515	444	959
Exclusion of goodwill in respect of United States covered business	–	–	–	(59)	–	(59)
	487	678	1,165	456	444	900
New business contribution	(128)	173	45	(69)	120	51
Expected return on existing business – return on value of in-force	–	62	62	–	50	50
Expected return on existing business – transfer to net worth	76	(76)	–	55	(55)	–
Experience variances	(11)	1	(10)	(59)	21	(38)
Operating assumption changes	(12)	(44)	(56)	(47)	48	1
Recalibration of risk-margins	–	10	10	–	–	–
Expected return on adjusted net worth	15	–	15	17	–	17
Adjusted operating profit after tax	(60)	126	66	(103)	184	81
Investment return variances on in-force business	–	18	18	2	(7)	(5)
Investment return variances on adjusted net worth	(3)	–	(3)	–	–	–
Effect of economic assumption changes	–	(15)	(15)	–	(4)	(4)
Material revision to actuarial models	–	(38)	(38)			
Methodology and modelling changes impacting cost of required capital	–	9	9	–	–	–
Profit after tax	(63)	100	37	(101)	173	72
Exchange rate movements	(61)	(88)	(149)	50	61	111
Net transfers to covered business	91	–	91	82	–	82
Embedded value of the covered business at end of the year	454	690	1,144	487	678	1,165
Return on embedded value (ROEV) per annum			6.1%			8.5%

United States covered business
The segment results of United States include Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and Old Mutual (Bermuda) Limited.

The negative experience variances mainly arose from mortality losses on single premium immediate annuities.

The main operating assumption changes include a strengthening of the assumed rate of usage of the penalty free withdrawal option in the deferred annuity product, strengthening of mortality assumptions on single premium immediate annuities and changes to the credited rates for multi-year guaranteed annuities.

The risk-margin recalibration exercise resulted in a reduction from 3.2 to 3.0 per cent.

The actuarial models used to calculate the embedded value have been replaced and upgraded. This resulted in a reduction in embedded value of £38 million.

The methodology changes impacting cost of required capital reflects changes in the definition of required capital in OMRe and Old Mutual (Bermuda) Limited to that appropriate to manage the business.

The transfer to covered business is in respect of capital injections and head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in US Dollars.

8 Analysis of covered business embedded value results (after tax) *continued*

			£m
	Year ended 31 December 2006		
Europe covered business	Adjusted net worth	Value of in-force business	Total
Embedded value of covered business at beginning of the period			
Acquired embedded value of Skandia	391	2,085	2,476
Opening fair value adjustments	(47)	(12)	(59)
	344	2,073	2,417
New business contribution	(277)	404	127
Expected return on existing business – return on value of in-force	–	116	116
Expected return on existing business – transfer to net worth	370	(370)	–
Experience variances	22	30	52
Operating assumption changes	–	(27)	(27)
Recalibration of risk-margins	–	20	20
Expected return on adjusted net worth	12	–	12
Adjusted operating profit after tax	127	173	300
Investment return variances on in-force business	7	43	50
Investment return variances on adjusted net worth	7	–	7
Effect of economic assumption changes	–	(4)	(4)
Methodology changes impacting cost of required capital	–	18	18
Profit after tax	141	230	371
Exchange rate movements	(3)	(1)	(4)
Change in minority interest	(4)	(23)	(27)
Net transfers from covered business	(76)	–	(76)
Embedded value of the covered business at end of the period	402	2,279	2,681
Return on embedded value (ROEV) per annum			13.5%

Europe covered business
The segmental results of Europe include the Skandia Life companies in the United Kingdom, Nordic region, Europe and Latin America.

The positive experience variances mainly arose from a higher level of fee income than that assumed, which was partially offset by negative expense variances from the Nordic and Latin America regions.

The main operating assumption changes are a strengthening of persistency assumptions in Europe, and increase in provision for future maintenance expenses in the Nordic and Europe and Latin America regions.

The risk-margin recalibration exercise resulted in a 10 basis points reduction in UK, 10 basis points reduction in the Nordic region, and 10-50 basis points reduction in the Europe and Latin America region. For Nordic, the risk-margin was then increased by 20 basis points on account of a release of required capital.

The methodology changes impacting cost of required capital mainly reflect a reduction in the amount of required capital in the Nordic region, as mentioned in the previous paragraph.

The transfers from covered business include repayment of internal financing arrangements as well as head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in Sterling.

9 Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax. Annual premium equivalent (APE) is calculated as recurring premiums plus 10 per cent of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under APE margin and PVNBP margin below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business contribution.

	£m	
	Year ended 31 December 2006	Year ended 31 December 2005
Recurring premiums		
South Africa*	234	239
United States	64	81
Europe**	357	–
	655	320
Single premiums		
South Africa*	1,580	1,183
United States	1,977	2,086
Europe**	5,240	–
	8,797	3,269
APE		
South Africa*	392	358
United States	262	290
Europe**	881	–
	1,535	648
PVNBP		
South Africa*	2,734	2,380
United States	2,284	2,477
Europe**	6,874	–
	11,892	4,857
VNB		
South Africa*	72	62
United States	45	51
Europe**	127	–
	244	113
APE margin		
South Africa*	18%	17%
United States	17%	18%
Europe**	14%	–
	16%	17%
PVNBP margin		
South Africa*	2.6%	2.6%
United States	2.0%	2.1%
Europe**	1.8%	–
	2.1%	2.3%

* Gross of minority interests.
** For the period from 1 February 2006.

The value of new unit trust linked retirement annuities and pension fund asset management business written by the South Africa long-term business, which amounted to £409 million in the year ended 31 December 2006, is excluded as the profits on this business arise in the asset management business. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

The value of new institutional investment platform pensions business written in the United Kingdom, which amounted to £64 million in the year ended 31 December 2006, is excluded as this is more appropriately classified as mutual fund business.

10 Product analysis of new covered business premiums

£m

South Africa	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single	Year ended 31 December 2005 Recurring	Year ended 31 December 2005 Single
Total business	234	1,580	239	1,183
Individual business	203	930	184	795
Savings	55	766	58	635
Protection	74	5	63	6
Annuity	–	157	–	153
Group Schemes	74	2	63	1
Group business	31	650	55	388
Savings	3	494	5	248
Protection	9	1	14	–
Annuity	–	155	–	140
Healthcare	19	–	36	–
Total business*	234	1,580	239	1,183
Individual business	203	930	184	795
Insurance contracts	118	151	101	151
Investment contracts with discretionary participating features	42	23	40	21
Other investment contracts	43	756	43	623
Group business	31	650	55	388
Insurance contracts	28	156	50	140
Investment contracts with discretionary participating features	3	110	5	149
Other investment contracts	–	384	–	99

£m

United States	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single	Year ended 31 December 2005 Recurring	Year ended 31 December 2005 Single
Total business	64	1,977	81	2,086
Fixed deferred annuity	–	81	–	32
Equity indexed annuity	–	1,161	–	1,265
Variable annuity	–	574	–	394
Life	64	–	81	–
Immediate annuity	–	161	–	319
Other (corporate)	–	–	–	76
Total business*	64	1,977	81	2,086
Insurance contracts	64	1,761	81	1,744
Other investment contracts	–	216	–	342

£m

Europe**	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single
Total business	357	5,240
Unit-linked assurance	348	5,219
Life	9	21

* The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the primary financial statements definitions. All categories of business are subject to EEV accounting.

** Gross of minority interests for the period from 1 February 2006.

11 Assumptions

Introduction
The principal assumptions used in the calculation of the value of in-force business and VNB are set out below. The assumptions are best estimate and actively reviewed.

> Both operating profit and VNB are calculated on closing assumptions.
> The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in VNB.
> New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
> VNB has been accumulated to the year end.
> The sensitivity of the embedded value, the value of in-force and VNB to key assumptions are set out in note 12.

Economic assumptions

South Africa	At 31 December 2006	At 31 December 2005
Risk-free rate (10 year Government bond)	**7.9%**	7.6%
Cash return	**5.9%**	5.6%
Equity return	**11.4%**	11.1%
Property return	**9.4%**	9.1%
Expense inflation	**4.9%**	4.6%
Traditional embedded value risk discount rate[1]	**10.8%**	10.8%
Risk-free rate	**7.9%**	7.6%
Risk-margin[2]	**2.0%**	2.3%
Cost of financial options and guarantees[3]	**0.0%**	0.2%
Cost of required capital in excess of statutory minimum[4]	**0.9%**	0.7%

United States	At 31 December 2006	At 31 December 2005
Risk-free rate (10 year Treasury yield)	**4.7%**	4.4%
Expense inflation	**3.0%**	3.0%
New money yield assumed	**5.7%**	5.5%
Net portfolio earned rate	**5.8%**	5.6%
Traditional embedded value risk discount rate[1]	**9.8%**	10.4%
Risk-free rate	**4.7%**	4.4%
Risk-margin[2]	**3.0%**	3.2%
Cost of financial options and guarantees[3]	**1.0%**	1.0%
Cost of required capital in excess of statutory minimum[4]	**1.1%**	1.8%

[1] This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
[2] Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
[3] This is the time-value of financial options and guarantees not allowed for in statutory reserves.
[4] This is the margin for the cost of holding required capital in excess of the statutory minimum.

11 Assumptions continued

Europe	At 31 December 2006
United Kingdom	
Risk-free rate (10 year Government bond)	4.6%
Cash return	3.6%
Equity return	7.5%
Property return	6.1%
Expense inflation	4.3%
Traditional embedded value risk discount rate[1]	7.1%
Risk-free rate	4.6%
Risk-margin[2]	2.1%
Cost of financial options and guarantees[3]	–
Cost of required capital in excess of statutory minimum[4]	0.4%
Sweden	
Risk-free rate (10 year Government bond)	3.8%
Cash return	2.8%
Equity return	6.8%
Property return	5.3%
Expense inflation	3.1%
Traditional embedded value risk discount rate[1]	6.9%
Risk-free rate	3.8%
Risk-margin[2]	3.1%
Cost of financial options and guarantees[3]	–
Cost of required capital in excess of statutory minimum[4]	–
Rest of Europe and Latin America	
Risk-free rate (10 year Government bond)	2.5%-5.5%
Cash return	1.5%-4.5%
Equity return	5.5%-8.5%
Property return	4.0%-7.0%
Expense inflation	1.8%-3.0%
Traditional embedded value risk discount rate[1]	4.0%-7.5%
Risk-free rate	2.5%-5.5%
Risk-margin[2]	1.4%-3.1%
Cost of financial options and guarantees[3]	–
Cost of required capital in excess of statutory minimum[4]	0.0%-3.0%

> The pre-tax investment and economic assumptions are updated every three months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the directors' view of future projected returns in each geography.

> The risk-margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. These risk-margins do not include the risk associated with financial options and guarantees.

> Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected taxation is based on the current tax basis that applies in each country.

> For the South Africa business projected taxation is based on the current tax basis that applies in each country. Full allowance has been made for secondary tax on companies (STC) that may be payable in South Africa. Full account has been taken of the impact of capital gains tax. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. The effective tax rate was 35 per cent, except for the investment return on capital for which the attributed tax was derived from the primary accounts.

> For the United States full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. The effective rate was 33 per cent.

> For the Europe businesses, projected tax is based on the current tax rate that applies in each country. In Sweden, no allowance has been made for additional tax on dividends remitted to the UK. Tax has however been allowed for on dividends to be remitted to the UK from the Isle of Man. The effective tax rates for Nordic, United Kingdom and the rest of Europe were a range of 2 to 28 per cent, 29.8 per cent and a range of 9.1 to 43.1 per cent.

11 Assumptions continued

Risk-margins

The risk-margins were recalibrated as at 31 December 2006. The risk-margin in each geography above the risk-free rates as at 31 December 2006 for the South African, United States and Europe life covered businesses were 2.0, 3.0 and 1.4 to 3.1 per cent respectively.

Compared to the previous recalibration exercise, the recalibration of risk-margins in South Africa and the United States has resulted in reductions of 30 and 20 basis points, respectively, reflecting the changed mix of business and product design of the new business. For South Africa, the reduction in risk-margin is also due to the expected cost of financial options and guarantees being provided for in the liabilities, and due to higher equity market levels, higher interest rates and a lower market consistent equity volatility parameters compared to the previous calibration.

The risk-margins for the risk associated with the time-value of financial options and guarantees and the allowance for required capital in excess of the statutory minimum have been presented separately.

Non-economic assumptions

> The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
> The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 32 per cent of the Group holding company expenses, with 13 per cent allocated to South Africa, 4 per cent allocated to United States and 14 per cent allocated to Europe.
> The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
> No allowance has been made for future productivity improvements in the expense assumptions.
> Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or VNB.

Required capital

> For the South Africa business, the required capital is calculated for each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business. The capital requirement, based on the discounted value of the maximum shareholder support required, is determined using a conditional tail expectation at the 97.5 percentile level (the December 2005 calculation was based on the 99th worst percentile case: these are equivalent). The required capital is invested in local equities, local cash and international cash. The asset allocation as at 31 December 2006 is 60, 33 and 7 per cent respectively.
> The required capital of Old Mutual International, based in Guernsey, is set at the greater of 1 per cent of funds under management and £10 million, a level considered by the directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.
> For the United States business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200 to 300 per cent and average 284 per cent as at 31 December 2006. The required capital for OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the level of capital considered by management appropriate to manage the business, which is calculated as 125 per cent of United States RBC calculated on local reserves, subject to a minimum of local statutory requirements. The required capital for the United States business is invested in fixed interest assets.
> For the Europe businesses the required capital reflects the level of capital considered by management appropriate to manage the business, allowing for local minimum statutory requirements. In certain regions, for example Nordic, statutory capital is partially covered by the deferred acquisition costs which are implicitly included in the value of in-force business rather than the adjusted net worth. The required capital is invested in short and medium-term fixed interest assets.

Financial options and guarantees

South Africa

> The time-value of the financial options and guarantees included in the statutory reserves in the Africa businesses have been valued using a random walk, log-normal "real world" stochastic asset model that is in keeping with the applicable professional guidance notes issued by ASSA. The time-value reserves relate mainly to the guarantees detailed below:

11 Assumptions continued

Financial options and guarantees continued
South Africa continued
Individual business:
- A closed block of unit-linked type and with-profit business has an underlying minimum growth rate guarantee (4.28 per cent per annum for life and endowment business and 4.78 per cent per annum for retirement annuity business) applicable when calculating death, disability and maturity claims.
- A small block of with-profits business guarantees minimum values to the policyholder at a point in time, generally five years from inception. If the guarantee is not exercised, another guarantee may be set.
- A small block of with-profits savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25 per cent per annum investment return.
- Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity.
- In addition, with-profits business has vested bonus guarantees at certain future dates which operate in conjunction with the options and guarantees set out above.

Group business:
- There is a significant pre-retirement savings with-profits portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.
- A significant with-profits annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

Key assumptions:
- The mean returns and volatilities of the asset classes incorporated in the stochastic asset model are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

	Mean*		**Standard deviation****	
	31 December 2006	31 December 2005	**31 December 2006**	31 December 2005
Equity	**11.4%**	13.8%	**22%**	22%
Property	**9.8%**	10.3%	**15%**	15%
Fixed interest (20 year)	**7.9%**	8.5%	**13%**	13%
Cash	**6.0%**	5.6%	**3%**	3%

* Means have been calculated using the weighted arithmetic average across all scenarios. The arithmetic means equivalent to the geometric means that were quoted in the December 2005 Annual Report and Accounts are shown for 2005 in the table above.
** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

- As at 31 December 2006 the investment guarantee reserves held as part of the value of liabilities, which included allowance for reasonable management actions and a realistic take-up rate on guaranteed annuity options, were sufficient to cover the time-value of options and guarantees. There is therefore no separate cost deduction from the value of in-force business. In practice, at this year end, the reserves held were demonstrated to be consistent with the value that would be obtained using the model above.

United States
- The time-value of financial options and guarantees in the United States businesses are valued using a proprietary economic scenario generator. A "real world" stochastic model has been used with the initial position of the yield curve calibrated to 17 US$ denominated index-linked government bond prices. Interest rate scenarios are floored at zero per cent and capped at 30 per cent.
- Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.
- Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of zero per cent therefore vests annually.
- The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.
- Notwithstanding the comments above regarding the vesting of credited interest, deferred annuities are subject to surrender charges as specified in the contracts.
- The universal life policies specify a minimum crediting rate to accumulate account balances.
- All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1 per cent per annum will continue into the future, and are therefore insignificant.
- Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.

11 Assumptions continued

Financial options and guarantees continued

United States continued

> The mean returns and volatilities of treasuries along the yield curve are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with long-term historical patterns. The interest rate scenarios generated by the model range from zero to 30 per cent.

Treasuries	Mean interest rate*		Standard deviation***	
	31 December 2006	31 December 2005**	**31 December 2006**	31 December 2005
6 months	**4.7%**	4.7%	**4.3%**	2.8%
1 year	**4.7%**	5.0%	**4.3%**	2.8%
5 year	**4.9%**	5.5%	**4.1%**	2.5%
10 year	**5.1%**	5.8%	**3.9%**	2.4%
20 year	**5.3%**	6.0%	**3.0%**	2.3%

* The means are calculated using the unweighted arithmetic average return across all scenarios.

** Equivalent arithmetic means to the geometric means quoted in the December 2005 Annual Report and Accounts.

*** Standard deviations can be calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

Europe

> While certain products within the Europe businesses provide financial options and guarantees, these are immaterial due to the predominantly unit-linked nature of the business except in the Nordic region where the value of certain financial options and guarantees have been taken in the opening fair value adjustments.

12 Sensitivity tests

The tables below for South Africa, United States and Europe show the sensitivity of the embedded value and value of in-force at 31 December 2006 and VNB for the year ended 31 December 2006 to changes in key assumptions. All calculations include the impact on the time-value reserves necessary for policyholder financial options and guarantees. For each sensitivity illustrated, all other assumptions have been left unchanged.

The sensitivity showing the impact of one per cent increase in the yield on equities/property (as a change in the equity/property risk premium) is not given below as a bottom-up market consistent approach has been adopted for calibrating discount rates.

	31 December 2006		£m
South Africa	Embedded value	Value of in-force business	VNB
Central assumptions	2,628	1,203	72
Effect of:			
Central discount rate increasing by 1 per cent	2,461	1,036	60
Required capital equal to the minimum statutory requirement	2,680	1,255	76
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,562	1,137	66
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,699	1,274	79
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,764	1,254	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,492	1,153	–
Voluntary discontinuance rates decreasing by 10 per cent	2,668	1,243	82
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,698	1,273	78
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,682	1,257	79
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges**	2,618	1,193	71
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	67

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.
** No impact on with-profit annuities as the mortality risk is borne by policyholders.

	31 December 2006		£m
United States	Embedded value	Value of in-force business	VNB
Central assumptions	1,144	690	45
Effect of:			
Central discount rate increasing by 1 per cent	1,089	635	33
Required capital equal to the minimum statutory requirement	1,188	735	54
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,085	631	32
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,210	757	60
Contraction of corporate bond spreads of 10 basis points	1,125	671	–
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,147	693	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,141	688	–
Voluntary discontinuance rates decreasing by 10 per cent	1,208	754	56
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	1,156	703	48
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	1,162	708	46
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	1,132	679	45
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	42

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.

12 Sensitivity tests continued

Europe	31 December 2006 Embedded** value	Value of** in-force business	£m VNB***
Central assumptions	2,681	2,279	137
Effect of:			
Central discount rate increasing by 1 per cent	2,515	2,113	111
Required capital equal to the minimum statutory requirement	2,695	2,294	140
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,612	2,214	123
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,758	2,353	153
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,720	2,318	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,641	2,240	–
Exchange rates – impact of a 10 per cent depreciation of the Euro against Pounds Sterling	2,630	2,238	–
Exchange rates – impact of a 10 per cent depreciation of the Swedish Krona against Pounds Sterling	2,597	2,199	–
Voluntary discontinuance rates decreasing by 10 per cent	2,771	2,369	160
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,728	2,326	145
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,702	2,300	139
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	2,680	2,278	138
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	124

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.
** The embedded value and value of the in-force business is net of minority interests.
*** VNB is gross of minority interests for the year ended 31 December 2006.

The Annual General Meeting of Old Mutual plc (the Company) will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Thursday, 24 May 2007 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and audited financial statements of the Group for the year ended 31 December 2006.

2 To declare a final dividend of 4.15p per ordinary share.

3 (i) To elect Mr J C Nicholls as a director of the Company
(ii) To elect Mr B Nqwababa as a director of the Company
(iii) To elect Mr L H Otterbeck as a director of the Company
(iv) To re-elect Mr C D Collins as a director of the Company
(v) To re-elect Mr J V F Roberts as a director of the Company.

4 To re-appoint KPMG Audit Plc as auditors to the Company.

5 To authorise the Group Audit and Risk Committee to settle the remuneration of the auditors.

As special business, to consider and, if thought fit, pass the following resolutions, those numbered 6, 7 and 8 as Ordinary Resolutions and those numbered 9, 10 and 11 as Special Resolutions:

Ordinary Resolutions

6 To approve the Remuneration Report in the Company's report and accounts for the year ended 31 December 2006.

7 To approve proposals arising from closure of the Company's Unclaimed Shares Trusts.

8 That, pursuant to section 80 of the Companies Act 1985, and in substitution for the authority granted under that section at the Annual General Meeting of the Company held on 10 May 2006, the directors be and they are hereby authorised generally and unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £55,009,000 provided that:

(i) this authority shall expire at the end of the next Annual General Meeting of the Company; and

(ii) the Company may before such expiry make one or more offers or agreements that would or might require securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority hereby conferred had not expired.

Special Resolutions

9 That, subject to the passing of the immediately preceding resolution, the directors be and they are hereby authorised to allot equity securities, within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £27,504,000 for cash and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment. This authority shall expire at the end of the next Annual General Meeting of the Company, save that the Company may before such expiry make one or more offers or agreements that would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

10 That the Company be and is hereby authorised in accordance with section 166 of the Companies Act 1985 to purchase Ordinary Shares of 10p each in the Company (Ordinary Shares) by way of market purchase (as defined in section 163(3) of the Companies Act 1985) upon and subject to the following conditions:

(i) the maximum number of such Ordinary Shares that may be purchased pursuant to this authority (when aggregated with any purchases made pursuant to any of the contingent purchase contracts referred to in Resolution 11 below) shall be 550,090,000;

(ii) the minimum price that may be paid for any Ordinary Share is 10p and the maximum price (exclusive of expenses) that may be paid for such Ordinary Share is not more than 5% above the average of the middle market values taken from the London Stock Exchange Daily Official List for the five business days before the date on which such Ordinary Share is contracted to be purchased;

(iii) such authority shall continue for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2008, whichever is the earlier), provided that any contract for the purchase of any such Ordinary Shares that is concluded before the expiry of the said authority may be executed wholly or partly after the said authority expires; and

(iv) all Ordinary Shares purchased pursuant to the said authority shall either:
(a) be cancelled immediately upon completion of the purchase; or
(b) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

11 That the following contingent purchase contracts, in the respective forms produced to the meeting (or with any non-material amendments thereto that the directors may consider to be necessary or desirable), each be and is hereby approved in accordance with section 164 of the Companies Act 1985 and that the Company be and is hereby authorised to make off-market purchases of its shares pursuant to each such contract for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2008, whichever is the earlier):

(i) contract between the Company and Merrill Lynch South Africa (Pty) Limited relating to Ordinary Shares of 10p each in the Company (Ordinary Shares) traded on the JSE Limited, pursuant to which the Company may make off-market purchases from Merrill Lynch South Africa (Pty) Limited of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(ii) contract between the Company and Deutsche Securities relating to Ordinary Shares traded on the JSE Limited pursuant to which the Company may make off-market purchases from Deutsche Securities of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(iii) contract between the Company and Stockbrokers Malawi Limited relating to Ordinary Shares traded on the Malawi Stock Exchange, pursuant to which the Company may make off-market purchases from Stockbrokers Malawi Limited of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(iv) contract between the Company and Investment House Namibia (Pty) Limited relating to Ordinary Shares traded on the Namibian Stock Exchange, pursuant to which the Company may make off-market purchases from Investment House Namibia (Pty) Limited of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(v) contract between the Company and Merrill Lynch International relating to Ordinary Shares traded on the Stockholm Stock Exchange, pursuant to which the Company may make off-market purchases from Merrill Lynch International of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(vi) contract between the Company and Deutsche Securities relating to Ordinary Shares traded on the Stockholm Stock Exchange, pursuant to which the Company may make off-market purchases from Deutsche Securities of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11);

(vii) contract between the Company and Imara Edwards Securities (Private) Limited relating to Ordinary Shares traded on the Zimbabwe Stock Exchange, pursuant to which the Company may make off-market purchases from Imara Edwards Securities (Private) Limited of up to a maximum of 550,090,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 10 above or any of the other contingent purchase contracts referred to in this Resolution 11).

By order of the Board

Martin C Murray
Group Company Secretary
26 February 2007

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Notes:

1 A member of the Company entitled to attend and vote at the meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Pty) Limited, Old Mutual (Namibia) Nominees (Pty) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively). Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE other than through Old Mutual Nominees may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

CREST members who wish to appoint a proxy or proxies for the meeting and any adjournment(s) of the meeting may do so by using the procedures in the CREST manual. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

Beneficial holders of shares through the Swedish nominee, VPC AB, may provide VPC with voting instructions or may apply for a letter of representation from the registered shareholder to enable them to attend the meeting in person. The Company has appointed WM-data of Box 47104, 100 74 Stockholm as its proxy handling agent in Sweden for the purpose of the meeting.

[2] Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 22 May 2007 will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

[3] To be effective, the form of proxy or, as the case may be, the voting instruction form and any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the form of proxy or voting instruction form or by the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 22 May 2007. If no return address is specified on the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Pty) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of the meeting.

For beneficial shareholders who hold their shares through the Swedish nominee, VPC AB, it is recommended that you submit your voting instructions to WM-data so as to arrive by close of business on 18 May 2007 in order to assist matching of records with data relating to underlying beneficial shareholdings.

The message appointing or instructing a proxy making use of the CREST service must be transmitted so as to be received by Computershare [ID 3RA50] not later than 48 hours before the time fixed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available any special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

[4] The completion and return of a form of proxy or voting instruction form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

[5] The forms of proxy and voting instruction forms include a "Vote Withheld" option against each resolution, which enables a member to abstain on that resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" that resolution.

Documents available for inspection

Copies of the directors' service contracts, the register of directors' interests and the contingent purchase contracts referred to in Resolution 11 are available for inspection at the registered office of the Company in London during normal business hours on each business day from the date of this notice until the Annual General Meeting and in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG from at least 15 minutes prior to the Annual General Meeting until the conclusion of that meeting. These documents will also all be available in the AGM section of the Company's website until the conclusion of that meeting.

Annual General Meeting – Explanatory notes

There are a number of items of special business included in the agenda for our AGM. The directors recommend that you vote in favour of all of the items of business at the AGM, as they intend to do in respect of their personal shareholdings in the Company. These explanatory notes provide further details of the resolutions to be considered at the AGM.

Annual General Meeting 2007

Resolution 2 – Dividend

A final dividend of 4.15p per Ordinary Share is recommended by the Board. Subject to the dividend being approved at the Annual General Meeting, it is expected that the relevant subsidiaries of the Company will declare to the trustees of the dividend access trusts, which have been established in each of South Africa, Zimbabwe, Namibia and Malawi, an equivalent amount of dividend in relation to the estimated number of shares on those territories' respective registers in the respective local currencies of those territories (by reference to the exchange rates prevailing at the close of business on 19 April 2007, as determined by the Company).

Shareholders on the branch registers (or, in the case of Namibia, the relevant section of the principal register) in those territories will then receive their dividend, in accordance with the provisions of the Company's Articles of Association, from the dividend access trust concerned, rather than from the Company.

In relation to shareholders who hold their shares in the Company through the Swedish nominee, VPC AB, the Kronor equivalent of the Sterling dividend will also be fixed by reference to the exchange rate prevailing at the close of business on 19 April 2007, as determined by the Company.

The equivalent amounts of the recommended dividend in each of the five other currencies will be notified by the Company to each of the stock exchanges on which the Company's shares are listed on 20 April 2007.

Subject to being approved by shareholders, the final dividend will be paid to holders on the register at the close of business on the record date (11 May 2007), with payment being made on 31 May 2007.

Resolutions 3 (i) to (v) – Election and re-election of directors
Mr Nicholls and Mr Otterbeck, who have been appointed as directors since the last Annual General Meeting, and Mr B Nqwababa, who has been appointed to the Board with effect from 1 April 2007, will automatically retire in accordance with Article 94 of the Company's Articles of Association and will seek election at the meeting.

Mr Collins and Mr Roberts retire by rotation in accordance with Articles 95 and 96 of the Company's Articles of Association and will seek re-election at the meeting. Mr Marks will retire at the meeting and not seek re-election.

Biographical details of each of the directors who is standing for election or re-election accompany their photographs on pages 44 and 45 of this Report.

Each of the retiring non-executive directors who is standing for election is considered by the Board to be independent in character and free from any business or other relationship that could interfere with the exercise of his objective, unfettered and independent judgement. The Nomination Committee of the Company has also conducted an assessment of the performance of each of the retiring candidates and has reviewed the skills, knowledge, experience and diversity represented on the Board. Having received the results of that assessment and review, the Board recommends to shareholders the election or re-election of each of the retiring directors referred to in Resolutions 3 (i) to (v).

The election or re-election of directors is considered a significant matter, and approval of the elections and re-elections will therefore be carried out by separate ordinary resolutions.

Subject to his being elected, Mr Nqwababa's appointment is expected to last for an initial term of three years from his date of appointment (i.e. until 1 April 2010) and will then be considered for renewal. Details of Mr Otterbeck's and Mr Collins' engagement terms and of Mr Nicholls' and Mr Roberts' service agreements are contained in the Remuneration Report.

Resolutions 4 and 5 – Auditors
KPMG Audit Plc has indicated its willingness to continue in office and Resolution 4 proposes the re-appointment of that firm as the Company's auditors. Resolution 5 proposes that the Group Audit and Risk Committee should be authorised to determine the auditors' remuneration.

Resolution 6 – Approval of the Remuneration Report
In accordance with the directors' Remuneration Report Regulations 2002, an advisory resolution will be proposed to approve the Remuneration Report on pages 60 to 69 of the Annual Report. A Summary of the Remuneration Report is also contained in the Company's Annual Review and Summary Financial Statements. The Remuneration Report includes details of the members of the Remuneration Committee and the Company's policy on directors' remuneration, and describes the remuneration arrangements in place for the executive directors and non-executive directors. The full version of the Remuneration Report can also be accessed on the Company's website.

Resolution 6 is of an advisory nature only, and failure to pass the Resolution will therefore not have any legal consequences relating to existing arrangements. However, the Board will take the outcome of the vote into consideration when considering the Company's remuneration policy.

Resolution 7 – Approval of proposals arising from closure of the Company's Unclaimed Shares Trusts
The Unclaimed Shares Trusts were orginally established in South Africa, Namibia, Zimbabwe, Malawi and Bermuda upon demutualisation of the South African Mutual Life Assurance Society in 1999. They were put in place to hold shares in the Company and certain other related benefits that had arisen on demutualisation for the persons entitled thereto as qualifying policyholders of the Society. When the original Unclaimed Shares Trusts expired in 2004, shareholder approval was obtained and endorsed through a Scheme of Arrangement approved by the UK High Court for the Company to extend the Unclaimed Shares Trust arrangements for a further period or periods of up to five years. The Company decided to establish successor Unclaimed Shares Trusts (the Trusts) for an initial extension period of approximately two years, which expired on 31 August 2006. During 2006, the Board decided not to create further successor Trusts, but instead to deal with the residual assets in accordance with the proposals now submitted to shareholders for approval.

In accordance with the deeds that established the Trusts, the Trustees of the respective Trusts will be disposing, over the coming months, by sale or transfer to the Company's local Foundation, as agreed with the Company, of the remaining 59.4 million shares in the Company held by the Trusts. Out of the remaining 59.4 million shares, approximately 53.9 million relate to the Trust in South Africa, 3.4 million to Zimbabwe, 1.5 million to Namibia and 0.6 million to Malawi. The 168,600 shares left in the Bermuda Trust have already been sold.

Subject to approval by the Company's shareholders under Resolution 7, the Company intends to use these proceeds, estimated at £100 million (R1.4 billion), in proportion to the jurisdiction from which they arose, as follows:

- approximately £31 million (R430 million) will be set aside effectively to extend the claims period of unconfirmed eligible policyholders until 31 August 2009. Under these arrangements, any future claims that would have been valid if submitted prior to 1 September 2006 will be settled by means of a cash payment based on the closing share price on 31 August 2006 in the Trust jurisdiction concerned (other than Zimbabwe, where an adjustment will be made at the discretion of Old Mutual Zimbabwe for the effects of local inflation). The Board will decide during the first half of 2009 whether to allow any further extension of the claims period, but does not currently anticipate doing so, as by then the period for claims to be submitted will have lasted for more than ten years;
- a total of approximately £48 million (R670 million), less any potential taxes arising from the disposal of the shares, will be used either directly or via donation to the Old Mutual Foundations to fund good causes in the jurisdiction of the Trust concerned. The focus of the good causes to be selected will be projects that the Company believes will help to generate sustainable economic benefit in the countries concerned; and
- a total of approximately £21 million (R300 million) will be used to enhance the benefits of specific small policyholders of the Group's life businesses in South Africa and Namibia.

Resolutions 8 and 9 – Authority to allot shares
In accordance with section 80 of the UK Companies Act 1985 (the Companies Act), it is proposed to renew the authority for the directors to allot relevant securities up to an amount not exceeding 10% (rounded down to the nearest £1,000 nominal) of the current issued ordinary share capital at 23 February 2007 without having to obtain prior approval from shareholders.

In accordance with section 95 of the Companies Act, it is proposed to renew the authority of the directors to allot equity securities for cash without first being required to offer such securities *pro rata* to existing shareholders in accordance with the provisions of the Companies Act. This authority relates to up to 275,040,000 ordinary shares, being 5% (rounded down to the nearest £1,000 nominal) of the issued ordinary share capital of the Company at 23 February 2007.

Resolutions 10 and 11 – Purchase of own shares
We are proposing that the existing authorities for the Company to buy back its shares should be renewed for a further year. The equivalent authorities approved by shareholders at last year's meeting were not activated during 2006, but they do provide the Company with desirable flexibility in its capital management. Approval is sought in Resolution 11 for seven contingent purchase contracts with the respective named counterparties relating to potential purchases of the Company's shares on the five overseas stock exchanges where the Company has a secondary listing. These contracts are intended to enable the Company to buy back its shares on these exchanges in similar fashion and subject to the same overall limit on quantum as on-market purchases on the London Stock Exchange.

The authorities sought are subject to a limit of 10% of the Company's issued ordinary share capital at 23 February 2007 (rounded down to the nearest £1,000 nominal).

The purchase price for any shares cannot be more than 5% above the average of: (i) for on-market purchases the middle market quotations taken from the London Stock Exchange Daily Official List or (ii) for purchases under any of the contingent purchase contracts, the closing quotations in local currency terms as reported by the local stock exchange concerned, in each case for the five business days preceding such purchase. Any shares purchased under the authority granted by Resolution 10 or pursuant to any of the contingent purchase contracts to be approved under Resolution 11 will either be cancelled or may be held as treasury shares (see the following paragraph).

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies may now retain any of their own shares that they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them. If the Company were to purchase any of its own shares pursuant to the authorities sought in Resolutions 10 and 11, it would consider holding them as treasury stock, provided that the number did not at any one time exceed 10% of Old Mutual plc's issued share capital. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The authorities under Resolutions 10 and 11, if approved, will only be exercised if market conditions make it advantageous for the Company to do so and the Board considers this to be in the best interests of shareholders generally.

Listings and share analysis

The Company's shares are listed on the London, Malawi, Namibian, Stockholm and Zimbabwe Stock Exchanges and on the JSE Limited (the JSE). The primary listing is on the London Stock Exchange and the other listings are all secondary listings. Listing on the Stockholm Stock Exchange began on 2 February 2006. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded as having traded on the two main markets on which they were listed during 2006 and 2005 were as follows:

		2006		2005
	High	Low	High	Low
London Stock Exchange	**205.75p**	**150.75p**	165.25p	115.0p
JSE	**R25.57**	**R18.09**	R18.65	R13.90

At 31 December 2006, the geographical analysis and shareholder profile of the Company's share register were as follows:

Register	Total shares	% of whole	Number of holders
UK	3,740,516,944	68.00	12,842
South Africa	1,652,579,341	30.04	31,293[1]
Zimbabwe	84,473,136	1.53	29,148[1]
Namibia	17,515,131	0.32	616[1]
Malawi	5,810,956	0.11	5,079[1]
Total	**5,500,895,508**	**100**	**78,978**

Register	Total shares	% of whole	Number of holders
1-1,000	23,965,715	0.44	65,755
1,001-10,000	30,509,386	0.55	11,227
10,001-100,000	35,128,175	0.64	1,109
100,001-250,000	36,320,979	0.66	226
250,001+	5,374,971,253	97.71	661
Total	**5,500,895,508**	**100**	**78,978**

Note:

[1] The registered shareholdings on the South African branch register included PLC Nominees (Pty) Limited, which held a total of 1,618,868,441 shares, including 398,957,853 shares held for the Company's sponsored nominee, Old Mutual (South Africa) Nominees (Pty) Limited, for the benefit of 489,434 underlying beneficial owners. The registered shareholdings on the Zimbabwe branch register included Old Mutual Zimbabwe Nominees (Ptv) Limited, which held a total of 787,900 shares as nominee for 3,541 underlying beneficial owners. The registered shareholdings on the Namibian section of the principal register included Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 5,365,023 shares as nominee for 7,706 underlying beneficial owners. The registered shareholdings on the Malawi branch register included Old Mutual (Blantyre) Nominees Limited, which held a total of 43,200 shares as nominee for 145 underlying beneficial owners.

Registrars
The Company's share register is administered by Computershare Investor Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

UK
Computershare Investor Services PLC
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
(PO Box 82, Bristol BS99 7NH)
Tel: +44 (0)870 707 1212
email: web.queries@computershare.co.uk

South Africa
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Tel: 0861 100 940 or +27 (0)11 870 8211

Sweden
VPC AB
Box 7822
SE-103 97 Stockholm
Tel: +46 8 402 9000

Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street and
Kwame Nkrumah Avenue, Harare
(PO Box 2208, Harare)
Tel: +263 (0)4 758393/750711
email: corpserve@corpserve.co.zw

Namibia
Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12,Windhoek
(PO Box 2401, Windhoek)
Tel: +264 (0)61 227 647

Malawi
Trust Finance Limited
Delamere House
Ground Floor
P.O. Box 1396
Blantyre
Malawi
Tel: +265 1 823 245
Fax: +265 1 824 494
email: trust@trust.co.mw

Computershare share dealing services
The Company's South African Registrars, Computershare Investor Services, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the principal register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 100 940 (a South African number) between 8.00 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee is payable based on the value of the shares sold.

Internet share dealing: This service provides shareholders with a facility to buy or sell Old Mutual plc ordinary shares on the London Stock Exchange. The commission for deals through the internet is 0.5%, subject to a minimum charge of £15. In addition, stamp duty, currently 0.5%, is payable on purchases. There is no need to open an account in order to deal. Real-time dealing is available during market hours. Orders may also be placed outside market hours. Up to 90-day limit orders are available for sales. To access the service, log on to www.computershare.com/dealing/uk. Shareholders should have their Shareholder Reference Number (SRN) available for the purposes of sales. The SRN appears on share certificates. A bank debit card will be required for purchases. At present, this service is only available to shareholders in certain European jurisdictions. Computershare's website contains an up-to-date list of these countries.

Telephone share dealing: The commission for deals through Computershare's telephone share dealing service is 1%, subject to a minimum charge of £15. In addition stamp duty, currently 0.5%, is payable on purchases. The service is available from 8.00 a.m. to 4.30 p.m. Monday to Friday, excluding bank holidays, on telephone number 0870 703 0084. Shareholders should have their Shareholder Reference Number (SRN) ready when calling about sales. The SRN appears on share certificates. A bank debit card will be required for purchases. Detailed terms and conditions are available on request by telephoning 0870 873 5836. At present, this service is only available to shareholders resident in the UK and Ireland.

These services are offered on an execution-only basis and subject to the applicable terms and conditions. This is not a recommendation to buy, sell or hold shares in Old Mutual plc. Shareholders who are unsure of what action to take should obtain independent financial advice. Share values may go down as well as up, which may result in a shareholder receiving less than he/she originally invested.

To the extent that this statement is a financial promotion for the share dealing service provided by Computershare Investor Services PLC, it has been approved by Computershare Investor Services PLC for the purpose of Section 21(2)(b) of the Financial Services and Markets Act 2000 only. Computershare Investor Services PLC is authorised and regulated by the Financial Services Authority. Where this has been received in a country where the provision of such a service would be contrary to local laws or regulations, this should be treated as information only.

Unclaimed demutualisation benefits
Policyholders of the South African Mutual Life Assurance Society (the Society) who qualified for free shares in the Company when the Society demutualised in May 1999, but who did not claim their shares by the closure date of the Unclaimed Shares Trusts (31 August 2006), should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on +27 (0)21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays. The Company has indicated that it will continue until 31 August 2009 to settle valid claims to demutualisation benefits on an ex-gratia basis by reference to the cash value at 31 August 2006 of the shares to which the policyholder would have been entitled. Further details of this are set out in the Explanatory Notes relating to Resolution 7 accompanying the Notice of Annual General Meeting.

STRATE

Since January 2002, all transactions in the Company's shares on the JSE have been required to be settled electronically through STRATE, and share certificates are no longer good for delivery in respect of such transactions.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of STRATE. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of STRATE on their holdings in the Company should contact Computershare Investor Services in Johannesburg on +27 (0)861 10 0933.

Checking your holding online

An online service is situated at the Investor Centre option within the website address *www.computershare.com* which gives shareholders access to their account to confirm registered details, to give or amend dividend mandate instructions, and to obtain a current shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by email.

Financial calendar

The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend (Malawi, Namibia, South Africa, Stockholm (VPC) and Zimbabwe)	19 April 2007
Announcement of currency equivalents of the final dividend	20 April 2007
Ex-dividend date in Malawi, Namibia, South Africa and Zimbabwe	opening of business on 7 May 2007
Ex-dividend date on the London and Stockholm Stock Exchanges	opening of business on 9 May 2007
Record date for the final dividend	close of business on 11 May 2007
Annual General Meeting and first quarter results	24 May 2007
Final dividend payment date	31 May 2007
Interim results	August 2007
Third quarter results	November 2007
Interim dividend payment date	30 November 2007
Final results for 2007	February 2008

Note:

No dematerialisation or rematerialisation within STRATE and no transfers between registers may take place in the period 7 to 11 May 2007, both dates inclusive.

Rule 144A ADRs

The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2006, none of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA.

Websites

Further information on the Company can be found at the following websites:
www.oldmutual.com
www.oldmutual.co.za

Electronic communications/electronic proxy appointment

If you would like to receive future communications from the Company by email, please log on to our website, *www.oldmutual.com*, select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also printed on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you.

You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force until you contact the Company's Registrars (via the online address set out earlier in this section of the Report or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

Electronic proxy appointment is available for this year's Annual General Meeting. This enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

Designed and produced by **CollegeDesign** www.collegedesign.com

This report has been printed by Royle Corporate Print. Under the framework of ISO 14001 a structured approach is taken by that firm to measure, improve and audit its environmental status on an ongoing basis. The main environmental areas targeted for continual reduction arise from the use of solvents, energy consumption and waste generation.

The covers and the front section of this report are printed on paper consisting of up to 50% recycled fibre.

The paper used in both the front and back sections is made in ISO 14001 accredited mills using totally chlorine-free (TCF) pulp sourced from sustainable forests.

Press releases for the period up to and including 31 March 2007

Date of Announcement	Subject
6 October 2006	Interim Dividend Currency Conversion Announcement
20 October 2006	Director's resignation
15 November 2006	Lars Otterbeck Announcement
27 November 2006	Q3 Results
28 November 2006	Director's Departure Announcement
11 December 2006	Namibian BEE Announcement
12 January 2007	Appointment of New Head of Risk And Compliance
26 February 2007	Announcement about non-executive directors
26 February 2007	Preliminary Results of Old Mutual plc for the year ended 31 December 2006
29 March 2007	Annual Report 2006 of Old Mutual plc

Interim Dividend 2006 (No. 14)
Currency Conversion

In its interim results announcement for the six months ended 30 June 2006 published on 14 September 2006 Old Mutual plc (the "Company") announced an interim dividend of 2.1p per share or its equivalent in other currencies of payment, using exchange rates prevailing on 5 October 2006. The Company also announced that shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register would be paid the local currency equivalents of the dividend under dividend access trust arrangements established in each country and those shareholders who held their shares through VPC AB, the Swedish nominee, would be paid the equivalent of the dividend in Swedish Kronor. The local currency equivalents of the dividend have now been established and are as follows:

South Africa	30.78	South African cents per share
Malawi	5.396	Malawi Kwacha per share
Namibia	30.78	Namibian cents per share
Zimbabwe	9.864	Zimbabwean dollars per share
Sweden	0.288	Swedish Kronor per share

The interim dividend will be paid on 30 November 2006.

The record date for this dividend payment is the close of business on Friday, 20 October 2006 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Limited ("JSE") and other African Exchanges will be Friday, 13 October 2006, whilst the last trade to trade cum-dividend on the London and Stockholm Stock Exchanges will be Tuesday, 17 October 2006. The shares will trade ex-dividend from the opening of business on Monday, 16 October 2006 on the JSE and the other African Exchanges and from the opening of business on Wednesday, 18 October 2006 on the London and Stockholm Stock Exchanges.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 16 October and Friday, 20 October 2006, both dates inclusive, and transfers between the registers may not take place during that period.

6 October 2006

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133
Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

RECEIVED
2006 OCT -5 P 12:45

Director's resignation
(Corrected version of announcement made on the 19 October 2006)

Prof. Wiseman Nkuhlu, a non-executive Director of Old Mutual plc, has notified the Company of his resignation from the Board of Old Mutual plc with effect from 31 October 2006 by reason of his potential appointment as Chairman of Kagiso Trust Investments, which is a major shareholder in another South African insurance company listed on the JSE.

Prof. Nkuhlu will also thereupon cease to be a member of the Company's Audit Committee and a director of its South African life business, Old Mutual Life Assurance Company (South Africa) Limited. He has been a Director of the Company since March 2005.

Commenting on Prof. Nkuhlu's resignation, Chris Collins, Chairman of Old Mutual plc, said: "I would like to thank Wiseman for his valuable contribution to the Board over the past eighteen months. He will be greatly missed".

20 October 2006

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord - Media Relations (UK) + 44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay - Media Relations (SA) + 27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com..

NEWS RELEASE

Board Appointment

Old Mutual plc is pleased to announce that Lars Otterbeck has been appointed as an independent non-executive director of the Company with effect from 14 November 2006.

Mr Otterbeck, 64, is currently a non-executive director of Old Mutual's subsidiary, Försäkringsaktiebolaget Skandia (publ) ('Skandia'). He also chairs Skandia's Audit Committee.

Mr Otterbeck's external roles include Chairman of Hakon Invest AB and non executive director of AB Lindex, both listed on the Stockholm Stock Exchange. He is Chairman of the SSE-MBA Foundation at the Stockholm School of Economics; Vice Chairman of the Centre for Banking and Finance at the Royal Institute of Technology; Chairman of Naringslivets Borskommittee (Industry and Commerce Stock Exchange Committee) and Vice Chairman of the Swedish Corporate Governance Board.

Commenting on his appointment, Chris Collins, Chairman of Old Mutual plc, said:

"We are pleased to add a Swedish director to our Board following the acquisition of Skandia. Lars brings considerable experience as a director of Skandia and as a prominent member of the Swedish business community. We look forward to working with him."

15 November 2006

For further information about Old Mutual plc, visit www.oldmutual.com.

ENQUIRIES:

Old Mutual plc

Malcolm Bell - Investor Relations (UK)	+ 44 (0) 20 7002 7166
Miranda Bellord - Media Relations (UK)	+ 44 (0) 20 7002 7133
Deward Serfontein - Investor Relations (SA)	+ 27 (0) 21 509 8709
Nad Pillay - Media Relations (SA)	+ 27 (0) 21 504 8026

College Hill

Tony Friend	+ 44 (0) 20 7457 2020
Gareth David	+ 44 (0) 20 7457 2020

Old Mutual plc

Results for the nine months ended 30 September 2006

Highlights

- Adjusted operating profit* (IFRS** basis): £1,058 million, R12,676 million
- Profit for the period attributable to equity holders: £506 million, R6,062 million
- Adjusted operating earnings per share* (IFRS basis): 11.5p, 137.8c
- Basic earnings per share: 10.4p, 124.6c
- Adjusted embedded value per share (EV basis): 140.7p, R20.44 at 30 September 2006 (30 June 2006: 143.2p, R18.95)
- Total life assurance sales, on an Annual Premium Equivalent (APE) basis: £1,152 million, an increase of 7% (30 September 2005: £1,075 million)
- Total unit trust sales: £5,215 million, an increase of 60% (30 September 2005: £3,258 million)
- Net client cash flow: £14.7 billion
- Funds under management: £222 billion (30 June 2006: £218 billion), an increase of 1.8%, R3,218 billion (30 June 2006: R2,891 billion)

Commenting on the results, Jim Sutcliffe, Chief Executive, said:

"We made steady progress in the third quarter, driven by strong sales and net cash flows from an increasingly international spread of businesses. Skandia is on track to deliver its targets for 2008. We are confident that we will continue to increase our client base and assets under management, the foundations for our future growth."

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Group Finance Director's Review, the following definitions apply:

* For long-term assurance and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities. Adjusted operating earnings per ordinary share are calculated on the same basis as adjusted operating profit, but are stated after tax and minority interests and exclude income attributable to Black Economic Empowerment Trusts. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment Trusts.

** The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards as set out in the basis of preparation note on page 36 of this document

Results for the nine months ended 30 September 2006

Enquiries:

Old Mutual plc UK

Media:	
Katie Bell (UK)	Tel: +44 (0) 20 7002 7163
Nad Pillay (SA)	Tel: +27 (0) 21 504 8026
Investors:	
Malcolm Bell (UK)	Tel: +44 (0) 20 7002 7166
Deward Serfontein (SA)	Tel: +27 (0) 21 509 8709
College Hill (UK):	
Tony Friend	Tel: +44 (0) 20 7457 2020
Gareth David	

Notes to Editors:

Jim Sutcliffe, Chief Executive, will host a conference call for analysts and investors at 9.00 a.m. (UK time), 10.00 a.m. (CET) and 11.00 a.m. (SA time) today. The call will include a brief overview of the results and an opportunity to ask questions. Analysts and investors who wish to participate in the conference call should dial the following toll-free numbers:

UK participants:	0800 953 1444
Swedish participants:	0200 895 350
SA participants:	0800 994 090

International dial-in (not toll-free): + 44 (0) 1452 542 300

The full 2006 third-quarter results release, together with the Financial Disclosure Supplement, can be found on the Company's website at www.oldmutual.com.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

28 November 2006

Old Mutual's sales (life up 7%, unit trusts up 60%) and net client cash flows (£14.7 billion) have been strong in the first 9 months of 2006 and our Skandia acquisition continues to run ahead of our expectations.

Funds under management grew strongly and reached £222 billion, which reflects growth of 5% for the year to date for our continuing businesses.

Embedded value per share (140.7p, R20.44 at 30 September 2006) and the value of new business (£167 million for the nine months) are consistent with the results shown at the half-year stage.

The positive impact on IFRS earnings of the underlying growth has been offset by some historical adjustments and currency movements as well as reserve strengthening in the US and margin reductions in our core South African life business. Adjusted IFRS earnings per share (EPS) of 11.5p, 137.8c for the nine months ended 30 September 2006 compared with 8.5p, 96c for the first half of 2006.

South Africa

Old Mutual South Africa (OMSA) has continued to put a great deal of effort into building its retail distribution systems, and was successful in regaining the top spot in the market, although group products and particularly healthcare sales continued to disappoint. Under the new management of Paul Hanratty, we are steadily shifting our business away from the traditional capital-intensive life assurance model to a lower-charge, lower-capital model based on unit trust products, and we are planning to migrate our healthcare business on to a single platform so that it can build economies of scale to compete in the market.

Retail life sales grew by 17% and continued to produce margins within our target range. Despite lower sales of the high-margin group products and distribution costs continuing to exceed our goals, the value of new business for the three quarters increased to R425 million, compared to R252 million for the first two quarters combined. Unit trust sales have grown by 26% year-on-year at R11,453 million for the nine months as this product line benefits from its greater transparency and tax advantages.

Third-quarter net cash flow was lower as investment performance was not as strong, and we lost some large multi-manager mandates. We are introducing a multi-boutique style structure, along the lines of our US operation, to ensure that we are well placed to benefit from industry trends and that our investment performance returns to its long-term strength.

Client funds under management have risen by 13% to R440 billion since the start of the year, benefitting from an expanding South African economy.

Overall earnings were affected by a number of historical adjustments totalling R276 million, together with the cumulative effect of lower margins, lower mortality profits in Group Schemes, the IFRS2 costs of share-based incentives and lower asset management earnings offsetting the strong performance of the JSE.

Nedbank continued on its recovery path. Pleasing growth was shown across all our operating divisions and we have maintained our expense discipline, with Return On Equity (ROE) of 18.6% for the three quarters to 30 September 2006, as shown in its recent results announcement. Nedbank is continuing to invest in its retail banking franchise and has stabilised its market share position in key sectors of the South African banking market. Our confidence in and support of this important subsidiary has now been rewarded with ROE well in excess of the cost of capital, and Nedbank is on track to meet its 2007 commitment of 20% ROE.

Our South African general insurer, Mutual & Federal, has experienced a return to more normal levels of weather-related claims after the unusually benign conditions of 2005, but has maintained its underwriting disciplines against the softer market background, raising gross premiums by 7% and achieving an underwriting ratio of 4.4%.

United States

In the US, our asset management affiliates have continued to attract new client mandates, and we have benefitted from the recovery in the local equity market during the third-quarter. As previously reported, funds under management (FUM) rose to $237 billion at 30 September 2006, compared to $231 billion at 30 June 2006, which represents a 7% growth in continuing businesses after the sale of FPA. We were successful in acquiring Ashfield, a San Francisco-based growth manager with an excellent performance record. Mutual fund sales totalled $944 million, showing the benefits of our investment in distribution and expansion of our product offering in the retail space. Earnings remain at the same level as in previous quarters, with revenue from the higher asset base being offset by the removal of eSecLending earnings following its sale and lower performance fees being accrued. The timing of performance fee receipts is difficult to predict, however our investment performance remains excellent, with a new high of 91% of assets outperforming their benchmarks over a three-year period.

Earnings at our US Life business rose to $169 million and are on target to exceed the 2005 full-year earnings comfortably, and our sales will not be far short of our $4 billion target, with net client cash flow on track. Margins continued to be higher than our long-term expectations, as interest rates remained higher than in recent years. However, these conditions have also led us to expect higher surrenders of Multi-Year Guaranteed Annuities (MYGA) than originally assumed. We have strengthened our assumptions and this has reduced earnings by some $20 million pre-tax in the quarter. Mortality experience on Single Premium Immediate Annuities (SPIA) was poorer than expected.

Europe

In the UK, life sales have increased 27% and mutual fund sales by 67% as Selestia and Skandia Multifund have benefitted from the industry shift to open architecture platforms, and the positive impact of A-Day has continued. Skandia Investment Management Ltd (SIML) products, particularly the "Best Ideas" funds, were particularly well received. As a result, FUM grew further to £33 billion, up from £31 billion at 30 June 2006. Margins were a little lower as a result of changes in product mix, but have been similar to the first half at a product level. Earnings have continued to grow as a result of the growth in assets, although we did not benefit from the favourable tax movements in the third quarter as we had in the second quarter, and our planned spending on the back office outsourcing projects has started to increase. We were very pleased that Skandia UK was voted "Company of the Year" at the recent IFA awards ceremony.

In the Nordic region, net client cash flow continued to be positive, with lower sales being offset by lower surrenders. Single premium sales were down 29% compared to the equivalent period in 2005 as the cycle of Kapitalpension sales came to an end and the market awaited the arrival of the new ITP (collective agreement for corporate pension savings for white-collar workers) agreement. We adjusted our Long-term Investment Return (LTIR) methodology in the third quarter to reflect more accurately the amount and constitution of the Nordic shareholder assets. First half results were SEK135 million lower under the revised methodology and this has been recognised in the third quarter. We have some considerable work to do in Nordic to improve systems over the next 18 months, and to put the company on sound footing for the future.

Our "ELAM" (European and Latin American) business continued to make excellent progress, with net cash flow of €1.4 billion driven by sales of both life and unit trust business well ahead of last year, at steady margins. The third-quarter saw particularly strong growth in Poland, as in the first half, and in Colombia, where Skandia has a long-standing and successful business.

Asia Pacific

Our businesses in India and China continued their rapid rates of growth and are well set to contribute in the future. We acquired Intech in Australia to complement our existing fund platform business, and expect a good contribution from this business in the coming years.

Outlook

With strong sales and net client cash flow for the nine months to date, Old Mutual continues to make progress. We aim to create value for our shareholders by improving the businesses that form the Group and we have a full agenda under way, most notably the synergy and IT programmes in Skandia, but also changing the shape of our South African life business.

Our business has proved resilient in the face of changing economic environments and, although the market and exchange rate factors that have affected our third-quarter IFRS results are likely to continue into the fourth quarter, we expect to be able to continue to grow our client base and assets under management as the foundation of our future success.

Jim Sutcliffe
Chief Executive

28 November 2006

Highlights (£m)	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**1,152**	1,075	7%
Unit trust sales	**5,215**	3,258	60%
Net client cash flows (bn)	**14.7**		
Funds under management (bn)	**222**	214	4%

Highlights (£m)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	771	**1,058**

GROUP RESULTS

Old Mutual continued to make sound progress during the third quarter of 2006, building on the strong growth experienced in the first half of the year. Strong net cash flow from clients, underlying growth in funds under management, and positive life and mutual fund sales growth overall across our major businesses contributed to a solid underlying performance for the nine months to 30 September 2006.

Underlying performance strong but affected by one-off items

The Group's adjusted operating profit on an IFRS basis increased to £1,058 million for the first nine months of 2006. We continued to benefit from a more internationally diversified earnings base, with growth in earnings from Europe, steady progress in the US and continued positive momentum at Nedbank. Year to date earnings were affected by the depreciation in the Rand and the US dollar, reducing operating earnings per share by 0.5p. In addition, earnings were affected by a number of adjustments at our South African life assurance and asset management company (OMSA) and at our US Life business. In total, these adjustments reduced earnings per share by 0.4p.

Adjusted operating earnings per share for the nine months to 30 September 2006 was 11.5p, compared to 8.5p at 30 June 2006.

Embedded value per share

The Group's embedded value per share was 140.7p at 30 September 2006. This is a decrease of 1.7% from 143.2p at 30 June 2006, caused primarily by foreign exchange impacts.

The value of new business increased by 50% from £111 million at the half year to £167 million for the nine months, and up 1% on the equivalent period of last year (30 September 2005: £166 million) (including Skandia on a pro forma basis).

Unit trust sales up 60%

The strong momentum in unit trust sales continued, increasing by 60% to £5,215 million (30 September 2005: £3,258 million) (including Skandia on a pro-forma basis). We experienced growth across all our geographic segments, with increases of 278% in the USA, 26% in South Africa, and 39% in Europe, where our businesses continued to benefit from the industry switch to open architecture platforms.

Life sales up 7%

Life sales for the combined Group on an APE basis increased by 7% overall to £1,152 million compared to the prior year (30 September 2005: £1,075 million) (including Skandia on a pro-forma basis). Despite the industry switch in preference away from traditional life products, modest growth was achieved across a number of our products and countries, particularly within savings, pensions and fixed annuity products.

Strong net client cash flows and growth in funds under management

Funds under management increased by 21% to £222 billion from the year-end position (31 December 2005: £183 billion) (excluding Skandia). Overall strong net cash inflows, particularly within our US and Europe businesses, and a general improvement in equity market conditions across all our diversified geographies contributed to this result. The benefit was partially diluted by currency impacts, caused by the weakening of the US dollar and Rand.

Capital Position

Our capital position remains strong, with FGD surplus of £1 billion.

Jonathan Nicholls
Group Finance Director

28 November 2006

COMPARATIVE INFORMATION

Following the acquisition of Skandia by Old Mutual plc, and the resultant listing of Old Mutual plc shares on the Stockholm Stock Exchange, Old Mutual plc has adopted quarterly reporting from the period ended 30 September 2006. The Stockholm Stock Exchange has exempted Old Mutual plc from disclosing comparative information for this quarter. Therefore, the reporting format for the first quarterly reporting period is as follows:

- All sales and trading information (such as life sales, unit trust / mutual fund sales, and funds under management) is compared against prior year to date performance with Skandia included on a pro-forma basis
- Profit is compared against current half year results with Skandia included from the date of acquisition
- From first quarter 2007, we will provide comparative quarterly reporting information on earnings including Skandia from date of acquisition

SOUTH AFRICA

Retail life sales up 17%

Unit trust sales and strong equity markets drive growth in funds under management

Continued advance at Nedbank

IFRS adjusted operating profit (£m)	**Q3 2006 YTD**	H1 2006
Life Assurance	**285**	224
Asset Management	**71**	55
Banking	**402**	274
General Insurance	**58**	42
South Africa	**816**	595

IFRS adjusted operating profit (Rm)	**Q3 2006 YTD**	H1 2006
Life Assurance	**3,408**	2,531
Asset Management	**852**	622
Banking	**4,829**	3,096
General Insurance	**696**	475
South Africa	**9,785**	6,724

Highlights	**Q3 2006**	H1 2006
Funds under management (£bn)	**38**	39
Funds under management (Rbn)	**548**	514

Includes results for Namibia, *Old Mutual International* and income from associated undertakings

Highlights (Rm)	**Q3 2006 YTD**	Q3 2005 YTD	% change
Life assurance sales (APE)	**2,927**	2,917	0.3%
Unit trust sales	**11,453**	9,084	26%
Value of new business	**425**	502	(15%)
Life new business margin	**15%**	17%	-
Net client cash flow (Rbn)	**1.6**	(18.3)	
Funds under management (Rbn)	**440**	378	16%

Highlights (Rm)	H1 2006	**Q3 2006 YTD**
IFRS adjusted operating profit, pre tax	2,846	**3,817**

Life business being restructured, but ROE remains over 20%

The South African economy is strong and the stock market has been booming, and this has generally been a positive backdrop for our life and asset management businesses. However, this has been countered by the need to remodel our business as inflation, and nominal investment returns, reduce. We are steadily shifting our business away from the traditional capital intensive life assurance model to a lower charge, lower capital model based on unit trust products. In tandem, we are midway through a three year project to address back office administration costs and efficiency. This will ensure that our administration costs are appropriate for a lower charge environment. Earnings are likely to be flat over the coming months and years, but this will not be at the expense of ROE which we expect, if anything, to be higher as this switch takes place. Indeed OMSA produced a ROE in the nine month period that again exceeded its 20% target.

Overall sales up strongly

Life sales, which on an Annual Premium Equivalent (APE) basis are R2,927 million, were on a par with the equivalent period of last year (R2,917 million). This masks a significant change in the composition of sales with strong growth in our individual business offset by a decline in the traditionally lumpy Group business.

By contrast, unit trust sales increased to R11,453 million for the year to date, up 26% compared to the same period last year, as customers and our sales focus moved away from traditional life products towards the more transparent unit trust savings vehicles.

Retail life sales up 17% benefitting from investment in distribution

Individual APE (Rm)	Q3 2006 YTD	Q3 2005 YTD	% change
Savings	**952**	876	9%
Protection	**621**	498	25%
Immediate annuity	**134**	124	8%
Group schemes	**641**	510	26%
Total	**2,348**	2,008	17%
Single	**623**	516	21%
Recurring	**1,725**	1,492	16%
Unit trust sales	**11,453**	9,084	26%

Individual business life sales on an APE basis were R2,348 million, up 17% compared to 30 September 2005 (R2,008 million). Growth has been good across all our distribution channels and is particularly good given a shift in consumer preference to unit trust products. This reflects our continued investment in distribution as well as the attractiveness of our products.

Within this result, individual single premiums grew 21% to R623 million (30 September 2005: R516 million), as a result of strong sales of our Investment Frontiers and MAX products, with good growth experienced across all our distribution channels. Individual recurring premiums increased by 16% to R1,725 million compared to prior year (30 September 2005: R1,492 million). The increase is mainly due to Group Schemes, where we continued to grow our sales force, and the increased demand for our risk products (up 25%), especially higher credit life sales (higher demand for personal credit in Nedbank). Sales of recurring premium savings products remain under pressure as a result of the shift in consumer preference to unit trust products.

Sales through our banking channel continue to benefit from our focus on delivering cross-business sales growth, with gains in the first half of the year continuing into the third quarter. Bancassurance sales have increased by 35% over the quarter and constituted 15% of total life APE for the quarter.

We were particularly pleased to see that we regained the top spot on the life insurance market share rankings.

Unit trusts are sold through all our normal distribution channels, but also via the Multi-Managers and LISPS (Fund of Fund managers). Unit trust sales have been strong throughout the year, but were slower in Q3 as concerns over weaker investment performance led some of the latter distributors to withdraw funds. Assets placed by our own retail clients remained in line with expectations.

Group sales disappoint

Group APE (Rm)	Q3 2006 YTD	Q3 2005 YTD	% change
Savings	**202**	227	(11%)
Protection	**68**	144	(53%)
Annuity	**120**	147	(18%)
Healthcare	**190**	391	(51%)
Total	**580**	909	(36%)
Single	**293**	340	(14%)
Recurring	**287**	569	(50%)

Group business sales are down 36% to R580 million compared to the same period last year (30 September 2005: R909 million). Group recurring premium sales suffered as competition remained fierce, particularly in the Group assurance market. In the third quarter, single premium sales, which tend to be lumpy, were higher than the first two quarters of 2006, although they remained below last year's levels.

Healthcare sales continued to disappoint, down R201 million on prior year, and we have decided to migrate our open schemes and third party funds onto a single new platform to produce a more robust and competitive business. Old Mutual Healthcare embarked on the first phase of a project to migrate medical scheme member accounts to a new information technology platform, using up-to-date technology, that will enrich the service to members, doctors, hospitals, specialists and brokers. Nine other schemes administered by Old Mutual Healthcare will eventually be migrated to the new system. A total of about 170,000 medical scheme members and their beneficiaries stand to benefit from enhanced service levels and the additional functionality offered by the new system.

Margin improvement since half year

Overall new business margin increased slightly from 14% at half year to 15%, although it was lower than this time last year. The after-tax value of new business was R425 million for the year to date after a stronger third quarter in which we delivered R173 million. This arose mainly because of an improvement in individual margins, which in turn arose from the greater proportion of Group Schemes and Protection recurring premium sales. Heavy distribution expenditure has benefitted sales volumes, but has held margins to the lower end of our long-term target range.

Investment performance

Investment performance has always been a strength of the organization, and we continue to show good three-year investment performance. OMAM (SA) was ranked second out of the nine institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large) Survey over the three years to September 2006. However, we have experienced some disappointment in the short-term. We have reviewed our investment process carefully, and have made some improvements, but overall we remain confident that our tried and tested investment processes will deliver results that meet our traditional standards in the future.

We are going to manage these processes under the new multi-boutique model that was announced in September. This follows the success of the same model in the US, both in terms of investment performance delivered to customers and asset growth. The new model is to be launched in 2007 and implementation is progressing according to plan.

Positive net client cash flows and strong markets lead to 13% growth year to date in funds under management

Net client cash flows remain positive at R1.6 billion for the year to date compared with negative R18.3 billion in the equivalent period of last year. Net client cash flows in 2005 included a R10 billion withdrawal by the PIC. In 2006, net client cash flow has benefitted from an amount of R4.2 billion received from Mutual & Federal and strong unit trust fund inflows into the wholesale and retail market. Third-quarter cash flow was disappointing however, with net client cash flows for the quarter being negative by R4.8 billion. The poor third-quarter results resulted from outflows from OMAM and lower net inflows into unit trusts as described above.

Client funds under management increased by 13% to R440 billion from R390 billion at 31 December 2005, and by 7% from the half year, benefitting from sustained growth in the South African equity market and a weaker Rand.

Challenging quarter for earnings

Operating profits for the nine months were R3,817 million. Higher asset values did pull through additional revenue, but third-quarter operating profit was impacted by new business strain arising from the increase in retail sales and the lower margins that the new generation of products carry (R70 million in the third quarter), by lower performance fees and mark-to-market gains in the asset management business (R100 million lower in the third quarter than the first half) and by provisions of R276 million made following a clean sweep review of historical data records conducted by Paul Hanratty, our new CEO.

Expenses were above normal. The IFRS 2 share-based payments charge was again heavy as a result of the movement in the Old Mutual share price since half year (R80 million in the third quarter). We hold shares to hedge these costs, but the gains they show are not allowed under IFRS accounting. Costs associated with the continuing investment in the growth and retention of our sales force and systems improvements in the back office also held earnings down. These are both designed to reduce our cost ratios in the future, but in the short run they have the opposite effect.

Highlights (Rm)	Q3 2006 YTD	Q3 2005 YTD	% change
Headline earnings*	**3,216**	2,277	41%
Net interest income*	**7,928**	6,155	29%
Non-interest revenue*	**6,786**	5,949	14%
Net interest margin*	**3.94%**	3.45%	-
Cost to income ratio*	**57.7%**	65.7%	-
ROE*	**18.6%**	15.4%	-
Total Assets (bn)*	**417.3**	350.1	19%
ROA*	**1.1%**	0.9%	-

*As reported by Nedbank

Highlights (Rm)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	3,247	**5,064**

Good performance across all divisions

Performance for the nine months to 30 September reflects a continuation of the positive momentum shown at half-year. The overall environment for banks remains positive, despite increased levels of credit stress in parts of the retail environment, continued pressure on fees and greater market volatility.

Growth of 29% in net interest income

Our net interest income (NII) grew by 29% to R7,928 million for the nine months to 30 September 2006 (30 September 2005: R6,155 million). NII growth is mainly attributable to an increase in interest-earning banking assets during the period, the endowment benefit from the increase in endowment and the rise in interest rates, and positive mix changes caused by growth in higher-margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in personal loans.

Continued growth in non-interest revenue

Our non-interest revenue (NIR) for the year to date is R6,786 million, up 14% on the same period last year (R5,949 million). This growth was driven by continued volume growth in Nedbank Corporate and Nedbank Retail, property revaluations and realisations in Nedbank Corporate, private equity revaluations and realisations in Nedbank Capital, and strong growth in Bond Choice origination fees. NIR growth has been offset by the price reduction strategy implemented in Nedbank Retail in July this year, together with a slowdown in trading income in Nedbank Capital in the third quarter.

Cost to income ratio improved

The cost to income ratio improved to 57.7% from 65.7% at 30 September 2005 as a result of sound revenue growth and disciplined expense management. The cost of additional retail outlets, ATMs and frontline staff, combined with price reductions across a range of products, will benefit the group and its clients in the long-term, but makes the short-term efficiency ratio target of 55% in 2007 more challenging.

Strong capital position

Nedbank is well capitalised and, including profit appropriations, the Tier 1 group capital adequacy ratio remained above target levels at 8.7% and group total regulatory capital adequacy ratio was 12.4% at 30 September 2006.

Nedbank 's return on average shareholders' equity (ROE) continued to improve, increasing from 18.3% at 30 June 2006 to 18.6% for the period under review. Nedbank is on track to meet its ROE target of 20% in 2007.

Sustained growth in earnings

Nedbank continues to deliver improved financial results with adjusted operating profit of R5,064 million for the nine months to 30 September 2006. This reflects the benefits of continued income growth across all operating divisions and increased operating efficiencies.

Performance in the last quarter of 2006 is likely to be influenced by growth in retail advances remaining robust, but slowing from current high levels. Consequently the group is currently expecting ROE and the efficiency ratio to show a slight decline in the last quarter from the levels reported for the period. ROE and the efficiency ratio are, however, anticipated to improve in 2007 as the group strives to meet its stated targets.

Highlights (Rm)	**Q3 2006 YTD**	Q3 2005 YTD	% change
Underwriting ratio*	**4.4%**	9.3%	
Gross written premiums*	**6,426**	6,003	7%
Net earned premiums*	**5,463**	5,109	7%
Solvency ratio*	**44%**	63%	

* As reported by Mutual & Federal

Highlights (Rm)	H1 2006	**Q3 2006 YTD**
IFRS adjusted operating profit, pre tax	475	**696**

Underwriting ratio impacted by increased claims

The underwriting ratio of 4.4%, whilst benefitting from an increase in premium levels, has been impacted by a greater number of weather-related claims following heavy rains in Gauteng during February, hail storms in KwaZulu Natal in May and extensive floods in the Eastern Cape in August. Claim costs for the year to date were also affected by an increase in the severity and frequency of industrial fires in the commercial line of business and by increased repair costs for imported cars due to the decline in the value of the Rand in the motor lines of business.

Premiums maintained in a softening cycle

Total gross written premiums increased to R6,426 million for the year to date, up 7% from R6,003 million compared to the comparative period in 2005. Mutual & Federal was successful in growing premiums despite the continued softening of the short-term insurance market and persistent pressure on premium income.

Sustainable solvency margin achieved

A target solvency ratio of 40% at 30 September 2006 was achieved following the payment of a special dividend to shareholders in September (30 June 2006: solvency 75%). The return of capital to shareholders provides Mutual & Federal a level of solvency that is considered sufficient to support the current operations and facilitate the future development of the business.

Earnings maintained in a challenging short-term insurance market

Adjusted operating profit increased to R696 million for the nine months to date. Third-quarter earnings are on a par with average year to date performance as Mutual & Federal despite the pricing pressure and intense level of competition experienced throughout the sector. Mutual & Federal remains committed to maintaining responsible underwriting standards in a challenging short-term insurance market.

UNITED STATES

Highlights (£m)	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**194**	231	(16%)
Mutual funds sales	**519**	135	284%
Net client cash flow (bn)	**10***	15	(33%)
Funds under management (bn)	**128**	127	1%

* Excludes eSecLending

Highlights (£m)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	131	**180**

Highlights ($m)	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**352**	431	(18%)
Mutual funds sales	**944**	250	278%
Net client cash flow (bn)	**19***	27	(30%)
Funds under management (bn)	**239**	224	7%

* Excludes eSecLending

Highlights ($m)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	234	**327**

Strong net inflows

Our US businesses achieved excellent net fund inflows and a good sales performance during the nine months to date, as a result of strong investment performance, a sustained focus on investing in distribution capabilities and an expansion of our product offering. Retail demand in the US is being driven by strong equity markets that have aided sales in all of our major lines of business: institutional accounts, life insurance products and mutual funds.

Adjusted operating profit for the quarter of $93 million was driven by an increase in funds under management across our business, which was generated through the combined effects of net cash flow from clients, positive equity markets and good investment performance by our affiliates, offset by the loss of income from sold businesses and some reserve strengthening in the life business.

Highlights ($m)	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**352**	431	(18%)
Value of new business	**68**	80	(15%)
New business margin	**19%**	19%	-
Funds under management (bn)	**22**	20	10%

Highlights ($m)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	129	**169**

Sales on track

Life sales on an APE basis were $352 million and $2.8 billion on a gross basis for the nine months ended 30 September 2006. We expect sales for the full year to be close to our $4 billion gross sales target, with net client cash flows on track for a result in the $2.5 billion to $3 billion range. These targets are set in order to ensure an appropriate balance between sales growth and profitability. Third-quarter onshore sales (APE basis) were at a similar level to the previous quarter, and up 11% on the first quarter. Offshore sales of $84 million through Old Mutual Bermuda represents growth of 56% on an APE basis in the year to date (30 September 2005: $54 million), maintaining the momentum from the first half of 2006. This growth reflects a further strengthening of relationships in the existing bank distribution network and an expansion in the network throughout the year. Offshore annuity sales now represent a quarter of sales for our US Life business.

New business margin continues to be strong

US Life achieved a healthy new business margin of 19%, up from 17% at the half year. This is at the upper end of our long-term expectations and reflects a change in discount rates, strong investment performance and overall improvements in our pricing disciplines.

Funds under management

Strong growth in funds under management was achieved, with a 10% increase to $22 billion (31 December 2005: $20 billion), benefitting from favourable net inflows, and positive market movements. Funds under management are therefore within the $20 to $25 billion range required to meet our target of releasing cash in 2007.

Strengthening of assumptions

US Life's adjusted operating profit increased to $169 million in the nine months to date. However, there was a slowing of profits growth in the third quarter, due to the impact of higher interest rates leading us to expect higher surrenders of our Multi-Year Guaranteed Annuities (MYGA) than originally anticipated, and a consequent strengthening of our capitalised assumptions in this area. This resulted in a reduction in IFRS earnings for the quarter of $20 million pre-tax. Mortality experience on Single Premium Immediate Annuities (SPIA) was also poorer than expected.

Highlights ($m)	Q3 2006 YTD	Q3 2005 YTD	% change
Funds under management (bn)	**237**	224	6%
Net client cash flows (bn)	**19***	27	(28%)

* Excludes eSecLending

Highlights ($m)	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	105	**158**

Excellent net fund inflows - $9.5 billion in third quarter

Our US Asset Management business achieved net fund inflows of $9.5 billion for the third quarter, up 74% on prior quarter ($5.6 billion), as international/emerging markets equity, core equity and global fixed income products continued to attract large inflows. Year to date net fund inflows reached a new record and grew to $29.5 billion ($19.2 billion[1]), an increase of 10% on 30 September 2005 ($26.7 billion).

Funds under management increased by 6% to $237 billion (30 September 2005: $224 billion). In September 2006, First Pacific Advisors, (FPA) was sold and $10.4 billion of funds were consequently transferred out. Funds under management increased during the third-quarter by $6.5 billion, an increase of 3% from 30 June 2006, due to the excellent net fund inflows and favourable fixed income and equity market movements ($7.4 billion), offset by transfer of the FPA funds.

The record net fund inflows reflect the excellent investment performance delivered by our member firms. As at 30 September 2006, 91% and 92% of assets outperformed their benchmarks over three and five years respectively. Over the same three and five year time periods, 61% and 65% of assets respectively were ranked in the first quartile of their peer group.

Building retail distribution

Old Mutual Capital continued to gather momentum, with year to date gross sales of $1.7 billion (30 June 2006: $1.2 billion). Of this $944 million related to mutual fund sales, which are significantly ahead of prior year (30 September 2005: $250 million) following strong product performance as well as expansion in our product offering and wholesaler network.

Expanding the product offering

The US Asset Management business continues to pursue opportunities to expand its product offering. In September 2006, we announced an agreement to acquire a majority stake in Ashfield Capital Partners, a boutique firm focused on managing growth stocks for institutional and private investors. The agreement represents a strong growth-oriented addition to our affiliate line-up, and complements the purchase of a majority stake in Copper Rock Capital Partners in February 2006.

[1] Excludes eSecLending

Operating profit

Our adjusted operating profit for the nine months to 30 September 2006 of $158 million reflected a third-quarter operating profit of $53 million, which was in line with half-year results. The impact of higher funds under management was offset by the timing of performance and transaction fees, and a reduction in securities lending revenue following the sale of eSecLending in May 2006.

We are confident that the overall operating margin in 2007 should be at or above the 26% reported in our interim results statement, as there were very high net inflows into Acadian at the end of last year that will have a counteracting effect on the loss of the PFR and FPA revenues in 2007. In addition, hedge fund and retail growth initiatives also continue to add high basis point FUM.

EUROPE

Highlights (£m)*	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**686**	573	20%
Unit trust / mutual funds sales	**2,553**	1,836	39%
Net client cash flow (bn)	**4.3**		
Funds under management (bn)	**49**	40	23%

Highlights (£m)*	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	120	**167**

* All current and prior year to date numbers reflect 8 months of results and are adjusted to Old Mutual accounting policies.

Strong operating results

Our European businesses made good progress in the eight months to date, starting from 1 February to end of September, with strong sales, net client inflows, and the increasing scale of the business in the UK and our ELAM region. Our European business, which forms a very important part of the Group's operations and international diversification, is well on track to achieve the 2008 targets communicated on 20 June 2006 and continues to exceed our expectations in underlying performance.

Our European business achieved adjusted operating profit of £167 million for the eight months to 30 September 2006, building on earnings from the half year (30 June 2006: £120 million). Underlying performance was strong, but earnings were at a lower rate than the first five months because of a change in calculation of long-term investment returns (LTIR) for our Nordic business, and the exceptionally high contribution from tax charges in our UK business in the second quarter.

Highlights (£m)*	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**461**	364	27%
Mutual fund sales	**1,668**	999	67%
Value of new business **	**39**	30	30%
New business margin **	**8.5%**	8.2%	
Net client cash flow (bn)	**3.1**		
Funds under management (bn)	**33**	26	27%

** VNB and margins for Q3 2005 are calculated on a pro-forma basis with HO allocations and tax rates

Highlights (£m)*	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	67	**96**

* All current and prior year to date numbers reflect 8 months of results and are adjusted to Old Mutual accounting policies.

Annualised net client cash flow 18% of funds under management

Skandia UK's open architecture platform, and award winning service, delivered strong new business growth, with life sales on an APE basis up 27% to £461 million and mutual fund sales up 67% to £1,668 million in the eight months to 30 September 2006. In contrast to the industry as a whole, which appears to have zero net cash flow, we had net inflows of £3.1 billion for the year to date, with FUM reaching £33 billion, a 15% increase since 31 December 2005 (£29 billion) and a 6% growth since 30 June 2006 (£31 billion).

Pension sales substantially higher

Onshore sales were £312 million up 59% on prior year, as Skandia continued to benefit from increased transfer activity and higher regular premium investments following the implementation of Pensions 'A' Day regulations, with 123% growth in pension sales to £208 million of this increase 57% was due to one institutional client.

Offshore sales of £149 million in the eight months to date are broadly level with last year (30 September 2005: £166 million). UK-sourced offshore sales recovered from weaker sales in the first half, driven by uncertainty surrounding the tax treatment of trusts, while Royal Skandia's competitive position in international markets remains strong.

Mutual fund sales up 67%

Mutual fund sales increased by 67% compared to the prior year, as momentum experienced in the first half of the year continued into the third-quarter. Our Selestia and Skandia Multifunds businesses continue to benefit from the industry shift to open architecture investment platforms and SIML products, particularly the "Best Ideas" funds, sold strongly.

Margins improved

The life new business margins at a product level remained constant and averaged 8.5% for the eight months. The margin is reduced because of large sales of some low margin, low capital pensions product in the third quarter. Action is now well advanced to deliver the synergies required to halve administrative costs per policy and to achieve our target margin in the 11 to 12% range from mid 2008.

Growing IFRS profits

Adjusted operating profit for the UK business increased to £96 million for the eight months to 30 September 2006, driven by increased premium-based and fund-based fee income from net client inflows and a higher level of funds under management compared to last year. The third-quarter run rate was lower, as windfall policyholder tax gains boosted the first five months. We are well ahead of our expectations in this business and the business is producing cash. The synergy capture process is under way and expenditure has commenced, and will increase over the coming months in line with our 20 June presentation.

Winning Awards

Last week, Skandia was awarded "Company of the Year" and 5-Star status at the IFA Awards, for both the life and pensions category and for investment products, a clear vote of confidence in our products and our strategy. Skandia has regularly won these awards and we have embarked on a programme to update our systems, as part of the synergy programme, to ensure this remains the case into the future.

Highlights (SEKm)*	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**1,276**	1,360	(6%)
Unit trust sales	**1,022**	1,331	(23%)
Value of new business **	**339**	426	(20%)
New business margin **	**27%**	31%	
Net client cash flow (bn)	**2.7**		
Funds under management (bn)	**101**	90	12%

** VNB and margins for Q3 2005 are calculated on a pro-forma basis with HO allocations and tax rates

Highlights (SEKm)*	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	572	**701**

* All current and prior year to date numbers reflect 8 months of results and are adjusted to Old Mutual accounting policies.

Continued net client cash inflows

Our Nordic business achieved life sales on an APE basis of SEK1,276 million for the eight months to 30 September 2006. Although Swedish sales were 13% lower than the prior year, comparatives for 2005 were boosted by Kapitalpension sales, (surrenders show the same pattern for the same reason) and the market awaits the arrival of the new ITP agreement. In Denmark conditions were very favourable and life sales increased 116% compared to prior year.

The investment performance of our unit-linked products in Sweden has continued to be excellent following a return of 26.6% in 2005[1]. Our strategy remains to regain market share and we will be investing in upgraded IT systems to support sales and product development. Overall funds under management increased 6% to SEK101 billion from 31 December 2005 (SEK95 billion), driven by markets and SEK2.7 billion net client fund inflows.

Margins strong

Life new business margins of 27% remain strong, but slightly lower than the 31% recorded for the first eight months of last year, due to increased expenses and changes in the sales mix. We expect that structural changes over time in the Swedish market will cause margins to stabilise within the 22 to 25% range, in line with our projections on 20 June.

Skandiabanken growing strongly

Our banking business, Skandiabanken, continues to achieve growth in both lending and deposits, with lending up 20% on the prior year, mainly due to strong mortgage sales in Norway. Skandiabanken continues to attract new customers and creates valuable synergies with the rest of the Nordic business. We are starting our preparation for Basel II.

[1] Source: Risk & Försäkring Journal no. 14

Strong growth in funds under management

Funds under management increased to SEK101 billion, up 6% from 31 December 2005 (SEK95 billion), and up 2% from 30 June 2006 (SEK99 billion) following an improvement in market conditions and higher net inflows from customers into unit-linked funds. A small movement back to equity-based funds was observed as stock markets recovered from the downturn in May and June 2006.

Continued strong cash generation

Adjusted operating profit for the Nordic business was SEK701 million for the eight months to 30 September 2006, benefitting from higher fund-based fee income from increased funds under management. Refinements were made to the LTIR calculations in the third-quarter. This meant that the half one LTIR was overstated by SEK135 million, and this correction has been made in the third quarter.

EUROPE AND LATIN AMERICA (ELAM)

Highlights (€m)*	Q3 2006 YTD	Q3 2005 YTD	% change
Life assurance sales (APE)	**192**	158	22%
Mutual fund sales	**1,181**	1,077	10%
Value of new business **	**35**	23	52%
New business margin **	**18%**	14%	
Net client cash flow (bn)	**1.4**		
Funds under management (bn)	**13**	11	18%

** VNB and margins for Q3 2005 are calculated on a pro-forma basis with HO allocations and tax rates

Highlights (€m)*	H1 2006	Q3 2006 YTD*
IFRS adjusted operating profit, pre tax	16	**28**

* All current and prior year to date numbers reflect 8 months of results and are adjusted to Old Mutual accounting policies.

Life sales up 22% despite seasonal slowdown

New life sales (APE) grew by 22% to €192 million for the eight months to 30 September 2006, compared to prior year, as a result of strong sales growth in the first half of the year (30 September 2005: €158 million). Year to date performance was particularly strong in Poland, France and Italy. The third-quarter includes the holiday period for continental European businesses, but was mitigated to some extent by an encouraging performance in Germany and continued growth in Poland.

Mutual fund sales up 10%

Mutual fund sales for the year to date of €1,181 million were 10%, or €104 million, ahead of the 2005 equivalent period (30 September 2006: €1,077 million), building on the particularly strong growth at the start of the year in Spain. There were also strong contributions from Colombia over the entire period.

Margin in line with target

The new business margin of 18% achieved for the year to date is in line with our target medium-term range. The value of new business of €35 million is 52% ahead of last year, reflecting the good growth in sales and market share in a number of countries and the increasing maturity of our operations.

Continued growth in funds under management

Funds under management have grown by 18% over the last year to €13 billion (30 September 2005: €11 billion). During the third-quarter of 2006 funds increased by €0.7 billion from 30 June 2006 (€13 billion), aided by net fund inflows of €0.4 billion and the market recovery €0.3 billion.

Positive growth in underlying operating result

The operating results reflect the benefits of organic growth in life and mutual funds business and improved cost control in the year to date. Operating profit increased to €28 million for the eight months to 30 September 2006, driven by higher fund-based fee income, as funds under management continue to grow, and higher premium-based fees as premium sales rose.

OTHER

Highlights (£m)*	Q3 2006 YTD	Q3 2005 YTD	% change
Funds under management (bn)	**7**	6	16%
Unit trust sales	**1,136**	740	54%

Highlights (£m)*	H1 2006	Q3 2006 YTD
IFRS adjusted operating profit, pre tax	9	**13**

* 2006 result includes eight months of Australian Skandia Limited and Skandia-BSAM (China)

A year of strong organic growth

Our other businesses (including Old Mutual Asset Managers (OMAM (UK)), Australian Skandia Limited, Palladyne Asset Management, Old Mutual Asset Managers Bermuda and our Asian operations) continued to benefit from our strategy to take our business skills into other developing markets.

OMAM (UK) produced solid results, with adjusted operating profit of £8 million for the nine months driven by hedge fund and retail unit trust performance, and higher asset values as the company starts to benefit from enhancements to distribution capability and product diversity. In September 2006, OMAM (UK)'s three small and mid cap funds were awarded a AAA-rating from Standard and Poor's.

Unit trust sales of £1,136 million for the nine months (30 September 2005: £740 million) also reflected strong sales at Australian Skandia Limited and Palladyne where the business benefitted from increased success of activity in the Netherlands and the implementation of its Middle Eastern sales strategy.

Our life associate in India, Kotak Mahindra Old Mutual (KMOM) and our joint venture in China, Skandia-BSAM, continue to make strong progress. KMOM sales on an APE basis totalled INR6,136 million (£73 million) for the nine months ended 30 September 2006 (2005: INR2,989 million or £35 million), representing an increase of 105%. Skandia-BSAM has already exceeded its budgeted full year sales plan by 22% as at 30 September 2006.

We announced in October 2006 the acquisition of Australian investment consultant, Intech. The acquisition of this business allows us to develop scale, expand our research capabilities, enhance our product range and move into the institutional market. Combined Australian funds under management now exceed AUD$13 billion.

Growth in operating profit tracks expansion

Adjusted operating profit increased to £13 million for the nine months ended 30 September 2006.

Summary Consolidated Income Statement

for the nine months ended 30 September 2006

The following table summarises the Group's results in the consolidated income statement on page 31. Adjusted operating profit represents the Directors' view of the underlying performance of the Group. This summary does not form part of the interim financial statements.

	Notes	3 months ended 30 September 2006 £m	9 months ended 30 September 2006 £m
South Africa			
Long-term business		61	285
Asset management		16	71
Banking		128	402
General insurance		16	58
		221	816
United States			
Long-term business		21	93
Asset management		28	87
		49	180
Europe			
Long-term business		42	153
Asset management		-	3
Banking		5	11
		47	167
Other			
Long-term business		1	-
Asset management		3	13
		4	13
Finance costs		(23)	(86)
Other shareholders' income/(expenses)		(11)	(32)
Adjusted operating profit*	3(ii)	287	1,058
Adjusting items	4	(50)	(90)
Profit before tax (net of income tax attributable to policyholder returns)		237	968
Total income tax expense	5	(112)	(408)
Less: income tax attributable to policyholder returns		57	141
Income tax attributable to shareholders		(55)	(267)
Profit for the financial period		182	701
Profit for the financial period *attributable* to:			
Equity holders of the parent		126	506
Minority interests			
Ordinary shares		39	152
Preferred securities		17	43
		182	701

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

Adjusting items comprise:

	Notes	£m 3 months ended 30 September 2006	9 months ended 30 September 2006
Income / (expense)			
Goodwill impairment and impact of acquisition accounting	4(i)	(70)	(205)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	-	97
Short-term fluctuations in investment return	4(iii)	63	136
Investment return adjustment for Group equity and debt instruments held in life funds	4(iv)	(51)	(148)
Dividends accrued for holders of perpetual preferred callable securities	4(v)	8	30
Adjusting items		(50)	(90)

Adjusted operating profit after tax attributable to ordinary equity holders is determined as follows:

	Notes	£m 3 months ended 30 September 2006	9 months ended 30 September 2006
Adjusted operating profit		287	1,058
Tax on adjusted operating profit	5	(60)	(256)
		227	802
Minority interests – ordinary shares		(44)	(163)
Minority interests – preferred securities		(17)	(43)
Adjusted operating profit after tax attributable to ordinary equity holders		166	596

Earnings per share attributable to ordinary equity holders	Notes	Pence 3 months ended 30 September 2006	9 months ended 30 September 2006
Adjusted operating earnings per ordinary share*	6(ii)	3.1	11.5
Basic earnings per ordinary share	6(i)	2.5	10.4
Diluted earnings per ordinary share	6(i)	2.3	9.8
Adjusted weighted average number of ordinary shares – millions	6(ii)	5,368	5,166
Weighted average number of ordinary shares – millions	6(i)	4,852	4,650

* Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Independent Review Report by KPMG Audit Plc to Old Mutual plc

Introduction

We have been engaged by the company to review the financial information for the nine months ended 30 September 2006, which comprises the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, statement of changes in equity and related notes as set out on pages 31 to 49. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors and has been prepared to meet the requirements of the Stockholmsbörsen AB ("Stockholm Stock Exchange").

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusions

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the nine months ended 30 September 2006.

KPMG Audit Plc

Chartered Accountants

8 Salisbury Square, London EC4Y 8BB

28 November 2006

Consolidated Income Statement

for the nine months ended 30 September 2006

	Notes	3 months ended 30 September 2006	9 months ended 30 September 2006
			£m
Revenue			
Gross earned premiums	3(iii)	1,110	3,521
Outward reinsurance		(69)	(198)
Net earned premiums		1,041	3,323
Investment income (net of investment losses)		2,640	6,301
Banking interest and similar income		645	1,949
Fee and commission income, and income from service activities		575	1,649
Other income		73	200
Share of associated undertakings' profit after tax		5	8
Total revenues		4,979	13,430
Expenses			
Claims and benefits (including change in insurance contract provisions)		(1,825)	(5,584)
Reinsurance recoveries		67	176
Net claims incurred		(1,758)	(5,408)
Change in provision for investment contract liabilities		(1,373)	(2,205)
Losses on loans and advances		(18)	(91)
Finance costs (including interest and similar expenses)		(17)	(59)
Banking interest expense		(357)	(1,069)
Fees, commissions and other acquisition costs		(186)	(567)
Other operating and administrative expenses		(670)	(2,084)
Change in provision for third party interest in consolidated funds		(204)	(657)
Goodwill impairment	4(i)	(1)	(3)
Amortisation of PVIF and other acquired intangibles		(101)	(275)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	-	97
Total expenses		(4,685)	(12,321)
Profit before tax		294	1,109
Income tax expense	5	(112)	(408)
Profit for the financial period		182	701
Profit for the financial period attributable to:			
Equity holders of the parent		126	506
Minority interests			
Ordinary shares		39	152
Preferred securities		17	43
Profit for the financial period		182	701

Earnings and dividend per share		3 months ended 30 September 2006	9 months ended 30 September 2006
			Pence
Basic earnings per ordinary share	6(i)	2.5	10.4
Diluted earnings per ordinary share	6(i)	2.3	9.8
Weighted average number of ordinary shares – millions		4,852	4,650

Consolidated Balance Sheet
at 30 September 2006

	£m At 30 September 2006	At 31 December 2005
Assets		
Goodwill and other intangible assets	**5,266**	1,570
Investments in associated undertakings	**70**	93
Investment property	**668**	847
Property, plant and equipment	**447**	538
Deferred tax assets	**420**	458
Reinsurers' share of insurance contract provisions	**1,410**	455
Deferred acquisition costs	**1,434**	1,089
Current tax receivable	**53**	29
Loans, receivables and advances	**20,796**	18,456
Derivative financial instruments – assets	**1,199**	1,604
Financial assets fair valued through income statement	**67,333**	35,378
Other financial assets	**12,609**	12,265
Short-term securities	**949**	1,764
Other assets	**3,668**	2,409
Assets held-for-sale	**1,129**	-
Cash and balances with the central banks	**2,136**	3,051
Placements with other banks	**697**	568
Total assets	**120,284**	80,574
Liabilities		
Insurance contract provisions	**21,892**	23,258
Financial liabilities fair valued through income statement	**53,823**	21,187
Third party interests in consolidation of funds	**2,638**	966
Borrowed funds	**1,847**	1,433
Provisions	**351**	285
Deferred revenue	**252**	138
Deferred tax liabilities	**1,192**	611
Current tax payable	**278**	178
Deposits from other banks	**1,313**	2,577
Amounts owed to other depositors	**18,698**	15,509
Other money market deposits	**2,673**	3,059
Derivative financial instruments – liabilities	**1,310**	1,634
Liabilities held-for-sale	**1,073**	-
Other liabilities	**4,585**	3,320
Total liabilities	**111,925**	74,155
Net assets	**8,359**	6,419
Shareholders' equity		
Equity attributable to equity holders of the parent	**6,926**	4,751
Minority interests:		
Ordinary shares	**759**	1,012
Preferred securities	**674**	656
Total minority interests	**1,433**	1,668
Total equity	**8,359**	6,419

Consolidated Cash Flow Statement

for the nine months ended 30 September 2006

	£m 9 months ended 30 September 2006
Cash flows from operating activities	
Profit before tax	1,109
Non-cash movements in profit before tax	(2,106)
Changes in working capital	6931
Taxation paid	(165)
Net cash inflow from operating activities	5,769
Cash flows from investing activities	
Acquisition net of disposals of financial investments	(5,015)
Acquisition net of disposals of investment properties	(41)
Acquisition net of disposals of other fixed assets	(109)
Acquisition of interests in subsidiaries	(1,426)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	88
Net cash outflow from investing activities	(6,503)
Cash flows from financing activities	
Dividends paid to:	
Equity holders of the parent	(171)
Ordinary minority interests and preferred security interests	(159)
Interest payable (excluding banking interest payable)	(53)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	50
Repayment of convertible debt	
Issue of subordinated debt	267
Other debt issued	67
Issue of perpetual preferred callable securities	-
Net cash inflow from financing activities	1
Net decrease in cash and cash equivalents	(733)
Effects of exchange rate changes on cash and cash equivalents	(523)
Cash and cash equivalents on acquisition of new subsidiaries	167
Cash and cash equivalents at beginning of the period	3,303
Cash and cash equivalents at end of the period	2,214
Consisting of:	
Cash and balances with the central banks	2,136
Placements with other banks	697
Other cash equivalents	463
	3,296
Cash and cash equivalents subject to consolidation of funds	(1,082)
	2,214

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Statement of Changes in Equity

for the nine months ended 30 September 2006

Nine months ended 30 September 2006	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the period	4,090	4,751	1,668	6,419
Change in equity arising in the period				
Fair value gains / (losses):				
Property revaluation	-	10	-	10
Available-for-sale investments	-	(101)	-	(101)
Net investment hedge	-	92	-	92
Shadow accounting	-	33	-	33
Currency translation differences / exchange differences on translating foreign operations	-	(934)	(248)	(1,182)
Other movements	-	48	(45)	3
Aggregate tax effect of items taken directly to or transferred from equity	-	9	-	9
Net expense recognised directly in equity	-	(843)	(293)	(1,136)
Profit for the period	-	506	195	701
Total recognised expense for the period	-	(337)	(98)	(435)
Dividend for the period	-	(193)	(137)	(330)
Net purchase of treasury shares	-	1	-	1
Issue of ordinary share capital by the Company	1,389	2,670	-	2,670
Net acquisition of interests in subsidiaries	-	-	(1)	(1)
Exercise of share options	9	15	1	16
Fair value of equity settled share options	-	19	-	19
Equity holders' funds at end of the period	5,488	6,926	1,433	8,359

for the nine months ended 30 September 2006

Nine months ended 30 September 2006	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total £m
Attributable to equity holders of the parent at beginning of the period	410	730	374	357	2,192	688	4,751
Changes in equity arising in the period:							
Fair value gains / (losses):							
Property revaluation	-	-	10	-	-	-	10
Available-for-sale investments	-	-	(101)	-	-	-	(101)
Net investment hedge	-	-	-	92	-	-	92
Shadow accounting	-	-	33	-	-	-	33
Currency translation differences / exchange differences on translating foreign operations	-	-	-	(934)	-	-	(934)
Other movements	-	-	(3)	-	51	-	48
Aggregate tax effect of items taken directly to or transferred from equity	-	-	11	(9)	7	-	9
Net expense recognised directly in equity	-	-	(50)	(851)	58	-	(843)
Profit for the period	-	-	-	-	506	-	506
Total recognised income and expense for the period	-	-	(50)	(851)	564	-	(337)
Dividend for the period	-	-	-	-	(193)	-	(193)
Net purchase of treasury shares	-	-	-	-	1	-	1
Issue of ordinary share capital by the Company	138	-	2,532	-	-	-	2,670
Exercise of share options	4	11	-	-	-	-	15
Fair value of equity settled share options	-	-	19	-	-	-	19
Attributable to equity holders of the parent at end of the period	552	741	2,875	(494)	2,564	688	6,926

Other reserves	£m At 30 September 2006
Merger reserve	2,716
Available-for-sale reserve	20
Investment property revaluation reserve	38
Share-based payments reserve	101
Attributable to equity holders of the parent at end of the period	2,875

Retained earnings have been reduced by £711 million at 30 September 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the period is £22 million of dividends paid to holders of perpetual preferred callable securities.

1 Basis of preparation

Old Mutual plc ("the Company") is a company incorporated in the UK.

These interim financial statements consolidate the results of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and jointly controlled entities.

The Group's results for the three month and nine month periods ended 30 September 2006 and the position at that date have been prepared using accounting policies consistent with those applied in the preparation of the Group's 2005 Annual Report, except as set out below. The information presented in these interim financial statements is consistent with that presented in the Group's financial statements for the year ended 31 December 2005 except for revised segment presentation.

These interim financial statements have been produced to meet the Group's obligation as a member of the Stockholm stock exchange. The interim financial statements have been prepared on the basis of presentation, recognition and measurement requirements of International Financial Reporting Standards as adopted by the EU ("Adopted IFRS"). However, the Group has opted not to disclose prior period information for these interim financial statements, following the granting of an exemption from this requirement by the Listing Authorities in Sweden.

The interim financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair valued through income statement, available-for-sale financial instruments and investment property. Non–current assets and disposal groups held for sale are stated at the lower of previous carrying amount and fair value less costs to sell.

The results for the three month period and nine month periods ended 30 September 2006 are unaudited, but have been reviewed by the Auditors whose report is presented on page 30. The Auditors have reported on the statutory accounts for the year ended 31 December 2005 and those accounts have been delivered to the Registrar of Companies. The Auditors' report in respect of the year ended 31 December 2005 was unqualified and did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985. These interim financial statements do not constitute statutory accounts as described in section 240 of the UK Companies Act 1985. Consequently these interim financial statements should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2005.

Segment presentation

Segment information presented in the summary consolidated income statement on page 28 and note 3 to the interim financial statements on pages 38 to 43, has been amended to facilitate the reporting of the enlarged operations of the Group following the acquisition of Skandia, which was effective on 1 February 2006.

The Group's results are analysed across four geographic segments. This segmentation is consistent with the Group's management structure. The primary geographic segments are South Africa, United States, Europe and Other. The Europe and Other segments principally comprise the operations of Skandia. 'Europe' includes Skandia operations in the UK, Nordic, Continental Europe, Latin America and pre-existing Old Mutual UK life operations. 'Other' includes Skandia operations in China, Australia and the pre-existing Old Mutual UK asset management and India operations. The United States segment remains as stated in the segmental analysis presented in the audited financial statements for the year ended 31 December 2005. Reallocations of certain comparative information have been made to include the Nedbank and OMI UK operations in the South Africa segment. This geographic segmentation better reflects the management and customer bases of these businesses.

1 Basis of preparation *continued*

Segment presentation *continued*

The Group continues to manage its business across four principal lines of business. These are the bases of the secondary segmentation. The lines of business are long-term business, asset management, banking and general insurance.

Revised and new reporting standards

No revised disclosures and measurements have been required as a result of new or amended international standards and interpretations that the Group had not previously chosen to adopt in preparing the financial statements for the year ended 31 December 2005. The most notable change to IFRS since the last reporting period was the amendment to IAS19, Employee Benefits, which introduced an option to recognise all actuarial gains and losses on defined benefit arrangements through a separate statement of recognised income and expense. The Group has chosen not to apply this option and continues to account for actuarial gains and losses in the income statement using the 'corridor approach'.

Restatement of comparative information

The Group has made restatements to reflect South African banking business comparative information on a consistent basis in all reported periods. This follows disclosure adjustments in the 31 December 2005 financial statements. Balance sheet adjustments were made to reclassify banking assets and liabilities fair valued through income statement, and certain banking provisions as other liabilities. None of these restatements impacted the net profit, total assets or total liabilities as previously stated.

Alignment of accounting policies

Following the acquisition of Skandia, the Group's insurance and investment contract accounting policies have been extended to include the 'unbundling' approach to unit-linked assurance contracts, previously adopted by Skandia in its own financial statements. This is in accordance with IFRS4, and requires that the insurance and investment elements of unit-linked contracts are separated and accounted for independently in accordance with the relevant policies for insurance contracts and financial liabilities.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Income Statement (Average rate)	Balance Sheet (Closing rate)
30 September 2006		
Rand	**11.98094**	**14.52760**
US dollars	**1.81842**	**1.87180**
Swedish Krona	**13.57620***	**13.68936**
Euro	**1.45909**	**1.47459**
1 February 2006		
Swedish Krona		**13.5347**
31 December 2005		
Rand	11.5812	10.8923
US dollars	1.8195	1.7187

* The income statement rate applied in respect of Skandia is an eight-month average rate.

3 Segment information

(i) Basis of segmentation

The Group's primary segmentation is on a geographic basis, the four geographic segments are based on the Group's management structure of the business; namely South Africa, United States, Europe and Other. The Group operates across four principal lines of business; long-term business, asset management, banking and general insurance. These are the secondary segments.

Income statement information, based on the group's geographical and business segments, is presented in the form of a matrix that follows the same format as the summary consolidated income statement presented on page 28, and can be reconciled to the consolidated income statement presented on page 31.

Analysis of gross earned premiums and funds under management is also presented.

3 Segment information

(ii) Income statement

£m

Nine months ended 30 September 2006	South Africa	United States	Europe	Other	Total revenue / (expense) including inter segment	Inter segment (revenue) / expense	Total revenue / (expense) excluding inter segment
Revenue							
Long-term business	4,796	1,976	2,319	-	9,091	(160)	8,931
Asset management	212	337	196	82	827	(46)	781
Banking	2,305	-	124	-	2,429	(13)	2,416
General insurance	528	-	-	-	528	-	528
Other shareholders' income	2	-	9	-	11	(11)	-
Consolidation of funds	180	-	594	-	774	-	774
Inter segment revenue	(99)	(7)	(123)	(1)	(230)	230	-
	7,924	2,306	3,119	81	13,430	-	13,430
Expenses							
Long-term business	(4,425)	(1,951)	(2,287)	-	(8,663)	98	(8,565)
Asset management	(141)	(171)	(196)	(69)	(577)	109	(468)
Banking	(1,885)	-	(113)	-	(1,998)	15	(1,983)
General insurance	(440)	-	-	-	(440)	-	(440)
Finance costs and other shareholders' expenses	(20)	-	(79)	-	(99)	8	(91)
Consolidation of funds	(180)	-	(594)	-	(774)	-	(774)
Inter segment expenses	101	7	120	2	230	(230)	-
	(6,990)	(2,115)	(3,149)	(67)	(12,321)	-	(12,321)
Profit before tax							
Long-term business	371	25	32	-	428	(62)	366
Asset management	71	166	-	13	250	63	313
Banking	420	-	11	-	431	2	433
General insurance	88	-	-	-	88	-	88
Finance costs and other shareholders' income / (expenses)	(18)	-	(70)	-	(88)	(3)	(91)
Net inter segment (expenses) / revenue	2	-	(3)	1	-	-	-
	934	191	(30)	14	1,109	-	1,109

3 Segment information *continued*

(ii) Income statement *continued*

Nine months ended 30 September 2006	South Africa	United States	Europe	Other	Total £m
Profit before tax	934	191	(30)	14	1,109
Goodwill impairment and impact of acquisition accounting					
Long-term business	-	20	179	-	199
Asset Management	-	-	3	-	3
General insurance	3	-	-	-	3
	3	20	182	-	205
(Profit) / loss on disposal of subsidiaries, associated undertakings and strategic investments					
Banking	(18)	-	-	-	(18)
Asset management	-	(79)	-	-	(79)
	(18)	(79)	-	-	(97)
Short-term fluctuations in investment return included in profit before tax					
Long-term business	(151)	48	-	-	(103)
General insurance	(33)	-	-	-	(33)
	(184)	48	-	-	(136)
Investment return adjustment for Group equity and debt instruments held in life funds					
Long-term business	148	-	-	-	148
Dividends accrued for holders of perpetual preferred callable securities	-	-	(30)	-	(30)
Net inter segment expenses / (revenue)	(2)	-	3	(1)	-
Total adjusting items	(53)	(11)	155	(1)	90
Policyholder tax charge included in tax charge in income statement					
Long-term business	(83)	-	(58)	-	(141)
Adjusted operating profit	798	180	67	13	1,058
Adjusted operating profit comprises:					
Long-term business	285	93	153	-	531
Asset management	71	87	3	13	174
Banking	402	-	11	-	413
General insurance	58	-	-	-	58
Finance costs and other shareholders' income / (expenses)	(18)	-	(100)	-	(118)
	798	180	67	13	1,058

3 Segment information *continued*

(iii) Gross earned premiums

	3 months ended 30 September 2006	9 months ended 30 September 2006
		£m
Long-term business – insurance contracts		
South Africa	258	901
United States	541	1,566
Europe	66	193
	865	2,660
Long-term business – investment contracts with discretionary participation features		
South Africa	89	338
Total long-term business	954	2,998
General insurance	156	523
Gross earned premiums	1,110	3,521
Long-term business – other investment contracts recognised as deposits		
South Africa	438	1,119
United States	55	165
Europe	2,297	5,587
	2,790	6,871

(iv) Funds under management

At 30 September 2006	South Africa	United States	Europe	Other	£m Total
Long-term business policyholder funds	17,898	12,336	35,155	1,651	67,040
Unit trusts and mutual funds	4,539	-	10,136	4,155	18,830
Third party client funds	13,419	114,462	1,689	1,476	131,046
Total client funds under management	35,856	126,798	46,980	7,282	216,916
Shareholder funds	1,939	759	1,977	-	4,675
Total funds under management	37,795	127,557	48,957	7,282	221,591

At 31 December 2005	South Africa	United States	Europe	Other	£m Total
Long-term business policyholder funds	23,644	12,498	392	1,359	37,893
Unit trusts and mutual funds	5,091	-	-	2,013	7,104
Third party client funds	12,811	119,168	1,114	1,404	134,497
Total client funds under management	41,546	131,666	1,506	4,776	179,494
Shareholder funds	2,536	659	(16)	225	3,404
Total funds under management	44,082	132,325	1,490	5,001	182,898

3 Segment information *continued*

(v) Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax for the three months and nine months ended 30 September 2006 respectively. Annual premium equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under "Margin" below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business.

		£m
	3 months ended 30 September 2006	9 months ended 30 September 2006
Recurring premiums		
South Africa*	62	176
United States	15	48
Europe**	84	250
	161	474
Single premiums		
South Africa*	277	962
United States	502	1,459
Europe**	1,824	4,361
	2,603	6,782
APE		
South Africa*	89	272
United States	65	194
Europe**	266	686
	420	1,152
PVNBP		
South Africa*	577	1,811
United States	573	1,688
Europe**	2,068	5,552
	3,218	9,051
VNB		
South Africa*	15	42
United States	15	37
Europe**	26	88
	56	167

3 Segment information *continued*

(v) Value of new business (after tax) *continued*

	£m	
	3 months ended 30 September 2006	9 months ended 30 September 2006
APE margin		
South Africa*	17%	15%
United States	23%	19%
Europe**	10%	13%
	13%	15%
PVNBP margin		
South Africa*	2.6%	2.3%
United States	2.6%	2.2%
Europe**	1.3%	1.6%
	1.7%	1.8%

* Gross of minority interests.

** For the period from 1 February 2006.

The assumptions used to calculate the VNB are consistent with those used in the European Embedded Value Supplementary Information as at 30 June 2006 except where the risk-free rate has moved by more than 25bp. Hence the risk discount rate used in the US was 7.8% (compared to 8.4% as at 30 June 2006), in Nordic it was 6.6% (7.0% as at 30 June 2006) and in rest of Europe it was 4.2% to 7.5% (4.4% to 7.5% as at 30 June 2006).

4 Adjusting items

(i) Goodwill impairment and impact of acquisition accounting

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

	£m	
	3 months ended 30 September 2006	9 months ended 30 September 2006
Goodwill impairment	1	3
Amortisation of deferred costs and revenue	(32)	(86)
Amortisation of acquired PVIF	87	245
Amortisation of other acquired intangible assets	14	43
	70	205

Goodwill impairment of £1 million was incurred by the Group's South African general insurance business in the three months ended 30 September 2006 (nine months ended 30 September 2006: £3 million).

In applying acquisition accounting deferred revenue and acquisition costs are not recognised. These are reversed in the acquisition balance sheet and replaced by an intangible asset for the value of the acquired present value of in-force business ('acquired PVIF'). In determining adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the amortisation of acquired PVIF.

The amortisation of deferred costs and revenue for the Skandia businesses for the three months ended 30 September 2006 was £32 million (nine months ended 30 September 2006: £86 million). The amortisation of acquired PVIF for the Skandia businesses was £80 million over the same period (nine months ended 30 September 2006: £225 million).

Compared to the prior period, the exclusion of acquired PVIF amortisation is a change in methodology in respect of calculating the adjusted operating profit of the Group's long-term business in the United States. Comparative information has been restated accordingly. The US long-term business PVIF amortisation charge in the three months to 30 September was £7 million (nine months ended 30 September 2006: £20 million).

(ii) Profit on disposal of subsidiaries, associated undertakings and strategic investments

There were no disposals in the three months ended 30 September 2006. Profit on disposal of subsidiaries, associates and strategic investments in the nine months ended September 2006 is summarised below:

	£m
	9 months ended 30 September 2006
Net profit on disposal of subsidiaries, associated undertakings and strategic investments before tax	97
Tax	(2)
Net profit on disposal of subsidiaries, associated undertakings and strategic investments after tax	95
Net profit on disposal of subsidiaries, associated undertakings and strategic investments after tax is attributable to:	
Equity holders of the parent	88
Minority interests – ordinary shares	7
	95

4 Adjusting items *continued*

(iii) Long-term investment return

Profit before tax is calculated on the basis of actual investment return earned by the long-term business. Adjusted operating profit is stated after allocating an investment return earned by the Group's long-term and general insurance businesses based on a long-term investment return. The differences between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For South Africa long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For the Group's South Africa general insurance business, the return is an average value of the investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. For US and Europe long-term businesses, the return is applied to average investible assets.

Long-term investment rates	
South Africa long-term business and general insurance – weighted average	**11.1%**
Equities	**13.0%**
Cash and other investible assets – Rand denominated	**9.0%**
Cash and other investible assets – other currencies	**6.0%**
United States– weighted average	**5.9%**
Europe long-term business – weighted average	**4.4%**

		£m
Analysis of short-term fluctuations in investment return	**3 months ended 30 September 2006**	**9 months ended 30 September 2006**
Long-term business		
Actual investment return attributable to shareholders	**89**	**214**
Less: long-term investment return	**(35)**	**(111)**
	54	**103**
General insurance business		
Actual investment return attributable to shareholders	**18**	**72**
Less: long-term investment return	**(9)**	**(39)**
	9	**33**
Short-term fluctuations in investment return	**63**	**136**

4 Adjusting items *continued*

(iv) Investment return adjustment for Group equity and debt instrument held in life funds

Adjusted operating profit includes investment returns on life fund investments in Group equity and debt instruments. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's banking subsidiary in South Africa. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. In the nine months to 30 September 2006 the total investment return attributable to such items was £148 million (three months to 30 September 2006: £51 million).

(v) Dividends declared to holders of perpetual preferred callable securities

Dividends accrued for the holders of the Group's perpetual preferred callable securities were £30 million for the nine months ended 30 September 2006. These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. Of this £30 million, £22 million has been declared to holders of perpetual preferred callable securities and has been recognized in equity.

5 Income tax expense

		£m
	3 months ended 30 September 2006	9 months ended 30 September 2006
Current tax		
United Kingdom tax		
Corporation tax	35	49
Double tax relief	(41)	(41)
Overseas tax		
South Africa	51	206
United States	(1)	5
Europe	11	35
Secondary tax on companies (STC)	27	34
Prior period adjustments	(1)	2
Total current tax	81	290
Deferred tax		
Origination of temporary differences	27	109
Write down deferred tax assets	4	9
Total deferred tax	31	118
Total income tax expense	112	408

Income tax on adjusted operating profit is determined as follows:

		£m
	3 months ended 30 September 2006	9 months ended 30 September 2006
Income tax expense	112	408
Tax on adjusting items		
Impact of acquisition accounting	14	33
Profit on disposal of subsidiaries, associated undertakings and strategic investments	1	(2)
Short-term fluctuations in investment return	(8)	(35)
Income tax attributable to policyholders included within adjusted operating profit	(57)	(141)
Tax on dividends accrued to holders of perpetual preferred callable securities recognised in equity	(2)	(7)
Income tax on adjusted operating profit	60	256

6 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial period attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the period excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment schemes and other related undertakings.

		£m
	3 months ended 30 September 2006	9 months ended 30 September 2006
Profit for the financial period attributable to equity holders of the parent	126	506
Dividends accrued to holders of perpetual preferred callable securities	(6)	(23)
Profit attributable to ordinary equity holders	120	483

		Millions
	3 months ended 30 September 2006	9 months ended 30 September 2006
Weighted average number of ordinary shares in issue	5,489	5,287
Shares held in charitable foundations	(19)	(19)
Shares held in ESOP trusts	(102)	(102)
Adjusted weighted average number of ordinary shares	5,368	5,166
Shares held in life funds	(291)	(291)
Shares held in Black Economic Empowerment schemes	(225)	(225)
Weighted average number of ordinary shares	4,852	4,650
Basic earnings per ordinary share (pence)	2.5	10.4

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment schemes which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

		Millions
	3 months ended 30 September 2006	9 months ended 30 September 2006
Weighted average number of ordinary shares in issue	4,852	4,650
Adjustments for share options held by ESOP trusts	66	66
Adjustments for shares held in Black Economic Empowerment schemes	225	225
	5,143	4,941
Diluted earnings per ordinary share (pence)	2.3	9.8

6 Earnings and earnings per share *continued*

(ii) Adjusted earnings per share

Adjusted operating profit represents the Directors' view of the underlying performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, profit on disposal of subsidiaries, associated undertakings and strategic investments, and dividends declared to holders of perpetual preferred callable securities.

The reconciliation of profit for the financial period to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

		£m
	3 months ended 30 September 2006	9 months ended 30 September 2006
Profit for the financial period attributable to equity holders of the parent	**126**	**506**
Goodwill impairment, amortisation of PVIF and other acquired intangibles	55	166
(Profit) / loss on disposal of subsidiaries, associated undertakings and strategic investments	(3)	(88)
Short-term fluctuations in investment return	(53)	(97)
Investment return adjustment for Group equity and debt instruments held in life funds	51	148
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	(4)	(16)
Dividends accrued for holders of perpetual preferred callable securities	(6)	(23)
Adjusted operating profit after tax attributable to ordinary equity holders	**166**	**596**
Adjusted weighted average number of ordinary shares (millions)	5,368	5,166
Adjusted operating earnings per ordinary share (pence)	**3.1**	**11.5**

Listings and share analysis

The Company's shares are listed on the London, Johannesburg, Malawi, Namibian, Stockholm and Zimbabwe Stock Exchanges. The primary listing is on the London Stock Exchange and the other listings are all secondary listings. Listing on the Stockholm Stock Exchange began on 2 February 2006. The ISIN number of the Company's shares is GB0007389926.

At 30 September 2006, the Company had 5,489,290,950 ordinary shares of 10p each in issue (31 December 2005: 4,089,957,690. A total of 1,399,333,260 shares were issued during the nine months then ended (31 December 2005: 236,033,382), of which 1,389,361,918 related to acquisition of Skandia and the remainder were issued under the Company's employee share plans. The time-weighted average number of shares in issue during the nine months to 30 September 2006 was 5,286,679,623 (31 December 2005: 3,950,564,092 No shares were held by the Company as treasury stock at 30 September 2006 (2005: nil) and no shares were bought back by the Company during the nine months then ended (2005: nil).

Financial calendar

The Company's financial calendar for the following 12 months is as follows:

Interim dividend payment date	30 November 2006
Final results for 2006	February 2007
First quarter 2007 results and Annual General Meeting	May 2007
Interim results for 2007	August 2007
Third-quarter results for 2007	November 2007

Websites

Further information on the Company can be found at the following websites:

www.oldmutual.com

www.oldmutual.co.za

Application for listing of additional shares on Completion of the Group's Namibian Black Economic Empowerment transactions and number of shares in issue

Applications have been made to the UK Listing Authority for admission to listing and to the London Stock Exchange for admission to trading of 10,334,718 ordinary shares of 10p each in the Company. The shares to which these applications relate will be issued on 14 December 2006 on completion of the Company's Namibian Black Economic Empowerment transactions, full details of which were announced on 5 September 2006. When issued, the shares will rank *pari passu* with the existing ordinary shares in the Company.

It is expected that admission will be granted on 13 December 2006, and that dealings will commence on 14 December 2006.

Applications will also be made for the shares concerned to be admitted to listing on the other five exchanges where the Company's shares are listed.

The Company has also today filed block-listing updates for shares issued under its employee share schemes, as follows:

Total number of ordinary shares in issue at 30 June 2006	5,488,239,004
Shares issued under the Share Option and Deferred Delivery Plan	2,031,069
Shares issued under the Savings-Related Share Option Plan	271,217
Total number of shares in issue at 7 December 2006	5,490,541,290

11 December 2006

Enquiries:
Old Mutual plc UK
Corporate Affairs + 44 (0) 20 7002 7133

NEWS RELEASE

NEWS RELEASE

Ref: 01/07

12 January 2007

OLD MUTUAL APPOINTS NEW HEAD OF RISK AND COMPLIANCE

Old Mutual plc ("Old Mutual"), the international savings and wealth management group, is pleased to announce the appointment of Rosie Harris as Group Head of Risk and Compliance, replacing John Deane. Mrs Harris joins from Prudential plc, where she is currently Chief Operating Officer for Prudential UK and Europe.

Working with group and business unit management, Mrs Harris will be responsible for implementing and running an effective group-wide risk management framework and will assume a position on the Old Mutual Executive Committee.

Mrs Harris joins Old Mutual after a 21-year career at Prudential plc. She has held several key roles over that period including those of Risk Management Director and Customer Service Director for Prudential UK and Europe.

Jim Sutcliffe, Group Chief Executive of Old Mutual said:

"I am delighted to welcome Rosie to Old Mutual. She has strong experience in financial services and risk management in particular. Her broad knowledge of the UK and European market will complement our increased focus in the region, and I am without doubt that her appointment will prove invaluable to Old Mutual."

Rosie Harris commented:

"Old Mutual represents a great opportunity. I am very excited to be joining at this important stage in its development and am looking forward to help drive further progress at the company."

Notes to editors

Rosie Harris

Rosie Harris qualified as a Chartered Accountant with Deloitte Haskins and Sells in Bristol. She is married with two children.

Old Mutual

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Enquiries

Investor Relations		
Malcolm Bell	UK	+44 (0)20 7002 7166
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)82 553 7980

NEWS RELEASE

Forward-looking statements

This announcement or presentation may contain certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or presentation or any other forward-looking statements that it may make.

NEWS RELEASE

Ref: 10/07

26 February 2007

NON-EXECUTIVE DIRECTORS

Old Mutual plc ("Old Mutual"), the international savings and wealth management group, is pleased to announce that Mr Bongani Nqwababa has agreed to join the Board as an independent non-executive director with effect from 1 April 2007.

Mr Nqwababa, 40, is Finance Director of Eskom Holdings Limited, the South African-based utility company that provides electricity to industrial, commercial and residential sectors of South Africa, as well as other redistributors. Among his responsibilities at Eskom, Mr Nqwababa looks over treasury, procurement, corporate and financial planning as well as the Eskom Pension and Provident Fund. Previously he enjoyed a range of senior financial roles at Shell Southern Africa, including Treasurer and CFO.

Chairman of Old Mutual, Chris Collins, said:

"We are delighted to welcome Bongani to the Board and believe that his wide-ranging experience in business, particularly in southern Africa, and strong financial acumen will enable him to make a valuable contribution to Old Mutual's future."

Bongani Nqwababa commented:

"I am extremely pleased to be joining Old Mutual at such an exciting stage of its international development. It's a well regarded company in South Africa, and I look forward to helping the team achieve its vision."

The Company confirms that there is no additional information relating to Mr Nqwababa that requires to be disclosed under Listing Rule 9.6.13.

The Company regrets to announce that Mr Michael Marks, who has been a non-executive director since 2004, has informed it that, owing to the pressure of his other business commitments, he will not seek re-election when he retires by rotation at the Annual General Meeting on 24 May 2007.

Chris Collins commented:

"We are sorry that Michael's other commitments prevent him from remaining with Old Mutual for a further period. We have greatly valued his insightful contribution to the Board."

Ends

Enquiries

Investor Relations		
Malcolm Bell	UK	+44 (0)20 7002 7166
Deward Serfontein	SA	+ 27 (0) 21 509 8709
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)82 553 7980

Notes to editors

Bongani Nqwababa

Bongani Nqwababa was born and educated in Harare, Zimbabwe. Following his qualification as a Chartered Accountant in 1991, Mr Nqwababa relocated to South Africa with Price Waterhouse, where he subsequently joined Columbus Stainless Steel in 1995 as a project financier. After a later secondment to Holland with Mees Pierson, Mr Nqwababa was awarded an MBA in Finance by the Universities of Manchester and Wales, Bangor in 1991. Following his appointment at Shell Southern Africa, he held directorships of Shell operations in South Africa, Zimbabwe and Kenya, and was jointly awarded South African Corporate Treasurer of the Year 2001.

He is married with two children.

Photos of Mr Nqwababa are available at http://www.oldmutual.com/vpage.jsp?page_id=8155.

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a balanced portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries, primarily South Africa, Europe and the United States. Old Mutual is listed on the London, Johannesburg and Stockholm stock exchanges, among others.

By conducting its business worldwide under its core values of integrity, respect and accountability, Old Mutual aspires to push beyond boundaries to drive value for all its stakeholders.

In the year ended 31 December 2005, the group reported an increase in adjusted operating profit of 30% to £1.2 billion (IFRS basis). Old Mutual had £222 billion of funds under management at 30 September 2006, and 47,000 employees.

The company will be announcing its preliminary results for the year ended 31 December 2006 on 26 February 2007.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Old Mutual plc

Results for the year ended 31 December 2006

Financial highlights

- Adjusted operating profit* (IFRS basis): up 16% to £1,459 million (2005: £1,261 million)
- Adjusted operating profit (European Embedded Value (EEV) basis): up 22% to £1,687 million (2005: £1,387 million)
- Profit for the financial year attributable to equity holders of the parent (IFRS basis): £836 million (2005: £867 million)
- Adjusted operating earnings per share* (IFRS basis): down 18% to 15.1p (2005: 18.5p)
- Adjusted operating earnings per share (EEV basis): down 14% to 17.8p (2005: 20.7p)
- Basic earnings per share (IFRS basis): 17.0p (2005: 25.1p)
- Net cash flow in relation to funds under management of £24 billion (2005: £13 billion)
- Funds under management of £239 billion at 31 December 2006 (2005: £182 billion), an increase of 31%
- Total life assurance sales, on an EEV Annual Premium Equivalent (APE) basis, of £1,535 million, an increase of 137% (2005: £648 million)
- Adjusted embedded value per share (EEV basis): 157.2p at 31 December 2006 (2005: 174.0p)
- Recommended final dividend up 13.7% to 4.15p (58c)**

Jim Sutcliffe, Chief Executive, commented:
"This set of results reflects a healthy overall performance from around the group. Funds under management grew an impressive 31% with operating profits benefiting both from a better than expected result from the Skandia acquisition and from investment in our existing businesses. Despite earnings being impacted by unfavourable currency translation impact, our strong financial position has enabled us to declare a final dividend increase of 13.7%.

The current year has started well. Although exchange rates, the cost of investing to achieve synergies across Europe, and costs in Sweden and at our South African life business to put these businesses on a sound basis for the future will hold back earnings growth for 2007, we have an excellent set of growing businesses and are clear about the tasks we must complete. We are on track to achieve over £300 billion of funds under management by the end of 2008, which should provide a solid basis for substantial future earnings growth."

26 February 2007

Wherever the items asterisked in the Highlights are used, whether in the Highlights, the Chief Executive's Statement or the Group Business Review, the following definitions apply:

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

** Indicative only, being the Rand equivalent of 4.15p converted at the exchange rate prevailing on 20 February 2007. The actual amount to be paid by way of final dividend to holders of shares on the South African branch register will be calculated by reference to the exchange rate prevailing at the close of business on 19 April 2007, as determined by the Company, and will be announced on 20 April 2007.

For further information on Old Mutual plc, please visit our website at *www.oldmutual.com.*

Enquiries

Investor Relations		
Malcolm Bell	UK	+44 (0)20 7002 7166
Deward Serfontein	SA	+27 (0)11 523 9616
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+ 27 (0)21 504 8026
College Hill (UK)		
Tony Friend	UK	+44 (0)20 7457 2020
Gareth David	UK	

Forward-looking statements

This announcement contains forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or any other forward-looking statements that it may make.

Notes to Editors:

A webcast of the analyst presentation and Q&A will be broadcast live at 9.30 a.m. (UK time), 10.30 a.m. (Swedish time), and 11.30 a.m. (South African time) today on the Company's website, *www.oldmutual.com*. Copies of these results and the associated analyst presentation, together with high-resolution images (at http://oldmutual.com/vpage.jsp?page_id=2220) and biographical details of the executive directors of Old Mutual plc, are available in electronic format to download from the Company's website. An interview with Jim Sutcliffe, Chief Executive, Old Mutual in video/audio and text is now available on the Company's website and on *http://www.cantos.com*.

The 2006 preliminary results Financial Disclosure Supplement can be found on the website. This contains a summary of key financial data for 2006 and 2005.

A year of significant international development

2006 was a year of significant international development for the Old Mutual Group, with the successful completion of our acquisition of Skandia. Reflecting the increased spread of our business, funds under management grew substantially, to £239 billion.

Our businesses around the Group produced a healthy overall earnings performance. Operating profit benefited both from a better than expected result from our Skandia acquisition and good progress at our other businesses. We ended the year with a capital surplus of over £1 billion on an FGD (Financial Groups Directive) basis. Our strong financial position has enabled us to recommend a final dividend of 4.15p per share, which produces a total dividend for 2006 of 6.25p, an overall increase of 13.6%.

Notwithstanding this healthy performance, unfavourable currency movements, particularly in the Rand's exchange rate to Sterling, reduced our IFRS earnings per share (EPS) by around 1.2p year-on-year.

The transformation of the overall profile of our business is apparent from the fact that alongside our traditional South African franchise, we now have approximately 60% of our life sales for the year on an APE basis came in the UK and the rest of Europe and over three quarters of our funds under management in the USA and Europe.

We have been pleased with what we have found at Skandia and the cultural integration has progressed well. The synergy targets announced at our market update in June 2006 are on track, with some associated costs to be incurred during 2007. Skandia's UK and Europe/Latin American businesses have exceeded expectations, while the Nordic business is still dealing with a number of legacy issues.

We continued to manage our portfolio of businesses actively during 2006. We acquired Ashfield (a large cap asset manager in the USA, completed in January 2007), Intech (an Australian asset manager) and Marriott (a property investment group in South Africa) and disposed of eSecLending, our US securities lending business, Pacific Financial Advisors, one of our US asset management businesses, and Skandia Vida, Skandia's traditional life assurance business in Spain. We have begun restructuring Old Mutual Asset Managers (South Africa) into twelve boutique businesses under the new name, Old Mutual Investment Group (South Africa), and received a special dividend from our South African general insurer, Mutual & Federal Insurance Company Limited.

Growth is evident from our net cash flow of £24bn, increase in gross unit trust sales of 185% and life APE sales of 137% and increase in funds under management (after discounting businesses disposed of) of 31%.

Our 53%-owned South African banking subsidiary, Nedbank Group, continued on its return to health, with a 38% increase in profit and Return on Equity of 18.6%. Plans for our South African businesses to cooperate strategically and, where appropriate, operationally to deliver ever-increasing bancassurance and other synergy benefits are progressing well.

During the year we were pleased to welcome Jonathan Nicholls as Group Finance Director. Jonathan has already started to make an impact on our financial and accounting processes.

Outlook

This set of results reflects a healthy overall performance from around the group. Funds under management grew an impressive 31% with operating profits benefiting both from a better than expected result from the Skandia acquisition and from investment in our existing businesses. Despite earnings being impacted by the unfavourable currency translation impact, our strong financial position has enabled us to declare a final dividend increase of 13.7%.

The current year has started well. Although exchange rates, the cost of investing to achieve synergies across Europe, and costs in Sweden and at our South African life business to put the business on a sound basis for the future will hold back earnings growth in 2007, we have an excellent set of growing businesses and are clear about the tasks we must complete. We are on track to achieve over £300 billion of funds under management by the end of 2008, which should provide a solid basis for substantial future earnings growth.

We are confident that Old Mutual will continue successfully on its journey to become a premier international savings and wealth management group.

Jim Sutcliffe

Chief Executive

GROUP RESULTS

For Old Mutual, 2006, with the acquisition of Skandia, was a transforming year during which we were able to produce a healthy set of results, driven by strong sales and cash earnings and an increased level of funds under management. The acquisition of Skandia in February resulted in a significantly larger and more internationally diversified business.

Group Highlights (£m)	**2006**	2005	Change
Adjusted operating profit (IFRS basis) (pre tax)	**1,459**	1,261	16%
Adjusted operating profit (EEV basis) (pre tax)	**1,687**	1,387	22%
Profit before tax (IFRS)	**1,714**	1,606	7%
Adjusted operating earnings per share (IFRS basis)	**15.1p**	18.5p	(18%)
Adjusted operating earnings per share (EEV basis)	**17.8p**	20.7p	(14%)
Basic earnings per share (IFRS basis)	**17.0p**	25.1p	(32%)
Embedded Value (£bn)	**8.6**	7.1	21%
Adjusted Embedded Value per share (EEV basis)	**157.2p**	174.0p	(10%)
Value of new business	**244**	113	116%
Life assurance sales (APE) (£bn)	**1,535**	648	137 %
Unit trust / mutual funds sales (£bn)	**7,961**	2,795	185%
Net fund inflows (£bn)	**24**	13	85%
Funds under management (£bn)	**239**	182	31%
Return on equity (%) [1]	**12.0%**	18.8%	
Return on Embedded Value	**13.8%**	16.5%	
Full dividend (p)	**6.25p**	5.5p	14%

Strong growth in sales and assets across all regions, including our enlarged European operation, contributed to an encouraging increase in adjusted operating profit before tax. This represents a 30% increase in the life result and a 17% increase in the asset management, banking and general insurance result, with all regions improving on a local currency basis.

Adjusted operating profit after tax and minority interests increased by 11% from £710 million in 2005 to £790 million in 2006, resulting in adjusted operating earnings per share of 15.1p for 2006.

The split of the Group by adjusted IFRS earnings (after tax and minority interests, excluding corporate) is now broadly 58% South Africa, 20% United States, 20% Europe 2% Asia Pacific and elsewhere, reflecting the greater diversification of our earnings as a result of the Skandia acquisition.

[1] Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

Adjusted Embedded Value operating profit up 22%

The increase of 22% in the Group's adjusted operating profit on a European Embedded Value (EEV) basis primarily reflects the significant contribution from Skandia, strong new business growth, and the increased profit from the non-covered business in Nedbank and our asset management businesses.

The adjusted embedded value operating profit of £981 million for our covered business was up 40% from £701 million for the year ended 31 December 2005. This increase was driven by the acquisition of Skandia, which contributed 40% of the profit. The contribution of the South African and United States businesses were 50% and 10% respectively. The value of new life business grew by 116% to £244 million. The increase on prior year is caused by the contribution from Skandia - and growth of 16% in South Africa, partially offset by a managed volume reduction of 12% in the United States.

Whilst operating assumptions across all businesses were more conservative, this impact was largely offset by risk margin recalibration, ranging from 10bps to 30bps. This was driven by the lower risk profile of our business and the impact of higher markets and interest rates reducing the expected cost of financial options and guarantees.

Dilution reduces Adjusted Embedded Value per share down by 10.0%

Adjusted Group Embedded Value (EV) (adjusted primarily to bring listed Group subsidiaries to market value) increased by 21% to £8.6 billion at 31 December 2006 (31 December 2005: £7.1 billion). The adjusted Group EV per share has reduced from 174p to 157.2p at 31 December 2006. Return on Group EV was strong at 13.8%.

The movement in the embedded value per share has been driven by the dilution impact of approximately 22p as a result of acquiring Skandia and depreciation of the South African Rand and US Dollar over the year by 26% and 14% respectively, offset by market movements and operating profit growth.

Synergies on track

The purchase of Skandia, with its leading open architecture technology, builds out our European operations and provides significant opportunities for organic, new start-up and acquisitive growth. The integration and synergies benefits of £70 million per annum (announced in June 2006) are on track to be delivered by end-2008.

Funds under management up 31%

We are pleased with the increased level of our sales and assets following the Skandia acquisition. The Annual Premium Equivalent (APE) of new business increased 137% and the Value of New Business has also more than doubled. Net fund inflows were £24 billion representing 11% of FUM when Skandia's opening FUM are taken into account. Total funds under management is up 31% to £239 billion.

Capital position

Highlights (£m)	2006	2005	% Change
Senior debt gearing	**6.0%**	6.1%	**(2%)**
Total gearing	**21.8%**	23.6%	**(8%)**

The Group's gearing level remains comfortably within our target range, with senior debt gearing[2] at 31 December 2006 of 6.0% (6.1% at 31 December 2005) and total gearing, including hybrid capital, of 21.8% (23.6% at 31 December 2005) reflecting the funding of Skandia. In January 2006 the Group issued £300 million of Lower Tier 2 Preferred Callable Securities as part of the public debt raising associated with the Skandia acquisition.

The Group continues to develop its economic capital programme. Over the year, we have observed a strengthening in our overall capital position, with available financial resources significantly in excess of the economic capital the Group believes would be required to support its target credit rating.

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates. Our FGD surplus was £1 billion at 31 December 2006.

[2] Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an EEV basis. Senior debt excludes debt from banking activities and is net of cash and short-term investments that are immediately available to repay debt and derivative assets relating to swaps associated with senior debt, so as to reflect debt valued on effective currency and interest rate positions. Total gearing is similarly based, but includes hybrid capital instruments within debt.

Holding company cash flow

The table below shows the cash flows of the Old Mutual plc holding company and its satellite holding companies in South Africa, the United States and, since 1 February, Europe. We believe this provides a clearer picture of the receipts and payments of available cash within the Old Mutual group than the IFRS holding company cash flow statement.

	£m	£m
Total debt at 31 December 2005		**1,982**
Opening liquid assets held centrally	**704**	
Operational receipts	535	
Capital receipts	356	
Net debt raised	387	
New equity issuance	14	
Operational expenses	(156)	
Acquisitions, including Skandia	(1,287)	
FX adjustments and other items	18	
Cash available	**571**	
Old Mutual plc dividend paid	(281)	
Organic investment	(214)	
Closing liquid assets held centrally	**76**	
Net debt raised		387
Skandia's debt included at 31 December 2006 and other adjustments		114
Total debt 31 December 2006		**2,483**
Liquid assets held centrally		(76)
Total net debt 31 December 2006		**2,407**

Total available cash within the holding companies at the end of 2005 was £704m, largely being held in anticipation of financing the purchase of Skandia. During 2006, the holding companies received a total of £891m of operational and capital receipts from business units, plus net debt and equity proceeds of £401 million.

After operational expenses, acquisition payments and adjusting items, there was £571m in available cash, of which £281m was used to pay the Old Mutual plc dividend and £214m invested in the businesses.

The balance of remaining cash at the end of 2006 was £76m, which is more in line with normal expectations than the end 2005 balance, as surplus cash is generally applied to reduce outstanding debt.

Taxation

The Group's effective tax rate[1] for the year ended 31 December 2006 of 26% increased from 25% for the corresponding period in 2005. The main reasons for this movement are as follows:

- Increased STC (Secondary Tax on Companies) paid on dividends has led to a 1% increase
- A reduction in the amount of non-taxable income has led to a 4% increase
- Against this, the tax rate has reduced by 3% as a result of additional profits arising in lower tax jurisdictions.

Dividend

The directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2006 of 4.15p per share, making a total of 6.25p per share for the year, an increase of 13.6% over 2005. The indicative Rand equivalent of this final dividend[2] is 58c, making a total of 89c for the year, an increase of 45%. The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and cash flow requirements of Old Mutual's businesses.[3]

Jonathan Nicholls
Group Finance Director

26 February 2007

[1] Based on the tax charge excluding income tax attributable to policyholder returns as a proportion of profit before tax but after income tax attributable to policyholder returns

[2] Based on rates at 20 February 2007 (R13.9876 = £1).

[3] The record date for this dividend payment is the close of business on Friday, 11 May 2007 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 4 May 2007 and on the London and Stockholm Stock Exchange Tuesday, 8 May 2007. The shares will trade ex-dividend from the opening of business on Monday, 7 May 2007 on the JSE and the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on Wednesday, 9 May 2007 on the London and Stockholm Stock Exchanges.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on Thursday, 19 April 2007 and will be announced by the Company on Friday, 20 April 2007.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Thursday, 7 May and Friday, 11 May 2007, both dates inclusive, and transfers between the registers may not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Thursday, 24 May 2007. Subject to being so approved, the final dividend will be paid on Thursday, 31 May 2007.

AFRICA

Satisfactory increase in profits

Strong rand growth in funds under management

Continued strong recovery at Nedbank

Impressive life and non-life sales

Highlights (£m)	**2006**	2005	% Change
Adjusted operating profit – pre-tax	**1,124**	1,083	4%
Life assurance sales (APE)	**392**	358	9%
Unit trust sales	**1,256**	1,226	2%
Funds under management (£bn)	**41**	43	(5%)

Highlights (Rm)	**2006**	2005	% Change
Adjusted operating profit – pre-tax	**13,997**	12,539	12%
Life assurance sales (APE)	**4,888**	4,141	18%
Unit trust sales	**15,622**	14,200	10%
Funds under management (Rbn)	**561**	472	19%

Our African businesses continue to benefit from an expanding South African economy with GDP growth of 4.5% and growth of 38% in the JSE All Share Index over the year. We are well positioned across all key product and market sectors to benefit from these positive economic conditions.

Despite the deterioration of the rand, adjusted operating profit for the African businesses increased by 4% on a sterling basis, mainly as a result of the significant increase in Nedbank Group's results as the momentum of the recovery programme continued. The increase in funds under management 'on a Rand basis' despite high outflows, reflects the impact of buoyant markets. These outflows arose principally from the R30 billion withdrawal of Public Investment Corporation (PIC) assets and the depressed investment performance in the early part of 2006.

Several projects aimed at realising revenue and cost synergies between the three businesses have progressed well. In particular, the project to leverage the scale of the data and voice transmission has yielded considerable savings. Bancassurance life sales between Old Mutual and Nedbank have increased 61%.

LIFE ASSURANCE & ASSET MANAGEMENT - OLD MUTUAL SOUTH AFRICA (OMSA).

Substantial sales growth

OMSA delivered another year of impressive sales. This was buoyed by the expanding South African economy driving the demand for investment and insurance products. We are also reaping the benefits of the investment in our retail distribution over the last three years. Our higher sales force numbers and strong medium term investment performance boosted growth in unit trust sales. Despite the shift in customer preference to non-life investment products our Individual Life sales (APE) grew by 19% in our core market. The introduction of new-era products to capture this trend boosted the sales growth. Group life sales (APE) were up 11%.

Responding to our customers' demands for greater investment flexibility and focus, we announced in January 2007 the restructuring of Old Mutual Asset Managers (SA) into twelve autonomous investment houses under the umbrella of Old Mutual Investment Group South Africa. This new multi-boutique business is styled on the successful model operated by our US Asset Managers and combines the benefits of Old Mutual's international reach and strong support infrastructure. We also acquired Marriott, a property specialist and Umbono, the black-empowered investment boutique which gives our customers access to the country's largest index tracking group in South Africa. This restructuring brings our asset management business in line with emerging trends in the global investment world.

Highlights (Rm)	2006	2005	% Change
Life assurance adjusted operating profit*	**3,077**	3,819	(19%)
Asset management adjusted operating profit	**874**	801	9%
Long term investment return (LTIR)	**1,773**	1,453	22%
IFRS adjusted operating profit - pre-tax	**5,724**	6,073	(6%)
Return on Allocated Capital	**23%**	27%	
Embedded Value adjusted operating profit of covered business (pre tax)	**5,752**	6,352	(9%)
Embedded Value of the covered business	**33,274**	30,944	8%
Return on Embedded Value of the covered business	**13.5%**	17.6%	
Life assurance sales (APE)	**4,416**	3,784	17%
Unit trust sales (Rbn)	**14,833**	13,319	11%
Value of new business	**781**	614	27%
APE margin (post tax)	**18%**	16%	
SA client funds under management (Rbn)	**424**	362	17%
Net client cash flows (Rbn)	**(29)**	(18)	

*Includes income from associated undertakings

Unit trust sales up 11%

Retail unit trust sales grew in both our broker and agency channels, with sales for the year up to a record R14.8 billion, driven by specific product-level marketing, our ongoing investment in distribution, sales growth through our open-architecture platform, client preference toward non-life investment products and the current positive investment environment in South Africa.

Sales growth, although robust, tapered off in the second half of the year as a result of the volatile market and short-term investment performance slippage during the first half of the year. Again, we are confident that our new boutique model will address these concerns.

Life sales (APE) up 17%

Our investment in our distribution capability has benefited growth in life sales. Despite the move to non-life investment products, individual life sales are up 19% and institutional sales are up 11% on 2005. Good growth was experienced across all core product categories and distribution channels despite a shift in consumer preference to unit trust products. The sharp upsurge in life sales in the fourth quarter, which has continued into the new year, sets us up well for 2007 as a whole.

Individual Life sales up 19%

Individual APE (Rm)	2006	2005	% Change
Savings	**1,279**	1,165	10%
Protection	**897**	710	26%
Annuity	**193**	175	10%
Group Schemes	**887**	685	29%
Total	**3,256**	2,735	19%
Single	**841**	706	19%
Recurring	**2,415**	2,029	19%

Individual single premiums showed excellent growth, positively impacted by the bullish investment environment and a strong increase in bancassurance life sales through the Nedbank Group channel. Bancassurance sales, year-on-year were up 61% and as a proportion of total life APE grew from 9% last year to 13% this year. Sales of single premium savings products also showed good growth, supported by strong demand for our popular Investment Frontiers and MAX product range.

Although we enjoyed strong demand for risk products, life wrapped recurring premium investment products remain under pressure as a result of negative publicity around these products. Non-life wrapped sales continue to grow, and sales of recurring premium life savings products through our Group Schemes channel have increased by 29% as a result of higher sales force numbers.

Institutional sales up 11%

Institutional APE (Rm)	2006	2005	% Change
Savings	**629**	310	103%
Protection	**99**	157	(37%)
Annuity	**193**	162	19%
Healthcare	**239**	420	(43%)
Total	**1,160**	1,049	11%
Single	**788**	425	85%
Recurring	**372**	624	(40%)

Single premium sales (which tend to be lumpy in nature) were 85% above last year's levels largely as a result of a large Symmetry inflow and several large schemes in the fourth quarter. Institutional Business life recurring premiums declined mainly as a result of disappointing Healthcare sales which reflects the impact of declining membership in our Oxygen scheme following problems with the approval of new benefit options at the start of 2006. A new 75,000-member scheme was tendered for and won (coming on stream in 2007) at the end of the year supporting our efforts to bulk up our healthcare administration. Excluding Healthcare, Institutional sales (APE) is 46% ahead of 2005.

Value of new life business increases as "value for money" for clients improves

Across OMSA, the after-tax value of new life business was R781 million, 27% higher than in 2005. This increase is pleasing given our continued focus on initiatives to improve value for money for customers as well as the investments we have made to increase our distribution capacity during 2006.

New business APE margins have increased to 18% overall from 16% in 2005. Within this result, the Institutional Business margin increased from 18% to 20% and Individual Business margin increased from 16% to 17%. The margin increased due to a change in the mix of business sold with increased sales of Group Schemes and Nedlife in individual business and with-profit annuity business in Institutional Business. The increase in margin was despite the investment in growing our sales forces and distribution capability, the switch to lower charge less capital intensive products, and more competitive pricing of our products.

Growth of 17% in funds under management

Funds under management increased by 17% buoyed by higher equity markets and net fund inflow. Funds under management include R19 billion of funds introduced as part of the acquisition of Marriott Property and Income Specialists in July 2006.

Net fund outflows of R29 billion was disappointing and were severely impacted by the R30 billion of funds withdrawn by the PIC in December 2006 (R10 billion withdrawal in 2005) and, in the second half of the year, concerns over short-term performance slippage. Excluding the PIC withdrawal, net fund inflow was broadly neutral for the year as a result of management actions taken during 2006 to reduce the outflow of client funds experienced in 2005 and to improve inflows through our distribution initiatives. The PIC has indicated that it will place assets with specialists and empowered managers. We believe that with our new boutique structure, investment record and strong empowerment credentials, we are favourably positioned to compete for asset management mandates of all types.

Cash flows benefited from strong positive unit trust inflows into the wholesale and retail market during the first six months of the year. We are very encouraged by the strong net inflows that were achieved by the Symmetry multi-manager business during the final quarter.

Good investment performance continues

OMAM (SA) continued to deliver strong investment performance over the medium-term, maintaining its ranking of third out of the eleven institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large) Survey over the three years to 31 December 2006. At 31 December 2006, 81% of funds managed by OMAM (SA) weighted by value outperformed their benchmarks over three years. Our Asset management earnings include the results of Marriott Property and Income Specialists (acquired in July), which together contributed a profit R30 million after integration costs. Excluding the one-off gains in OMSFIN in 2005, Asset Management profits increased 39%.

Earnings depressed

Total earnings decreased by 6% partially as a result of adjustments made in the third quarter in our life assurance and healthcare business. Also impacting on our earnings was the increased investment in our distribution capability. The shift to lower margin and less capital-intensive products subdued expectations for core earnings. IFRS earnings were also negatively affected by the rising (Rand) share price.

Asset Management profits grew by 9% supported by the effects of a higher market. LTIR, partially offset by a reduction in life assurance profits, nevertheless rose by 22%, reflecting the growth in assets held in the shareholders' fund over recent years.

Although our return on allocated capital dropped in 2006, this is still considerably above our hurdle despite being hit by the adjustments mentioned above.

Strong capital position

The capital strength of the South African life company remains strong at a 3.7 times coverage of the Statutory Capital Adequacy Requirement (SCAR), after allowing for statutory limitations on the value of certain assets. This compares with the coverage of 2.8 times at 31 December 2005.

BANKING - NEDBANK GROUP (NEDBANK)

Growth strategy reflected in performance

Headline earnings up 40% to R4,435 million

Nedbank has maintained the momentum reported in the interim and third quarter results, ending the year with a strong performance in the final quarter. All divisions recorded strong growth and improved return on equity (ROE) over 2005.

Highlights (Rm)	**2006**	2005	% Change
Adjusted operating profit	**6,940**	5,047	38%
Headline earnings*	**4,435**	3,167	40%
Net interest income*	**10,963**	8,529	29%
Non-interest revenue*	**9,468**	8,469	12%
Net interest margin*	**3.92%**	3.55%	-
Cost to income ratio*	**58.2%**	64.8%	-
ROE*	**18.6%**	15.5%	-
ROE* (excluding goodwill)	**22.1%**	18.9%	-

*As reported by Nedbank

Strong performance

Adjusted operating profit grew as a result of the continued positive banking environment, increasing growth in both net interest income and non-interest income, together with disciplined expense management.

Average interest-earning banking advances grew by 16.5%, with strong growth experienced in retail advances, particularly residential home loans. This growth contributed to an increase in Total Assets to R425 billion.

Nedbank has started to show improvements in market share in a number of asset categories particularly retail mortgages and other private sector loans (mainly corporate lending). This can be attributed to the brand being repositioned as a bank for all Southern Africans, increased brand awareness, price reductions in several retail banking products and the launch of a number of new retail products together with continued strong performances from Nedbank Capital and Nedbank Corporate.

Net interest income growth of 29%, Net interest margin increases to 3.92%

Net interest income (NII) growth was particularly strong. The margin increase was driven by the increased endowment together with the higher interest rate environment, positive mix changes from the growth in higher margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in higher margin personal loans. NII benefited from this increase in the margin together with the growth in advances of 24%.

Nedbank anticipates some margin reduction during 2007 as a result of asset growth being funded largely by wholesale deposits. This will be partially offset by the remaining endowment effect from the interest rate increases.

Impairment losses on loans and advances

The impairments charge rose by 25% for the year. The impairments charge to average advances remained at low levels at 0.52% for the full year. Impairments were negatively impacted by the mix change in advances, referred to above, with higher margin retail advances and personal loans attracting appropriately higher levels of impairments, but with overall and particularly in the corporate division, our credit experience remained good.

Non-interest revenue growth of 12%

Growth in non interest revenue (NIR) was mainly attributable to continued volume growth in Nedbank Corporate and Nedbank Retail, property private equity revaluations and realisations in Nedbank Corporate, private equity revaluations and realisations in Nedbank Capital, strong deal flow in Nedbank Capital, and strong growth in Bond Choice origination fees combined with new business premium growth in our bancassurance operations.

NIR growth has been affected by the price reductions in Nedbank Retail. In July 2006 Nedbank Retail reduced fees for individual current account clients by an average of 13%.

Cost-to-income ratio of 58.2%

The improvement in the cost to income ratio is a result of the growth in operating income and disciplined expense management. As expected, this ratio is above the level of 57.3% reported in June 2006 due to the planned investment in distribution and branding in the second half of the year.

Strong capital position

Nedbank remains well capitalised with a Tier 1 capital adequacy ratio of 8.3% (9.4% at 31 December 2005) and total capital adequacy ratio of 11.8% (12.9% at 31 December 2005). During the year Nedbank executed a number of initiatives as part of the group's ongoing long-term capital management programme, which seeks to achieve an optimal and prudent capital structure including the buy-back of 13.7 million shares.

Nedbank's return on equity (ROE) is now comfortably ahead our cost of capital. While the ROE was ahead of the 2006 target, the planned investment in distribution makes the 55% cost-to-income ratio more challenging in 2007.

Award winning bank

Nedbank received the international award for Emerging Markets Corporate Social Responsibility Bank of the Year' for the second consecutive year and the award for "Bank of the Year in South Africa" at the Banker's 2006 Awards in London. During 2006 Nedbank was also rated first in its category in the JSE Socially Responsible Investment Index and again included in the Dow Jones World Sustainability Index.

GENERAL INSURANCE – MUTUAL & FEDERAL

Highlights (Rm)	2006	2005	% Change
Adjusted operating profit	**1,039**	1,178	(12%)
Gross premiums*	**8,549**	8,004	7%
Earned premiums*	**7,458**	6,882	8%
Claims ratio*	**63%**	62%	
Underwriting ratio*	**6.1%**	8.4%	
Solvency ratio*	**49%**	74%	
Return on capital* (3 year average)	**27.5%**	27.4%	

* As reported by Mutual & Federal

Strong performance in a softening cycle

Mutual & Federal delivered another year of solid results, achieving premium growth in a softening insurance market. The adjusted operating profit was boosted by a reserve release of R215 million and was delivered despite the anticipated deterioration in trading conditions in the short-term insurance market which resulted in a modest decrease in Mutual & Federal's adjusted operating profit for the year. Although profitability is 12% lower than last year, Mutual & Federal's continued close management of expenses, premium growth despite persistent pressure on premium income, and an overall relatively low level of claims reflects management's focus on the business's profit levers.

Solid premium growth at 7%

The increase in total gross premiums for the year was broadly in line with inflation and was achieved despite the intensifying of competition and ongoing pricing pressure on premium income.

Underwriting surplus maintained

Mutual & Federal generated an underwriting surplus of R455 million, down 21% from a surplus of R577 million in 2005. The underwriting ratio (the ratio of underwriting surplus to net earned premiums) was 6.1% (2005: 8.4%).

Claims ratio impacted by increased claims

The general level of claims increased over last year, with the claims ratio increasing to 63% from 62%. The motor account was impacted by a sharp increase in the incidence of motor accidents and the continuing escalation in repair costs. In addition, substantial weather related claims were experienced as a result of hailstorms during the year.

Capital Management

The solvency ratio at year end was 49%, substantially impacted by the payment of a special dividend to shareholders following the detailed review of its capital requirements (31 December 2005: 74%). The capitalisation award, with a cash alternative of 800 cents per share, was paid in September 2006 and represented R2.1 billion or 40% of the net asset value of the company. The current solvency level is considered sufficient to sustain ongoing operations, as well as support the future development of the business.

A final dividend of 135c per share was recommended, making a total of 175c for the year (2005: 155c).

Return on capital remained strong as a result of the payment of the special dividend and the satisfactory underwriting performance during the year.

UNITED STATES

Excellent Investment performance continues

Life sales in target range at good margins

Highlights (£m)	**2006**	2005	% Change
Adjusted operating profit (IFRS)	**251**	224	12%
Embedded Value adjusted operating profit (covered business)	**98**	122	(20%)
Life assurance sales (APE)	**262**	290	(10%)
Mutual fund sales	**743**	245	203%
Net fund flows (£bn)	**16***	14	14%
Funds under management (£bn)	**134**	132	1.5%

Highlights ($m)	**2006**	2005	% Change
Adjusted operating profit (IFRS)	**465**	407	14%
Embedded Value adjusted operating profit (covered business)	**181**	222	(18%)
Life assurance sales (APE)	**482**	528	(9%)
Mutual fund sales	**1,369**	445	208%
Net fund flows ($bn)	**30***	26	15%
Funds under management ($bn)	**263**	227	16%

* Excluding the impact of eSecLending.

Our US business is well placed to achieve strong growth as we enhance our products and investment styles. We introduced a common management structure across the Life and Asset Management businesses and aim to implement a coordinated retail distribution strategy in 2007.

IFRS adjusted operating profit for the US businesses was driven by strong funds inflows, positive equity markets and excellent investment performance in our US Asset Management business and sustained growth in assets at US Life.

The asset management business enjoyed a 16% increase in funds under management in US $ terms, notwithstanding the sale of eSecLending and First Pacific Advisors, whilst US Life funds under management grew by 10% to $22 billion. On a Sterling basis, funds under management reflected the dollar depreciation during 2006.

From 1 January 2007, Old Mutual Asset Managers (UK) (OMAM(UK)), a specialist asset management boutique firm located in London, will become an affiliate of US Asset Management.

US ASSET MANAGEMENT

Strong net client cash inflow

Highlights ($m)	2006	2005	% Change
Adjusted operating profit (IFRS)	**235**	214	10%
Funds under management ($bn)	**261**	226	15%
Net fund flows ($bn)	**30***	26	15%
Mutual fund sales ($m)	**1,369**	445	208%
Operating margin	**28%**	26%	-

*Excludes impact of eSecLending

Another strong operating result

Operating earnings were strong and benefited from strong transaction and performance fees, and strong asset growth resulting from net cash inflows and positive market conditions.

Earnings were boosted by transaction and performance fees of $112 million (2005: $106 million) with a sharp increase in performance fees at Acadian. In addition, we benefited from unrealised gains of $18 million in relation to our seed capital investments in new funds. New earnings were produced from Copper Rock and Larch Lane which partially offset a reduction in securities lending revenue following the sale of eSecLending in May 2006.

The improvement in operating margin came from positive operating leverage, higher average funds under management and a more favourable mix of transaction and performance fees on a stable expense base.

Record net funds flows and 15% growth in funds under management

Record net fund inflows of $40 billion were achieved for the year ($30 billion excluding eSecLending), as Acadian (international/ emerging markets "quant" equity), in particular continued to attract inflows.

The strong growth in funds under management was driven by record cash flows, strong investment performance and positive equity markets. Excluding the disposals of eSecLending ($25.4 billion) and FPA ($10.4 billion), funds under management is up 31% from 2005.

Excellent fund performance

Our affiliates continue to achieve excellent investment performance. At 31 December 2006 90% of assets outperformed their benchmarks over three years. Over the same period 78% of assets ranked in the first quartile of their peer group.

Building our business

Our Old Mutual Capital initiative gathered momentum with gross sales of $2.3 billion, an increase of 77% compared to $1.3 billion last year. Of this, $1.4 billion related to mutual fund sales, up 208% on last year.

US Asset Management continues to manage and balance its portfolio, with the addition of growth specialists; Copper Rock Capital Partners in February 2006, and Ashfield Capital Partners in February 2007, and of hedge fund of funds capability at Larch Lane and 2100. We divested eSecLending in May, and in October, our last remaining revenue sharing firm, First Pacific Advisors, executed an MBO.

A trend of strong net inflows, a track record of excellent investment performance, and a focus on retail distribution place the business in a favourable position to increase funds under management and earnings going forward.

US LIFE

Life assets up $2 billion

Continued increase in operating profits

EV models improved

Highlights ($m)	2006	2005	% Change
Adjusted operating profit (IFRS)*	**230**	193	19%
Return on equity*	**7.1%**	6.4%	
Embedded Value adjusted operating profit	**181**	222	(18%)
Return on embedded value (ROEV)	**6.1%**	8.5%	-
Life assurance sales (APE)	**482**	528	(9%)
Value of new business	**83**	93	(11%)
New business margin	**17%**	18%	
Funds under management ($bn)	**22**	20	10%

* 2005 restated to exclude amortisation of the present value of acquired in-force business

Earnings increased in line with assets, with asset growth driven by premiums at the planned level. Although positive earnings growth was achieved, this was slowed by the impact of higher interest rates, which led us to strengthen our capitalised assumptions on our Multi-Year Guaranteed Annuities (this gave rise to a $24 million reduction in IFRS earnings in Q3) and poorer than expected mortality experience on Single Premium Immediate Annuities.

EEV assumptions were strengthened for the Single Premium Immediate Annuities and Multi-Year Guaranteed Annuities, as highlighted at Q3 and the usage of a penalty-free surrender option. Premiums reached $3.9 billion, in the band around $4 billion that we were aiming for, but a little lower than last year when we were at the top of the target range. Together, these resulted in a reduction in the ROEV to 6.1% from 8.5%.

As we have said, we have also been engaged in a substantial upgrade of our systems and our modelling capability. This has resulted in the EV being reduced by $107 million. This has been excluded from adjusted EV earnings, and disclosed separately.

ROE increased in line with the improvement in earnings. We maintained our targeted risk-based capital ratio at 300% and were happy to see statutory profit appear in Q4.

The growth in funds under management benefited from strong net inflows, particularly from Old Mutual Bermuda which achieved inflows in excess of $1 billion for the first time, and positive market movements. The business remains on track to return cash in 2007.

Life sales volumes in target range at good margins

Following a strong performance in the final quarter, total life sales were $3.9 billion on a gross basis and $482 million on an APE basis.

Sales of equity-indexed annuities were the single largest APE contributor and represented 43% of total APE.

Offshore sales (APE) through Old Mutual Bermuda increased by 66% to $119 million, maintaining the strong momentum built in the first half of 2006. The exceptional growth reflects the strength of our relationships and overall expansion in the bank distribution network, combined with the attractiveness of our product range, which includes variable annuity, fixed annuity and equity-indexed products. Offshore annuity sales now represent a quarter of sales in our US Life business.

Margin healthy

The after tax value of new business was affected by slightly lower margins and the reduction in new life sales. Margin remains healthy and within our target range, and reflects strong investment performance and overall improvement in our pricing disciplines during 2006.

Effective financial management and risk control

Our migration to a new actuarial and finance system was successfully executed, with the new system providing enhancements to our internal processes. We continue to improve the required infrastructure to support this growing business.

EUROPE

108% surge in operating profit

Highlights (£m)*	2006	Proforma 2005	% change
IFRS adjusted operating profit	**231**	111	108%
Embedded Value adjusted operating profit (covered business)	**394**	328	20%
Life assurance sales (APE)	**881**	781	13%
Mutual fund sales	**4,306**	2,715	59%
Value of New Business	**127**	113	12%
Net fund inflows (£bn)	**6.3**		
Return on Invested Capital	**8.1%**		
Return on Embedded Value (covered business)	**13.5%**		
Funds under management (£bn)	**52**	44	18%

*All current and prior year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Strong business performance

Our European business continued to deliver very pleasing performance on the back of strong sales, net client inflows and the increasing scale of our operations in the United Kingdom and ELAM divisions. APE sales and margins in the fourth quarter improved significantly over the third when volumes were lower due to seasonal effects. Our European business now forms a very significant part of the Group's operations and international diversification, and is on track to achieve the 2008 targets communicated at the Capital Markets Day on 20 June 2006. In line with our estimates announced on 20 June 2006, £16 million was spent on integration costs realising £12 million of synergies in 2006.

Adjusted operating profit for the eleven months to 31 December 2006 increased to £231 million, building on growth in funds under management and strong sales volumes which delivered higher fund- and premium-based income growth. Value of new business grew by 12% driven by an increase in APE. This also contributed positively to the return on EEV of 13.5%.

Our higher than average exposure to baby boomers in our European markets provides a real opportunity. In the UK, we will capitalise on the market trend to wrap products with the launch in the summer of the new supermarket platform. The underlying need for advised pension savings remains and these changes are receiving the committed attention of senior management. In the ELAM Division we are expanding distribution capacity further during 2007.

UNITED KINGDOM AND OFFSHORE

Highlights (£m)*	2006	Proforma 2005	% Change
IFRS adjusted operating profit	**128**	34	276%
EV adjusted operating profit (covered business)	**208**	100	108%
Life assurance sales (APE)	**558**	480	16%
UK life assurance sales (APE)	**396**	261	52%
Unit trust sales	**3,039**	1,456	109%
Value of new business	**55**	44	25%
New business margin	**10%**	9%	
Net fund inflows (£bn)	**4.8**		
Funds under management (£bn)	**35**	29	29%

*All current and prior year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior year embedded value numbers are on a Skandia basis but allow for group expenses. 2005 figures include Selestia.

2006 was a year of significant achievement for UK Division, characterised by strong sales, strong net fund inflows and ongoing recognition from our distributors. Life sales growth was better than average in the UK market with pension sales, driven by A day, up 65% to £230 million and overall life sales, including offshore, up 16%. In November, Skandia UK were awarded their 26th Financial Adviser 5-star award in 16 years, which this year included the 'Company of the Year' award. The financial results also showed significant improvement over 2005 with strong growth in both the IFRS and Embedded Value adjusted operating profit for the year.

Growing IFRS profits

Adjusted operating profit for the UK division was driven by a higher level of funds under management, the maturity profile of the book and effective operational leverage. The synergy capture process is under way and expenditure has commenced, and will increase over the coming months in line with our 20 June disclosure. Involving an extensive outsourcing arrangement, the business is in the process of extensive reengineering to enable efficient and cost-effective straight-through processing.

The underlying performance of the mutual funds business continued to improve through the second half of 2006. The integration of the two fund supermarkets (Skandia MultiFUNDS and Selestia) is progressing in line with expectations.

Strong underlying Embedded Value performance

Embedded value adjusted operating profit before tax was £208 million, driven by good growth in new business, strong experience variances and operating leverage. Our experience variances were positive, driven by higher fee and favourable surrenders and mortality experience consistent with our expectations.

Strong growth in funds under management and net fund inflows

Net fund inflows were £4.9 billion for the year representing 14% of funds under management. The favourable position was supported by positive market movements giving rise to significant growth in funds under management during the year.

Strong new business growth in UK life and mutual fund sales

The UK Division's open architecture platform, helped by our strong reputation in the *industry* and the favourable economy and equity markets, continued to deliver strong new business growth, with both life sales on an APE basis and mutual fund sales up strongly in the eleven months to 31 December 2006. Sales in the UK were particularly strong boosted by A Day effects and were 52% up at £396 million APE.

Pension sales substantially higher

Overall new business levels in the course of 2006 are broadly in line with management expectations with the exception of UK pensions business where high levels of activity continued even after "Pensions A-Day" (6th April 2006, the date when the UK government significantly simplified the rules for tax privilege). UK Pensions business grew in the year by over 65% to £230 million APE.

Towards the end of the year there was further growth in the sale of life bonds mirroring improved investor confidence arising from equity market appreciation. Offshore business, in line with management expectations remained flat against 2005. UK-sourced offshore sales were muted by uncertainty surrounding the tax treatment of trusts in the early part of the year but improved towards the latter part of the year as greater understanding of the implications of the new legislation became apparent.

Unit trust sales up 109% to £3 billion

Our Selestia and Skandia MultiFUNDS businesses continue to benefit from the IFA's shift to open architecture investment platforms as the preferred strategy for the management of clients' assets. The launch of the Skandia-manufactured "Best Ideas" funds, including the UK Best Ideas in October, has improved net fund inflows across the group generating gross direct subscriptions exceeding £300 million.

Margins improved with new business growing significantly

Life new business APE margins post-tax at a product level improved by 10% for the year. The delivery elements of our integration programme are now well advanced to deliver the synergies required to reduce administrative costs per policy significantly to achieve our target margin in the 11-12% range from mid 2008.

The value of new business improved by 25% to £55 million, due to strong sales growth across our core products.

Bankhall successful turn around

2006 has seen Bankhall concentrate on its core services and ensure that its proposition is meeting fully the needs of the intermediary market. The refocusing of activity has returned the business to profitable growth whilst reducing income and expenses, the latter to a greater extent.

NORDIC

Highlights (SEKm)*	2006	Proforma 2005	% Change
IFRS adjusted operating profit	**995**	971	2%
EV adjusted operating profit (covered business)	**1,447**	1,530	(5%)
Life assurance sales (APE)	**1,769**	1,954	(9%)
Mutual funds sales	**2,144**	1,986	8%
Value of new business	**479**	618	(22%)
New business margin	**27%**	32%	
Net fund inflows (SEK bn)	**3.5**		
Funds under management (SEK bn)	**106**	95	12%

*All current and prior year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Increased operating profit driven by higher level of funds under management

The increase in adjusted operating profit for the Nordic business is attributable to a higher level of funds under management and positive net client cash flow in the Swedish unit linked business.

Life assurance sales

The sales of the 'Kapitalpension' product boosted life sales (APE) temporarily in 2005 and 2006 saw volumes drop back. New sales of occupational corporate pension schemes (TPS), our largest product, were constant compared to last year.

Denmark recorded strong growth of 101% in life sales (APE) compared to prior year following favourable market development in Denmark and an improved product offering.

Sales in 2007 are likely to be lower as the tax effectiveness of the Kapitalpension product was removed in February this year and we are only on the panel for the new ITP agreement through Skandia Liv products.

Strong growth in funds under management

Funds under management increased following an improvement in market conditions and higher net inflows from customers and benefiting from a strong fourth quarter after the traditionally slow third quarter holiday season

Margin and EEV

Life new business margin was 27%, compared to 32% for the 11 months to 31 December 2005. This in part attributable to the lower new sales of the Kapitalpension. EV adjusted operating profit declined by 5% to SEK 1,447 million. This decrease in EV adjusted operating profit on a pro-forma basis was caused by the lower value of new business, and a small negative operating assumption change in 2006 compared to strong positive assumption changes last year. The former two effects were partially offset by higher fee income and surrender experience in line with assumptions.

Continued growth in banking business

Our banking business continues to strengthen, with lending and deposits achieving good growth during the year. Lending increased to SEK49 billion, up 19% on the prior year, mainly due to strong mortgage lending in Norway. Skandiabanken continued to attract new customers and create valuable synergies with the rest of the Nordic business. Operating profit is lower than 2005, which was impacted by some positive one-offs. This is also in line with 2006 expectations where IT projects and expenditures for the Basel II implementation were planned.

Putting the Business on a sound footing for the future

There are a series of factors that will affect the earnings from this business in 2007. Firstly, we have decided to alter the arrangements between Skandia Liv and Skandia AB so that there is complete clarity that Liv policyholders' interests continue to be separated from the shareholder interests. This should ensure that the longstanding debates about governance of Skandia Liv are resolved. We have commenced discussions with the Skandia Liv board and hope to have these completed in the near future. This will result in greater new business strain borne by our shareholders (SEK 150 million in 2007), and some additional administration costs (SEK 100 million – SEK 150 million per annum), but will enable us to grow profitably in 2008 and beyond. Skandia Liv is an integral part of our strategy, and we believe it is important to ensure that the highest standards of governance are observed. Secondly, the IT systems of Skandia require significant improvements both to improve service standards and to allow us to improve our products, and we will be investing in these over the next eighteen months. This will cost approximately SEK 100 million in 2007. This was well understood at the time of acquisition and does not relate to the synergies, which are being sought at the same time. A new organisational structure for Sweden is being put in place and we are confident about the strength of the underlying Skandia brand in Sweden.

EUROPE AND LATIN AMERICA (ELAM)

Highlights (€m)*	2006	Proforma 2005	% Change
IFRS adjusted operating profit	**48**	9	433%
EV adjusted operating profit (covered business)	**116**	169	(31%)
Life assurance sales (APE)	**282**	231	22%
Mutual fund sales	**1,629**	1,629	0%
Value of new business	**55**	33	66%
New business margin	**19%**	14%	
Net fund inflows (€bn)	**1.7**		
Funds under management (€bn)	**13**	12	8%

*All current and prior year numbers reflect 11 months of results and are adjusted to Old Mutual accounting policies, prior year embedded value numbers are on a Skandia basis but allow for group expenses.

Margins in line with target

The year ended positively, with strong life assurance sales growth recorded for the period, delivered through expanded distribution, profitable products and helped by generally positive equity market sentiment.

In 2006 we continued our expansion into new market segments, distribution channels, IFA networks and products. We also continued our drive for greater efficiency, and used the existing German back office to launch into Hungary and the Czech Republic.

2006 has been another year where our businesses have been recognised in their local markets as excellent service providers and strong innovators of financial solutions. Notable growth was experienced in the French, Polish and Mexican markets. Towards the end of 2006, Austria and France each achieved the landmark of €1 billion funds under management, demonstrating that more and more of our young businesses are achieving scale.

Strong operating profit result

IFRS adjusted operating result reflects the benefits of strong organic growth in life and mutual fund business, coupled with expense discipline.

EEV adjusted operating profit of €116 million is 31% below that for 2005. The decrease is primarily attributed to significant and positive operating assumption changes in 2005, which are marginally negative in 2006. The underlying growth, however, is strong due to the increase in new business resulting in a significant improvement in the value of new business.

Life new business sales end on a strong note

Particularly strong sales of single premium products in Europe and recurring premium business in Poland were recorded during the period.

Mutual fund sales flat

In Latin America, where our pension products are reported as mutual funds business, we performed strongly during 2006, particularly in the mandatory and complementary pension segments in Colombia and in institutional mandates awarded in Mexico. In Europe, sales in 2005 were inflated by exceptionally successful institutional mutual fund inflows in Spain. As anticipated, these inflows in Spain decreased notably in 2006 because of the sale of Skandia Vida, offsetting the growth experienced throughout the rest of the Division.

Funds under management up 8%

Net fund inflows, 14% of opening funds under management, were experienced during the year and account for €1.7 billion of the increase, with unfavourable market movements accounting for €0.7 billion. The overall revenue-generating quality of the funds under management improved over the course of the year.

Margin in line with target

The value of new business is ahead of last year, reflecting particularly good growth in sales and market share in a number of countries and the increasing economies of scale of our operations.

The post-tax profit margin of 19% achieved for the eleven-month period is ahead of our medium-term target range of 16-18%, principally reflecting the good new business growth in higher margin markets and increased economies of scale in the sales activities.

Sale of Skandia Vida, Spain

In December 2006, we announced we have reached an agreement to sell Skandia Vida, our traditional life business in Spain. The successful completion of this transaction is in line with Skandia's core European strategy to focus on mutual fund and unit-linked business.

OTHER

Highlights (£m)	2006*	2005	% Change
Adjusted operating profit	**18**	20	(10%)
Funds under management (£bn)	**12**	7	71%
Unit trust / Mutual funds sales	**1,657**	1,072	55%
KMOM (India) APE (INRm)**	**5,321**	2,659	100%
Skandia:BSAM APE (RMBm)**	**53.8**	6.8	691%

* Includes results of Skandia Australia and Skandia BSAM (China) for 11 months

** This represents 100% of the businesses, OM owns 26% of KMOM and 50% of Skandia:BSAM

Australia

Australian Skandia Limited (ASL) has been operating in the retail Australian market for five years as a unit linked multi manager principally targeting the independent sector. Intech, a research operation focusing on the institutional market, was acquired in late 2006. Both ASL and Intech will benefit from a larger combined investment research team, providing the enlarged entity with top-class proprietary research and wider distribution across both retail and institutional markets.

For the first time since incorporation, the business posted a small profit for the year and is on track to achieve strong profits in 2007. Funds under management closed at AU$14.2 billion (2005: AU$3.7 billion), consisting of retail (ASL) AU$5.1 billion and institutional (Intech) AU$9.1 billion.

China

Our joint venture with the Beijing State-owned Asset Management Company (BSAM) in China has now been in operation for two years and continues to show strong sales growth. The business sells unit-linked products and has licences to operate in Beijing, Shanghai and Jiangsu Province. Plans are underway to apply for at least two further branch licenses before the end of the year and to open two sub branches in other major cities in Jiangsu Province.

For the year ended 31 December 2006 the venture reported a loss of RMB59 million. Despite its recent entry into the market, of the 25 foreign owned joint venture insurance companies in China, Skandia BSAM had the 10th largest gross premium flows.

India

Our 26% life associate in India, Kotak Mahindra Old Mutual (KMOM) continues to make robust progress. Old Mutual has an option to increase its shareholding in the business, when the Indian Government's proposed increase in the foreign direct investment limit, currently capped at 26%, comes into effect.

In line with the Kotak Mahindra Group, KMOM has a 31 March year-end.

Net losses for the 9 months ended 31 December 2006 are INR482 million. Gross premiums for the 9 months totalled INR5,047 million representing a 96% increase on 2005.

OMAM (UK)

2006 has been a year of investment and of developing the platform for future growth in OMAM (UK). The business reported adjusted operating profit of £13.1million (2005: £10 million).

Gross sales for the year exceeded £1.6 billion (2005: £1.1 billion) representing a year-on-year increase of 45%. Full year closing funds under management increased by 23% to £5.7 billion (2005: £4.6 billion).

2006 saw the launch of three single strategy hedge funds and three multi strategy hedge funds.

With effect from 1 January 2007, executive responsibilities for OMAM (UK) will be transferred to US Asset Management.

Other

Other businesses include Old Mutual Asset Managers Bermuda and Palladyne Asset Managers in the Netherlands. Palladyne funds under management increased by 54% to €576 million, (2005: €376 million). With effect from 1 January 2007, executive responsibilities for Palladyne will be transferred to Skandia ELAM.

Consolidated Income Statement

for the year ended 31 December 2006

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
			£m
Revenue			
Gross earned premiums	3(iii)	**4,713**	4,473
Outward reinsurance		**(267)**	(197)
Net earned premiums		**4,446**	4,276
Investment income (net of investment losses)		**10,439**	6,569
Banking interest and similar income		**2,441**	2,018
Fee and commission income, and income from service activities		**2,262**	1,274
Other income		**324**	215
Share of associated undertakings' profit after tax		**6**	17
Total revenues		**19,918**	14,369
Expenses			
Claims and benefits (including change in insurance contract provisions)		**(7,999)**	(7,795)
Reinsurance recoveries		**245**	226
Net claims and benefits incurred		**(7,754)**	(7,569)
Change in investment contract liabilities		**(4,655)**	(1,202)
Losses on loans and advances		**(123)**	(103)
Finance costs (including interest and similar expenses)		**(91)**	(40)
Banking interest expense		**(1,461)**	(1,254)
Fees and commission expense, and other acquisition costs		**(714)**	(389)
Other operating and administrative expenses		**(2,826)**	(2,155)
Change in third party interest in consolidated funds		**(278)**	(80)
Goodwill impairment	4(ii)	**(8)**	(5)
Amortisation of PVIF and other acquired intangibles		**(379)**	(24)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	**85**	58
Total expenses		**(18,204)**	(12,763)
Profit before tax		**1,714**	1,606
Income tax expense	5(i)	**(621)**	(484)
Profit for the financial year		**1,093**	1,122
Profit for the financial year attributable to:			
Equity holders of the parent		**836**	867
Minority interests			
Ordinary shares	6	**207**	203
Preferred securities	6	**50**	52
Profit for the financial year		**1,093**	1,122

Earnings per share		Year ended 31 December 2006	Year ended 31 December 2005
			Pence
Basic earnings per ordinary share	7(i)	**17.0**	25.1
Diluted earnings per ordinary share	7(i)	**16.1**	24.3
Weighted average number of shares – millions		**4,705**	3,456

Adjusted Operating Profit

for the year ended 31 December 2006

Reconciliation of adjusted operating profit to profit after tax

	Notes	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
South Africa	3(ii)	**1,124**	1,083
United States	3(ii)	**251**	224
Europe	3(ii)	**231**	(4)
Other	3(ii)	**16**	20
		1,622	1,323
Finance costs		**(130)**	(37)
Other shareholders' income / (expenses)		**(33)**	(25)
Adjusted operating profit*		**1,459**	1,261
Adjusting items	4(i)	**16**	218
Profit for the financial year before tax		**1,475**	1,479
Total income tax expense	5(i)	**(621)**	(484)
Income tax attributable to policyholder returns		**239**	127
Profit for the financial year after tax		**1,093**	1,122

Adjusted operating profit after tax attributable to ordinary equity holders

	Notes	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Adjusted operating profit*		**1,459**	1,261
Tax on adjusted operating profit	5(iii)	**(395)**	(314)
		1,064	947
Minority interest – ordinary shares	6(iii)	**(224)**	(185)
Minority interest – preferred securities	6(ii)	**(50)**	(52)
		790	710

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of shares – (millions)	7(i)	**5,222**	3,840
Adjusted operating earnings per share** – (pence)	7(ii)	**15.1**	18.5

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated Balance Sheet
at 31 December 2006

	Note	At 31 December 2006	At 31 December 2005
			£m
Assets			
Goodwill and other intangible assets		**5,367**	1,570
Investments in associated undertakings		**83**	93
Investment property		**804**	847
Property, plant and equipment		**499**	538
Deferred tax assets		**511**	458
Reinsurers' share of insurance contract provisions		**763**	455
Deferred acquisition costs		**1,578**	1,089
Current tax receivable		**60**	29
Loans, receivables and advances		**22,804**	18,456
Derivative financial instruments – assets		**1,238**	1,604
Financial assets fair valued through income statement		**73,065**	35,378
Other financial assets		**11,568**	12,265
Short-term securities		**1,819**	1,764
Other assets		**3,635**	2,373
Assets held-for-sale		**1,165**	36
Cash and balances with central banks		**2,951**	3,051
Placements with other banks		**665**	568
Total assets		128,575	80,574
Liabilities			
Insurance contract provisions		**22,495**	23,258
Financial liabilities fair valued through income statement		**57,586**	21,187
Third party interests in consolidation of funds		**3,041**	966
Borrowed funds		**1,676**	1,433
Provisions	9	**542**	285
Deferred revenue		**311**	138
Deferred tax liabilities		**1,393**	611
Current tax payable		**283**	178
Amounts owed to depositors		**25,052**	21,145
Derivative financial instruments – liabilities		**1,060**	1,634
Liabilities held-for-sale		**1,107**	-
Other liabilities		**5,266**	3,320
Total liabilities		**119,812**	74,155
Net assets		**8,763**	6,419
Shareholders' equity			
Equity attributable to equity holders of the parent		**7,237**	4,751
Minority interests			
Ordinary shares		**848**	1,012
Preferred securities		**678**	656
Total minority interests		**1,526**	1,668
Total equity		**8,763**	6,419

Consolidated Cash Flow Statement

for the year ended 31 December 2006

	Year ended 31 December 2006	£m Year ended 31 December 2005
Cash flows from operating activities		
Profit before tax	**1,714**	1,606
Capital gains included in investment income	**(4,076)**	(4,340)
Loss on disposal of property, plant and equipment	**(1)**	8
Depreciation of property, plant and equipment	**68**	61
Amortisation and impairment of intangible assets	**428**	75
Impairment of loans and receivables	**143**	122
Share based compensation expense	**40**	94
Share of associated undertakings profit after tax	**(6)**	(17)
Profit / (loss) arising on disposal of subsidiaries, associated undertakings and strategic investments	**(85)**	(58)
Other non-cash amounts in profit	**68**	9
Non-cash movements in profit before tax	**(3,421)**	(4,046)
Reinsurancer's share of insurance contract provisions	**(785)**	(83)
Deferred acquisition costs	**(632)**	(276)
Loans, receivables and advances	**(5,543)**	(3,233)
Insurance contract provisions	**2,886**	3,307
Financial liabilities fair valued through income statement	**6,594**	2,319
Amounts owed to depositors (including bank and money market deposits)	**5,251**	983
Other operating assets and liabilities	**555**	465
Changes in working capital	**8,326**	3,482
Taxation paid	**(317)**	(314)
Net cash inflow / (outflow) from operating activities	**6,302**	728
Cash flows from investing activities		
(Acquisition) / disposal of financial investments	**(4,294)**	644
(Acquisition) / disposal of investment properties	**(4)**	40
Net acquisition of tangible fixed assets	**(120)**	(83)
Net acquisition of intangible fixed assets	**(39)**	(17)
Acquisition of interests in subsidiaries	**(1,318)**	(56)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	**78**	33
Net cash (outflow) / inflow from investing activities	**(5,697)**	561

Consolidated Cash Flow Statement *continued*

for the year ended 31 December 2006

	Year ended 31 December 2006	£m Year ended 31 December 2005
Cash flows from financing activities		
Dividends paid to:		
Equity holders of the Company	**(281)**	(184)
Equity minority interests and preferred security interests	**(200)**	(99)
Interest payable (excluding banking interest payable)	**(52)**	(40)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	**52**	2
Repayment of convertible debt	**-**	(336)
Issue of subordinated debt	**297**	259
Other debt issued / (repaid)	**(96)**	(10)
Issue of perpetual preferred callable securities	**-**	688
Net cash inflow / (outflow) from financing activities	**(280)**	280
Net (decrease) / increase in cash and cash equivalents	**325**	1,569
Effects of exchange rate changes on cash and cash equivalents	**(575)**	86
Cash and cash equivalents on acquisition of new subsidiaries	**581**	-
Cash and cash equivalents at beginning of the period	**3,303**	1,648
Cash and cash equivalents at end of the year	**3,634**	3,303
Consisting of:		
Coins and bank notes	**236**	196
Money at call and short notice	**2,190**	2,268
Balances with central banks (other than mandatory reserve deposits)	**9**	59
Mandatory reserve deposits with central banks	**516**	528
Cash and balances with the central banks	**2,951**	3,051
Placements with other banks	**665**	568
Other cash equivalents	**1,101**	381
Cash and cash equivalents subject to consolidation of funds	**(1,083)**	(697)
Total	**3,634**	3,303

Other supplementary cash flow disclosures

Interest income received (including banking interest)	**4,059**	3,322
Dividend income received	**513**	488
Interest payable (including banking interest)	**1,552**	1,294

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Cash and cash equivalents subject to consolidation of funds are not included in the cash flow.

Statement of Changes in Equity

for the year ended 31 December 2006

Year ended 31 December 2006	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	**4,090**	**4,751**	**1,668**	**6,419**
Change in equity arising in the year				
Fair value gains / (losses):				
Property revaluation	-	28	-	28
Net investment hedge	-	75	-	75
Available-for-sale investments	-	(94)	-	(94)
Shadow accounting	-	28	-	28
Currency translation differences / exchange differences on translating foreign operations	-	(852)	(208)	(1,060)
Other movements	-	38	(42)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	-	14	-	14
Net expense recognised directly in equity	-	(763)	(250)	(1,013)
Profit for the year	-	836	257	1,093
Total recognised income and expense for the year	-	73	7	80
Dividend for the year	-	(321)	(160)	(481)
Net sale of treasury shares	-	18	-	18
Issue of ordinary share capital by the Company	1,400	2,674	-	2,674
Net acquisition of interests in subsidiaries	-	-	11	11
Exercise of share options	11	14	-	14
Fair value of equity settled share options	-	28	-	28
Equity holders' funds at end of the year	5,501	7,237	1,526	8,763

Statement of Changes in Equity *continued*

for the year ended 31 December 2006

£m

Year ended 31 December 2006	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year	410	730	374	357	2,192	688	4,751
Changes in equity arising in the year:							
Fair value gains / (losses):							
Property revaluation	-	-	28	-	-	-	28
Net investment hedge	-	-	-	75	-	-	75
Available-for-sale investments	-	-	(94)	-	-	-	(94)
Shadow accounting	-	-	28	-	-	-	28
Currency translation differences / exchange differences on translating foreign operations	-	-	-	(852)	-	-	(852)
Other movements	-	-	(6)	-	44	-	38
Aggregate tax effect of items taken directly to or transferred from equity	-	-	11	(1)	4	-	14
Net expense recognised directly in equity	-	-	(33)	(778)	48	-	(763)
Profit for the year	-	-	-	-	836	-	836
Total recognised income and expense for the year	-	-	(33)	(778)	884	-	73
Dividend for the year	-	-	-	-	(321)	-	(321)
Net sale of treasury shares	-	-	-	-	18	-	18
Issue of ordinary share capital by the Company	139	3	2,532	-	-	-	2,674
Exercise of share options	1	13	-	-	-	-	14
Fair value of equity settled share options	-	-	28	-	-	-	28
Attributable to equity holders of the parent at end of the year	550	746	2,901	(421)	2,773	688	7,237

£m

Other reserves	At 31 December 2006
Merger reserve	2,716
Available-for-sale reserve	28
Property revaluation reserve	48
Cash flow hedge reserve	(1)
Share based payments reserve	110
Attributable to equity holders of the parent at end of the year	2,901

Retained earnings have been reduced by £704 million at 31 December 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the year is £39 million of dividends declared to holders of perpetual preferred callable securities (see note 11).

Included within issue of ordinary share capital by the Company are transaction costs totalling £2 million deducted from the share premium.

Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Statement of Changes in Equity *continued*

for the year ended 31 December 2006

Year ended 31 December 2005	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	3,854	3,265	1,431	4,696
Changes in equity arising in the year				
Fair value gains / (losses):				
Property revaluation	-	27	-	27
Net investment hedge	-	(78)	-	(78)
Available-for-sale investments	-	(249)	-	(249)
Shadow accounting	-	117	-	117
Currency translation differences / exchange differences on translating foreign operations	-	263	12	275
Cash flow hedge amortisation	-	(12)	-	(12)
Redemption of convertible bonds	-	(18)	-	(18)
Other movements	-	(21)	23	2
Aggregate tax effect of items taken directly to or transferred from equity	-	34	-	34
Net income recognised directly in equity	-	63	35	98
Profit for the year	-	867	255	1,122
Total recognised income and expense for the year	-	930	290	1,220
Dividend for the year	-	(184)	(99)	(283)
Net purchase of treasury shares	-	(182)	-	(182)
Issue of perpetual preferred callable securities	-	679	-	679
Issue of share capital by the Company	231	159	-	159
Net disposal of interests in subsidiaries	-	-	26	26
Exercise of share options	5	4	-	4
Fair value of equity settled share options	-	80	20	100
Equity holders' funds at end of the year	4,090	4,751	1,668	6,419

Statement of Changes in Equity *continued*

for the year ended 31 December 2006

£m

Year ended 31 December 2005	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year	386	600	445	122	1,712	-	3,265
Changes in equity arising in the year:							
Fair value gains / (losses):							
Property revaluation	-	-	27	-	-	-	27
Net investment hedge	-	-	(50)	(28)	-	-	(78)
Available-for-sale investments	-	-	(249)	-	-	-	(249)
Shadow accounting	-	-	117	-	-	-	117
Currency translation differences / exchange differences on translating foreign operations	-	-	-	263	-	-	263
Cash flow hedge amortisation	-	-	(12)	-	-	-	(12)
Redemption of convertible bonds	-	-	(18)	-	-	-	(18)
Other movements	-	-	-	-	(21)	-	(21)
Aggregate tax effect of items taken directly to or transferred from equity	-	-	34	-	-	-	34
Net expense recognised directly in equity	-	-	(151)	235	(21)	-	63
Profit for the year	-	-	-	-	867	-	867
Total recognised income and expense for the year	-		(151)	235	846	-	930
Dividend for the year	-	-	-	-	(184)	-	(184)
Net purchase of treasury shares	-	-	-	-	(182)	-	(182)
Issue of perpetual preferred callable securities	-	(9)	-	-	-	688	679
Issue of share capital by the Company	23	136	-	-	-	-	159
Exercise of share options	1	3	-	-	-	-	4
Fair value of equity settled share options	-	-	80	-	-	-	80
Attributable to equity holders of the parent at end of the year	410	730	374	357	2,192	688	4,751

Other reserves	£m At 31 December 2005
Merger reserve	184
Available-for-sale reserve	68
Property revaluation reserve	39
Cash flow hedge reserve	(3)
Share based payments reserve	86
Attributable to equity holders of the parent at end of the year	374

Retained earnings were reduced by £712 million at 31 December 2005 in respect of own shares held in policyholders funds, ESOP trusts, Black Economic Empowerment trusts and related undertakings.

1. Basis of preparation

The consolidated financial information contained herein has been prepared in accordance with International Financial Reporting Standards adopted by the EU. The Group's results for the year ended 31 December 2006 and the position at that date have been prepared using accounting policies consistent with those applied in the preparation of the Group's 2005 Annual Report and Accounts, except as set out below.

The financial information set out herein does not constitute the company's statutory accounts for the years ended 31 December 2006 or 2005. Statutory accounts for 2005 have been delivered to the registrar of companies, and those for 2006 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports, and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Segment presentation

Segment information presented in note 3 has been amended to facilitate the reporting of the enlarged operations of the Group following the acquisition of Skandia.

The Group's results are analysed across four geographic segments. This segmentation is consistent with the Group's management structure. The primary geographic segments are South Africa, United States, Europe and Other. The Europe segment principally comprises the operations of Skandia in the UK, Nordic, Continental Europe and Latin America. The Other segment comprises Skandia's Asia Pacific operations, together with the pre-existing Old Mutual UK asset management and India operations. The United States segment remains as previously stated. For segment reporting purposes, other shareholders income and expenses and finance costs, are shown as Corporate. Reallocations of certain comparative information have been made to include the Nedbank and OMI UK operations in the South Africa segment. This geographic segmentation better reflects the management and customer bases of these businesses.

The Group continues to manage its business across four principal lines of business. These are the bases of the Group's secondary segmentation. The lines of business are long-term business, asset management, banking and general insurance.

Revised and new reporting standards

No revised disclosures and measurements have been required as a result of new or amended international standards and interpretations that the Group had not previously chosen to adopt in preparing the financial statements for the year ended 31 December 2005. The most notable change to IFRS since the last reporting period was the amendment to IAS19, Employee Benefits, which introduced an option to recognise all actuarial gains and losses on defined benefit arrangements through a separate statement of recognised income and expense. The Group has chosen not to apply this option and continues to account for actuarial gains and losses in the income statement using the 'corridor approach'.

Alignment of accounting policies

Following the acquisition of Skandia, the Group's investment and insurance contract accounting policies have been extended to include the 'unbundling' approach to unit-linked assurance contracts, previously adopted by Skandia in its own financial statements. This is in accordance with IFRS 4, Insurance Contracts and requires that the insurance and investment elements of unit-linked contracts are separated and accounted for independently in accordance with the relevant policies for insurance contracts and financial liabilities.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Income Statement (Average rate)	Balance Sheet (Closing rate)
31 December 2006		
Rand	**12.4740**	**13.6746**
US Dollars	**1.8429**	**1.9569**
Swedish Krona	**13.5918***	**13.3924**
Euro	**1.4671***	**1.4837**
1 February 2006		
Swedish Krona		**13.5347**
31 December 2005		
Rand	11.5812	10.8923
US Dollars	1.8195	1.7187

* The 2006 income statement rate applied in respect of Skandia is an eleven month average rate

3 Segment information

(i) Basis of segmentation

The Group's primary segmentation is on a geographic basis, the four geographic segments are based on the Group's management structure of the business; namely South Africa, United States, Europe and Other. The Group operates across four principal lines of business; long-term business, asset management, banking and general insurance. These are the secondary segments.

Income statement information, based on the Group's geographical and business segments, is presented in the form of a matrix that follows the same format as the consolidated income statement. Analysis of gross earned premiums and funds under management is also presented.

3 Segment information *continued*

(ii) Income statement – primary and secondary segment information

	South Africa			
Year ended 31 December 2006	Long-term business	Asset management	Banking	General insurance
Revenue				
Gross earned premiums	1,628	-	-	687
Outward reinsurance	(33)	-	-	(89)
Net earned premiums	1,595	-	-	598
Investment income (net of investment losses)	5,276	43	181	101
Banking interest and similar income	-	-	2,299	-
Fee and commission income, and income from service activities	120	159	584	-
Other income	78	28	36	-
Share of associated undertakings' profit after tax	6	-	6	-
Inter-segment revenues	96	53	8	-
Total revenue	7,171	283	3,114	699
Expenses				
Claims and benefits (including change in insurance contract provisions)	(4,706)	-	-	(404)
Reinsurance recoveries	21	-	-	29
Net claims incurred	(4,685)	-	-	(375)
Change in provision for investment contract liabilities	(1,160)	-	-	-
Losses on loans and advances	-	-	(120)	-
Finance costs (including interest and similar expenses)	-	-	-	-
Banking interest expense	-	-	(1,386)	-
Fees and commission expense, and other acquisition costs	(165)	(4)	(85)	(125)
Other operating and administrative expenses	(536)	(118)	(967)	(58)
Change in provision for third party interest in consolidated funds	-	-	-	-
Goodwill impairment	-	-	(5)	(3)
Amortisation of PVIF and other acquired intangibles	-	-	-	-
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	-	-	17	-
Inter-segment expenses	(65)	(64)	(23)	(6)
Total expenses	(6,611)	(186)	(2,569)	(567)
Profit for the financial year before tax	560	97	545	132
Adjusting items	(24)	-	(11)	(50)
Income tax attributable to policyholder returns	(125)	-	-	-
Adjusted operating profit	411	97	534	82

3 Segment information *continued*

(ii) Income statement – primary and secondary segment information year ended 31 December 2006 *continued*

United States		Europe			Other			£m
Long-term business	Asset management	Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenue) / expense	Total
2,128	-	270	-	-	-	-	-	4,713
(81)	-	(64)	-	-	-	-	-	(267)
2,047	-	206	-	-	-	-	-	4,446
736	4	3,722	6	-	3	3	364	10,439
-	-	-	-	142	-	-	-	2,441
-	405	600	259	30	105	-	-	2,262
-	31	26	(3)	(8)	3	123	10	324
-	-	-	-	-	(6)	-	-	6
-	14	180	39	33	1	11	(435)	-
2,783	454	4,734	301	197	106	137	(61)	19,918
(2,708)	-	(181)	-	-	-	-	-	(7,999)
164	-	31	-	-	-	-	-	245
(2,544)	-	(150)	-	-	-	-	-	(7,754)
-	-	(3,495)	-	-	-	-	-	(4,655)
-	-	-	-	(3)	-	-	-	(123)
-	-	-	-	-	-	(91)	-	(91)
-	-	-	-	(75)	-	-	-	(1,461)
(34)	(7)	(150)	(56)	(6)	(22)	-	(60)	(714)
(77)	(321)	(413)	(118)	(71)	(64)	(47)	(36)	(2,826)
-	-	-	-	-	-	-	(278)	(278)
-	-	-	-	-	-	-	-	(8)
(22)	-	(349)	(7)	(1)	-	-	-	(379)
-	68	-	-	-	-	-	-	85
(15)	-	(89)	(130)	(31)	(4)	(8)	435	-
(2,692)	(260)	(4,646)	(311)	(187)	(90)	(146)	61	(18,204)
91	194	88	(10)	10	16	(9)	-	1,714
33	(67)	247	9	1	-	(154)	-	(16)
-	-	(114)	-	-	-	-	-	(239)
124	127	221	(1)	11	16	(163)	-	1,459

3 Segment information *continued*

(ii) Income statement – primary and secondary segment information *continued*

	South Africa			
Year ended 31 December 2005	Long-term business	Asset management	Banking	General insurance
Revenue				
Gross earned premiums	1,673	-	-	690
Outward reinsurance	(32)	-	-	(95)
Net earned premiums	1,641	-	-	595
Investment income (net of investment losses)	5,468	47	171	132
Banking interest and similar income	-	-	2,018	-
Fee and commission income, and income from service activities	117	123	556	-
Other income	74	28	57	-
Share of associated undertakings' profit after tax	7	-	10	-
Inter-segment revenues	87	44	3	-
Total revenue	7,394	242	2,815	727
Expenses				
Claims and benefits (including change in insurance contract provisions)	(4,842)	-	-	(413)
Reinsurance recoveries	30	-	-	50
Net claims incurred	(4,812)	-	-	(363)
Change in provision for investment contract liabilities (including amortisation)	(1,202)	-	-	-
Losses on loans and advances	-	-	(103)	-
Finance costs (including interest and similar expenses)	-	-	-	-
Banking interest expense	-	-	(1,254)	-
Fees and commission expense, and other acquisition costs	(139)	(1)	(78)	(126)
Other operating and administrative expenses	(449)	(99)	(973)	(68)
Change in provision for third party interest in consolidated funds	-	-	-	-
Goodwill impairment	-	-	-	(5)
Amortisation of PVIF and other acquired intangibles	-	-	-	-
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	-	-	64	-
Inter-segment expenses	(51)	(57)	(16)	-
Total expenses	(6,653)	(157)	(2,360)	(562)
Profit before tax for the financial year	741	85	455	165
Adjusting items	(142)	-	(34)	(63)
Income tax attributable to policyholder returns	(124)	-	-	-
Adjusted operating profit	475	85	421	102

3 Segment information *continued*

(ii) Income statement – primary and secondary segment information year ended 31 December 2005 *continued*

	United States		Europe			Other			£m
	Long-term business	Asset management	Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenue) / expense	Total
	2,110	-	-	-	-	-	-	-	4,473
	(70)	-	-	-	-	-	-	-	(197)
	2,040	-	-	-	-	-	-	-	4,276
	565	2	-	2	-	3	17	162	6,569
	-	-	-	-	-	-	-	-	2,018
	-	406	-	14	-	79	-	(21)	1,274
	(2)	34	-	9	-	-	24	(9)	215
	-	-	-	-	-	-	-	-	17
	1	12	-	3	-	3	9	(162)	-
	2,604	454	-	28	-	85	50	(30)	14,369
	(2,540)	-	-	-	-	-	-	-	(7,795)
	146	-	-	-	-	-	-	-	226
	(2,394)	-	-	-	-	-	-	-	(7,569)
	-	-	-	-	-	-	-	-	(1,202)
	-	-	-	-	-	-	-	-	(103)
	-	-	-	-	-	-	(40)	-	(40)
	-	-	-	-	-	-	-	-	(1,254)
	(12)	(10)	-	(4)	-	(13)	-	(6)	(389)
	(69)	(326)	-	(13)	-	(51)	(61)	(46)	(2,155)
	-	-	-	-	-	-	-	(80)	(80)
	-	-	-	-	-	-	-	-	(5)
	(24)	-	-	-	-	-	-	-	(24)
	-	(6)	-	-	-	-	-	-	58
	(12)	-	-	(12)	-	(1)	(13)	162	-
	(2,511)	(342)	-	(29)	-	(65)	(114)	30	(12,763)
	93	112	-	(1)	-	20	(64)	-	1,606
	13	6	-	-	-	-	2	-	(218)
	-	-	-	(3)	-	-	-	-	(127)
	106	118	-	(4)	-	20	(62)	-	1,261

3 Segment information *continued*

(iii) Gross earned premiums

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total £m
Long-term business – insurance contracts	1,183	2,128	270	-	3,581
Long-term business – investment contracts with discretionary participation features	445	-	-	-	445
Total long-term business	1,628	2,128	270	-	4,026
General insurance	687	-	-	-	687
Gross earned premiums	2,315	2,128	270	-	4,713
Long-term business – other investment contracts recognised as deposits	1,737	216	7,645	-	9,598

Year ended 31 December 2005	South Africa	United States	Europe	Other	Total £m
Long-term business – insurance contracts	1,191	2,110	-	-	3,301
Long-term business – investment contracts with discretionary participation features	482	-	-	-	482
Total long-term business	1,673	2,110	-	-	3,783
General insurance	690	-	-	-	690
Gross earned premiums	2.363	2,110	-	-	4,473
Long-term business – other investment contracts recognised as deposits	1,314	341	-	-	1,655

3 Segment information *continued*

(iv) Funds under management

At 31 December 2006	South Africa	United States	Europe	Other	£m Total
Long-term business policyholder funds	20,817	11,750	38,233	1,219	72,019
Unit trusts and mutual funds	5,255	-	10,768	5,530	21,553
Third party client funds	12,950	121,634	1,926	5,013	141,523
Total client funds under management	39,022	133,384	50,927	11,762	235,095
Shareholder funds	2,072	925	1,291	50	4,338
Total funds under management	41,094	134,309	52,218	11,812	239,433

At 31 December 2005	South Africa	United States	Europe	Other	£m Total
Long-term business policyholder funds	23,644	12,498	392	1,359	37,893
Unit trusts and mutual funds	4,343	-	-	2,013	6,356
Third party client funds	12,811	119,168	1,114	1,404	134,497
Total client funds under management	40,798	131,666	1,506	4,776	178,746
Shareholder funds	2,536	659	-	225	3,420
Total funds under management	43,334	132,325	1,506	5,001	182,166

4 Operating profit adjusting items

(i) Summary of adjusting items

In determining the adjusted operating profit of the Group adjustments are made to profit before tax to reflect the Directors' view of the underlying long-term performance of the Group. These items are summarised below:

Year ended 31 December 2006	Notes	South Africa	United States	Europe	Other	£m Total
Income / (expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(8)	(22)	(256)	-	(286)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	17	68	-	-	85
Short term fluctuations in investment return	4(iv)	339	(12)	(1)	-	326
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(148)	-	-	-	(148)
Dividends declared to holders of perpetual preferred callable securities	4(vii)	-	-	-	39	39
Closure of unclaimed shares trusts	4(viii)	(115)	-	-	115	-
Total adjusting items		85	34	(257)	154	16
Tax on adjusting items	5(iii)	(47)	18	46	(4)	13
Minority interest in adjusting items	6(iii)	10	-	7	-	17
Total adjusting items after tax and minority interests		48	52	(204)	150	46

Year ended 31 December 2005	Notes	South Africa	United States	Europe	Other	£m Total
Income / (expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(5)	(17)	-	-	(22)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	64	(6)	-	-	58
Short term fluctuations in investment return	4(iv)	359	4	-	-	363
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(109)	-	-	-	(109)
Initial costs of Black Economic Empowerment schemes	4(vi)	(70)	-	-	(2)	(72)
Total adjusting items		239	(19)	-	(2)	218
Tax on adjusting items	5(iii)	(49)	6	-	-	(43)
Minority interest in adjusting items	6(iii)	(18)	-	-	-	(18)
Total adjusting items after tax and minority interests		172	(13)	-	(2)	157

4 Operating profit adjusting items *continued*

(ii) Goodwill impairment and impact of acquisition accounting

In applying acquisition accounting in accordance with IFRS deferred acquisition costs and revenue are not recognised. These are reversed in the acquisition balance sheet and replaced by goodwill, other intangible assets and the value of the acquired present value of in-force business ('acquired PVIF'). In determining its adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the impairment of goodwill and the amortisation of acquired other intangibles and acquired PVIF.

The amortisation of deferred costs and revenue for the Skandia businesses for the period since acquisition was £101 million. The amortisation of acquired PVIF for the Skandia businesses was £293 million over the same period.

Compared to the prior year, the exclusion of PVIF amortisation is a change in methodology in respect of calculating the adjusted operating profit of the Group's long-term business in the United States. Comparative information has been restated accordingly.

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

					£m
Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Amortisation of acquired PVIF					
Long-term business	-	22	293	-	315
Amortisation of acquired deferred costs and revenue					
Long-term business	-	-	(103)	-	(103)
Asset management	-	-	2	-	2
Amortisation of other acquired intangible assets					
Long-term business	-	-	56	-	56
Asset management	-	-	7	-	7
Banking	-	-	1	-	1
Goodwill impairment					
Banking	5	-	-	-	5
General insurance	3	-	-	-	3
	8	22	256	-	286

					£m
Year ended 31 December 2005	South Africa	United States	Europe	Other	Total
Amortisation of PVIF					
Long-term business	-	17	-	-	17
Goodwill impairment					
General insurance	5	-	-	-	5
	5	17	-	-	22

4 Operating profit adjusting items *continued*

(iii) Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments

During 2006, the US asset management business disposed of its interests in affiliate asset managers resulting in a profit on disposal of £68 million.

During 2006, the Group's South African banking subsidiary disposed of its remaining investment in an IT finance solutions business resulting in a profit on disposal of £17 million. This followed the disposal of the first part of its strategic investment in this business in 2005, which recognised a profit of £68 million. In 2005 the South Africa banking business made other small disposals and write-offs of subsidiaries that recognised losses of £4 million.

					£m
Year ended 31 December 2006	**South Africa**	**United States**	**Europe**	**Other**	**Total**
Asset management	**-**	**68**	**-**	**-**	**68**
Banking	**17**	**-**	**-**	**-**	**17**
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments before tax	**17**	**68**	**-**	**-**	**85**

					£m
Year ended 31 December 2005	South Africa	United States	Europe	Other	Total
Asset management	-	(6)	-	-	(6)
Banking	64	-	-	-	64
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments before tax	64	(6)	-	-	58

4 Operating profit adjusting items *continued*

(iv) Long-term investment return

Profit before tax includes actual investment returns earned on the shareholder assets of the Group's long-term and general insurance businesses. Adjusted operating profit is stated after recalculating shareholder asset investment returns based on a long-term investment return rate. The difference between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For South Africa long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For the Group's South Africa general insurance business, the return is an average value of the investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. For US and Europe long-term businesses, the return is applied to average investible assets.

Long term investment rates	Year ended 31 December 2006	Year ended 31 December 2005
South Africa long-term business – weighted average return	**11.3%**	11.1%
South Africa general insurance – weighted average return	**11.1%**	11.1%
Equities	**13.0%**	13.0%
Cash and other investible assets – Rand denominated	**9.0%**	9.0%
Cash and other investible assets – other currencies	**6.0%**	6.0%
United States – weighted average	5.9%	5.9%
Europe long-term business – weighted average	4.6%	n/a

Analysis of short-term fluctuations in investment return

Year ended 31 December 2006	South Africa	United States*	Europe	£m Total
Long-term business				
Actual investment return attributable to shareholders	**436**	**620**	**3**	**1,059**
Less: long-term investment return	**(150)**	**(632)**	**(4)**	**(786)**
	286	**(12)**	**(1)**	**273**
General insurance business				
Actual investment return attributable to shareholders	**101**	-	-	**101**
Less: long-term investment return	**(48)**	-	-	**(48)**
	53	-	-	**53**
Total short-term fluctuations in investment return	**339**	**(12)**	**(1)**	**326**

*The actual investment return attributable to shareholders for the US long-term business reflects total investment income, as a distinction is not drawn between shareholder and policyholder funds.

4 Operating profit adjusting items *continued*

(iv) Long-term investment return

Year ended 31 December 2005	South Africa	United States	Europe	Total £m
Long-term business				
Actual investment return attributable to shareholders	411	587	-	998
Less: long-term investment return	(132)	(583)	-	(715)
	279	4	-	283
General insurance business				
Actual investment return attributable to shareholders	133	-	-	133
Less: long-term investment return	(53)	-	-	(53)
	80	-	-	80
Total short-term fluctuations in investment return	359	4	-	363

(v) Investment return adjustment for Group equity and debt instrument held in life funds

Adjusted operating profit includes investment returns on policyholder investments in Group equity and debt instruments by the Group's life funds. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's South Africa banking subsidiary. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. In 2006 the total investment return attributable to such items was £148 million (2005: £109 million).

(vi) Initial costs of Black Economic Empowerment schemes

In 2005, the Group implemented Black Economic Empowerment schemes, which will ultimately increase black shareholdings in its South African businesses. Implementation of these schemes occurred in August 2005 and resulted in the issue of new ordinary shares in Old Mutual plc and its subsidiaries to various share trusts for the benefit of black employees within the Group and to a number of black controlled entities beneficially owned by black clients or distributors, black community groups and Black Business Partners in South Africa.

Upfront costs of £72 million incurred in the implementation of these schemes during 2005 were excluded from adjusted operating profit. These consisted of share-based payments charges in accordance with IFRS2, administration costs associated with implementation and running of the schemes and performance fees accrued in respect of the black business partners. The ongoing costs of these schemes are now included within the adjusted operating profit of the South African businesses.

(vii) Dividends declared to holders of perpetual preferred callable securities

Dividends declared to the holders of the Group's perpetual preferred callable securities were £39 million in the year ended 31 December 2006. These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. In the IFRS financial statements this cost is recognized in equity.

4 Operating profit adjusting items *continued*

(viii) Closure of unclaimed shares trusts

On 31 May 2006 Old Mutual announced that the Old Mutual South Africa Unclaimed Shares Trust (UST) together with similar trusts set up in Namibia, Zimbabwe, Malawi and Bermuda, would be closed at the end of August 2006. It has been determined that the gross proceeds from the sale of unclaimed shares by these trusts will be paid to Old Mutual plc. Under the terms of the deeds establishing the USTs, the trustees of the USTs were required, following their termination, to liquidate the residual assets of the USTs and to distribute them in accordance with the directions given by Old Mutual plc. Following discussions with the South African National Treasury, the Company announced on 30 January 2007 that it intended, subject to shareholders approval at the Company's Annual General meeting in May 2007, to use substantially all of the proceeds realised to discharged late claims in cash for a further period of three years (to 31 August 2009), to fund good causes in the jurisdictions of the trust concerned or to enhance benefits for certain specific small policyholders of the Group's South African and Namibian life businesses The impact of the closure of these trusts has been reflected in the 2006 Group Financial Statements. Income of £115 million has been recognised by Old Mutual plc. Expenses of £115 million have been recognised by the Group's South Africa long-term business. The income relates to the anticipated receipt of sales proceeds from the trusts. The expenses relate to anticipated cost of the current proposals to discharge the Group's obligations following the closure of the trusts. This item has no impact on the profit before tax or adjusted operating profit of the Group, and has been excluded from the adjusted operating profit of Old Mutual plc and the Group's South Africa long-term business.

5 Income tax expense

(i) Analysis of total income tax expense

	Year ended 31 December 2006	£m Year ended 31 December 2005
Current tax		
United Kingdom tax		
Corporation tax	61	50
Double tax relief	(26)	(45)
Overseas tax		
South Africa	282	256
United States	16	-
Europe	54	1
Secondary Tax on Companies (STC)	36	17
Prior year adjustments	(3)	27
Total current tax	420	306
Deferred tax		
Origination of temporary differences	203	201
Changes in tax rates / bases	-	6
Write down / (recognition) of deferred tax assets	(2)	(29)
Total deferred tax	201	178
Total income tax expense	621	484

(ii) Reconciliation of total income tax expense

	Year ended 31 December 2006	£m Year ended 31 December 2005
Profit before tax	1,714	1,606
Tax at standard rate of 30% (2005: 30%)	514	482
Different tax rate or basis on overseas operations	(21)	(4)
Untaxed and low taxed income	(141)	(142)
Disallowable expenses	61	34
Net movement on deferred tax assets not recognised	19	9
STC	37	21
Income tax attributable to policyholder returns	173	89
Other	(21)	(5)
Total income tax expense	621	484

5 Income tax expense *continued*

(iii) Income tax on adjusted operating profit

	Year ended 31 December 2006	£m Year ended 31 December 2005
Income tax expense	**621**	484
Tax on adjusting items		
Impact of acquisition accounting	**52**	6
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**8**	1
Short-term fluctuations in investment return	**(43)**	(55)
Initial costs of Black Economic Empowerment schemes	**-**	5
Income tax attributable to policyholders returns	**(239)**	(127)
Tax on dividends declared to holders of perpetual preferred callable securities recognised in equity	**(4)**	-
Income tax on adjusted operating profit	**395**	314

6 Minority interests – Income statement

(i) Minority interests – ordinary shares

The minority interest charge to profit for the financial year has been calculated on the basis of the Group's effective ownership of the subsidiaries in which it does not own 100 per cent of the ordinary equity. The principal subsidiaries where a minority exists are the Group's banking and general insurance businesses in South Africa and its newly acquired long-term, asset management and banking businesses in Europe. For the year ended 31 December 2006 the minority interest attributable to ordinary shares was £207 million (2005: £203 million).

(ii) Minority interests – preferred securities

		£m
	Year ended 31 December 2006	Year ended 31 December 2005
R2,000 million non-cumulative preference shares	**13**	14
R792 million non-cumulative preference shares	**5**	6
US$750 million cumulative preferred securities	**32**	32
Minority interest – preferred securities	**50**	52

(iii) Minority interests – adjusted operating profit

The following table reconciles minority interests' share of profit for the financial year to minority interests share of adjusted operating profit:

		£m
Reconciliation of minority interests share of profit for the financial year	**Year ended 31 December 2006**	Year ended 31 December 2005
The minority interest charge is analysed as follows:		
Minority interest – ordinary shares	**207**	203
Goodwill impairment and impact of acquisition accounting	**11**	1
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**(7)**	(27)
Short-term fluctuations in investment return	**(9)**	(14)
Initial costs of Black Economic Empowerment schemes	**-**	13
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	**22**	9
Minority interest – ordinary shares on adjusted operating profit	**224**	185

The Group uses revised weighted average effective ownership interests when calculating the minority interest applicable to the adjusted operating profit of its South Africa banking and general insurance businesses. This reflects the legal ownership of these businesses following the implementation for BEE schemes in 2005. In accordance with IFRS accounting rules the shares issued for BEE purposes are deemed to be, in substance, options. Therefore the effective ownership interest reflected in arriving at profit after tax in the consolidated income statement is lower than that applied in arriving at adjusted operating profit after tax. In 2006 the increase in adjusted operating profit attributable minority interests as a result of this was £22 million (2005: £9 million).

7 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the year excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

		£m
	Year ended 31 December 2006	Year ended 31 December 2005
Profit for the financial year attributable to equity holders of the parent	**836**	867
Dividends declared to holders of perpetual preferred callable securities	**(35)**	-
Profit attributable to ordinary equity holders	**801**	867

Total dividends declared to holders of perpetual preferred callable securities of £39 million in 2006 are stated net of tax credits of £4 million.

		Millions
	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of ordinary shares in issue	**5,339**	3,951
Shares held in charitable foundations	**(19)**	(19)
Shares held in ESOP trusts	**(98)**	(92)
Adjusted weighted average number of ordinary shares	**5,222**	3,840
Shares held in life funds	**(292)**	(290)
Shares held in Black Economic Empowerment trusts	**(225)**	(94)
Weighted average number of ordinary shares	**4,705**	3,456
Basic earnings per ordinary share (pence)	**17.0**	25.1

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment trusts which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

		Millions
	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of ordinary shares in issue	**4,705**	3,456
Adjustments for share options held by ESOP trusts	**62**	20
Adjustments for shares held in Black Economic Empowerment trusts	**225**	94
	4,992	3,570
Diluted earnings per ordinary share (pence)	**16.1**	24.3

7 Earnings and earnings per share *continued*

(ii) Adjusted operating earnings per ordinary share

Adjusted operating earnings per ordinary share is determined based on adjusted operating profit. Adjusted operating profit represents the Directors' view of the underlying performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities and income / (expenses) from closure of unclaimed share trusts.

The reconciliation of profit for the financial year to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

	Notes	Year ended 31 December 2006	£m Year ended 31 December 2005
Profit for the financial year attributable to equity holders of the parent		**836**	867
Adjusting items	4(i)	**(16)**	(218)
Tax on adjusting items	5(iii)	**(13)**	43
Minority interest on adjusting items	6(iii)	**(17)**	18
Adjusted operating profit after tax attributable to ordinary equity holders		**790**	710
Adjusted weighted average number of ordinary shares – (millions)		**5,222**	3,840
Adjusted operating earnings per ordinary share – (pence)		**15.1**	18.5

8 Acquisitions of subsidiaries

On 26 January 2006, the Company's offer for Försäkringsaktiebolaget Skandia (publ) (Skandia) was declared unconditional. Settlement of acceptances received up to that date was effective on 3 February 2006, which resulted in the Company obtaining 72.1% of Skandia. The offer was extended and further acceptances were received and settled, on 17 February 2006 (17.4%), and on 23 March 2006 (8.7%). Consequently, following further permitted open market purchases the Group's interest in Skandia was 98.8% at 31 December 2006.

The Company has instigated a compulsory purchase of the remaining Skandia shares. The compulsory purchase proceedings are in progress. Access to the minority shares is anticipated to be completed during 2007.

Under the terms of the offer, consideration was paid to Skandia shareholders by way of a combination of cash and shares in Old Mutual plc. To date, cash consideration of £1,253 million has been paid by the Company and the Company has issued 1,389 million Old Mutual plc shares, with a fair value of £2,670 million.

The results of Skandia have been included in the financial statements of the Group from 1 February 2006.

Total revenue and profit before tax for the eleven months ended 31 December 2006 was £5,148 million and £89 million, respectively. The total revenue and profit before tax for the year ended 31 December 2006 was £5,309 million and £93 million respectively.

The fair value of the consideration paid for the Group's 98.8% holding in Skandia is as follows:

	£m Year ended 31 December 2006
Cash paid	**1,253**
Fair value of 1,389 million Old Mutual plc shares issued, based on the published prices at applicable dates of exchange	**2,670**
Costs of acquisition	**72**
Total consideration	**3,995**

The acquisition of Skandia in exchange for the Group's ordinary shares means that merger relief is applicable under section 131 of the Companies Act 1985. As a result during the year £2,532 million has been credited to the merger reserve within the Company's balance sheet.

8 Acquisitions of subsidiaries *continued*

The fair value of the assets and liabilities acquired were as follows:

				£m
	Book value	Fair value and accounting policy adjustments	Acquired intangibles	Fair value as reported at 31 December 2006
Assets				
Intangible assets	52	(41)	3,036	3,047
Deferred acquisition costs (DAC)	1,422	(1,422)	-	-
Deferred tax assets	40	(5)	-	35
Other assets	39,366	(270)	-	39,096
Total assets	40,880	(1,738)	3,036	42,178
Liabilities				
Deferred revenue liability (DRL)	1,214	(1,214)	-	-
Provisions	89	99	-	188
Contingent liabilities	-	63	-	63
Deferred tax liabilities	234	(109)	500	625
Other liabilities	38,426	(18)	-	38,408
Total liabilities	39,963	(1,179)	500	39,284
Net assets acquired	917	(559)	2,536	2,894
Less: Minority share of net assets acquired				(29)
Residual goodwill				1,130
Total consideration				3,995

The fair value of the net assets and acquired intangibles has been updated following revisions to original estimates in the fourth quarter of 2006. The calculation of residual goodwill will be finalised in 2007.

Separate intangible assets have been identified and valued at £3,036 million, using estimated post-tax cash flows and post-tax discount rates. These intangibles represent the value of the PVIF, the values of the Skandia distribution network, customer relationships in respect of non-life businesses, and the Skandia brand. No other intangibles were identified which were capable of reliable measurement. A deferred tax liability of £500 million has been provided for in respect of these intangible assets, based on the tax rates applicable in the various territories, on the grounds that the assets have no tax base, thereby creating temporary differences on which deferred tax must be provided.

The useful economic lives of the PVIF and other intangibles have been assessed, taking into account factors such as the usage of the asset, life cycles, obsolescence, maintenance, and period of control over the asset. PVIF and other intangible assets will be amortised over a period of between 10 and 20 years. Related deferred tax liabilities will be amortised in line with the amortisation of the particular intangible asset.

Other fair valuation adjustments principally comprise the derecognition of DAC, DRL and related balances (including deferred tax impacts thereon) on the basis that these items have no fair value at acquisition. These items are included in the calculation of the PVIF.

8 Acquisitions of subsidiaries *continued*

The remaining fair value and accounting policy adjustments relate to the derecognition of goodwill shown in Skandia's balance sheet, recognition at fair value of certain assets and liabilities previously recorded at amortised cost in Skandia's balance sheet, and other adjustments to reflect up to date estimates in respect of certain litigation issues and tax, including the recognition of certain contingencies.

Of the fair value and accounting policy adjustments shown above, £147 million relates to reductions in net assets determined in the final quarter of 2006 on the basis of new information that has become available subsequent to the publication of the Group interim financial statements to 30 June 2006.

The residual goodwill of £1,130 million represents the value of the *Skandia* workforce and synergies, both from increased revenues and reduced costs, expected to arise across the Skandia business and within our UK life assurance operations as a result of the acquisition. It also represents the value of new business growth and other customer intangible assets which cannot be reliably measured.

9 Provisions

	At 31 December 2006 £m	At 31 December 2005 £m
Surplus property	41	54
Client compensation	8	10
Warranties on sale of business	113	20
Liability for long service leave	30	35
Other provisions	337	123
	529	242
Post employment benefits	13	43
Total	542	285

£m

Year ended 31 December 2006	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	54	10	20	35	123	242
Additions from business combinations	3	-	102	-	146	251
Unused amounts reversed	(5)	(2)	(6)	-	(15)	(28)
Unwind of discount	2	-	-	-	-	2
Charge to income statement	1	1	-	3	136	141
Utilised during the year	(14)	(1)	(3)	(1)	(39)	(58)
Foreign exchange and other movements	-	-	-	(7)	(14)	(21)
Balance at end of the year	41	8	113	30	337	529

At 31 December 2006 provisions in relation to sale of business were £113 million. These principally relate to warranties in respect of the sale of American Skandia to Prudential Financial, which were recognised by the Group upon acquisition.

At 31 December 2006 other provisions include £115 million in respect of the distribution of proceeds arising upon the closure of the unclaimed shares trusts. Further information is included in note 4 (viii). Also included in this amount are provisions for ongoing litigation across the Group totalling £71 million.

£m

Year ended 31 December 2005	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	67	12	20	36	98	233
Unused amounts reversed	(2)	(3)	-	-	(5)	(10)
Unwind of discount	3	-	-	-	-	3
Charge to income statement	3	2	-	-	38	43
Utilised during the year	(16)	(3)	-	(1)	(6)	(26)
Foreign exchange and other movements	(1)	2	-	-	(2)	(1)
Balance at end of the year	54	10	20	35	123	242

10 Post balance sheet events

On 16 January 2007, the Company raised €750 million through the placement of callable note in accordance with the Company's £3.5 billion Euro Note Programme. Interest is fixed at 4.5% until 18 January 2012, and payable annually in arrear. Thereafter interest is floating and payable bi-annually in arrear at the six month EURIBOR plus 0.96 per cent. This instrument will be recognised as subordinated debt within the Group's 2007 financial statements.

On 2 February 2007 the Group's United States asset management business acquired a majority interest in Ashfield Capital Partners, LLC.

On 5 February 2007 the Group's South Africa banking subsidiary launched two subordinated Tier II bonds with a nominal value of R65 million fixed at 9.03 per cent, and R1 billion fixed at 8.90 per cent, callable on 8 February 2012 and 8 February, respectively.

11 Dividends

Dividends paid were as follows:

	Year ended 31 December 2006	£m Year ended 31 December 2005
2004 Final dividend paid - 3.5 p per 10p share	-	118
2005 Interim dividend paid - 1.85 p per 10p share	-	66
2005 Final dividend paid – 3.65 p per 10p share	174	-
2006 Interim dividend paid – 2.1 p per 10p share	108	-
Dividends to ordinary equity holders	282	184
Dividends declared to holders of perpetual preferred callable securities	39	-
Dividend payments for the year	321	184

Dividends paid to ordinary equity holders, as above, are calculated using the number of shares in issue at the record date, less treasury shares held in ESOP Trusts, life funds of Group companies, Black Economic Empowerment trusts and related undertakings.

As a consequence of the exchange control arrangements in place in certain African territories, dividends to ordinary equity holders on the branch registers of those countries (or, in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The Directors have declared a 2006 final dividend of 4.15p per share, which will be paid on 31 May 2007 to all ordinary equity holders on the register at the close of business on 11 May 2007, being the record date for the dividend. No provision has been recognised in respect of this dividend.

In March and November 2006, £22 million and £17 million respectively were declared and paid to holders of perpetual preferred callable securities (31 December 2005: £nil).

12 Contingent liabilities

		£m
	At 31 December 2006	At 31 December 2005
Guarantees and assets pledged as collateral security	**1,115**	1,016
Irrevocable letters of credit	**334**	756
Secured lending	**1,440**	1,528
Other contingent liabilities	**213**	110

Nedbank structured financing

Historically a number of the Group's South Africa banking businesses entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the Group's companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner different to that initially envisaged by the contracting parties. As a result group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Skandia Liv

Skandia Liv has submitted claims to Skandia totalling SEK 3.2 billion relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in 2007 or 2008.

American Skandia

The sale of American Skandia to Prudential Financial contained representation and warranties. Indemnity in respect of this is limited to US $1 billion. Investor class actions and investigations by various US regulators have given rise to potential settlements and claims. These principally relate to market timing and annuitisation. American Skandia's potential exposure to market timing is part of a wider investigation of the US industry. Annuitisation claims relate to administrative errors made by the American Skandia business between 1996 and 2003. Prudential Financial asserts that these have given rise to subsequent compensation claims from affected customers.

The fair value of Skandia net assets acquired include amount provided for in connection with the Skandia Liv and American Skandia exposure. Further details of the Group's provision are disclosed in note 9.

European Embedded Value Supplementary Information

for the year ended 31 December 2006

1 Income statement on a European embedded value basis

		£m
	Year ended 31 December 2006	Year ended 31 December 2005
South Africa		
Covered business	**489**	579
Asset management	**97**	85
Banking	**534**	421
General insurance	**82**	102
	1,202	1,187
United States		
Covered business	**98**	122
Asset management	**127**	118
	225	240
Europe		
Covered business	**394**	-
Asset management	**(1)**	(4)
Banking	**11**	-
	404	(4)
Other	**15**	20
	15	20
Finance costs	**(130)**	(37)
Other shareholders' income / (expenses)	**(29)**	(19)
Adjusted operating profit*	**1,687**	1,387
Adjusting items	**702**	636
Profit before tax (net of income tax attributable to policyholder returns)	**2,389**	2,023
Income tax attributable to shareholders	**(572)**	(485)
Profit for the financial year	**1,817**	1,538
Profit for the financial year attributable to:		
Equity holders of the parent	**1,531**	1,281
Minority interests		
Ordinary shares	**236**	205
Preferred securities	**50**	52
Profit for the financial year	**1,817**	1,538

* For long-term and general insurance business, adjusted operating profit is based on the expected investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, initial costs of Black Economic Empowerment schemes, the impact of closure of unclaimed shares trusts profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments and dividends declared to holders of perpetual preferred callable securities.

1 Income statement on a European Embedded Value basis *continued*

Adjusting items comprise:

	Year ended 31 December 2006	£m Year ended 31 December 2005
Income / (expense)		
Goodwill impairment and amortisation of non-covered business acquired intangible assets	**(15)**	(5)
Profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments	**84**	58
Short-term fluctuations in investment returns (including economic assumption changes)		
Covered business	**543**	524
Other	**53**	80
Cost of capital methodology and modelling changes	**55**	51
Material revision to actuarial models	**(57)**	-
Initial costs of Black Economic Empowerment schemes	**-**	(72)
Dividends declared to holders of perpetual preferred callable securities	**39**	-
Adjusting items	**702**	636

Adjusted operating profit after tax attributable to ordinary equity holders

	Year ended 31 December 2006	£m Year ended 31 December 2005
Adjusted operating profit	**1,687**	1,387
Tax on adjusted operating profit	**(469)**	(352)
	1,218	1,035
Minority interests		
Ordinary shares	**(239)**	(187)
Preferred securities	**(50)**	(52)
Adjusted operating profit after tax attributable to ordinary equity holders	**929**	**796**

Embedded value earnings per share attributable to ordinary equity holders of the parent	Year ended 31 December 2006	Pence Year ended 31 December 2005
Adjusted operating earnings per share*	**17.8**	20.7
Basic earnings per share	**32.5**	37.1
Adjusted weighted average number of shares – millions	**5,222**	3,840
Weighted average number of shares – millions	**4,705**	3,456

* EEV adjusted operating earnings per share is calculated on the same basis as EEV adjusted operating profit, but is stated after tax, and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

1 Income statement on a European Embedded Value basis *continued*

£m	Year ended 31 December 2006	Year ended 31 December 2005
Adjusted operating profit for the covered business	**981**	701
South Africa	**489**	579
United States	**98**	122
Europe	**394**	-
Tax on adjusted operating profit for the covered business	**253**	191
South Africa	**127**	150
United States	**32**	41
Europe	**94**	-
Adjusted operating profit after tax for the covered business	**728**	510
South Africa	**362**	429
United States	**66**	81
Europe	**300**	-
Reconciliation of tax on adjusted operating profit		
Tax on adjusted operating profit for the covered business	**253**	191
Tax on adjusted operating profit for other business	**216**	161
Tax on adjusted operating profit	**469**	352

2 Reconciliation of movements in group embedded value

	Year ended 31 December 2006	£m Year ended 31 December 2005*
Group embedded value at beginning of the year	**5,808**	4,754
Exclusion of goodwill in respect of United States covered business	-	(59)
Restated group embedded value at beginning of the year	**5,808**	4,695
Change in equity arising in the year		
Fair value (losses) / gains	**71**	(77)
Currency translation differences / exchange differences on translating foreign operations	**(1,285)**	263
Cash flow hedge amortisation	-	(12)
Redemption of convertible bond	-	(18)
Aggregate tax effects of items taken directly to or transferred from equity	**3**	-
Other	**94**	(383)
Net income recognised directly into equity	**(1,117)**	(227)
Profit for the year	**1,531**	1,281
Total recognised income and expense for the year	**414**	1,054
Dividend for the year	**(321)**	(184)
Issue of share capital	**2,674**	159
Exercise of share options	**14**	4
Fair value equity settled share options	**28**	80
Exclusion of adjustment to include Skandia long-term business on a statutory solvency basis as at the date of acquisition	**(3,573)**	-
Acquired value of in-force business of Skandia after fair value opening adjustments	**2,073**	-
Group embedded value at end of the year	**7,117**	5,808

* The prior year results have been restated to:

(i) Exclude goodwill relating to United States long-term business of £58 million at 31 December 2006, (2005: £59 million). Any changes in value over the prior year results from, and is included in, currency translation differences.

(ii) Include the adjustment for market value of life funds' investments in Group equity and debt instruments in the adjusted net worth of the covered business of £502 million at 31 December 2006 (2005: £467 million).

(iii) Remove the perpetual preferred callable securities including accrued dividends of £668 million (2005: £699 million).

3 Components of group embedded value

	£m	
	At 31 December 2006	At 31 December 2005
Adjusted net worth attributable to ordinary equity holders of the parent	**2,945**	3,829
Equity	**7,237**	4,751
Adjustment to include long-term business on a statutory solvency basis:		
South Africa	**108**	110
United States	**(742)**	(741)
Europe	**(2,456)**	-
Adjustment for market value of life funds' investments in Group equity and debt instruments held in life funds	**502**	467
Adjustment to remove perpetual preferred callable securities and accrued dividends	**(668)**	(699)
Adjustment to exclude acquisition goodwill and intangibles from the covered business:		
United States	**(58)**	(59)
Europe	**(978)**	-
Value of in-force business	**4,172**	1,979
Value of in-force business before items listed below	**4,648**	2,372
Additional time-value of financial options and guarantees	**(51)**	(49)
Cost of required capital	**(398)**	(340)
Minority interest in value of in-force	**(27)**	(4)
Group embedded value	**7,117**	5,808
Group embedded value per share – pence	**129.4**	142.0
Return on group embedded value (ROEV) per annum	**13.8%**	16.5%
Number of shares in issue – millions	**5,501**	4,090

1. The adjustments to include long-term business on a statutory solvency basis reflect the difference between the net worth of each business on the statutory basis (as required by the local regulator) and their portion of the Group's consolidated equity shareholders' funds. In South Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter-company loans). For some European territories the value excludes deferred acquisition costs which are effectively part of the value of in-force between business.

2. The ROEV is calculated as the adjusted operating profit after tax and minority interests of £929 million plus accrued dividends to holders of perpetual preferred callable securities divided by the opening Group embedded value plus 11/12 of the embedded value of Skandia as of 1 February 2006.

3. The impact of marking all debt to market value is an increase of £61 million at 31 December 2006 and a reduction of £62 million as at 31 December 2005.

4 Components of adjusted embedded value

	£m	
	At 31 December 2006	At 31 December 2005
Pro forma adjustments to bring Group investments to market value		
Group embedded value	**7,117**	5,808
Adjustment to bring listed subsidiaries to market value	**1,341**	1,101
South Africa banking business	**1,094**	880
South Africa general insurance business	**247**	221
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**188**	206
Adjusted Group embedded value	**8,646**	7,115
Adjusted Group embedded value per share – pence	**157.2**	174.0
Number of shares in issue – millions	**5,501**	4,090

5 Reconciliation of embedded value of the covered business with the adjusted embedded value

	At 31 December 2006 £m	At 31 December 2005 £m
Embedded value of the covered business	**6,453**	4,221
Adjusted net worth*	**2,281**	2,242
Value of in-force business**	**4,172**	1,979
Adjusted net worth of the asset management business	**1,458**	1,237
South Africa	**169**	151
United States	**1,112**	1,086
Europe	**177**	-
Market value of the banking business	**2,482**	2,050
South Africa	**2,231**	2,050
Europe	**251**	-
Market value of the general insurance business		
South Africa	**458**	614
Net other business	**50**	789
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**188**	206
Perpetual preferred securities (US$ denominated)	**(458)**	(458)
Perpetual preferred callable securities	**(688)**	(679)
£ denominated	**(350)**	(350)
Euro denominated	**(338)**	(329)
Debt	**(1,317)**	(845)
Rand denominated	**(219)**	(325)
US$ denominated	**(438)**	(475)
£ denominated	**(54)**	(45)
SEK denominated	**(594)**	-
Euro denominated	**(12)**	-
Accrued dividends to holders of perpetual preferred callable securities	**20**	(20)
Adjusted Group embedded value	**8,646**	7,115

* Adjusted net worth is after the elimination of inter-company loans.

** Net of minority interests.

6 Components of embedded value of the covered business

	At 31 December 2006	At 31 December 2005
		£m
Embedded value of the covered business	**6,453**	4,221
Adjusted net worth	**2,281**	2,242
Value of in-force business	**4,172**	1,979
South Africa		
Adjusted net worth	**1,425**	1,755
Required capital	**1,259**	1,569
Free surplus	**166**	186
Value of in-force business	**1,203**	1,301
Value of in-force business before items listed below	**1,393**	1,565
Additional time-value of financial options and guarantees	**-**	-
Cost of required capital	**(186)**	(260)
Minority interest in value of in-force	**(4)**	(4)
United States		
Adjusted net worth	**454**	487
Required capital	**390**	484
Free surplus	**64**	3
Value of in-force business	**690**	678
Value of in-force business before items listed below	**806**	807
Additional time-value of financial options and guarantees	**(47)**	(49)
Cost of required capital	**(69)**	(80)
Europe		
Adjusted net worth	**402**	-
Required capital	**260**	-
Free surplus	**142**	-
Value of in-force business	**2,279**	-
Value of in-force business before items listed below	**2,449**	-
Additional time-value of financial options and guarantees	**(4)**	-
Cost of required capital	**(143)**	-
Minority interest in value of in-force	**(23)**	-

The adjusted net worth excludes acquired intangibles and goodwill of the covered business.

7 Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum. The Directors acknowledge their responsibility for the preparation of this supplementary information.

The results for the year ended 31 December 2006 and the position at that date have been prepared on the same basis as that used in the 31 December 2005 EEV supplementary statements subject to the following changes:

(i) the Group embedded value now includes the adjustment for market value of life funds' investments in Group equity and debt instruments; and

(ii) the Group embedded value now excludes perpetual preferred callable securities and accrued dividends.

Covered business is defined as long-term business in the primary financial statements. This business covers traditional life insurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life insurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to covered business. Following the acquisition of Skandia, covered business now includes the traditional life and unit-linked assurance business of Skandia. Institutional investment platform pension business written in United Kingdom has been excluded as it is more appropriately classified as mutual fund business. The results do not include services provided by Group investment management companies. Unallocated Group holding expenses have been included to the extent that they relate to the covered business.

For South Africa the covered business excludes individual unit trusts and some group market-linked business written by the asset management company through the life company as profits from this business arise in the asset management companies.

The treatment within this supplementary information of all business other than the covered business is the same as the primary financial statements.

Under the EEV methodology, profit is recognised as it is earned over the life of the products defined within the covered business.

The embedded value of the covered business is the sum of the shareholders' adjusted net worth in respect of the covered business and the value of the in-force covered business. The Group embedded value includes the value of all other business at the book value detailed in the primary financial statements. The adjusted embedded value, a measure used by the Directors to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value. The value of deferred consideration due in respect of Black Economic Empowerment partners is also included.

7 Basis of preparation *continued*

The adjusted net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the Directors to be appropriate to manage the business allowing for minimum local statutory requirements (or equivalent where there is no local requirement), their internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our United States business in order to maintain the desired credit rating. The level of required capital is on average 147, 278 and 121 per cent of the minimum local statutory requirements in South Africa, United States and Europe respectively as at 31 December 2006. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South Africa covered business is partially covered by the market value of the Group's investments in banking and general insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa and Europe an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of in-force has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and or policyholder actions in different circumstances.

The Directors believe that the embedded value of the covered business is broadly market-consistent.

8 Analysis of covered business embedded value results (after tax)

£m

Total covered business	Year ended 31 December 2006 Adjusted net worth	Year ended 31 December 2006 Value of in-force business	Year ended 31 December 2006 Total	Year ended 31 December 2005 Adjusted net worth	Year ended 31 December 2005 Value of in-force business	Year ended 31 December 2005 Total
Embedded value of the covered business at beginning of the year	2,242	1,979	4,221	2,081	1,474	3,555
Exclusion of goodwill in respect of the United States covered business				(59)	-	(59)
Acquired embedded value of Skandia	391	2,085	2,476	-	-	-
Opening fair value adjustments	(47)	(12)	(59)	-	-	-
	2,586	4,052	6,638	2,022	1,474	3,496
New business contribution	(420)	664	244	(91)	204	113
Expected return on existing business – return on value of in-force	-	317	317	-	187	187
Expected return on existing business – transfer to net worth	625	(625)	-	240	(240)	-
Experience variances	12	16	28	(7)	13	6
Operating assumption changes	(1)	(98)	(99)	(44)	110	66
Recalibration of risk-margins	-	89	89	-	-	-
Expected return on adjusted net worth	149	-	149	138	-	138
Adjusted operating profit after tax	365	363	728	236	274	510
Investment return variances on in-force business	16	177	193	20	92	112
Investment return variances on adjusted net worth	298	-	298	264	-	264
Effect of economic assumption changes	(2)	(42)	(44)	-	36	36
Material revision to actuarial models	-	(38)	(38)			
Methodology changes impacting cost of required capital	-	46	46	-	33	33
Profit after tax	677	506	1,183	520	435	955
Exchange rate movements	(419)	(362)	(781)	55	72	127
Change in minority interest	(10)	(24)	(34)	(4)	(2)	(6)
Net transfers from covered business	(553)	-	(553)	(351)	-	(351)
Embedded value of the covered business at end of the year	2,281	4,172	6,453	2,242	1,979	4,221

8 Analysis of covered business embedded value results (after tax) *continued*

£m

South Africa covered business	Year ended 31 December 2006 Adjusted net worth	Value of in-force business	Total	Year ended 31 December 2005 Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at the beginning of year	1,755	1,301	3,056	1,566	1,030	2,596
New business contribution	(15)	87	72	(22)	84	62
Expected return on existing business – return on value of in-force	-	139	139	-	137	137
Expected return on existing business – transfer to net worth	179	(179)	-	185	(185)	-
Experience variances	1	(15)	(14)	52	(8)	44
Operating assumption changes	11	(27)	(16)	3	62	65
Recalibration of risk-margins	-	59	59	-	-	-
Expected return on adjusted net worth	122	-	122	121	-	121
Adjusted operating profit after tax	298	64	362	339	90	429
Investment return variances on in-force business	9	116	125	18	99	117
Investment return variances on adjusted net worth	294	-	294	264	-	264
Effect of economic assumption changes	(2)	(23)	(25)	-	40	40
Methodology changes impacting cost of required capital	-	19	19	-	33	33
Profit after tax	599	176	775	621	262	883
Exchange rate movements	(355)	(273)	(628)	5	11	16
Change in minority interest	(6)	(1)	(7)	(4)	(2)	(6)
Net transfers from covered business	(568)	-	(568)	(433)	-	(433)
Embedded value of the covered business at end of the year	1,425	1,203	2,628	1,755	1,301	3,056
Return on embedded value (ROEV) per annum			13.6%			17.6%

South Africa covered business

The segment results of South Africa include the Old Mutual Life Assurance Company Namibia and Old Mutual International (Guernsey), both of which are managed by the South African operations.

Experience variances were impacted by the one-off historic adjustments announced in September 2006 quarterly results, an increased spend on some key initiatives and negative retention experience in group and healthcare business.

The main operating assumption changes are the positive effects of reduction in the provision for future individual business maintenance expenses, which was offset by an increase in provision for group business terminations and maintenance expenses.

The risk-margin recalibration exercise resulted in a reduction from 2.3 to 2 per cent.

The methodology changes impacting cost of required capital reflects modelling improvements to the required capital which reduced the cost of required capital.

The net transfers from covered business include a provision related to the closure of the unclaimed shares trusts, an increased investment in the Old Mutual plc loan note, the purchase of additional shares in Nedbank, dividend payments, as well as head office expenses.

The embedded value for South Africa is after the adjustment for market value of life funds' investments in Group equity and debt instruments.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in SA Rands.

8 Analysis of covered business embedded value results (after tax) *continued*

£m

United States covered business	Year ended 31 December 2006 Adjusted net worth	Value of in-force business	Total	Year ended 31 December 2005 Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at beginning of the year	487	678	1,165	515	444	959
Exclusion of goodwill in respect of US covered business				(59)	-	(59)
	487	678	1,165	456	444	900
New business contribution	(128)	173	45	(69)	120	51
Expected return on existing business – return on value of in-force	-	62	62	-	50	50
Expected return on existing business – transfer to net worth	76	(76)	-	55	(55)	-
Experience variances	(11)	1	(10)	(59)	21	(38)
Operating assumption changes	(12)	(44)	(56)	(47)	48	1
Recalibration of risk-margins	-	10	10	-	-	-
Expected return on adjusted net worth	15	-	15	17	-	17
Adjusted operating profit after tax	(60)	126	66	(103)	184	81
Investment return variances on in-force business	-	18	18	2	(7)	(5)
Investment return variances on adjusted net worth	(3)	-	(3)	-	-	-
Effect of economic assumption changes	-	(15)	(15)	-	(4)	(4)
Material revision to actuarial models	-	(38)	(38)			
Methodology and modelling changes impacting cost of required capital	-	9	9	-	-	-
Profit after tax	(63)	100	37	(101)	173	72
Exchange rate movements	(61)	(88)	(149)	50	61	111
Net transfers to covered business	91	-	91	82	-	82
Embedded value of the covered business at end of the year	454	690	1,144	487	678	1,165
Return on embedded value (ROEV) per annum			6.1%			8.5%

United States covered business

The segment results of United States include Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and Old Mutual (Bermuda) Limited.

The negative experience variance mainly arose from mortality losses on single premium immediate annuities.

The main operating assumption changes include a strengthening of the assumed rate of usage of the penalty free withdrawal option in the deferred annuity product, strengthening of mortality assumptions on single premium immediate annuities and changes to the credited rates for multi-year guaranteed annuities.

The risk-margin recalibration exercise resulted in a reduction from 3.2 to 3 per cent.

The actuarial models used to calculate the embedded value have been replaced and upgraded. This resulted in a reduction in embedded value of £38 million.

The methodology changes impacting cost of required capital reflects changes in the definition of required capital in OMRe and Old Mutual (Bermuda) Limited to that appropriate to manage the business.

The transfer to covered business is in respect of capital injections and head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in US Dollars.

8 Analysis of covered business embedded value results (after tax) *continued*

			£m
	Year ended 31 December 2006		
Europe covered business	Adjusted net worth	Value of in-force business	Total
Embedded value of covered business at beginning of the period			
Acquired embedded value of Skandia	391	2,085	2,476
Opening fair value adjustments	(47)	(12)	(59)
	344	2,073	2,417
New business contribution	(277)	404	127
Expected return on existing business – return on value of in-force	-	116	116
Expected return on existing business – transfer to net worth	370	(370)	-
Experience variances	22	30	52
Operating assumption changes	-	(27)	(27)
Recalibration of risk-margins	-	20	20
Expected return on adjusted net worth	12	-	12
Adjusted operating profit after tax	127	173	300
Investment return variances on in-force business	7	43	50
Investment return variances on adjusted net worth	7	-	7
Effect of economic assumption changes	-	(4)	(4)
Methodology changes impacting cost of required capital	-	18	18
Profit after tax	141	230	371
Exchange rate movements	(3)	(1)	(4)
Change in minority interest	(4)	(23)	(27)
Net transfers from covered business	(76)	-	(76)
Embedded value of the covered business at end of the period	402	2,279	2,681
Return on embedded value (ROEV) per annum			13.5%

Europe covered business

The segmental results of Europe include the Skandia Life companies in the United Kingdom, Nordic region, Europe and Latin America.

The positive experience variances mainly arose from a higher level of fee income than that assumed, which was partially offset by negative expense variances from the Nordic and Latin America regions.

The main operating assumption changes are a strengthening of persistency assumptions in Europe, and increase in provision for future maintenance expenses in the Nordic and Europe and Latin America regions.

The risk-margin recalibration exercise resulted in a 10 basis points reduction in UK, 10 basis points reduction in the Nordic region, and 10-50 basis points reduction in the Europe and Latin America region. For Nordic, the risk margin was then increased by 20 basis points on account of a release of required capital.

The methodology changes impacting cost of required capital mainly reflect a reduction in the amount of required capital in the Nordic region, as mentioned in the previous paragraph.

The transfers from covered business include repayment of internal financing arrangements as well as head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in Sterling.

9 Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax. Annual premium equivalent (APE) is calculated as recurring premiums plus 10 per cent of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under APE margin and PVNB margin below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business contribution.

	Year ended 31 December 2006	£m Year ended 31 December 2005
Recurring premiums		
South Africa*	**234**	239
United States	**64**	81
Europe**	**357**	-
	655	320
Single premiums		
South Africa*	**1,580**	1,183
United States	**1,977**	2,086
Europe**	**5,240**	-
	8,797	3,269
APE		
South Africa*	**392**	358
United States	**262**	290
Europe**	**881**	-
	1,535	648
PVNBP		
South Africa*	**2,734**	2,380
United States	**2,284**	2,477
Europe**	**6,874**	-
	11,892	4,857
VNB		
South Africa*	**72**	62
United States	**45**	51
Europe**	**127**	-
	244	113

9 Value of new business (after tax) *continued*

	Year ended 31 December 2006	Year ended 31 December 2005
APE margin		
South Africa*	**18%**	17%
United States	**17%**	18%
Europe**	**14%**	-
Average	**16%**	17%

	Year ended 31 December 2006	Year ended 31 December 2005
PVNBP margin		
South Africa*	**2.6%**	2.6%
United States	**2.0%**	2.1%
Europe**	**1.8%**	-
Average	**2.1%**	2.3%

* Gross of minority interests.

** For the period from 1 February 2006.

The value of new unit trust linked retirement annuities and pension fund asset management business written by the South Africa long-term business, which amounted to £409 million in the year ended 31 December 2006, is excluded as the profits on this business arise in the asset management business. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

The value of new institutional investment platform pensions business written in the United Kingdom, which amounted to £64 million in the year ended 31 December 2006, is excluded as this is more appropriately classified as mutual fund business.

10 Product analysis of new covered business premiums

£m

South Africa	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single	Year ended 31 December 2005 Recurring	Year ended 31 December 2005 Single
Total business	234	1,580	239	1,183
Individual business	203	930	184	795
Savings	55	766	58	635
Protection	74	5	63	6
Annuity	-	157	-	153
Group Schemes	74	2	63	1
Group business	31	650	55	388
Savings	3	494	5	248
Protection	9	1	14	-
Annuity	-	155	-	140
Healthcare	19	-	36	-
Total business*	234	1,580	239	1,183
Individual business	203	930	184	795
Insurance contracts	118	151	101	151
Investment contracts with discretionary participating features	42	23	40	21
Other investment contracts	43	756	43	623
Group business	31	650	55	388
Insurance contracts	28	156	50	140
Investment contracts with discretionary participating features	3	110	5	149
Other investment contracts	-	384	-	99

£m

United States	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single	Year ended 31 December 2005 Recurring	Year ended 31 December 2005 Single
Total business	64	1,977	81	2,086
Fixed deferred annuity	-	81	-	32
Equity indexed annuity	-	1,161	-	1,265
Variable annuity	-	574	-	394
Life	64	-	81	-
Immediate annuity	-	161	-	319
Other (corporate)	-	-	-	76
Total business*	64	1,977	81	2,086
Insurance contracts	64	1,761	81	1,744
Other investment contracts	-	216	-	342

10 Product analysis of new covered business premiums *continued*

Europe**	Year ended 31 December 2006 Recurring	£m Single
Total business		
	357	5,240
Unit-linked assurance	348	5,219
Life	9	21

* The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the primary financial statements definitions. All categories of business are subject to EEV accounting.

** Gross of minority interests for the period from 1 February 2006.

11 Assumptions

Introduction

The principal assumptions used in the calculation of the value of in-force business and VNB are set out below. The assumptions are best estimate and actively reviewed.

- Both operating profit and VNB are calculated on closing assumptions.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in VNB.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- VNB has been accumulated to the year end.
- The sensitivity of the embedded value, the value of in-force and VNB to key assumptions are set out in note 12.

11 Assumptions *continued*

Economic assumptions

South Africa	At 31 December 2006	At 31 December 2005
Risk-free rate (10 year Government bond)	**7.9%**	7.6%
Cash return	**5.9%**	5.6%
Equity return	**11.4%**	11.1%
Property return	**9.4%**	9.1%
Expense Inflation	**4.9%**	4.6%
Traditional embedded value risk discount rate[1]	**10.8%**	10.8%
Risk free rate	**7.9%**	7.6%
Risk margin[2]	**2.0%**	2.3%
Cost of financial options and guarantees[3]	**0.0%**	0.2%
Cost of required capital in excess of statutory minimum[4]	**0.9%**	0.7%

United States	At 31 December 2006	At 31 December 2005
Risk free rate (10 year Treasury yield)	**4.7%**	4.4%
Expense Inflation	**3.0%**	3.0%
New money yield assumed	**5.7%**	5.5%
Net portfolio earned rate	**5.8%**	5.6%
Traditional embedded value risk discount rate	**9.8%**	10.4%
Risk free rate	**4.7%**	4.4%
Risk margin	**3.0%**	3.2%
Cost of financial options and guarantees	**1.0%**	1.0%
Cost of required capital in excess of statutory minimum	**1.1%**	1.8%

[1] This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time value of options and guarantees and required capital in excess of the statutory minimum.

[2] Risk margin is net of the risk allowance for the time value of financial options and guarantees and for the required capital in excess of statutory minimum

[3] This is the time value of financial options and guarantees not allowed for in statutory reserves

[4] This is the margin for the cost of holding required capital in excess of the statutory minimum

11 Assumptions *continued*

Europe	At 31 December 2006
United Kingdom	
Risk-free rate (10 year Government bond)	4.6%
Cash return	3.6%
Property return	6.1%
Equity return	7.5%
Expense Inflation	4.3%
Traditional embedded value risk discount rate	7.1%
Risk free rate	4.6%
Risk margin	2.1%
Cost of financial options and guarantees	-
Cost of required capital in excess of statutory minimum	0.4%
Sweden	
Risk-free rate (10 year Government bond)	3.8%
Cash return	2.8%
Equity return	6.8%
Property return	5.3%
Expense Inflation	3.1%
Traditional embedded value risk discount rate	6.9%
Risk free rate	3.8%
Risk margin	3.1%
Cost of financial options and guarantees	-
Cost of required capital in excess of statutory minimum	-
Rest of Europe and Latin America	
Risk-free rate (10 year Government bond)	2.5% - 5.5%
Cash return	1.5% - 4.5%
Equity return	5.5% - 8.5%
Property return	4.0% - 7.0%
Expense Inflation	1.8% - 3.0%
Traditional embedded value risk discount rate	4.0% - 7.5%
Risk free rate	2.5% - 5.5%
Risk margin	1.4% - 3.1%
Cost of financial options and guarantees	-
Cost of required capital in excess of statutory minimum	0.0% - 3.0%

11 Assumptions *continued*

- The pre-tax investment and economic assumptions are updated every three months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the Directors' view of future projected returns in each geography.

- The risk margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. These risk margins do not include the risk associated with financial options and guarantees.

- Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected taxation is based on the current tax basis that applies in each country.

- For the South Africa business projected taxation is based on the current tax basis that applies in each country. Full allowance has been made for secondary tax on companies (STC) that may be payable in South Africa. Full account has been taken of the impact of capital gains tax. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. The effective tax rate was 35 per cent, except for the investment return on capital for which the attributed tax was derived from the primary accounts.

- For the United States full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. The effective rate was 33 per cent.

- For the Europe businesses, projected tax is based on the current tax rate that applies in each country. In Sweden, no allowance has been made for additional tax on dividends remitted to the UK. Tax has however been allowed for on dividends to be remitted to the UK from the Isle of Man. The effective tax rates for Nordic, United Kingdom and the rest of Europe were a range of 2 to 28 per cent, 29.8 per cent and a range of 9.1 to 43.1 per cent.

Risk Margins

The risk margins were recalibrated as at 31 December 2006. The risk margin in each geography above the risk-free rates as at 31 December 2006 for the South African, United States and Europe life covered businesses were 2.0, 3.0 and 1.4 to 3.1 per cent respectively.

Compared to the previous recalibration exercise, the recalibration of risk margins in South Africa and the United States has resulted in reductions of 30 and 20 basis points, respectively, reflecting the changed mix of business and product design of the new business. For South Africa, the reduction in risk margin is also due to the expected cost of financial options and guarantees being provided for in the liabilities, and due to higher equity market levels, higher interest rates and a lower market consistent equity volatility parameters compared to the previous calibration

The risk margins for the risk associated with the time value of financial options and guarantees and the allowance for required capital in excess of the statutory minimum have been presented separately.

Non-economic assumptions:

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

11 Assumptions *continued*

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 32 per cent of the Group holding company expenses, with 13 per cent allocated to South Africa, 4 per cent allocated to United States and 14 per cent allocated to Europe.

- The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.

- No allowance has been made for future productivity improvements in the expense assumptions.

- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or VNB.

Required capital:

- For the South Africa business, the required capital is calculated for each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business. The capital requirement, based on the discounted value of the maximum shareholder support required, is determined using a conditional tail expectation at the 97.5 percentile level (the December 2005 calculation was based on the 99th worst percentile case: these are equivalent). The required capital is invested in local equities, local cash and international cash. The asset allocation as at 31 December 2006 is 60, 33 and 7 per cent respectively.

- The required capital of Old Mutual International, based in Guernsey, is set at the greater of 1 per cent of funds under management and £10 million, a level considered by the Directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.

- For the United States business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200 to 300 per cent and average 284 per cent as at 31 December 2006. The required capital for OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the level of capital considered by management appropriate to manage the business which is calculated as 125 per cent of United States RBC calculated on local reserves, subject to a minimum of local statutory requirements. The required capital for the United States business is invested in fixed interest assets.

11 Assumptions *continued*

- For the Europe businesses the required capital reflects the level of capital considered by management appropriate to manage the business allowing for local minimum statutory requirements. In certain regions, for example Nordic, statutory capital is partially covered by the deferred acquisition costs which are implicitly included in the value of in-force business rather than the adjusted net worth. The required capital is invested in short and medium-term fixed interest assets.

Financial options and guarantees

South Africa

- The time-value of the financial options and guarantees included in the statutory reserves in the Africa businesses have been valued using a random walk, log-normal "real world" stochastic asset model that is in keeping with the applicable professional guidance notes issued by ASSA. The time-value reserves relate mainly to the guarantees detailed below:

Individual business:

- A closed block of unit-linked type and with-profit business has an underlying minimum growth rate guarantee (4.28 per cent per annum for life and endowment business and 4.78 per cent per annum for retirement annuity business) applicable when calculating death, disability and maturity claims.
- A small block of with-profits business guarantees minimum values to the policyholder at a point in time, generally five years from inception. If the guarantee is not exercised, another guarantee may be set.
- A small block of with-profits savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25 per cent per annum investment return.
- Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity.
- In addition, with-profits business has vested bonus guarantees at certain future dates which operate in conjunction with the options and guarantees set out above.

Group business:

- There is a significant pre-retirement savings with-profits portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.
- A significant with-profits annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

Key assumptions:

- The mean returns and volatilities of the asset classes incorporated in the stochastic asset model are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

11 Assumptions *continued*

	Mean*		Standard deviation**	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Equity	**11.4%**	13.8%	**22%**	22%
Property	**9.8%**	10.3%	**15%**	15%
Fixed interest (20 year)	**7.9%**	8.5%	**13%**	13%
Cash	**6.0%**	5.6%	**3%**	3%

* Means have been calculated using the weighted arithmetic average across all scenarios. The arithmetic means equivalent to the geometric means that were quoted in the December 2005 Annual Report and Accounts are shown for 2005 in the table above.

** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

- As at 31 December 2006 the investment guarantee reserves held as part of the value of liabilities, which included allowance for reasonable management actions and a realistic take-up rate on guaranteed annuity options, were sufficient to cover the time value of options and guarantees. There is therefore no separate cost deduction from the value of in-force business. In practice, at this year end, the reserves held were demonstrated to be consistent with the value that would be obtained using the model above.

United States

- The time value of financial options and guarantees in the United States businesses are valued using a proprietary economic scenario generator. A "real world" stochastic model has been used with the initial position of the yield curve calibrated to 17 US$ denominated index-linked government bond prices. Interest rate scenarios are floored at zero per cent and capped at 30 per cent.

- Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.

- Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of 0 per cent therefore vests annually.

- The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.

- Notwithstanding the comments above regarding the vesting of credited interest, deferred annuities are subject to surrender charges as specified in the contracts.

- The universal life policies specify a minimum crediting rate to accumulate account balances.

- All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1 per cent per annum will continue into the future, and are therefore insignificant.

11 Assumptions *continued*

- Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.

- The mean returns and volatilities of treasuries along the yield curve are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with long-term historical patterns. The interest rate scenarios generated by the model range from zero to 30 per cent.

	Mean interest rate*		Standard deviation***	
Treasuries	31 December 2006	31 December 2005**	31 December 2006	31 December 2005
6 months	**4.7%**	4.7%	**4.3%**	2.8%
1 year	**4.7%**	5.0%	**4.3%**	2.8%
5 year	**4.9%**	5.5%	**4.1%**	2.5%
10 year	**5.1%**	5.8%	**3.9%**	2.4%
20 year	**5.3%**	6.0%	**3.0%**	2.3%

* The means are calculated using the unweighted arithmetic average return across all scenarios.

** Equivalent arithmetic means to the geometric means quoted in the December 2005 Annual Report and Accounts.

*** Standard deviations can be calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

Europe

- While certain products within the Europe businesses provide financial options and guarantees, these are immaterial due to the predominantly unit-linked nature of the business except in the Nordic region where the value of certain financial options and guarantees have been taken in the opening fair value adjustments.

12 Sensitivity test

The tables below for South Africa, United States and Europe show the sensitivity of the embedded value and value of in-force at 31 December 2006 and VNB for the year ended 31 December 2006 to changes in key assumptions. All calculations include the impact on the time-value reserves necessary for policyholder financial options and guarantees. For each sensitivity illustrated, all other assumptions have been left unchanged.

The sensitivity showing the impact of one per cent increase in the yield on equities / property (as a change in the equity / property risk premium) is not given below as a bottom-up market consistent approach has been adopted for calibrating discount rates.

	31 December 2006		£m
South Africa	Embedded value	Value of in-force business	VNB
Central assumptions	**2,628**	**1,203**	**72**
Effect of:			
Central discount rate increasing by 1 per cent	2,461	1,036	60
Required capital equal to the minimum statutory requirement	2,680	1,255	76
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,562	1,137	66
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,699	1,274	79
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,764	1,254	-
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,492	1,153	-
Voluntary discontinuance rates decreasing by 10 per cent	2,668	1,243	82
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,698	1,273	78
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,682	1,257	79
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges**	2,618	1,193	71
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	-	-	67

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.

** No impact on with profit annuities as the mortality risk is borne by policyholders.

12 Sensitivity test *continued*

United States	31 December 2006 Embedded value	Value of in-force business	£m VNB
Central assumptions	1,144	690	45
Effect of:			
Central discount rate increasing by 1 per cent	1,089	635	33
Required capital equal to the minimum statutory requirement	1,188	735	54
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,085	631	32
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,210	757	60
Contraction of corporate bond spreads of 10 basis points	1,125	671	-
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,147	693	-
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,141	688	-
Voluntary discontinuance rates decreasing by 10 per cent	1,208	754	56
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	1,156	703	48
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	1,162	708	46
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	1,132	679	45
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	-	-	42

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.

12 Sensitivity test *continued*

	31 December 2006		£m
Europe	Embedded value	Value of in-force business	VNB
Central assumptions	2,681	2,279	137
Effect of:			
Central discount rate increasing by 1 per cent	2,515	2,113	111
Required capital equal to the minimum statutory requirement	2,695	2,294	140
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,612	2,214	123
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,758	2,353	153
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,720	2,318	-
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,641	2,240	-
Exchange rates – impact of a 10 per cent depreciation of the Euro against Pounds Sterling	2,630	2,238	-
Exchange rates – impact of a 10 per cent depreciation of the Swedish Krona against Pounds Sterling	2,597	2,199	-
Voluntary discontinuance rates decreasing by 10 per cent	2,771	2,369	160
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,728	2,326	145
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,702	2,300	139
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	2,680	2,278	138
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	-	-	124

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.

Notes:

1. The embedded value and value of the in-force business is net of minority interests.
2. VNB is gross of minority interests for the year ended 31 December 2006.

NEWS RELEASE

Ref 17/07

29 March 2007

ANNUAL REPORT AND ACCOUNTS 2006

Old Mutual plc ("Old Mutual") has today published its Annual Report and Accounts for 2006. A copy of the document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS (www.fsa.gov.uk). The document has also been filed with the JSE, South Africa.

The Annual Report is available on the Old Mutual website at *www.oldmutual.com*

Copies of the Annual Report may also be obtained from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton 2196, South Africa, from Thursday, 29 March 2007.

The Annual General Meeting of Old Mutual will be held in the Presentation Suite, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Thursday, 24 May 2007 at 11.00am.

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a balanced portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries, primarily South Africa, Europe and the United States. Old Mutual is listed on the London, Johannesburg and Stockholm stock exchanges, among others.

By conducting its business worldwide under its core values of integrity, respect and accountability, Old Mutual aspires to push beyond boundaries to drive value for all its stakeholders.

In the year ended 31 December 2006, the group reported an increase in adjusted operating profit of 16% to £1.4 billion (IFRS basis) and had £239 billion of funds under management. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Enquiries

Investor Relations		
Malcolm Bell	UK	+44 (0)20 7002 7166
Deward Serfontein	SA	+27 (0)21 509 8709
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+ 27 (0)21 504 8026

END